CREATING VALUE

Harsco

2007 ANNUAL REPORT







PROFILE

Harsco Corporation is one of the world's leading diversified industrial services companies. Our balanced portfolio of market-leading businesses serve fundamental, global industries, including construction, steel and metals, energy and railways. Our operations encompass more than 400 locations in 50 countries.

Harsco's broad operating balance is reflected in our performance: more than 65% of Harsco's revenues and nearly 70% of our operating income are generated outside the United States. Harsco common stock is listed on the New York Stock Exchange under the symbol HSC, and is a component of the S&P MidCap 400 Index and the Russell 1000 Index.

HSC LISTED NYSE

S&P MIDCAP 400

CORPORATE OFFICERS

Derek C. Hathaway
Chairman

Salvatore D. Fazzolari
CEO

Geoffrey D. H. Butler
President

Mark E. Kimmel
Sr. Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

Richard C. Neuffer
Sr. Vice President

Stephen J. Schnoor
Sr. Vice President and CFO

Gary J. Findling
Vice President and Treasurer

Scott H. Gerson
Vice President and CIO

Michael A. Higgins
Vice President – Audit

Michael H. Kolinsky
Vice President – Taxes

Eugene M. Truett
Vice President – Investor Relations and Credit

Gerald F. Vinci
Vice President Human Resources – Americas

Richard M. Wagner
Vice President and Controller

SR. OPERATIONS EXECUTIVES

Access Services and Mill Services
Geoffrey D. H. Butler
CEO

Minerals & Rail Services and Products
Richard C. Neuffer
President

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to changes and uncertainties that could cause future results to differ materially. Please refer to the section herein entitled "Forward-Looking Statements" for further information.

TOTAL REVENUES

↑ 22%

OPERATING INCOME

↑ 33%

DILUTED EARNINGS PER SHARE

↑ 36%

OPERATING MARGIN

↑ 100 bps

DECLARED DIVIDENDS PER SHARE

↑ 9%

YEAR-END MARKET PRICE OF STOCK

↑ 68%

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share amounts	**2007**	2006	2005	2004	2003
Operating Information					
Total revenues from continuing operations	**$ 3,688,160**	$ 3,025,613	$ 2,396,009	$ 2,162,973	$ 1,824,551
Operating income from continuing operations	**457,805**	344,309	251,036	195,456	159,349
Income from continuing operations	**255,115**	186,402	144,488	104,040	77,133
Ratios [(1)]					
Current ratio	**1.5:1**	1.4:1	1.5:1	1.6:1	1.5:1
Return on average capital	**12.2%**	10.8%	10.7%	9.2%	7.8%
Return on average equity	**19.2%**	17.2%	15.3%	12.7%	10.9%
Return on average assets	**13.0%**	12.1%	11.2%	9.9%	8.9%
Debt to total capitalization	**40.8%**	48.1%	50.4%	40.6%	44.1%
Per Share					
Diluted earnings	**$ 3.53**	$ 2.33	$ 1.86	$ 1.46	$ 1.13
Diluted earnings from continuing operations	**3.01**	2.21	1.72	1.25	0.94
Book value	**18.54**	13.64	11.89	11.03	9.51
Cash dividends declared	**0.7275**	0.665	0.6125	0.5625	0.5313
Other Information					
Diluted average shares outstanding (in thousands)	**84,724**	84,430	84,161	83,196	81,946
Number of employees	**21,500**	21,500	21,000	18,500	17,500

[(1)] All amounts are based on continuing operations.
Income statement information restated to reflect the Gas Technologies business group as discontinued operations.
Per share information restated to reflect the 2-for-1 stock split effective in March 2007.

2007 REVENUES

(Dollars in millions)



- Mill Services - $1,522; 41%
- Access Services - $1,416; 39%
- Minerals & Rail Services and Products - $750; 20%

2007 REVENUE SOURCES



- Western Europe - 47%
- North America - 34%
- Latin America - 6%
- Middle East and Africa - 5%
- Asia/Pacific - 4%
- Eastern Europe - 4%

CHAIRMAN'S LETTER
To Stockholders

At the conclusion of my service to Harsco and our various stakeholders, the results of 2007 affirm the success of the long-term strategic plan execution to which the Harsco team has been committed and which will, we believe, continue to provide a reliable foundation to Harsco's future.

Our performance in 2007 established a number of new high-water marks in the Company's history. Revenues increased by 22% to a record $3.69 billion, thus marking our fifth consecutive year of revenue growth. Income from continuing operations increased 37% to $255.1 million, or $3.01 per diluted share, also records. Cash flow from operations, a hallmark of Harsco's financial strength, increased 15% over the prior year, enabling us to invest a record $444 million of capital in growth projects and the maintenance of our business. Our strong performance is the product of a well-balanced portfolio of substantial industrial services businesses that are positioned to deliver on Harsco's growth goals in the coming years.

Harsco's balance is reflected in the 2007 segment contributions to operating income. Access Services accounted for 40%, Minerals & Rail Services and Products for 31%, and our Mill Services group accounted for the remaining 29%. Overall operating margins increased to 12.4% while our return on average capital from continuing operations improved to 12.2%. These, too, are records, and relate directly to our fundamental pursuit of value on behalf of Harsco stockholders.

Economic Value Added (EVA®) performance once again achieved record levels in 2007. We would note also that the year marked our 14th consecutive annual dividend increase. It is a cornerstone of Harsco's value creation and cash generation objectives to provide a consistent and immediate reward to stockholders in conjunction with the numerous other potential calls on our resources.

Our business profile at the end of 2007 reflects all of the essential elements of our stated strategic objectives. Industrial services accounted for 86% of our total sales. Revenues generated outside the United States approximated 70%, clear evidence of our continuing internationalization efforts. Sales from rapidly developing economies such as the Middle East and Latin America accounted for nearly 20% of 2007's international sales total. A major component of our more than decade-long strategic transformation was the completion of the sale this past December of our Gas Technologies group manufacturing operations.

It is our belief that the full value of Harsco's potential remains to be realized. We are a company of modern, competitive businesses each with substantial leadership positions in the markets served. Our footprint now extends to 50 countries throughout the world. We serve large, vital global industries that will continue to play an essential role in support of the world's economic and infrastructure expansion.

It is our belief that the full value of Harsco's potential remains to be realized.

If there is to be a legacy of my tenure as the leader of our corporation, it is that our stockholders have been rewarded for their support, and that Harsco's future is in such capable hands. Thank you for the opportunity to serve.

Derek C. Hathaway
Chairman

March 3, 2008

CEO'S Report

It is an honor and a privilege to begin serving as Harsco's CEO. As we embark on the next stage of Harsco's development, I believe it is important to outline both our strategic roadmap for value creation and our core values.

With Harsco's fundamental transformation to a global industrial services company now complete, the next stage of our continuing development and advancement will take on a broader international focus and a heightened emphasis on achieving sustainable, value-creating excellence throughout our operations.

Our strategic roadmap for Harsco's continuing value creation is centered on three principal tenets:

- Providing strong and disciplined growth-oriented leadership throughout the organization
- Geographically expanding our balanced global portfolio of businesses
- Maintaining our focus on industrial services with a strong technology underpinning

The solid foundation to all of this is our "core values," as exemplified by our value-based management system. These core values, which underpin everything that we do and stand for, and the related practices that ensure their effectiveness, are summarized as follows:

PEOPLE – THE "A TEAM"

For Harsco to continue to compete and win on an increasingly global scale, we need to ensure that we have the best people with the best talents. This is not only necessary in our key positions but also across the enterprise. I refer to this as our "A Team" initiative. "A Team" is an across-the-board, systematic approach to identifying, placing, and supporting the most capable leaders, managers and employees across the Harsco organization. To paraphrase the well-known and highly respected business author Jim Collins, you need to have the right people on the bus, in the right seats, before you start to drive.

I am convinced that we have this caliber of talent in many areas throughout Harsco, but we have not yet done enough to create and build an "A Team" environment. This will be a high priority for our senior management team. We've embarked on a three-year action plan to address specific, key objectives in such areas as professional growth and development, succession planning, and performance management. We will be establishing new training and development initiatives to ensure that our workforce in critical positions has the right skills and behaviors for their existing roles, and for future opportunities as well. We've already begun by implementing a broad-based executive assessment and leadership training program for our senior and middle managers and frontline leaders. We plan to expand the geographic implementation of this program and introduce more site- and business-specific training at key operating locations. We will ensure that our recruitment and selection processes support our "A Team" objectives for attracting and retaining top talent in key positions throughout the organization.

VALUE CREATION DISCIPLINE

Our commitment to Economic Value Added (EVA®) has been one of our great success stories in terms of value creation. EVA is deeply ingrained in our culture, essentially part of our DNA.

EVA measures true economic profit including the costs of the capital used to create those profits. Our EVA performance in 2007 exceeded target by nearly 400%. It's important to note that each year's target is not one we set ourselves, but rather one set for us by independent EVA experts in conjunction with our Board of Directors. That we have consistently created positive EVA over each of the past five years speaks directly to our unrelenting focus on value creation. Virtually all capital decisions, as well as our management incentive compensation programs, are rigorously EVA-linked.

CONTINUOUS IMPROVEMENT

As we mentioned in last year's Annual Report, creating a culture of continuous improvement is a natural complement to our EVA discipline, as operating more efficiently at lower cost contributes directly to the creation of value.


Growth Value Strategy
Industrial Services and Geographic Footprint Development and Balance
Value-Based Management System
Enterprise Business Optimization (EBO)
CREATING VALUE FOR STOCKHOLDERS

We will be reinvigorating this objective in 2008 with a new company-wide continuous process improvement methodology. Our goal is simple: to identify and eliminate non-value-adding activity from our core business processes. Eliminating waste in every area is going to save us money, improve our efficiency, and free up our people to go after ever-greater and more beneficial value-creating activities. I call this optimizing the enterprise.

Having completed a detailed fact-finding and evaluation of competing approaches, the path we have chosen is a combination of Lean and Six Sigma (LeanSigma®) that is expressly designed to get rapidly to the root causes of waste and inefficiency. We've begun a worldwide assessment of several pilot opportunities throughout the organization. By this time next year, I expect to provide you with a full report on our implementation of a sustainable continuous improvement culture throughout Harsco. In the same way that EVA has transformed the company, we look for LeanSigma to transform our core processes. I firmly believe that EVA plus LeanSigma equals long-term, sustainable value creation.

In optimizing our organization and processes, it is imperative that we also infuse the enterprise with enabling technologies. In this regard, I am pleased to report that we have made significant progress on one of our most critical initiatives for supporting Harsco's growth, which is the global standardization of our information technology infrastructure. Over 98% of our more than 400 worldwide operating locations now share a common infrastructure. The long-term benefits to our operating efficiency and our capacity for integrating future acquisitions and geographic expansion are substantial.

In parallel, we have consolidated our financially significant systems into two High Availability Data Centers securely located in opposite parts of the globe. These two centers give us added assurance that our critical systems will continue to perform without interruption in virtually any situation.

The third leg of our information technology strategy has been to significantly reduce the number of Enterprise Resource Planning systems that we use throughout the world. ERP systems give us the tools to access essential information and data within our operations, but with different locations and

HARSCO'S CORE VALUES



People - The "A Team"
Succession Planning and Management Development Programs
Value Creation Discipline
Economic Value Added (EVA®)
Continuous Improvement
LeanSigma® Process Improvement Discipline
Uncompromising Integrity and Ethical Business Practices
Code of Conduct, Harsco Internal Control and Management Framework, Policies and Procedures

divisions operating on different ERP platforms, our ability to really drive ERP technology to its maximum value was severely limited.

The sum total of all these accomplishments has given us a solid technology foundation to build upon. Our focus now will be to leverage our progress for sustainable, long-term impact. One particularly exciting project is our global business intelligence initiative, whereby our managers across the globe will be able to access sophisticated business intelligence tools like business scorecards and operational dashboards to make better informed and more timely management decisions. The supporting systems that will drive these tools are being built for transparency and ease of access from the global level down to the individual site transaction level, thereby promoting greater visibility into performance-improving opportunities throughout our operations. We're also looking at leveraging our strong technology foundation to pave the way for global shared service centers, which will enable us to tap into our lower-cost labor locations for certain non-core business processes. Lastly, we are very excited about the opportunities for meshing our information technology infrastructure with our LeanSigma continuous process improvement initiative as we identify more ways to add streamlining and efficiency to our key business processes.

UNCOMPROMISING INTEGRITY AND ETHICAL BUSINESS PRACTICES

Ethical business practices and uncompromising integrity have long been a hallmark of Harsco. This is reflected in our core handbooks, including the Harsco Code of Conduct, the Harsco Internal Control and Management Framework, and the Harsco Policies and Procedures. The principles in these books are continuously emphasized, closely maintained, and strictly enforced by the Board of Directors, the Senior Management Team, Corporate Officers, Business Managers, and the Internal Audit Group. They are translated in numerous languages to reflect the many cultures in which we operate and to ensure that we are providing a consistent platform throughout our organization.

Be assured that I am determined and committed to putting the best value-creating team on the field, and to ensuring that our key strategic initiatives are executed to continue Harsco's global growth momentum.

Salvatore D. Fazzolari
Chief Executive Officer

March 3, 2008

Access Services

Strong end-market demand across virtually all regions produced an outstanding year for Harsco Access Services, and continues to support an encouraging outlook.

We continue to add both scale and scope to our global leadership as one of the world's most complete full-service providers of total access solutions. This term describes our scaffolding and powered access services for new construction and industrial plant maintenance, as well as our forming and shoring systems – often referred to as formwork – which are used extensively on large-scale construction projects to form and support cast-in-place concrete structures such as floors, walls and columns. Unlike many of our competitors in this industry who tend to be largely concentrated in one area or the other, our unique breadth of equipment and services, typically furnished to job sites on a recurring-revenue rental basis, enables us to serve as a comprehensive, one-stop resource for an increasingly wide and diverse span of customers and requirements. A value-enhancing ingredient to all of our access solutions is our strong engineering expertise, which ensures that we remain at the forefront of providing innovative equipment and installation solutions for even the most complex construction projects. Our Harsco Access Services business units have a combined trading history of almost 300 years and a wealth of knowledge and experience to offer throughout the globe.

Our principal focus continues to be the non-residential construction, infrastructure and industrial plant maintenance sectors, where market conditions remained

 

especially favorable throughout 2007. Our acquisition of Hünnebeck, which we purchased in November 2005, has delivered impressive results along with a valuable expansion of our concrete formwork capabilities and international footprint. We now have a strong presence in virtually every major market throughout North America, Europe and the Middle East. Among the major contracts announced during the year were several new and highly prestigious projects serving the ongoing construction boom in Dubai and other parts of the Middle East, where we have a well-established and growing presence supporting some of the region's largest construction contractors. We expect to continue to add to our momentum with further strengthening of our presence in the developing economies of Eastern Europe and Latin America, both of which are making considerable investments in the modernization and expansion of infrastructure. Our Chilean operations, the result of a targeted acquisition completed in 2006, had a strong first year, while the integration of our Cleton specialist insulation acquisition, also from 2006, has enabled us to increase our share of the European industrial plant maintenance access market through our expanded ability to provide multi-disciplined services. The tightening of health and safety legislation in many of our markets should also add to our prospects, as new guard railing and edge protection products become mandatory on jobsites. We enter 2008 armed with a solid portfolio of services, an expanding geographic footprint, and a positive global market outlook.

ACCESS INNOVATION

Described as the most sophisticated building access system ever seen in the UK, Harsco Access Services devised an innovative installation of 21 Mastclimbing Platforms for the construction of Manchester's new Civil Justice Centre, part of the biggest court complex to be built in the UK in more than 125 years.

Owing to the building's complex cantilevered elevations, our access configuration involved extensive design and meticulous pre-testing, including a full size mock-up built months in advance. The final installation incorporated an overhead monorail lifting system that allowed window installers at the platform level to safely maneuver and position the building's large glass panels, each weighing up to 1,400 pounds.



Innovative engineering solutions like this demonstrate why Harsco's global Access Services group remains at the top of the industry for equipment, know-how and safety.

MILL Services

Harsco's continuing industry leadership and long-term market opportunities serving the growing steel and metals industries underpin our confidence for steady, predictable growth on a global scale.

As the world's number one provider of on-site, outsourced services to steel mills and other metal producers, Harsco serves the largest and strongest companies in the steel and metals industries.

Our contracts range from single-site operations, where small teams provide select services to specialty steel producers, to dedicated teams of over 400 personnel providing a comprehensive range of service programs across a variety of on-site operations. The value that we generate as a 24/7 on-site partner delivers increased productivity, lower costs, improved environmental compliance, and significant capital relief to each customer location. And even though we serve over 170 locations in some 35 countries, our total Mill Services revenues still represent less than five percent of the worldwide market potential. There is still plenty of room to continue to grow.

We serve a consolidating global steel industry. The past several years have witnessed a flood of mergers and restructurings, from massive mega-mergers of steel industry giants to the smaller yet still significant actions of regional players and specialty producers. Any seismic shift is bound to send off shock waves, but where others see challenges, we see opportunities.





It is our view and experience that large, consolidating companies tend to outsource more over the long term. They prefer financially strong, global partners to facilitate their growth. They want the most reliable service, the most global experience, and the best value-enhancing technology they can find. All of that suits us perfectly. As the metals industries continue to grow on a worldwide basis, Harsco is well positioned to grow with them. According to industry reports, world steel production grew 7.5% in 2007, the fifth consecutive year of production growth of 7% or more.

We see numerous opportunities throughout our markets to sustain our momentum, through service expansion at existing sites, taking on additional mills within our existing territories, and through additional geographic expansion. We signed one of our largest contracts yet in China during 2007, a 12-year initial agreement to support an all-new plant that is now underway as one of China's largest steelmaking operations. This opportunity to affiliate ourselves directly from plant start-up with a modern, world-class operation such as this fits ideally with our global strategic objectives.

Returns this past year did not measure up to expectations, impacted by some isolated short-term mill production outages, and more particularly by escalating costs in certain areas, notably on-site equipment maintenance and fuel. Initiatives to correct this are well underway, and our optimism for this business continues unabated. The value of our long-term mill services contracts grew by nearly 12 percent in 2007 to end the year at approximately $5 billion, a new record.

GLOBAL BALANCE

The reenergized steel industry within Eastern Europe is undergoing a fundamental transformation as new capital and increased market demand combine to spur the region's growth. In 2007, we made a further addition to our Eastern Europe presence by acquiring Alexander Mill Services International, a well-established company that provides on-site mill services to some of the leading steel producers in Poland and Romania, as well as Greece and Portugal. Eastern Europe is one of several developing regions, along with the Middle East and Africa, Asia Pacific, and Latin America, that Harsco is targeting for additional expansion as we continue to enhance our broad geographic balance across the globe.



MINERALS & RAIL
Services and Products

This group secured its largest contract ever in 2007, and remains on course to further expand its global reach and market-leading portfolio in support of Harsco's growth.

Harsco's most diversified business group played a significant role in our outstanding 2007 performance by delivering record levels of sales and income. The group also took on a new identity, renamed as the Minerals & Rail Services and Products group to reflect our growing emphasis on minerals-related environmental services and products.

The largest division in this group is our global railway track maintenance services and equipment business, Harsco Track Technologies. Historically, North America's railways have long been and continue to be our largest market base for this business, but as more than 80% of the world's railway track lies outside the United States, further international expansion has also become an important driver of our growth. Our continuing strategies include targeted growth in key international markets having substantial railway modernization and expansion programs. We announced in May 2007 our largest railway track maintenance equipment contract in company history, a more than $350 million order to supply over 40 high-performance rail grinder units to China over the next four years. Competing and winning in the international arena is a long and challenging process, but as this and several other recent wins clearly demonstrate, we are building an increasingly global reputation for having the right equipment, technology and skills to be successful.


TRT-909
Track Renewal Train



We are equally excited about the future prospects for our minerals business area as an emerging growth platform for Harsco. We've long been the pioneer in the beneficial re-use of slag materials from the steel and metals industries, and our processing of coal combustion by-products for use as environmentally responsible blasting abrasives and roofing granules continues to lead that industry as the original "green" recycled product. Our acquisition of Excell Minerals in early 2007 has now added to our momentum in the growing environmental recycling sector. Excell recently captured two new material processing contracts in Europe, including its first-ever in France. We look for several of our specialized environmental service and product solutions to make an increasingly positive contribution to Harsco's performance in the coming years, amplified by the prospect of further scalability across our broad international footprint.

Our niche products businesses continued to perform well in their supporting role throughout 2007, with each contributing strong results and cash flows while requiring minimal capital investment. Market conditions remain especially upbeat for our Air-X-Changers business, which supports the natural gas processing industry as the world's leading supplier of air-cooled heat exchangers. Our re-focused industrial grating unit, IKG Industries, completed its strongest year ever on increased demand from the industrial and energy plant construction and refurbishment sector, while our Patterson-Kelley boiler unit continues to see very positive market acceptance for its new-technology, high-efficiency commercial and institutional heating products.

TURF'S UP

Pro-circuit golf courses throughout the U.S. are starting to get a first-hand appreciation for our Excell Minerals division's turf fertilizer known as Excellerator™. Excellerator is a custom-blended, premium fertilizer that delivers high levels of soluble silicon and other micronutrients to plant cells. Research from a number of leading universities is confirming Excellerator's distinctive ability to yield stronger, healthier turf.

Excellerator played like a champ at the 2007 U.S. Open at Oakmont, where it was used to strengthen and condition the fairway roughs. The result was more uniform turf that stood up beautifully to the week-long rigors of one of golf's most celebrated tournaments.

Excellerator is one of Harsco's growing lines of specialized minerals-based products that show promising potential in the coming years to serve a range of global applications and industries.



Photo: Oakmont Country Club

CORPORATE CITIZENSHIP

HARSCO AND THE ENVIRONMENT

Ever-tightening legislation and the simple economic and competitive advantages of using more efficient and readily available recycled materials are both part of the growing environmental focus in the industries we serve. Harsco is responding with an increasing menu of tailored environmental services and solutions that are contributing directly to our customers' operations, and to a cleaner and healthier environment.

The use of scrap in the steel making process is well established for its energy efficiency and affordability. Harsco is providing essential on-site scrap management services around the globe, handling over 20 million tons of incoming scrap each year at our customers' steelmaking operations, and recovering over 11 million tons of internally-arising scrap for reuse in their production processes.

We also continue to lead the industry in developing new technologies and markets for the beneficial reuse of steelmaking slag and other by-products. Every ton of steel produced generates approximately 300 pounds of slag. Harsco's slag processes give our customers immediate access to high value metallics and other raw material content, at the same time reducing the costs and environmental impact of their disposal. In 2007 we processed over 30 million tons of slag at over 150 sites throughout the world. We also continue to explore the development of new markets for slag re-use in such applications as cement and concrete, road surfacing, water treatment, and civil engineering, to name a few. In total, Harsco markets over 8 million tons per year of steel aggregates to end user industries in 25 different countries, helping to reduce the carbon footprint of our customers and improving the sustainability of the communities in which we operate.



Harsco is dedicated to helping our steel and metals industries clients maximize sustainability and minimize the environmental impact of their production. Our proprietary technologies for briquetting and pelletizing steelmaking dusts, slurries and fines enable these by-products to be recycled back into steelmaking rather than sent to landfill for disposal. Our 2007 acquisition of Performix Technologies has enhanced our capabilities with a range of proprietary materials that are added during ladle refining to improve steel quality and increase steelmaking efficiency. Ladle refining allows steelmakers to process their molten steel to exact chemical specifications outside the steelmaking furnace, thereby freeing up the furnaces for greater production capacity while decreasing energy consumption and other costs per ton of steel produced.

GREEN FROM THE START™

The steel and metals industries, however, are only part of our environmental focus. Our Reed Minerals division has been recycling coal combustion by-products and minimizing the land filling of coal slag since the 1930s. The division remains one of the industry leaders for top-quality, high performance blasting abrasives and roofing granules. Reed's original BLACK BEAUTY® product line is known for its low dusting properties and less than 0.1% free silica content, critical attributes which enhance worker safety while potentially reducing the costs associated with special waste handling procedures and added worker liability insurance.

HARSCO AND OUR COMMUNITIES

We understand that to succeed as a global organization, Harsco must continue to earn the public's trust and support. Harsco's most fundamental values – our reputation for integrity, commitment to personal performance, and dependability as both a valued partner to our customers and responsible corporate citizen within our communities – will be maintained only through consistent and scrupulous adherence to the highest principles and standards of behavior.

Code of Conduct

Our Harsco Corporation Code of Conduct is issued to all Harsco directors, officers and employees and outlines the important principles and policies that everyone working for Harsco, or on Harsco's behalf, must follow. The full text of Harsco's Code of Conduct is available on our website at www.harsco.com, located within the Corporate Governance section under Investor Relations. You can also obtain a printed copy by contacting the Corporate Communications department at the Harsco corporate office.

Internal Control and Management Framework

Harsco's system for internal controls and our underlying principles are summarized in the Harsco Internal Control and Management Framework booklet, which is distributed in multiple languages to all employees throughout Harsco having management or administrative responsibilities. The full text is available on our website at www.harsco.com, located within the Corporate Governance section under Investor Relations. Our internal control principles are reinforced by our Sarbanes-Oxley Section 404 optimization initiative, an ongoing, Company-wide program overseen by the Audit Committee of the Board of Directors that is specifically focused on achieving continuous improvement in the effectiveness and efficiency of our controls and ensuring our continuing compliance with Sarbanes-Oxley provisions.

Community Support

Through our separately-administered Harsco Corporation Fund giving arm, Harsco provides targeted financial and other support to charitable, educational, and cultural activities having wide community application and support in the communities in which we operate. Most of these contributions result from requests from local operating management in annual budgets. The Fund is not a grant-giving organization in the usual sense of the word; that is, it seldom makes gifts to organizations with limited purposes or for special projects that do not receive wide public support. In 2007, the Harsco Corporation Fund awarded close to $1 million in support of a number of selected initiatives.

In the field of education, Harsco has awarded more than $3 million in college tuition assistance over the past three decades to the high-performing children of our employees to enable them to achieve their career goals. Our 2007 scholarship winners included 21 students from the following nine countries: Australia, Brazil, Canada, Chile, Malaysia, Serbia, Slovakia, the United Kingdom and the United States.

CONFIDENTIAL SUBMISSION OF COMPLAINTS OR CONCERNS RELATING TO ACCOUNTING OR AUDITING MATTERS

Harsco has several methods available to report complaints or concerns relating to our accounting, internal accounting controls, or other related matters. These methods include:

- Writing to the Harsco corporate office, P.O. Box 8888, Camp Hill, Pennsylvania 17001-8888, marked to the attention of Audit Committee Confidential Submission
- E-mail to auditcommitteehotline@harsco.com
- Calling this toll-free telephone number, 800.942.7726 or 717.612.5651 for international callers

Contact can also be made with any member of the Company's Audit Committee. All reports are treated confidentially to the fullest extent possible, and may be made anonymously. Harsco will not tolerate any retaliation or harassment against any individual who in good faith raises a concern or reports misconduct.

CORPORATE GOVERNANCE

Harsco's Board of Directors held 11 meetings in 2007. All directors who served during 2007 attended at least 97.8% of the total Board meetings and meetings of the Committees on which they served.

INDEPENDENCE

Harsco's Board currently comprises 12 members, including nine independent directors. Terry D. Growcock has joined the Board effective January 1, 2008. He is the Chairman of The Manitowoc Company, a diversified industrial company with operations in over 20 countries that ranks as one of the world's largest providers of lifting equipment for the global construction industry. Derek C. Hathaway and Joseph P. Viviano will retire from the Board in April 2008. In his distinguished service as Chairman and Chief Executive Officer, Mr. Hathaway has been responsible for leading Harsco's significant strategic transformation into one of the world's premier industrial services companies. Mr. Viviano is retiring after nine years of service on the Board, having reached the Board's mandatory retirement age. He has served with distinction on the Audit and Nominating and Corporate Governance committees.

Harsco's policy requires that at least two-thirds of the Board be independent directors as defined by the New York Stock Exchange and other applicable regulatory requirements. Harsco's Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees are all composed entirely of independent directors.

The independent directors held six meetings during 2007. These meetings are normally held without management present, in connection with the regularly scheduled Board meetings.

COMMITTEE STRUCTURE

There are currently four standing committees of the Harsco Board: Executive; Audit; Management Development and Compensation; and Nominating and Corporate Governance. Each standing Committee has a written charter which is approved by the full Board and states the purpose of the Committee. The full text of each committee charter is available on the Harsco website at www.harsco.com, within the Corporate Governance section of Investor Relations.

BOARD COMPENSATION

Harsco's directors are not compensated for services to the Company beyond normal director fees. The Company does not pay fees for professional services (as distinguished from standard per diem director's fees established by the Board for services rendered in the capacity as directors, e.g., mentoring) to a director or a director's firm, including law firms, accounting firms, investment banks and the like. While the Board encourages directors to be investors in the Company, the Board believes it is not appropriate to prescribe a minimum level of stock ownership. The Board believes that the quality of a director's contribution is not directly correlated to his or her personal share ownership.

DIRECTORS

Derek C. Hathaway [1]	Chairman Harsco Corporation *Director since 1991*
Salvatore D. Fazzolari	CEO Harsco Corporation *Director since 2002*
Geoffrey D. H. Butler	President Harsco Corporation *Director since 2002*

INDEPENDENT DIRECTORS

Kathy G. Eddy [1,2,4]	CPA and Founding Partner McDonough, Eddy, Parsons & Baylous, AC *Director since 2004*
Terry D. Growcock	Chairman The Manitowoc Company *Director since 2008*
Jerry J. Jasinowski [3,4]	Former President The Manufacturing Institute *Director since 1999*
D. Howard Pierce [1,2,3]	Retired President and CEO ABB Inc. *Director since 2001*
Carolyn F. Scanlan [2,3]	President and CEO The Hospital & Healthsystem Association of Pennsylvania *Director since 1998*
James I. Scheiner [2,3]	Chairman Benatec Associates, Inc. *Director since 1995*
Andrew J. Sordoni, III [1,3,4]	Chairman Sordoni Construction Services, Inc. *Director since 1988*
Joseph P. Viviano [2,4]	Retired Vice Chairman The Hershey Company *Director since 1999*
Dr. Robert C. Wilburn [1,4]	President The Gettysburg Foundation *Director since 1986* *Serves as Lead Director*

BOARD COMMITTEES
[1] Executive [3] Management Development and Compensation
[2] Audit [4] Nominating and Corporate Governance
Bold-faced type indicates Committee Chair

FORM 10-K

For the fiscal year ended December 31, 2007

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-3970

Harsco

HARSCO CORPORATION

(Exact name of Registrant as specified in its Charter)

Delaware	**23-1483991**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
350 Poplar Church Road, Camp Hill, Pennsylvania	**17011**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **717-763-7064**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $1.25 per share	**New York Stock Exchange**
Preferred stock purchase rights	

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the Company's voting stock held by non-affiliates of the Company as of June 30, 2007 was $4,377,365,564.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Classes	Outstanding at January 31, 2008
Common stock, par value $1.25 per share	84,491,031

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the 2008 Proxy Statement are incorporated by reference into Part III of this Report.

The Exhibit Index (Item No. 15) located on pages 116 to 121 incorporates several documents by reference as indicated therein.

HARSCO CORPORATION AND SUBSIDIARY COMPANIES

PART I

Item 1. Business

(a) General Development of Business

Harsco Corporation ("the Company") is a diversified, multinational provider of market-leading industrial services and engineered products. The Company's operations fall into two reportable segments: Access Services and Mill Services, plus an "all other" category labeled Minerals & Rail Services and Products. The Company has locations in 50 countries, including the United States. The Company was incorporated in 1956.

The Company's executive offices are located at 350 Poplar Church Road, Camp Hill, Pennsylvania 17011. The Company's main telephone number is (717) 763-7064. The Company's Internet website address is www.harsco.com. Through this Internet website (found in the "Investor Relations" link) the Company makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed or furnished to the Securities and Exchange Commission. Information contained on the Company's website is not incorporated by reference into this Annual Report on Form 10-K, and should not be considered as part of this Annual Report on Form 10-K.

The Company's principal lines of business and related principal business drivers are as follows:

Principal Lines of Business	Principal Business Drivers
• Scaffolding, forming, shoring and other access-related services, rentals and sales	• Non-residential and infrastructure construction • Industrial and building maintenance requirements
• Outsourced, on-site services to steel mills and other metals producers	• Global steel mill production and capacity utilization • Outsourcing of services by metals producers
• Minerals and recycling technologies	• Outsourcing of handling and recycling of industrial co-product materials
• Railway track maintenance services and equipment	• Global railway track maintenance-of-way capital spending • Outsourcing of track maintenance and new track construction by railroads
• Industrial grating products	• Industrial plant and warehouse construction and expansion
• Air-cooled heat exchangers	• Natural gas compression, transmission and demand
• Industrial abrasives and roofing granules	• Industrial and infrastructure surface preparation and restoration • Residential roof replacement
• Heat transfer products and powder processing equipment	• Commercial and institutional boiler and water heater requirements • Pharmaceutical, food and chemical production

The Company reports segment information using the "management approach" in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This approach is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served. These segments and the types of products and services offered are more fully described in section (c) below.

In 2007, 2006 and 2005, the United States contributed sales of $1.2 billion, $1.0 billion and $0.8 billion, equal to 31%, 32% and 35% of total sales, respectively. In 2007, 2006 and 2005, the United Kingdom contributed sales of $0.7 billion, $0.7 billion and $0.5 billion, respectively, equal to 20%, 22% and 23% of total sales, respectively. One customer, ArcelorMittal, represented 10% or more of the Company's sales during 2007 and 2006. No customer represented 10% or more of the Company's sales in 2005. There were no significant inter-segment sales.

(b) Financial Information about Segments

Financial information concerning industry segments is included in Note 14, Information by Segment and Geographic Area, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

(c) Narrative Description of Business

(1) A narrative description of the businesses by reportable segment is as follows:

Access Services Segment – 39% of consolidated sales for 2007

Harsco's Access Services Segment includes the Company's brand names of SGB Group, Hünnebeck Group and Patent Construction Systems Divisions. The Company's Access Services Segment is a leader in the construction services industry as one of the world's most complete providers of rental scaffolding, shoring, forming and other access solutions. The U.K.-based SGB Group Division operates from a network of international branches throughout Europe, the Middle East and Asia/Pacific; the Germany-based Hünnebeck Division serves Europe, the Middle East and South America, while the U.S.-based Patent Construction Systems Division serves North America including Mexico, Central America and the Caribbean. Major services include the rental of concrete shoring and forming systems, scaffolding and powered access equipment for non-residential and infrastructure projects; as well as a variety of other access services including project engineering and equipment erection and dismantling and, to a lesser extent, access equipment sales.

The Company's access services are provided through branch locations in over 30 countries plus export sales worldwide. In 2007, this Segment's revenues were generated in the following regions:

Access Services Segment

Region	**2007 Percentage of Revenues**
Western Europe	65%
North America	20%
Middle East and Africa	7%
Eastern Europe	6%
Asia/Pacific	1%
Latin America (a)	1%

(a) Including Mexico.

For 2007, 2006 and 2005, the Access Services Segment's percentage of the Company's consolidated sales was 39%, 36% and 33%, respectively.

Mill Services Segment – 41% of consolidated sales for 2007

The Mill Services Segment, which consists of the MultiServ Division, is the world's largest provider of on-site, outsourced mill services to the global steel and metals industries. MultiServ provides its services on a long-term contract basis, supporting each stage of the metal-making process from initial raw material handling to post-production by-product processing and on-site recycling. Working as a specialized, high-value-added services provider, MultiServ rarely takes ownership of its customers' raw materials or finished products. Similar services are provided to the producers of non-ferrous metals, such as aluminum, copper and nickel. The Company's multi-year Mill Services contracts had estimated future revenues of $5.0 billion at December 31, 2007. This provides the Company with a substantial base of long-term revenues. Approximately 61% of these revenues are expected to be recognized by December 31, 2010. The remaining revenues are expected to be recognized principally between January 1, 2011 and December 31, 2016.

MultiServ's geographic reach to over 30 countries, and its increasing range of services, enhance the Company's financial and operating balance. In 2007, this Segment's revenues were generated in the following regions:

Mill Services Segment

Region	2007 Percentage of Revenues
Western Europe	53%
North America	20%
Latin America (a)	11%
Asia/Pacific	7%
Middle East and Africa	6%
Eastern Europe	3%

(a) Including Mexico.

For 2007, 2006 and 2005, the Mill Services Segment's percentage of the Company's consolidated sales was 41%, 45% and 44%, respectively.

All Other Category - Minerals & Rail Services and Products – 20% of consolidated sales for 2007

The All Other Category includes the Excell Minerals, Reed Minerals, Harsco Track Technologies, IKG Industries, Patterson-Kelley and Air-X-Changers Divisions. Approximately 84% of this category's revenues originate in the United States.

Export sales for this Category totaled $57.1 million, $96.6 million and $116.6 million in 2007, 2006 and 2005, respectively. In 2007, 2006 and 2005, export sales for the Harsco Track Technologies Division were $21.8 million, $51.5 million and $80.0 million, respectively, which included sales to Canada, Mexico, Europe, Asia, the Middle East and Africa. A significant backlog exists at December 31, 2007 in the Harsco Track Technologies Division as a result of orders received in 2007 from the Chinese Ministry of Railways.

Excell Minerals is a multinational company that extracts high-value metallic content for production re-use on behalf of leading steelmakers and also specializes in the development of minerals technologies for commercial applications, including agriculture fertilizers and performance-enhancing additives for cement products.

Reed Minerals' industrial abrasives and roofing granules are produced from power-plant utility coal slag at a number of locations throughout the United States. The Company's BLACK BEAUTY® abrasives are used for industrial surface preparation, such as rust removal and cleaning of bridges, ship hulls and various structures. Roofing granules are sold to residential roofing shingle manufacturers, primarily for the replacement roofing market. This Division is the United States' largest producer of slag abrasives and third largest producer of residential roofing granules.

Harsco Track Technologies is a global provider of equipment and services to maintain, repair and construct railway track. The Company's railway track maintenance services support railroad customers worldwide. The railway track maintenance equipment product class includes specialized track maintenance equipment used by private and government-owned railroads and urban transit systems worldwide.

IKG Industries manufactures a varied line of industrial grating products at several plants in North America. These products include a full range of bar grating configurations, which are used mainly in industrial flooring, and safety and security applications in the power, paper, chemical, refining and processing industries.

Patterson-Kelley is a leading manufacturer of heat transfer products such as boilers and water heaters for commercial and institutional applications, and also powder processing equipment such as blenders, dryers and mixers for the chemical, pharmaceutical and food processing industries.

Air-X-Changers is a leading supplier of custom-designed and manufactured air-cooled heat exchangers for the natural gas industry. The Company's heat exchangers are the primary apparatus used to condition natural gas during recovery, compression and transportation from underground reserves through the major pipeline distribution channels.

For 2007, 2006 and 2005, the All Other Category's percentage of the Company's consolidated sales was 20%, 19% and 23%, respectively.

(1) (i) The products and services of the Company include a number of product groups. These product groups are more fully discussed in Note 14, Information by Segment and Geographic Area, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data." The product groups that contributed 10% or more as a percentage of consolidated sales in any of the last three fiscal years are set forth in the following table:

	Percentage of Consolidated Sales		
Product Group	**2007**	**2006**	**2005**
Access Services	**39%**	36%	33%
Mill Services	**41%**	45%	44%

(1) (ii) New products and services are added from time to time; however, in 2007 none required the investment of a material amount of the Company's assets.

(1) (iii) The manufacturing requirements of the Company's operations are such that no unusual sources of supply for raw materials are required. The raw materials used by the Company for its limited product manufacturing include principally steel and, to a lesser extent, aluminum, which are usually readily available. The profitability of the Company's manufactured products is affected by changing purchase prices of steel and other materials and commodities. If steel or other material costs associated with the Company's manufactured products increase and the costs cannot be passed on to the Company's customers, operating income would be adversely impacted. Additionally, decreased availability of steel or other materials could affect the Company's ability to produce manufactured products in a timely manner. If the Company cannot obtain the necessary raw materials for its manufactured products, then revenues, operating income and cash flows will be adversely affected. Certain services performed by the Excell Minerals Division result in the recovery, processing and sale of specialty steel scrap concentrate and ferro alloys to its customers. The selling price of the by-product material is principally market-based and varies based upon the current market value of its components. Therefore, the revenue amounts recorded from the sale of such by-product material varies based upon the market value of the commodity components being sold. The Company has executed hedging instruments designed to reduce the volatility of the revenue from the sale of the by-products material at varying market prices. However, there can be no guarantee that such hedging strategies will be fully effective in reducing the variability of revenues from period to period.

(1) (iv) While the Company has a number of trademarks, patents and patent applications, it does not consider that any material part of its business is dependent upon them.

(1) (v) The Company furnishes products and materials and certain industrial services within the Access Services and the All Other Category that are seasonal in nature. As a result, the Company's sales and net income for the first quarter ending March 31 are normally lower than the second, third and fourth quarters. Additionally, the Company has historically generated the majority of its cash flows in the second half of the year. This is a direct result of normally higher sales and income during the latter part of the year. The Company's historical revenue patterns and cash provided by operating activities were as follows:

Historical Revenue from Continuing Operations Patterns

(In millions)	**2007**	**2006**	**2005**	**2004**	**2003**
First Quarter Ended March 31	**$ 840.0**	$ 682.1	$ 558.0	$ 478.7	$ 419.7
Second Quarter Ended June 30	**946.1**	766.0	606.0	534.6	466.7
Third Quarter Ended September 30	**927.4**	773.3	599.5	532.9	456.0
Fourth Quarter Ended December 31	**974.6**	804.2	632.5	616.8	482.1
Totals	**$ 3,688.2(a)**	$ 3,025.6	$ 2,396.0	$ 2,163.0	$ 1,824.6 (a)

Historical Cash Provided by Operations

(In millions)	2007	2006	2005	2004	2003
First Quarter Ended March 31	**$ 41.7**	$ 69.8	$ 48.1	$ 32.4	$ 31.2
Second Quarter Ended June 30	**154.9**	114.5	86.3	64.6	59.2
Third Quarter Ended September 30	**175.7**	94.6	98.1	68.9	64.1
Fourth Quarter Ended December 31	**99.4**	130.3	82.7	104.6	108.4
Totals	**$ 471.7**	$ 409.2	$ 315.3 (a)	$ 270.5	$ 262.8 (a)

(a) Does not total due to rounding.

(1) (vi) The practices of the Company relating to working capital are similar to those practices of other industrial service providers or manufacturers servicing both domestic and international industrial services and commercial markets. These practices include the following:

- Standard accounts receivable payment terms of 30 days to 60 days, with progress payments required for certain long-lead-time or large orders. Payment terms are longer in certain international markets.
- Standard accounts payable payment terms of 30 days to 90 days.
- Inventories are maintained in sufficient quantities to meet forecasted demand. Due to the time required to manufacture certain railway maintenance equipment to customer specifications, inventory levels of this business tend to increase for an extended time during the production phase and then decline when the equipment is sold.

(1) (vii) One customer, ArcelorMittal, represented 10% or more of the Company's sales in 2007 and 2006. In 2005, no single customer represented 10% of its sales. The Mill Services Segment is dependent largely on the global steel industry, and in 2007 and 2006 there were two customers that each provided in excess of 10% of this Segment's revenues under multiple long-term contracts at several mill sites. In 2005, there were three customers that each provided in excess of 10% of this Segment's revenues. ArcelorMittal was one of those customers in 2007, 2006 and 2005. The loss of any one of the contracts would not have a material adverse effect upon the Company's financial position or cash flows; however, it could have a material effect on quarterly or annual results of operations. Additionally, these customers have significant accounts receivable balances. Further consolidation in the global steel industry is possible. Should transactions occur involving some of the Company's larger steel industry customers, it would result in an increase in concentration of credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows, and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base.

(1) (viii) Backlog of manufacturing orders from continuing operations was $448.1 million and $236.5 million as of December 31, 2007 and 2006, respectively. A significant backlog exists at December 31, 2007 in the Harsco Track Technologies Division as a result of orders received in 2007 from the Chinese Ministry of Railways. It is expected that approximately 55% of the total backlog at December 31, 2007 will not be filled during 2008. Exclusive of certain orders received by the Harsco Track Technologies Division such as the order from the Chinese Ministry of Railways, the Company's backlog is seasonal in nature and tends to follow in the same pattern as sales and net income which is discussed in section (1) (v) above. Order backlog for scaffolding, shoring and forming services of the Access Services Segment is excluded from the above amounts. These amounts are generally not quantifiable due to short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period often unknown. Backlog for roofing granules and slag abrasives is not included in the total backlog because it is generally not quantifiable, due to the short order lead times of the products provided. Backlog for minerals and recycling technologies is not included in the total backlog amount because it is generally not quantifiable due to short order lead times of the products and services provided. Contracts for the Mill Services Segment are also excluded from the total backlog. These contracts have estimated future revenues of $5.0 billion at December 31, 2007. For additional information regarding backlog, see the Backlog section included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(1) (ix) At December 31, 2007, the Company had no material contracts that were subject to renegotiation of profits or termination at the election of the U.S. Government.

(1) (x) The Company encounters active competition in all of its activities from both larger and smaller companies who produce the same or similar products or services, or who produce different products appropriate for the same uses.

(1) (xi) The expense for product development activities was $3.2 million, $2.8 million and $2.4 million in 2007, 2006 and 2005, respectively. For additional information regarding product development activities, see the Research and Development section included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(1) (xii) The Company has become subject, as have others, to stringent air and water quality control legislation. In general, the Company has not experienced substantial difficulty complying with these environmental regulations in the past, and does not anticipate making any material capital expenditures for environmental control facilities. While the Company expects that environmental regulations may expand, and that its expenditures for air and water quality control will continue, it cannot predict the effect on its business of such expanded regulations. For additional information regarding environmental matters see Note 10, Commitments and Contingencies, to the Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data."

(1) (xiii) As of December 31, 2007, the Company had approximately 21,500 employees.

(d) Financial Information about Geographic Areas

Financial information concerning foreign and domestic operations is included in Note 14, Information by Segment and Geographic Area, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data." Export sales totaled $61.7 million, $99.6 million and $118.8 million in 2007, 2006 and 2005, respectively.

(e) Available Information

Information is provided in Part I, Item 1 (a), "General Development of Business."

Item 1A. Risk Factors

Market risk.

In the normal course of business, the Company is routinely subjected to a variety of risks. In addition to the market risk associated with interest rate and currency movements on outstanding debt and non-U.S. dollar-denominated assets and liabilities, other examples of risk include collectibility of receivables, volatility of the financial markets and their effect on pension plans, and global economic and political conditions.

Cyclical industry and economic conditions may adversely affect the Company's businesses.

The Company's businesses are subject to general economic slowdowns and cyclical conditions in the industries served. In particular,

- The Company's Access Services business may be adversely impacted by slowdowns in non-residential or infrastructure construction and annual industrial and building maintenance cycles;
- The Company's Mill Services business may be adversely impacted by slowdowns in steel mill production, excess capacity, consolidation or bankruptcy of steel producers or a reversal or slowing of current outsourcing trends in the steel industry;
- The railway track maintenance services and equipment business may be adversely impacted by developments in the railroad industry that lead to lower capital spending or reduced maintenance spending;

- The industrial abrasives and roofing granules business may be adversely impacted by reduced home resales or economic conditions that slow the rate of residential roof replacement, or by slowdowns in the industrial and infrastructure refurbishment industries;

- The industrial grating business may be adversely impacted by slowdowns in non-residential construction and industrial production;

- The air-cooled heat exchangers business is affected by cyclical conditions present in the natural gas industry. A high demand for natural gas is currently creating increased demand for the Company's air-cooled heat exchangers. However, a slowdown in natural gas production could adversely affect this business;

- The Excell Minerals business may be adversely impacted by a reduction in the selling price of its materials, which is market-based and varies based upon the current fair value of the components being sold. Therefore, the revenue amounts recorded from the sale of such recycled materials vary based upon the fair value of the commodity components being sold; and

- The Company's access to capital and the associated costs of borrowing may be adversely impacted by the tightening of credit markets. Capital constraints and increased borrowing costs may also adversely impact the financial position and operations of the Company's customers across all business segments.

The Company's defined benefit pension expense is directly affected by the equity and bond markets and a downward trend in those markets could adversely impact the Company's future earnings.

In addition to the economic issues that directly affect the Company's businesses, changes in the performance of equity and bond markets, particularly in the United Kingdom and the United States, impact actuarial assumptions used in determining annual pension expense, pension liabilities and the valuation of the assets in the Company's defined benefit pension plans. If the financial markets deteriorate, it would most likely have a negative impact on the Company's pension expense and the accounting for pension assets and liabilities. This could result in a decrease to Stockholders' Equity and an increase in the Company's statutory funding requirements.

In response to the adverse market conditions, during 2002 and 2003 the Company conducted a comprehensive global review of its pension plans in order to formulate a plan to make its long-term pension costs more predictable and affordable. The Company implemented design changes for most of these plans during 2003. The principal change involved converting future pension benefits for many of the Company's non-union employees in both the United Kingdom and United States from defined benefit plans to defined contribution plans as of January 1, 2004. This conversion has made the Company's pension expense more predictable and less sensitive to changes in the financial markets.

The Company's pension committee continues to evaluate alternative strategies to further reduce overall pension expense including: conversion of certain remaining defined benefit plans to defined contribution plans; the on-going evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that are likely to reduce future pension expense volatility and minimize risk.

In addition to the Company's defined benefit pension plans, the Company also participates in numerous multi-employer pension plans throughout the world. Within the United States, the Pension Protection Act of 2006 may require additional funding for multiemployer plans that could cause the Company to be subject to higher cash contributions in the future. The Company continues to assess any full and partial withdrawal liability implications associated with these plans.

The Company's global presence subjects it to a variety of risks arising from doing business internationally.

The Company operates in 50 countries, including the United States. The Company's global footprint exposes it to a variety of risks that may adversely affect results of operations, cash flows or financial position. These include the following:

- periodic economic downturns in the countries in which the Company does business;

- fluctuations in currency exchange rates;
- customs matters and changes in trade policy or tariff regulations;
- imposition of or increases in currency exchange controls and hard currency shortages;
- changes in regulatory requirements in the countries in which the Company does business;
- higher tax rates in certain jurisdictions and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and "double taxation";
- longer payment cycles and difficulty in collecting accounts receivable;
- complications in complying with a variety of international laws and regulations;
- political, economic and social instability, civil unrest and armed hostilities in the countries in which the Company does business;
- inflation rates in the countries in which the Company does business;
- laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met; and,
- uncertainties arising from local business practices, cultural considerations and international political and trade tensions.

If the Company is unable to successfully manage the risks associated with its global business, the Company's financial condition, cash flows and results of operations may be negatively impacted.

The Company has operations in several countries in the Middle East, including Bahrain, Egypt, Saudi Arabia, United Arab Emirates and Qatar, which are geographically close to Iraq, Iran, Israel, Lebanon and other countries with a continued high risk of armed hostilities. During 2007, 2006 and 2005, the Company's Middle East operations contributed approximately $44.6 million, $34.8 million and $32.7 million, respectively, to the Company's operating income. Additionally, the Company has operations in and sales to countries that have encountered outbreaks of communicable diseases (e.g., Acquired Immune Deficiency Syndrome (AIDS), avian influenza and others). Should such outbreaks worsen or spread to other countries, the Company may be negatively impacted through reduced sales to and within those countries and other countries impacted by such diseases.

Exchange rate fluctuations may adversely impact the Company's business.

Fluctuations in foreign exchange rates between the U.S. dollar and the over 40 other currencies in which the Company conducts business may adversely impact the Company's operating income and income from continuing operations in any given fiscal period. Approximately 69% and 68% of the Company's sales and approximately 68% and 71% of the Company's operating income from continuing operations for the years ended December 31, 2007 and 2006, respectively, were derived from operations outside the United States. More specifically, approximately 20% and 22% of the Company's revenues were derived from operations in the United Kingdom during 2007 and 2006, respectively. Additionally, approximately 26% and 25% of the Company's revenues were derived from operations with the euro as their functional currency during 2007 and 2006, respectively. Given the structure of the Company's revenues and expenses, an increase in the value of the U.S. dollar relative to the foreign currencies in which the Company earns its revenues generally has a negative impact on operating income, whereas a decrease in the value of the U.S. dollar tends to have the opposite effect. The Company's principal foreign currency exposures are to the British pound sterling and the euro.

Compared with the corresponding period in 2006, the average values of major currencies changed as follows in relation to the U.S. dollar during 2007, impacting the Company's sales and income:

• British pound sterling	Strengthened by 8%
• euro	Strengthened by 8%
• South African rand	Weakened by 3%
• Brazilian real	Strengthened by 11%
• Canadian dollar	Strengthened by 5%
• Australian dollar	Strengthened by 10%
• Polish zloty	Strengthened by 11%

Compared with exchange rates at December 31, 2006, the values of major currencies changed as follows as of December 31, 2007:

• British pound sterling	Strengthened by 1%
• euro	Strengthened by 10%
• South African rand	Strengthened by 2%
• Brazilian real	Strengthened by 17%
• Canadian dollar	Strengthened by 15%
• Australian dollar	Strengthened by 10%
• Polish zloty	Strengthened by 15%

The Company's foreign currency exposures increase the risk of income statement, balance sheet and cash flow volatility. If the above currencies change materially in relation to the U.S. dollar, the Company's financial position, results of operations, or cash flows may be materially affected.

To illustrate the effect of foreign currency exchange rate changes in certain key markets of the Company, in 2007, revenues would have been approximately 5% or $166.9 million less and operating income would have been approximately 4% or $16.5 million less if the average exchange rates for 2006 were utilized. A similar comparison for 2006 would have decreased revenues approximately 1% or $34.1 million, while operating income would have been approximately 1% or $3.9 million less if the average exchange rates for 2006 would have remained the same as 2005. If the U.S. dollar weakens in relation to the euro and British pound sterling, the Company would expect to see a positive impact on future sales and income from continuing operations as a result of foreign currency translation. Currency changes also result in assets and liabilities denominated in local currencies being translated into U.S. dollars at different amounts than at the prior period end. If the U.S. dollar weakens in relation to currencies in countries in which the Company does business, the translated values of the related assets and liabilities, and therefore stockholders' equity, would increase. Conversely, if the U.S. dollar strengthens in relation to currencies in countries in which the Company does business, the translated values of the related assets, liabilities, and therefore stockholders' equity, would decrease.

Although the Company engages in foreign currency forward exchange contracts and other hedging strategies to mitigate foreign exchange risk, hedging strategies may not be successful or may fail to offset the risk.

In addition, competitive conditions in the Company's manufacturing businesses may limit the Company's ability to increase product prices in the face of adverse currency movements. Sales of products manufactured in the United States for the domestic and export markets may be affected by the value of the U.S. dollar relative to other currencies. Any long-term strengthening of the U.S. dollar could depress demand for these products and reduce sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts. Conversely, any long-term weakening of the U.S. dollar could improve demand for these products and increase sales and may cause translation gains or losses due to the revaluation of accounts payable, accounts receivable and other asset and liability accounts.

Negative economic conditions may adversely impact the ability of the Company's customers to meet their obligations to the Company on a timely basis and impact the valuation of the Company's assets.

If a downturn in the economy occurs, it may adversely impact the ability of the Company's customers to meet their obligations to the Company on a timely basis and could result in bankruptcy filings by them. If customers are unable to meet their obligations on a timely basis, it could adversely impact the realizability of receivables, the valuation of inventories and the valuation of long-lived assets across the Company's businesses, as well as negatively affect the forecasts used in performing the Company's goodwill impairment testing under SFAS No. 142, "Goodwill and Other Intangible Assets." If management determines that goodwill or other assets are impaired or that inventories or receivables cannot be realized at recorded amounts, the Company will be required to record a write-down in the period of determination, which will reduce net income for that period. Additionally, the risk remains that certain Mill Services customers may file for bankruptcy protection, be acquired or consolidate in the future, which could have an adverse impact on the Company's income and cash flows.

A negative outcome on personal injury claims against the Company may adversely impact results of operations and financial condition.

The Company has been named as one of many defendants (approximately 90 or more in most cases) in legal actions alleging personal injury from exposure to airborne asbestos. In their suits, the plaintiffs have named as defendants many manufacturers, distributors and repairers of numerous types of equipment or products that may involve asbestos. Most of these complaints contain a standard claim for damages of $20 million or $25 million against the named defendants. If the Company was found to be liable in any of these actions and the liability was to exceed the Company's insurance coverage, results of operations, cash flows and financial condition could be adversely affected. For more information concerning this litigation, see Note 10, Commitments and Contingencies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

The Company may lose customers or be required to reduce prices as a result of competition.

The industries in which the Company operates are highly competitive.

- The Company's Access Services business rents and sells equipment and provides erection and dismantling services to principally the non-residential and infrastructure construction and industrial plant maintenance markets. Contracts are awarded based upon the Company's engineering capabilities, product availability, safety record, and the ability to competitively price its rentals and services. If the Company is unable to consistently provide high-quality products and services at competitive prices, it may lose customers or operating margins may decline due to reduced selling prices.
- The Company's Mill Services business is sustained mainly through contract renewals. Historically, the Company's contract renewal rate has averaged approximately 95%. If the Company is unable to renew its contracts at the historical rates or renewals are at reduced prices, revenue may decline.
- The Company's manufacturing businesses compete with companies that manufacture similar products both internationally and domestically. Certain international competitors export their products into the United States and sell them at lower prices due to lower labor costs and government subsidies for exports. Such practices may limit the prices the Company can charge for its products and services. Additionally, unfavorable foreign exchange rates can adversely impact the Company's ability to match the prices charged by international competitors. If the Company is unable to match the prices charged by international competitors, it may lose customers.

The Company's strategy to overcome this competition includes enterprise business optimization programs, international customer focus and the diversification, streamlining and consolidation of operations.

Increased customer concentration and credit risk in the Mill Services Segment may adversely impact the Company's future earnings and cash flows.

The Company's Mill Services Segment (and, to a lesser extent, the All Other Category) has several large customers throughout the world with significant accounts receivable balances. In December 2005, the Company acquired the Northern Hemisphere steel mill services operations of Brambles Industrial Services, a unit of the Sydney, Australia-based Brambles Industrial Limited. This acquisition has increased the Company's corresponding concentration of credit risk to customers in the steel industry. Additionally, further consolidation in the global steel industry occurred in 2006 and 2007 and additional consolidation is possible. Should additional transactions occur involving some of the steel industry's larger companies, which are customers of the Company, it would result in an increase in concentration of credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company developed strategies to mitigate this increased concentration of credit risk. In the Access Services Segment, concentrations of credit risk with respect to accounts receivable are generally limited due to the Company's large number of customers and their dispersion across different geographies.

Increases in energy prices could increase the Company's operating costs and reduce its profitability.

Worldwide political and economic conditions, an imbalance in the supply and demand for oil, extreme weather conditions, armed hostilities in oil-producing regions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for the Company specifically. In 2007, 2006 and 2005, energy costs have approximated 3.7%,

3.9% and 3.5% of the Company's revenue, respectively. To the extent that such costs cannot be passed to customers in the future, operating income and results of operations may be adversely affected.

Increases or decreases in purchase prices (or selling prices) or availability of steel or other materials and commodities may affect the Company's profitability.

The profitability of the Company's manufactured products is affected by changing purchase prices of steel and other materials and commodities. If raw material costs associated with the Company's manufactured products increase and the costs cannot be passed on to the Company's customers, operating income would be adversely affected. Additionally, decreased availability of steel or other materials could affect the Company's ability to produce manufactured products in a timely manner. If the Company cannot obtain the necessary raw materials for its manufactured products, then revenues, operating income and cash flows will be adversely affected. Certain services performed by the Excell Minerals Division result in the recovery, processing and sale of specialty steel and other high-value metal by-products to its customers. The selling price of the by-products material is market-based and varies based upon the current fair value of its components. Therefore, the revenue amounts recorded from the sale of such by-products material vary based upon the fair value of the commodity components being sold. The Company has executed hedging instruments designed to reduce the volatility of the revenue from the sale of the by-products material at varying market prices. However, there can be no guarantee that such hedging strategies will be fully effective in reducing the variability of revenues from period to period.

The Company is subject to various environmental laws and the success of existing or future environmental claims against it could adversely impact the Company's results of operations and cash flows.

The Company's operations are subject to various federal, state, local and international laws, regulations and ordinances relating to the protection of health, safety and the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, the remediation of contaminated sites and the maintenance of a safe work place. These laws impose penalties, fines and other sanctions for non-compliance and liability for response costs, property damages and personal injury resulting from past and current spills, disposals or other releases of, or exposure to, hazardous materials. The Company could incur substantial costs as a result of non-compliance with or liability for remediation or other costs or damages under these laws. The Company may be subject to more stringent environmental laws in the future, and compliance with more stringent environmental requirements may require the Company to make material expenditures or subject it to liabilities that the Company currently does not anticipate.

The Company is currently involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites under the federal "Superfund" law. At several sites, the Company is currently conducting environmental remediation, and it is probable that the Company will agree to make payments toward funding certain other of these remediation activities. It also is possible that some of these matters will be decided unfavorably to the Company and that other sites requiring remediation will be identified. Each of these matters is subject to various uncertainties and financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Company has evaluated its potential liability and the Consolidated Balance Sheets at December 31, 2007 and 2006 include an accrual of $3.9 million and $3.8 million, respectively, for environmental matters. The amounts charged against pre-tax earnings related to environmental matters totaled $2.8 million, $2.1 million and $1.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may be greater than the estimates, given inherent uncertainties in evaluating environmental exposures.

Restrictions imposed by the Company's credit facilities and outstanding notes may limit the Company's ability to obtain additional financing or to pursue business opportunities.

The Company's credit facilities and certain notes payable agreements contain a covenant requiring a maximum debt to capital ratio of 60%. In addition, certain notes payable agreements also contain a covenant requiring a minimum net worth of $475 million. These covenants limit the amount of debt the Company may incur, which could limit its ability to obtain additional financing or pursue business opportunities. In addition, the Company's ability to comply with these ratios may be affected by events beyond its control. A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under these credit facilities. In the event of any default under these credit facilities, the lenders under those facilities could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, which would cause an event of default under the notes. This could, in turn, trigger an event of default under the cross-default provisions of the Company's other outstanding indebtedness. At December 31, 2007, the Company was in compliance with these covenants with a debt to capital ratio of 40.8%, and a net worth of $1.6 billion. The Company had $395.2 million in outstanding indebtedness containing these covenants at December 31, 2007.

Higher than expected claims under insurance policies, under which the Company retains a portion of the risk, could adversely impact results of operations and cash flows.

The Company retains a significant portion of the risk for property, workers' compensation, U.K. employers' liability, automobile, general and product liability losses. Reserves have been recorded which reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions that are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. At December 31, 2007 and 2006, the Company had recorded liabilities of $112.0 million and $103.4 million, respectively, related to both asserted and unasserted insurance claims. Included in the balance at December 31, 2007 and 2006 were $25.9 million and $18.9 million, respectively, of recognized liabilities covered by insurance carriers. If actual claims are higher than those projected by management, an increase to the Company's insurance reserves may be required and would be recorded as a charge to income in the period the need for the change was determined. Conversely, if actual claims are lower than those projected by management, a decrease to the Company's insurance reserves may be required and would be recorded as a reduction to expense in the period the need for the change was determined.

The seasonality of the Company's business may cause its quarterly results to fluctuate.

The Company has historically generated the majority of its cash flows in the second half of the year. This is a direct result of normally higher sales and income during the second half of the year, as the Company's business tends to follow seasonal patterns. If the Company is unable to successfully manage the cash flow and other effects of seasonality on the business, its results of operations may suffer. The Company's historical revenue patterns and net cash provided by operating activities are included in Part I, Item 1, "Business."

The Company's cash flows and earnings are subject to changes in interest rates.

The Company's total debt as of December 31, 2007 was $1.1 billion. Of this amount, approximately 49.2% had variable rates of interest and 50.8% had fixed rates of interest. The weighted average interest rate of total debt was approximately 6.0%. At current debt levels, a one-percentage increase/decrease in variable interest rates would increase/decrease interest expense by approximately $5.3 million per year.

The future financial impact on the Company associated with the above risks cannot be estimated.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Information as to the principal plants owned and operated by the Company is summarized in the following table:

Location	Principal Products
Access Services Segment	
Marion, Ohio	Access Equipment Maintenance
Dosthill, United Kingdom	Access Equipment Maintenance

Location	Principal Products
All Other Category - Minerals & Rail Services and Products	
Drakesboro, Kentucky	Roofing Granules/Abrasives
Gary, Indiana	Roofing Granules/Abrasives
Tampa, Florida	Roofing Granules/Abrasives
Brendale, Australia	Rail Maintenance Equipment
Fairmont, Minnesota	Rail Maintenance Equipment
Ludington, Michigan	Rail Maintenance Equipment
West Columbia, South Carolina	Rail Maintenance Equipment
Channelview, Texas	Industrial Grating Products
Leeds, Alabama	Industrial Grating Products
Queretaro, Mexico	Industrial Grating Products
East Stroudsburg, Pennsylvania	Process Equipment
Catoosa, Oklahoma	Heat Exchangers
Sarver, Pennsylvania	Minerals and Recycling Technologies

The Company also operates the following plants which are leased:

Location	Principal Products
Access Services Segment	
DeLimiet, Netherlands	Access Equipment Maintenance
Ratingen, Germany	Access Equipment Maintenance
All Other Category - Minerals & Rail Services and Products	
Memphis, Tennessee	Roofing Granules/Abrasives
Moundsville, West Virginia	Roofing Granules/Abrasives
Eastwood, United Kingdom	Rail Maintenance Equipment
Tulsa, Oklahoma	Industrial Grating Products
Garrett, Indiana	Industrial Grating Products
Catoosa, Oklahoma	Heat Exchangers
Sapulpa, Oklahoma	Heat Exchangers

The above listing includes the principal properties owned or leased by the Company. The Company also operates from a number of other smaller plants, branches, depots, warehouses and offices in addition to the above. The Company considers all of its properties at which operations are currently performed to be in satisfactory condition and suitable for operations. Additionally, the Company has administrative offices in Camp Hill, Pennsylvania and Leatherhead, United Kingdom.

Item 3. Legal Proceedings

Information regarding legal proceedings is included in Note 10, Commitments and Contingencies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters that were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the year covered by this Report.

Supplementary Item. Executive Officers of the Registrant (Pursuant to Instruction 3 to Item 401(b) of Regulation S-K)

Set forth below, as of February 29, 2008, are the executive officers (this excludes six corporate officers who are not deemed "executive officers" within the meaning of applicable Securities and Exchange Commission regulations) of the Company and certain information with respect to each of them. S. D. Fazzolari was elected to his new position effective January 1, 2008. G. D. H. Butler, M. E. Kimmel, S. J. Schnoor and R. C. Neuffer were elected to their respective offices effective on January 1, 2008. R. M. Wagner was elected to his new position effective January 1, 2008. All terms expire on April 22, 2008. There are no family relationships between any of the executive officers.

Name	Age	Principal Occupation or Employment
Executive Officers:		
S. D. Fazzolari	55	Chief Executive Officer of the Corporation effective January 1, 2008. Served as President and Chief Financial Officer of the Corporation from October 10, 2007 to December 31, 2007. Served as President, Chief Financial Officer and Treasurer from January 24, 2006 to October 9, 2007, and Director since January 2002. Served as Senior Vice President, Chief Financial Officer and Treasurer from August 24, 1999 to January 23, 2006 and as Senior Vice President and Chief Financial Officer from January 1998 to August 1999. Served as Vice President and Controller from January 1994 to December 1997 and as Controller from January 1993 to January 1994. Previously served as Director of Auditing from 1985 to 1993 and served in various auditing positions from 1980 to 1985.
G. D. H. Butler	61	President of Harsco Corporation and CEO of the Access Services and Mill Services business groups effective January 1, 2008. Served as Senior Vice President-Operations of the Corporation from September 26, 2000 to December 31, 2007 and Director since January 2002. Concurrently served as President of the MultiServ and SGB Group Divisions. From September 2000 through December 2003, he was President of the Heckett MultiServ International and SGB Group Divisions. Was President of the Heckett MultiServ-East Division from July 1, 1994 to September 26, 2000. Served as Managing Director - Eastern Region of the Heckett MultiServ Division from January 1, 1994 to June 30, 1994. Served in various officer positions within MultiServ International, N. V. prior to 1994 and prior to the Company's acquisition of that corporation in August 1993.
M. E. Kimmel	48	Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary effective January 1, 2008. General Counsel and Corporate Secretary since January 1, 2004. Served as Corporate Secretary and Assistant General Counsel from May 1, 2003 to December 31, 2003. Held various legal positions within the Corporation since he joined the Company in August 2001. Prior to joining Harsco, he was Vice President, Administration and General Counsel, New World Pasta Company from January 1, 1999 to July 2001. Before joining New World Pasta, Mr. Kimmel spent approximately 12 years in various legal positions with Hershey Foods Corporation.
S. J. Schnoor	54	Senior Vice President and Chief Financial Officer effective January 1, 2008. Served as Vice President and Controller of the Corporation from May 15, 1998 to December 31, 2007. Served as Vice President and Controller of the Patent Construction Systems Division from February 1996 to May 1998 and as Controller of the Patent Construction Systems Division from January 1993 to February 1996. Previously served in various auditing positions for the Corporation from 1988 to 1993. Prior to joining Harsco, he served in various auditing positions for Coopers & Lybrand from September 1985 to April 1988. Mr. Schnoor is a Certified Public Accountant.

Name	Age	Principal Occupation or Employment
R. C. Neuffer	65	Harsco Senior Vice President and Group President for the Company's Minerals & Rail Services and Products group effective January 1, 2008. Served as President of the Minerals & Rail Services and Products business group since his appointment on January 24, 2006. Previously, he led the Patterson-Kelley, IKG Industries and Air-X-Changers units as Vice President and General Manager since 2004. In 2003, he was Vice President and General Manager of IKG Industries and Patterson-Kelley. Between 1997 and 2002, he was Vice President and General Manager of Patterson-Kelley. Mr. Neuffer joined Harsco in 1991.
R. M. Wagner	40	Vice President and Controller effective January 1, 2008. Mr. Wagner joined Harsco in 2007 as Assistant Controller. Prior to joining Harsco, he held management responsibilities for financial reporting at Bayer Corporation. He previously held a number of financial management positions both in the United States and internationally with Kennametal Inc., and also served as an audit manager with Deloitte & Touche. Mr. Wagner is a Certified Public Accountant.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Harsco Corporation common stock is listed on the New York Stock Exchange. At the end of 2007, there were 84,459,866 shares outstanding. In 2007, the Company's common stock traded in a range of $36.90 to $66.51 (on a post-split basis) and closed at $64.07 at year-end. At December 31, 2007 there were approximately 22,000 stockholders. There are no significant limitations on the payment of dividends included in the Company's loan agreements. For additional information regarding Harsco common stock market price and dividends declared, see Dividend Action under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Common Stock Price and Dividend Information under Part II, Item 8, "Financial Statements and Supplementary Data." For additional information on the Company's equity compensation plans see Part III, Item 11, "Executive Compensation."

(c) Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2007 – October 31, 2007	-	-	-	2,000,000
November 1, 2007 – November 30, 2007	-	-	-	2,000,000
December 1, 2007 – December 31, 2007	-	-	-	2,000,000
Total	-	-	-	

The Company's share repurchase program was extended by the Board of Directors in November 2007. The program authorizes the repurchase of up to 2,000,000 shares of the Company's common stock and expires January 31, 2009. As announced in February 2008, the Company plans to begin the repurchase of an undetermined number of shares of the Company's common stock under the above mentioned stock repurchase authorization. Repurchases will be made in open market transactions at times and amounts as management deems appropriate, depending on market conditions. Any repurchase may commence or be discontinued at any time.

Item 6. Selected Financial Data

Five-Year Statistical Summary

(In thousands, except per share, employee information and percentages)	2007 (a)	2006	2005 (b)	2004	2003
Income Statement Information (c)					
Revenues from continuing operations	**$ 3,688,160**	$ 3,025,613	$ 2,396,009	$ 2,162,973	$ 1,824,551
Income from continuing operations	**255,115**	186,402	144,488	104,040	77,133
Income from discontinued operations	**44,377**	9,996	12,169	17,171	15,084
Net income	**299,492**	196,398	156,657	121,211	92,217
Financial Position and Cash Flow Information					
Working capital	**$ 471,367**	$ 320,847	$ 352,620	$ 346,768	$ 269,276
Total assets	**3,905,430**	3,326,423	2,975,804	2,389,756	2,138,035
Long-term debt	**1,012,087**	864,817	905,859	594,747	584,425
Total debt	**1,080,794**	1,063,021	1,009,888	625,809	613,531
Depreciation and amortization (including discontinued operations)	**306,413**	252,982	198,065	184,371	168,935
Capital expenditures	**443,583**	340,173	290,239	204,235	143,824
Cash provided by operating activities	**471,740**	409,239	315,279	270,465	262,788
Cash used by investing activities	**(386,125)**	(359,455)	(645,185)	(209,602)	(144,791)
Cash provided (used) by financing activities	**(77,687)**	(84,196)	369,325	(56,512)	(125,501)
Ratios					
Return on sales (d)	**6.9%**	6.2%	6.0%	4.8%	4.2%
Return on average equity (e)	**19.2%**	17.2%	15.3%	12.7%	10.9%
Current ratio	**1.5:1**	1.4:1	1.5:1	1.6:1	1.5:1
Total debt to total capital (f)	**40.8%**	48.1%	50.4%	40.6%	44.1%
Per Share Information (g)					
Basic - Income from continuing operations	**$ 3.03**	$ 2.22	$ 1.73	$ 1.26	$ 0.95
- Income from discontinued operations	**0.53**	0.12	0.15	0.21	0.19
- Net income	**$ 3.56**	$ 2.34	$ 1.88	$ 1.47	$ 1.13 (h)
Diluted - Income from continuing operations	**$ 3.01**	$ 2.21	$ 1.72	$ 1.25	$ 0.94
- Income from discontinued operations	**0.52**	0.12	0.14	0.21	0.18
- Net income	**$ 3.53**	$ 2.33	$ 1.86	$ 1.46	$ 1.13 (h)
Book value	**$ 18.54**	$ 13.64	$ 11.89	$ 11.03	$ 9.51
Cash dividends declared	**0.7275**	0.665	0.6125	0.5625	0.5313
Other Information					
Diluted average number of shares outstanding (g)	**84,724**	84,430	84,161	83,196	81,946
Number of employees	**21,500**	21,500	21,000	18,500	17,500
Backlog from continuing operations (i)	**$ 448,054**	$ 236,460	$ 230,584	$ 194,336	$ 156,940

(a) Includes Excell Minerals acquired February 1, 2007 (All Other Category - Minerals & Rail Services and Products).
(b) Includes the Northern Hemisphere mill services operations of Brambles Industrial Services (BISNH) acquired December 29, 2005 (Mill Services) and Hünnebeck Group GmbH acquired November 21, 2005 (Access Services).
(c) Income statement information restated to reflect the Gas Technologies business group as Discontinued Operations.
(d) "Return on sales" is calculated by dividing income from continuing operations by revenues from continuing operations.
(e) "Return on average equity" is calculated by dividing income from continuing operations by quarterly weighted-average equity.
(f) "Total debt to total capital" is calculated by dividing the sum of debt (short-term borrowings and long-term debt including current maturities) by the sum of equity and debt.
(g) Per share information restated to reflect the 2-for-1 stock split effective in the first quarter of 2007.
(h) Does not total due to rounding.
(i) Excludes the estimated amount of long-term mill service contracts, which had estimated future revenues of $5.0 billion at December 31, 2007. Also excludes backlog of the Access Services Segment and the roofing granules and slag abrasives business. These amounts are generally not quantifiable due to the nature and timing of the products and services provided.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements provided under Part II, Item 8 of this Annual Report on Form 10-K. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

Forward-Looking Statements

The nature of the Company's business and the many countries in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Forward-looking statements contained herein could include among other things, statements about our management confidence and strategies for performance; expectations for new and existing products, technologies, and opportunities; and expectations regarding growth, sales, cash flows, earnings and Economic Value Added (EVA®). These statements can be identified by the use of such terms as "may," "could," "expect," "anticipate," "intend," "believe," or other comparable terms.

Factors which could cause results to differ include, but are not limited to: (1) changes in the worldwide business environment in which the Company operates, including general economic conditions; (2) changes in currency exchange rates, interest rates and capital costs; (3) changes in the performance of stock and bond markets that could affect, among other things, the valuation of the assets in the Company's pension plans and the accounting for pension assets, liabilities and expenses; (4) changes in governmental laws and regulations, including environmental, tax and import tariff standards; (5) market and competitive changes, including pricing pressures, market demand and acceptance for new products, services and technologies; (6) unforeseen business disruptions in one or more of the many countries in which the Company operates due to political instability, civil disobedience, armed hostilities or other calamities; (7) the seasonal nature of the business; (8) the successful integration of the Company's strategic acquisitions; (9) the amount and timing of repurchases of the Company's common stock, if any; and (10) other risk factors listed from time to time in the Company's SEC reports. A further discussion of these, along with other potential factors, can be found in Part I, Item 1A, "Risk Factors," of this Form 10-K. The Company cautions that these factors may not be exhaustive and that many of these factors are beyond the Company's ability to control or predict. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Company undertakes no duty to update forward-looking statements except as may be required by law.

Executive Overview

The Company's record performance in 2007 reflected the continued execution of the Company's strategy of growth through increased international diversity and a balanced, industrial services-based portfolio, augmented by selective strategic acquisitions. The 2007 results were led by the Access Services Segment and All Other Category (Minerals & Rail Services and Products).

The Company's 2007 revenues were a record $3.7 billion. This was an increase of $662.5 million or 22% over 2006. Income from continuing operations was a record $255.1 million for 2007 compared with $186.4 million in 2006, an increase of 37%. Diluted earnings per share from continuing operations were a record $3.01 for 2007, a 36% increase from 2006.

Results for 2007 benefited from continued improved performance in the Access Services Segment and the February 1, 2007 acquisition of Excell Minerals. The improved performance in the Access Services Segment was due to continued strength in the Company's global non-residential and infrastructure construction and industrial services markets, and positive returns from the Company's increased investment in highly engineered formwork rental systems.

Overall, the global markets in which the Company participates, remain strong and the Company has expansion opportunities to pursue its prudent acquisition strategy of seeking further accretive bolt-on acquisitions, as well as organic investments in its industrial services platforms. The Company also expects continued strength in its operations in 2008, particularly from the Access Services Segment, as well as the All Other Category (Minerals & Rail Services and Products). In addition, the Company expects gradual improvement in 2008 from the Mill Services Segment, as global steel production levels begin to increase from 2007 levels; the implementation of business optimization initiatives continues;

underperforming contracts are exited or renegotiated; certain low margin businesses are divested; the effects of restructuring actions are realized; and new contracts are signed and work begins as our geographic expansion strategy in high-return regions continues.

During 2007, the Company had record net cash provided by operating activities of $471.7 million, a 15% increase over the $409.2 million achieved in 2006. The Company expects continued strong cash flows from operating activities in 2008. The Company's cash flows are further discussed in the Liquidity and Capital Resources section.

The record revenue, income from continuing operations and diluted earnings per share for 2007 reflect the balance and geographic diversity of the Company's operations. This operating balance and geographic diversity, as well as growth opportunities in the Company's core services platforms, such as the February 1, 2007 acquisition of Excell Minerals, provide a broad foundation for future growth and a hedge against normal changes in economic and industrial cycles. In addition, the Company's value-based management system continued to deliver significant improvement in Economic Value Added ("EVA®") during 2007.

On December 7, 2007, the Company completed the sale of its Gas Technologies business group to Wind Point Partners. The terms of the sale include a total purchase price of $340 million, including $300 million paid in cash at closing and $40 million in the form of an earnout, contingent on the Gas Technologies business achieving certain performance targets in 2008 or 2009.

Effective in the first quarter of 2007, there was a two-for-one split of the Company's common stock for which one additional share of common stock was issued to stockholders as of March 26, 2007.

Segment Overview

The Access Services Segment's revenues in 2007 were $1.4 billion compared with $1.1 billion in 2006, a 31% increase. Operating income increased by 53% to $183.8 million, from $120.4 million in 2006. Operating margins for the Segment improved by 190 basis points to 13.0% from 11.1% in 2006. These improvements were due principally to continued strength in the Company's global non-residential and infrastructure construction and industrial services markets, particularly in Europe and North America. This Segment accounted for 39% of the Company's revenues and 40% of the operating income for 2007.

Mill Services Segment revenues in 2007 were $1.5 billion compared with $1.4 billion in 2006, an 11% increase. Operating income decreased by 9% to $134.5 million, from $147.8 million in 2006. Operating margins for this Segment decreased by 200 basis points to 8.8% from 10.8% in 2006. The decrease in operating income and margins was due to higher operating and maintenance costs, as well as lower steel production in certain regions, particularly North America. The 2007 results include pre-tax restructuring charges of $4.7 million, primarily related to severance costs associated with initiatives to improve operating results. This Segment accounted for 41% of the Company's revenues and 29% of the operating income for 2007.

The All Other Category's revenues in 2007 were $750.0 million compared with $578.2 million in 2006, a 30% increase. Operating income increased by 84% to $142.2 million, from $77.5 million in 2006. Operating margins increased by 560 basis points to 19.0% in 2007 from 13.4% in 2006. The February 1, 2007 acquisition of Excell Minerals contributed to this Category's improved performance. Four of the five other businesses contributed higher revenues, and all five businesses contributed higher operating income in 2007 compared with 2006. This Category accounted for 20% of the Company's revenue and 31% of the operating income for 2007.

The positive effect of foreign currency translation increased 2007 consolidated revenues by $166.9 million and pre-tax income by $13.9 million when compared with 2006.

Outlook Overview

The Company's operations span several industries and products as more fully discussed in Part I, Item 1, "Business." On a macro basis, the Company is affected by non-residential and infrastructure construction and industrial maintenance and capital improvement activities; worldwide steel mill production and capacity utilization; industrial production volume; and the general business trend towards the outsourcing of services. The overall outlook for 2008 continues to be positive for most of these business drivers.

Both international and domestic Access Services activity remains strong. Operating performance in 2007 for this Segment has benefited, and is expected to continue to benefit in 2008, from increased non-residential and infrastructure construction spending and industrial services activity in the Company's major markets; selective strategic investments and acquisitions in existing and new markets and expansion of current product lines; further market penetration from new services; service cross-selling opportunities among the markets served; and enterprise business optimization opportunities including new technology applications, consolidated procurement, logistics and continuous process improvement initiatives. Further prudent global expansion and market share gains are also expected from this Segment.

Overall, the outlook for the Mill Services Segment for 2008 remains positive. However, margin improvement in this Segment in 2008 is expected to be gradual as the effects of the margin-improvement plans previously outlined are realized. During 2007, in order to maintain pricing levels, a more disciplined and consolidated steel industry has been adjusting production levels to bring inventories in-line with current demand. The Company expects global steel production and consumption to increase at a sustainable pace in 2008, which would generally have a favorable effect on this Segment's revenues. In addition, new contract signings and start-ups, as well as the Company's geographic expansion strategy, particularly Eastern Europe and the Middle East, are expected to gradually have a positive effect on results in the longer term. The Company continues to engage in enterprise business optimization initiatives designed to improve operating results and margins. However, the Company may experience higher operating costs, such as maintenance and energy; that could have a negative impact on operating margins, to the extent these costs cannot be passed to customers.

The outlook for the All Other Category (Minerals & Rail Services and Products) remains positive. Excell Minerals is expected to continue to be accretive to earnings in 2008, as full integration into the Company continues to occur. Likewise, the railway track maintenance services and equipment business should continue to see improved year-over-year operating performance in 2008. Contract opportunities for the business remain high (such as the signing of significant orders from China in 2007), which also provides confidence to the longer-term outlook. The remaining businesses within this group are also expected to continue to operate at their current high levels of operating effectiveness.

The stable or improved market conditions for most of the Company's services and products and the significant investments made recently for acquisitions and growth-related capital expenditures provide the base for achieving the Company's stated growth objectives. The record performance for revenue and operating income achieved in 2007 provides momentum for continued improvement in 2008.

Revenues by Region

	Total Revenues Twelve Months Ended December 31		**Percentage Growth From 2006 to 2007**		
(Dollars in millions)	**2007**	**2006**	**Volume**	**Currency**	**Total**
Western Europe	**$1,758.5**	$1,472.7	10.6%	8.8%	19.4%
North America	**1,244.9**	1,027.4	20.8	0.4	21.2
Latin America (a)	**213.5**	165.4	21.8	7.3	29.1
Middle East and Africa	**196.4**	159.5	24.1	(1.0)	23.1
Eastern Europe	**139.6**	92.3	39.0	12.2	51.2
Asia/Pacific	**135.3**	108.3	13.9	11.1	25.0
Total	**$3,688.2**	$3,025.6	16.4%	5.5%	21.9%

(a) Includes Mexico.

2007 Highlights

The following significant items affected the Company overall during 2007 in comparison with 2006:

<u>Company Wide:</u>

- Continued strong worldwide economic activity, as well as the strong earnings performance of the Excell Minerals acquisition, benefited the Company in 2007. This included increased access equipment services, especially in North America, Europe and the Middle East; and increased demand for air-cooled heat exchangers and industrial grating products.
- As expected, during 2007, the Company experienced higher fuel and energy-related costs, as well as higher commodity costs for certain manufacturing businesses. To the extent that such costs cannot be passed to customers in the future, operating income may be adversely affected.
- Consistent with its overall strategic focus on global industrial services, the Company divested its Gas Technologies business group on December 7, 2007.
- During 2007, international sales and operating income were 69% and 68%, respectively, of total sales and operating income. This compares with 2006 levels of 68% of sales and 71% of operating income.

Access Services Segment:

(Dollars in millions)	2007	2006
Revenues	**$1,415.9**	$1,080.9
Operating income	**183.8**	120.4
Operating margin percent	**13.0%**	11.1%

Access Services Segment – Significant Impacts on Revenues:	(In millions)
Revenues – 2006	$ 1,080.9
Increased volume and new business	209.3
Impact of foreign currency translation	72.2
Acquisitions	53.2
Other	0.3
Revenues – 2007	$ 1,415.9

Access Services Segment – Significant Impacts on Operating Income:

- In 2007, the international access services business, Europe and the Middle East in particular, continued to improve due to increased non-residential, multi-dwelling residential and infrastructure construction spending. The Company has also benefited from its recent rental equipment capital investments made in these markets. Equipment rentals, particularly in the construction sector, are the highest margin revenue source in this Segment.
- Continued strong North American non-residential and infrastructure construction and industrial services markets had a positive effect on volume which caused overall margins and operating income in North America to improve during 2007.
- The 2006 MyATH (Chile) and Cleton (Northern Europe) acquisitions were accretive to earnings in 2007.
- The impact of foreign currency translation in 2007 increased operating income for this Segment by $7.6 million, compared with 2006.

Mill Services Segment:

(Dollars in millions)	2007	2006
Revenues	**$1,522.3**	$1,366.5
Operating income	**134.5**	147.8
Operating margin percent	**8.8%**	10.8%

Mill Services Segment – Significant Effects on Revenues:	(In millions)
Revenues – 2006	$ 1,366.5
Impact of foreign currency translation	90.3
Acquisitions	34.7
Increased volume and new business	30.7
Other	0.1
Revenues – 2007	$ 1,522.3

Mill Services Segment – Significant Impacts on Operating Income:

- Operating income for 2007 was negatively impacted by increased operating and maintenance expenses as well as lower steel production in certain regions, particularly North America.
- Operating income for 2007 included higher severance and other restructuring charges of $3.3 million compared with 2006.
- The fourth quarter 2006 acquisition of Technic Gum and the 2007 acquisitions of Alexander Mill Services International ("AMSI") and Performix increased operating income in 2007 compared to 2006.
- The impact of foreign currency translation in 2007 increased operating income for this Segment by $9.4 million compared with 2006.

All Other Category - Minerals & Rail Services and Products:

(Dollars in millions)	2007	2006
Revenues	**$750.0**	$578.2
Operating income	**142.2**	77.5
Operating margin percent	**19.0%**	13.4%

All Other Category - Minerals & Rail Services and Products – Significant Impacts on Revenues:

	(In millions)
Revenues – 2006	$578.2
Acquisitions – principally Excell Minerals	123.7
Air-cooled heat exchangers	27.7
Industrial grating products	23.8
Boiler and process equipment	1.3
Roofing granules and abrasives	(4.9)
Railway track maintenance services and equipment	(4.0)
Impact of foreign currency translation	4.4
Other	(0.2)
Revenues – 2007	$750.0

All Other Category - Minerals & Rail Services and Products – Significant Effects on Operating Income:

- The Excell Minerals acquisition was accretive to the Category's performance in 2007. Excell Minerals had strong customer demand for its high-value material recycling services, as well as favorable market pricing.
- Operating income for the air-cooled heat exchangers business benefited in 2007 due to increased volume resulting from a continued strong natural gas market.
- The increase in 2007 operating income for the industrial grating products business was due principally to strong demand, as well as lower raw material costs and a gain on the sale of an asset.
- The boiler and process equipment business delivered improved results in 2007 due to increased equipment sales and favorable product mix.
- Despite lower volume for the roofing granules and abrasives business in 2007, operating income increased due to price increases, which offset higher costs.
- Operating income for the railway track maintenance services and equipment business increased in 2007 compared with 2006 due to increased volume and reduced operating expenses for contract services, partially offset by the impact of reduced equipment sales volume. The business also benefited from reduced raw material costs and a gain on the disposal of an asset.
- The impact of foreign currency translation in 2007 increased operating income by $0.6 million for this Category compared to 2006.

Outlook, Trends and Strategies

Looking to 2008 and beyond, the following significant items, trends and strategies are expected to affect the Company:

Company Wide:

- The Company will continue its disciplined focus on expanding its industrial services businesses, with a particular emphasis on prudently growing the Access Services Segment, especially in emerging economies and other targeted markets. Growth is expected to be achieved through the provision of additional services to existing customers, new contracts in both developed and emerging markets, and selective strategic acquisitions, such as the February 2007 acquisition of Excell Minerals and the August 2007 acquisition of Alexander Mill Services International. Additionally, new higher-margin service and sales opportunities in railway track maintenance services and equipment will be pursued globally.

- The Company will continue to invest in selective strategic acquisitions and growth capital investments; however, management will continue to be very selective and disciplined in allocating capital, choosing projects with the highest Economic Value Added ("EVA®") potential.
- The Company will place a strong focus on corporate-wide expansion into emerging economies in the coming years. More specifically, within the next three to five years, the Company's global growth strategies include steady, targeted expansion in the Asia-Pacific, Eastern Europe, Latin America, and Middle East and Africa to further complement the Company's already-strong presence throughout Europe and North America. This strategy is expected to result in doubling the Company's presence in these markets to approximately 30% of total Company revenues.
- The Company will continue to implement enterprise business optimization initiatives across the Company to further enhance margins for most businesses, especially the Mill Services Segment. These initiatives include improved supply-chain and logistics management; operating site and capital employed optimization; and added emphasis on global procurement.
- The Company expects strong cash flow from operating activities in 2008, exceeding the record of $472 million achieved in 2007. This will support the Company's growth initiatives and help reduce debt.
- The continued growth of the Chinese steel industry, as well as other Asian emerging economies, could impact the Company in several ways. Increased steel mill production in China, and in other Asian countries, may provide additional service opportunities for the Mill Services Segment. However, increased Asian steel exports could result in lower steel production in other parts of the world, affecting the Company's customer base. Additionally, continued increased Chinese economic activity may result in increased commodity costs in the future, which may adversely affect the Company's manufacturing businesses. The potential impact of these risks is currently unknown.
- Volatility in energy and commodity costs (e.g., fuel, natural gas, steel, etc.) and worldwide demand for these commodities could have an adverse impact on the Company's operating costs and ability to obtain the necessary raw materials. Cost increases could result in reduced operating income for certain products, to the extent that such costs cannot be passed on to customers. The effect of continued Middle East armed hostilities on the cost of fuel and commodities is currently unknown, but it could have an adverse impact on the Company's operating costs. However, increased volatility in energy and commodity costs may provide additional service opportunities for the Mill Services Segment and several businesses in the All Other Category (Minerals & Rail Services and Products) as customers may tend to outsource more services to reduce overall costs. Such volatility may also provide opportunities for additional petrochemical plant maintenance and capital improvement projects.
- The armed hostilities in the Middle East could also have a significant effect on the Company's operations in the region. The potential impact of this risk is currently unknown. This exposure is further discussed in Part I, Item 1A, "Risk Factors."
- Foreign currency translation had an overall favorable effect on the Company's sales, operating income and Stockholders' Equity during 2007 in comparison to 2006. If the U.S. dollar strengthens, particularly in relationship to the euro or British pound sterling, the impact on the Company would generally be negative in terms of reduced sales, income and Stockholders' Equity. Should the U.S. dollar weaken further in relationship to these currencies, the impact on the Company would generally be positive in terms of higher sales, income and Stockholders' Equity.
- Total pension expense (defined benefit, defined contribution and multi-employer) for 2008 is expected to be higher than the 2007 level due to increased volume which affects defined contribution and multi-employer pension expense. On a comparative basis, total pension expense in 2007 was $2.8 million higher than 2006 due principally to increased multi-employer and defined contribution pension expense resulting from increased volume in the Access Services Segment.
- Defined benefit pension expense decreased $4.4 million in 2007 compared to 2006 due primarily to higher plan asset bases in 2007 resulting from cash contributions and significant returns on plan assets in 2006. The decreases were partially offset by plan curtailment losses in the railway track maintenance services and equipment business. Defined benefit pension expense is expected to decline for the full year 2008 compared with 2007 due to the cash contributions in 2007, including voluntary cash contributions to the defined benefit pension plans (approximately $10.1 million during 2007 and $10.6 million during 2006, mostly to the U.K. plan), coupled with the higher-than-expected plan asset returns in 2007.
- Financial markets in the United States and in a number of other countries where the Company operates have been volatile since mid-2007 due to the credit and liquidity issues in the market place. This has adversely impacted the outlook for the overall U.S. economy as economic activity slowed, creating increased downside risk to growth. In Europe, a more moderate pace of economic growth is expected in 2008 when compared with 2007. While the Company's global footprint; diversity of services and products; long-term mill services contracts; and large access services customer base mitigate the overall exposure to changes in any one single economy, further deterioration of the global economies could have an adverse impact on the Company's operating results.

- Changes in worldwide interest rates, particularly in the United States and Europe, could have a significant effect on the Company's overall interest expense, as approximately 49% of the Company's borrowings are at variable interest rates as of December 31, 2007 (in comparison to approximately 48% at December 31, 2006). The Company manages the mix of fixed-rate and floating-rate debt to preserve adequate funding flexibility, as well as control the effect of interest-rate changes on consolidated interest expense. Strategies to further reduce related risks are under consideration.
- As the Company continues the strategic expansion of its global footprint and implements tax planning opportunities, the 2008 effective income tax rate is expected to be lower than 2007.
- The implementation of the Company's enterprise wide lean sigma program in 2008 should provide long-term efficiencies as the Company embraces its enterprise optimization initiatives.

Access Services Segment:

- Both the international and domestic Access Services businesses have experienced buoyant markets that are expected to remain stable into 2008. Specifically, international and North American non-residential and infrastructure construction activity continues at high volume levels. The North American industrial maintenance and infrastructure activities are expected to remain at high levels.
- The Company will continue to emphasize prudent expansion of our geographic presence in this Segment through entering new markets and further expansion in emerging economies, and will continue to leverage value-added services and highly engineered forming, shoring and scaffolding systems to grow the business.
- The Company will continue to implement continuous process improvement initiatives including: global procurement and logistics; the sharing of engineering knowledge and resources; continuous process improvement and lean sigma initiatives; optimizing the business under one standardized administrative and operating model at all locations worldwide; and on-going analysis for other potential synergies across the operations.

Mill Services Segment:

- To maintain pricing levels, a more disciplined and consolidated steel industry has been adjusting production levels to bring inventories in-line with current demand. The Company expects global steel production to increase modestly in 2008, as inventory levels have declined during 2007. Increased steel production would generally have a favorable effect on this Segment's revenues.
- Further consolidation in the global steel industry is possible. Should additional transactions occur involving some of the steel industry's larger companies that are customers of the Company, it would result in an increase in concentration of revenues and credit risk for the Company. If a large customer were to experience financial difficulty, or file for bankruptcy protection, it could adversely impact the Company's income, cash flows and asset valuations. As part of its credit risk management practices, the Company closely monitors the credit standing and accounts receivable position of its customer base. Further consolidation may also increase pricing pressure on the Company and the competitive risk of services contracts which are due for renewal. Conversely, such consolidation may provide additional service opportunities for the Company as the Company believes it is well-positioned competitively.
- The Company will continue to place significant emphasis on improving operating margins of this Segment and gradual improvement is expected in 2008. Margin improvements are most likely to be achieved through internal enterprise business optimization efforts; renegotiating or exiting underperforming contracts, principally in North America; divesting low margin product lines; continuing to execute a geographic expansion strategy in Eastern Europe, the Middle East and Africa, Latin America and Asia Pacific; and implementing continuous process improvement initiatives including: lean sigma projects, global procurement initiatives, site efficiency programs, technology enhancements, maintenance best practices programs, and reorganization actions.

All Other Category - Minerals & Rail Services and Products:

- The Company will emphasize prudent global expansion of Excell Minerals' value-added services of extracting high-value metallic content from slag and responsibly handling and recycling residual materials.
- Market pricing volatility for some of the high-value materials involved in certain Excell Minerals services could affect the operating results of this business either favorably or unfavorably.
- International demand for the railway track maintenance services and equipment business's products and services is expected to be strong in the long term. A large equipment order signed in 2007 with China is an example of the underlying strength of the international markets. Due to long lead-times, this order is expected to generate revenues beginning in 2008 and beyond. In addition, increased volume of higher-margin contract services and enterprise business optimization initiatives are expected to improve margins on a long-term basis.

- Worldwide supply and demand for steel and other commodities could have an adverse impact on raw material costs and the ability to obtain the necessary raw materials for several businesses in this Category. The Company has implemented certain strategies to help ensure continued product supply to our customers and mitigate the potentially negative impact that rising steel and other commodity prices could have on operating income.
- The abrasives business is expected to continue to perform well in the near-term, although operating margins could be impacted by volatile energy prices that affect both production and transportation costs. This business continues to pursue cost and site optimization initiatives and the use of more energy-efficient equipment to help mitigate future energy-related increases.
- Due to a strong natural gas market and additional North American opportunities, demand for air-cooled heat exchangers is expected to remain strong into 2008.

Results of Operations for 2007, 2006 and 2005 (a)

(Dollars are in millions, except per share information and percentages)	2007	2006	2005
Revenues from continuing operations	**$ 3,688.2**	$ 3,025.6	$ 2,396.0
Cost of services and products sold	**2,685.5**	2,203.2	1,779.2
Selling, general and administrative expenses	**538.2**	472.8	361.4
Other expenses	**3.4**	2.5	1.9
Operating income from continuing operations	**457.8**	344.3	251.0
Interest expense	**81.4**	60.5	41.9
Income tax expense from continuing operations	**117.6**	93.4	59.1
Income from continuing operations	**255.1**	186.4	144.5
Income from discontinued operations	**44.4**	10.0	12.2
Net income	**299.5**	196.4	156.7
Diluted earnings per common share from continuing operations	**3.01**	2.21	1.72
Diluted earnings per common share	**3.53**	2.33	1.86
Effective income tax rate for continuing operations	**30.7%**	32.5%	27.9%
Consolidated effective income tax rate	**31.4%**	32.3%	28.1%

(a) All historical amounts in the Results of Operations section have been restated for comparative purposes to reflect discontinued operations.

Comparative Analysis of Consolidated Results

Revenues

2007 vs. 2006
Revenues for 2007 increased $662.5 million or 22% from 2006, to a record level. This increase was attributable to the following significant items:

In millions	Change in Revenues 2007 vs. 2006
$ 211.6	Business acquisitions. Increased revenues of $123.7 million, $53.2 million and $34.7 million in the All Other Category (Minerals & Rail Services and Products), Access Services Segment and Mill Services Segment, respectively.
209.6	Net increased revenues in the Access Services Segment due principally to the continued strength of the non-residential and infrastructure construction markets in both North America and internationally, particularly in Europe and the Middle East (excluding acquisitions).
166.9	Effect of foreign currency translation.
30.8	Net increased volume, new business and sales price changes in the Mill Services Segment (excluding acquisitions).
27.7	Increased revenues of the air-cooled heat exchangers business due to a continued strong natural gas market.
23.8	Increased revenues of the industrial grating products business due to continued strong demand.
(4.9)	Net decreased revenues in the roofing granules and abrasives business resulting from lower demand.
(3.0)	Other (minor changes across the various units not already mentioned).
$ 662.5	Total Change in Revenues 2007 vs. 2006

2006 vs. 2005
Revenues for 2006 increased $629.6 million or 26% from 2005. This increase was attributable to the following significant items:

In millions	Change in Revenues 2006 vs. 2005
$ 405.2	Net effect of business acquisitions and divestitures. Increased revenues of $219.0 million and $186.2 million in the Mill Services and Access Services Segments, respectively.
91.2	Net increased revenues in the Access Services Segment due principally to strong non-residential construction markets in North America and the continued strength of the international business, particularly in Europe (excluding the net effect of acquisitions and divestitures).
68.7	Net increased volume, new contracts and sales price changes in the Mill Services Segment, particularly in Europe and the United States (excluding acquisitions).
34.1	Effect of foreign currency translation.
32.5	Increased revenues of the air-cooled heat exchangers business due to a strong natural gas market and increased prices.
8.4	Increased revenues of the industrial grating products business due to increased demand and, to a lesser extent, increased prices and a more favorable product mix.
(17.0)	Net decreased revenues in the railway track maintenance services and equipment business due to decreased equipment sales, partially offset by increased contract services as well as repair part sales in the United Kingdom. Equipment sales declined due to a large order shipped to China in 2005 which did not recur in 2006.
6.5	Other (minor changes across the various units not already mentioned).
$ 629.6	Total Change in Revenues 2006 vs. 2005

Cost of Services and Products Sold

2007 vs. 2006

Cost of services and products sold for 2007 increased $482.3 million or 22% from 2006, consistent with the 22% increase in revenues. This increase was attributable to the following significant items:

In millions	Change in Cost of Services and Products Sold 2007 vs. 2006
$ 174.1	Increased costs due to increased revenues (exclusive of the effect of foreign currency translation and business acquisitions, and including the impact of increased commodity and energy costs included in selling prices).
144.4	Business acquisitions.
124.5	Effect of foreign currency translation.
39.3	Other (product/service mix and increased equipment maintenance costs, partially offset by enterprise business optimization initiatives and volume-related efficiencies).
$ 482.3	Total Change in Cost of Services and Products Sold 2007 vs. 2006

2006 vs. 2005

Cost of services and products sold for 2006 increased $424.0 million or 24% from 2005, slightly lower than the 26% increase in revenues. This increase was attributable to the following significant items:

In millions	Change in Cost of Services and Products Sold 2006 vs. 2005
$ 281.8	Net effect of business acquisitions and divestitures.
136.9	Increased costs due to increased revenues (exclusive of the effect of foreign currency translation and business acquisitions and including the impact of increased costs included in selling prices).
24.9	Effect of foreign currency translation.
(19.6)	Other (due to product mix; stringent cost controls; process improvements; volume related efficiencies; and minor changes across the various units not already mentioned; partially offset by increased fuel and energy-related costs not recovered through selling prices).
$ 424.0	Total Change in Cost of Services and Products Sold 2006 vs. 2005

Selling, General and Administrative Expenses

2007 vs. 2006

Selling, general and administrative ("SG&A") expenses for 2007 increased $65.4 million or 14% from 2006, a lower rate than the 22% increase in revenues. The lower relative percentage increase in SG&A expense as compared with revenue was due principally to economic business optimization programs geared towards reducing costs. This increase was attributable to the following significant items:

In millions	Change in Selling, General and Administrative Expenses 2007 vs. 2006
$ 22.8	Effect of foreign currency translation.
20.3	Increased compensation expense due to salary increases and employee incentive plan costs due to overall business growth and improved performance.
19.2	Business acquisitions.
7.9	Increased professional fees due to global optimization projects.
(4.8)	Other.
$ 65.4	Total Change in Selling, General and Administrative Expenses 2007 vs. 2006

2006 vs. 2005
Selling, general and administrative expenses for 2006 increased $111.3 million or 31% from 2005, more than the 26% increase in revenues. The higher relative percentage increase in SG&A expense as compared with revenue was due principally to the effect of certain acquisitions which, by their nature, have a higher percentage of SG&A-related costs. This increase was attributable to the following significant items:

In millions	Change in Selling, General and Administrative Expenses 2006 vs. 2005
$ 71.3	Net effect of business acquisitions and dispositions
21.0	Increased employee compensation expense due to salary increases, increased headcount, higher commissions and employee incentive plan increases due to improved performance.
5.4	Effect of foreign currency translation.
3.7	Increased space and equipment rentals, supplies, utilities and fuel costs.
2.9	Increased professional fees due to special projects.
2.7	Increased travel expenses.
4.3	Other.
$ 111.3	Total Change in Selling, General and Administrative Expenses 2006 vs. 2005

Other Expenses

This income statement classification includes impaired asset write-downs, employee termination benefit costs and costs to exit activities, offset by net gains on the disposal of non-core assets. Net Other Expenses was $3.4 million in 2007 compared with $2.5 million in 2006 and $1.9 million in 2005.

2007 vs. 2006
Net Other Expenses for 2007 increased $1.0 million or 39% from 2006. This increase was attributable to the following significant items:

In millions	Change in Other Expenses 2007 vs. 2006
$ 3.1	Increase in employee termination benefit costs. This increase related principally to restructuring actions in the Mill Services and Access Services Segments.
0.7	Increase in impaired asset write-downs in the Mill Services and Access Services Segments.
(2.8)	Decrease in other expenses, including costs to exit activities due to exit costs incurred during 2006 at certain international locations not repeated in 2007.
$ 1.0	Total Change in Other Expenses 2007 vs. 2006

2006 vs. 2005
Net Other Expenses for 2006 increased $0.6 million or 31% from 2005. This increase was attributable to the following significant items:

In millions	Change in Other Expenses 2006 vs. 2005
$ 4.2	Decrease in net gains on disposals of non-core assets. This decrease was attributable principally to $5.5 million in net gains that were realized in 2006 from the sale of non-core assets compared with $9.7 million in 2005. The net gains for both years were principally within the Access Services and Mill Services Segments.
1.9	Increase in other expenses, including costs to exit activities.
(5.5)	Decrease in employee termination benefit costs. This decrease related principally to decreased costs in the Mill Services and Access Services Segments.
$ 0.6	Total Change in Other Expenses 2006 vs. 2005

For additional information, see Note 15, Other (Income) and Expenses, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Interest Expense

2007 vs. 2006

Interest expense in 2007 was $20.9 million or 35% higher than in 2006. This was principally due to increased borrowings to finance business acquisitions made in 2007 and, to a lesser extent, higher interest rates on variable interest rate borrowings. The impact of foreign currency translation also increased interest expense by approximately $2.6 million.

2006 vs. 2005

Interest expense in 2006 was $18.6 million or 44% higher than in 2005. This was principally due to increased borrowings to finance acquisitions in the fourth quarter of 2005 and, to a lesser extent, higher interest rates on variable interest rate borrowings. This impact of foreign currency translation also increased interest expense by approximately $0.6 million.

Income Tax Expense from Continuing Operations

2007 vs. 2006

The increase in 2007 of $24.2 million or 26% in the provision for income taxes from continuing operations was due to increased earnings from continuing operations for the reasons mentioned above, partially offset by a lower effective income tax rate. The effective income tax rate relating to continuing operations for 2007 was 30.7% versus 32.5% for 2006. The decrease related principally from the Company increasing its designation of certain international earnings as permanently reinvested.

2006 vs. 2005

The increase in 2006 of $34.2 million or 58% in the provision for income taxes from continuing operations was primarily due to increased earnings from continuing operations and an increased effective income tax rate. The effective income tax rate relating to continuing operations for 2006 was 32.5% versus 27.9% for 2005. The increase related principally to increased effective income tax rates on international earnings and remittances due in part to a one-time benefit recorded in the fourth quarter of 2005 of $2.7 million associated with funds repatriated under the American Jobs Creation Act of 2004 (AJCA). Additionally, during the fourth quarter of 2005, consistent with the Company's strategic plan of investing for growth at certain international locations, the Company received a one-time income tax benefit of $3.6 million.

For additional information, see Note 9, Income Taxes, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Income from Continuing Operations

2007 vs. 2006

Income from continuing operations in 2007 of $255.1 million was $68.7 million or 37% higher than 2006. This increase resulted from strong demand for most of the Company's services and products, and business acquisitions.

2006 vs. 2005

Income from continuing operations in 2006 of $186.4 million was $41.9 million or 29% higher than 2005. This increase resulted from strong demand for most of the Company's services and products, and the net effect of business acquisitions and divestitures.

Income from Discontinued Operations

2007 vs. 2006

Income from discontinued operations for 2007 increased by $34.4 million or 344% compared with 2006. The increase was primarily attributable to the $26.4 million after-tax gain on the sale of the Gas Technologies business, as well as improved operating results for the business prior to the divestiture.

2006 vs. 2005
Income from discontinued operations for 2006 decreased $2.2 million or 18% from 2005. This decrease was attributable principally to the write-down of impaired assets associated with the exit of an underperforming product line in the Gas Technologies business.

Net Income and Earnings Per Share

2007 vs. 2006
Net income of $299.5 million and diluted earnings per share of $3.53 in 2007 exceeded 2006 by $103.1 million or 52% and $1.20 or 52%, respectively, due to increased income from both continuing and discontinued operations for the reasons described above.

2006 vs. 2005
Net income of $196.4 million and diluted earnings per share of $2.33 in 2006 exceeded 2005 by $39.7 million or 25% and $0.47 or 25%, respectively, primarily due to increased income from continuing operations, partially offset by the decrease in income from discontinued operations for the reasons described above.

Liquidity and Capital Resources

Overview

Building on its consistent historical performance of strong operating cash flows, the Company achieved a record $471.7 million in operating cash flow in 2007. This represents a 15% improvement over 2006's operating cash flow of $409.2 million. In 2007, this significant source of cash combined with $317.2 million in proceeds from the sale of assets enabled the Company to invest $443.6 million in capital expenditures (56% of which were for revenue-growth projects); invest $254.6 million in business acquisitions; and pay $59.7 million in stockholder dividends. These significant 2007 investments follow $340.2 million of capital expenditures (45% of which were for revenue–growth projects); $54.5 million in stockholder dividends; and $34.3 million in business acquisitions invested in 2006. The Company believes these investments provide a solid foundation for future revenue and Economic Value Added ("EVA®") growth.

During 2007, the Company's value-based management system continued to deliver results by creating increased economic value. Significant EVA® improvement was achieved and the Company's return on invested capital improved 240 basis points from the year 2006.

The Company's net cash borrowings decreased $22.7 million in 2007. This decrease is primarily due to the strong operating cash flows achieved in 2007. Balance sheet debt, which is affected by foreign currency translation, increased $17.8 million from December 31, 2006. Debt to total capital ratio decreased to 40.8% as of December 31, 2007, due principally to a $419.8 increase in Stockholders' Equity. Debt to total capital was 48.1% at December 31, 2006.

In December 2007, the Company completed the sale of its Gas Technologies business group. The terms of the sale included a total sale price of $340 million, including $300 million paid in cash at closing and $40 million payable in the form of an earnout, contingent on the Gas Technologies group achieving certain performance targets in 2008 or 2009. Proceeds from the sale have provided the Company with capital to immediately reduce short-term debt and ultimately fund continuing organic growth initiatives and other opportunities in its core businesses within its balanced portfolio, as well as debt reduction.

The Company's strategic objectives for 2008 include again generating record cash provided by operating activities. The Company plans to sustain its balanced portfolio through its strategy of redeploying discretionary cash for prudent growth and international diversification in the Access Services Segment; in long-term, high-return and high-renewal-rate services contracts for the Mill Services Segment, principally in emerging economies; for growth and international diversification in the All Other Category (Minerals & Rail Services and Products); and for selective bolton acquisitions in the industrial services businesses. The Company also foresees continuing its long and consistent history of paying dividends to stockholders, paying down debt and repurchasing Company stock under its previously approved stock repurchase authorization.

The Company is also focused on improved working capital management. Specifically, enterprise business optimization programs are being used to improve the effective and efficient use of working capital, particularly accounts receivable in the Access Services and Mill Services Segments.

Cash Requirements

The following summarizes the Company's expected future payments related to contractual obligations and commercial commitments at December 31, 2007.

Contractual Obligations as of December 31, 2007 (a)

		Payments Due by Period			
(In millions)	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Short-term Debt	$ 60.3	$ 60.3	$ -	$ -	$ -
Long-term Debt (including current maturities and capital leases)	1,020.5	8.4	860.3	2.7	149.1
Projected interest payments on Long-term Debt (b)	196.9	61.7	114.2	15.6	5.4
Pension and Other Post- retirement Obligations (c)	623.9	50.7	110.7	118.8	343.7
Operating Leases	180.9	51.3	71.2	29.8	28.6
Purchase Obligations	175.2	173.1	1.5	0.2	0.4
Foreign Currency Forward Exchange Contracts (d)	392.2	392.2	-	-	-
Uncertain Tax Benefits (e)	5.4	5.4	-	-	-
Total Contractual Obligations	$ 2,655.3	$ 803.1	$ 1,157.9	$ 167.1	$ 527.2

(a) See Note 6, Debt and Credit Agreements; Note 7, Leases; Note 8, Employee Benefit Plans; Note 9, Income Taxes; and Note 13, Financial Instruments, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures on short-term and long-term debt; operating leases; pensions and other postretirement benefits; income taxes and foreign currency forward exchange contracts, respectively.

(b) The total projected interest payments on Long-term Debt are based upon borrowings, interest rates and foreign currency exchange rates as of December 31, 2007. The interest rates on variable-rate debt and the foreign currency exchange rates are subject to changes beyond the Company's control and may result in actual interest expense and payments differing from the amounts projected above.

(c) Amounts represent expected benefit payments for the next 10 years.

(d) This amount represents the notional value of the foreign currency exchange contracts outstanding at December 31, 2007. Due to the nature of these transactions, there will be offsetting cash flows to these contracts, with the difference recognized as a gain or loss in the consolidated income statement.

(e) On January 1, 2007, the Company adopted the provisions of FIN 48. As of December 31, 2007, in addition to the $5.4 million classified as short-term, the Company had approximately $31.8 million of long-term tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, the Company is unable to estimate the years in which settlement will occur with the respective taxing authorities.

Off-Balance Sheet Arrangements – The following table summarizes the Company's contingent commercial commitments at December 31, 2007. These amounts are not included in the Company's Consolidated Balance Sheet since there are no current circumstances known to management indicating that the Company will be required to make payments on these contingent obligations.

Commercial Commitments as of December 31, 2007

(In Millions)	Total Amounts Committed	Amount of Commitment Expiration Per Period: Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Indefinite Expiration
Standby Letters of Credit	$127.6	$ 85.1	$ 42.5	$ -	$ -	$ -
Guarantees	23.8	11.4	1.7	1.0	-	9.7
Performance Bonds	16.1	10.2	0.1	-	-	5.8
Other Commercial Commitments	11.1	-	-	-	-	11.1
Total Commercial Commitments	$178.6	$106.7	$ 44.3	$ 1.0	$ -	$ 26.6

Certain guarantees and performance bonds are of a continuous nature and do not have a definite expiration date.

Sources and Uses of Cash

The Company's principal sources of liquidity are cash from operations and borrowings under its various credit agreements, augmented periodically by cash proceeds from asset sales. The primary drivers of the Company's cash flow from operations are the Company's sales and income, particularly in the services businesses. The Company's long-term Mill Services contracts provide predictable cash flows for several years into the future. (See "Certainty of Cash Flows" section for additional information on estimated future revenues of Mill Services contracts and order backlogs for the Company's manufacturing businesses and railway track maintenance services and equipment business). Cash returns on capital investments made in prior years, for which no cash is currently required, are a significant source of operating cash. Depreciation expense related to these investments is a non-cash charge. The Company also continues to maintain working capital at a manageable level based upon the requirements and seasonality of the business.

Major uses of operating cash flows and borrowed funds include capital investments, principally in the industrial services business; payroll costs and related benefits; pension funding payments; inventory purchases; raw material purchases for the manufacturing businesses; income tax payments; debt principal and interest payments; insurance premiums and payments of self-insured casualty losses; and machinery, equipment, automobile and facility rental payments. Cash is also used for selective or bolt-on acquisitions as the appropriate opportunities arise as well as funding of share repurchases.

Resources available for cash requirements – The Company meets its on-going cash requirements for operations and growth initiatives by accessing the public debt markets and by borrowing from banks. Public markets in the United States and Europe are accessed through its commercial paper programs and through discrete term note issuance to investors. Various bank credit facilities are available throughout the world. The company expects to utilize both the public debt markets and bank facilities to meet its cash requirements in the future. The following chart illustrates the amounts outstanding under credit facilities and commercial paper programs and available credit as of December 31, 2007.

Summary of Credit Facilities and Commercial Paper Programs — **As of December 31, 2007**

(In millions)	Facility Limit	Outstanding Balance	Available Credit
U.S. commercial paper program	$ 550.0	$ 333.4	$ 216.6
Euro commercial paper program	292.0	132.8	159.2
Multi-year revolving credit facility (a)	450.0	-	450.0
364-day revolving credit facility (a)	450.0	-	450.0
Totals at December 31, 2007	**$ 1,742.0**	**$ 466.2**	**$ 1,275.8(b)**

(a) U.S. – based program.
(b) Although the Company has significant available credit, practically, the Company limits aggregate commercial paper and credit facility borrowings at any one time to a maximum of $900 million (the aggregate amount of the back-up facilities).

During the fourth quarter of 2007, the Company entered into a new 364-day revolving credit facility in the amount of $450 million, through a syndicate of 13 banks which matures in November 2008. Any borrowings outstanding at the termination of the facility may, at the Company's option, be repaid over the following 12 months.

The Company's bilateral credit facility (which expired in December 2007) was renewed in February 2008. The facility, in the amount of $50 million, serves as back-up to the Company's commercial paper programs and also provides available financing for the Company's European operations. Borrowings under this facility, which expires in December 2008, are available in most major currencies with active markets at interest rates based upon LIBOR plus a margin. Borrowings outstanding at expiration may be repaid over the succeeding 12 months. As of December 31, 2007 and 2006, there were no borrowings outstanding on this facility.

See Note 6, Debt and Credit Agreements, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for more information on the Company's credit facilities.

Credit Ratings and Outlook – The following table summarizes the Company's debt ratings as of December 31, 2007:

	Long-term Notes	U.S.–Based Commercial Paper	Outlook
Standard & Poor's ("S&P")	A-	A-2	Stable
Moody's	A3	P-2	Stable
Fitch	A-	F2	Stable

The Company's euro-based commercial paper program has not been rated since the euro market does not require it. In May 2007, Moody's reaffirmed its A3 and P-2 ratings for the Company's long-term notes and U.S. commercial paper, respectively, and its stable outlook. In August 2007, Fitch reaffirmed its A- and F2 ratings for the Company's long-term notes and U.S. commercial paper, respectively, and its stable outlook. In February 2008, S&P reaffirmed its A- and A-2 ratings for the Company's long-term notes and U.S. commercial paper, respectively, and its stable outlook. Any continued tightening of the credit markets, which began during 2007, may adversely impact the Company's access to capital and the associated costs of borrowing, however this is mitigated by the Company's strong financial position and earnings outlook as reflected in the above-mentioned credit ratings. A downgrade to the Company's credit ratings would probably increase borrowing costs to the Company, while an improvement in the Company's credit ratings would probably decrease borrowing costs to the Company.

Working Capital Position – Changes in the Company's working capital are reflected in the following table:

(Dollars are in millions)	December 31 2007	December 31 2006	Increase (Decrease)
Current Assets			
Cash and cash equivalents	**$ 121.8**	$ 101.2	$ 20.6
Accounts receivable, net	**824.1**	753.2	70.9
Inventories	**310.9**	285.2	25.7
Other current assets	**88.0**	88.4	(0.4)
Assets held-for-sale	**0.5**	3.6	(3.1)
Total current assets	**1,345.3**	1,231.6	113.7
Current Liabilities			
Notes payable and current maturities	**68.7**	198.2	(129.5)
Accounts payable	**307.8**	287.0	20.8
Accrued compensation	**108.9**	95.0	13.9
Income taxes payable	**41.3**	62.0	(20.7)
Other current liabilities	**347.3**	268.6	78.7
Total current liabilities	**874.0**	910.8	(36.8)
Working Capital	**$ 471.3**	$ 320.8	$ 150.5
Current Ratio	**1.5:1**	1.4:1	

Working capital increased 47% in 2007 due principally to the following factors:

- Cash increased by $20.6 million due principally to higher foreign exchange rates and business growth.
- Net receivables increased by $70.9 million due principally to higher sales levels in the Access Services and Mill Services Segments; foreign currency translation; and the Excell Minerals acquisition. Partially offsetting these increases was a decrease due to the December sale of the Gas Technologies Segment.
- The $25.7 million increase in inventory balances related principally to increased demand in the Access Services and Mill Services Segments; a build up of inventory in the railway track maintenance equipment business to fulfill 2008 orders and, to a much lesser extent, both the acquisition of Excell Minerals and foreign currency translation. Partially offsetting these increases was a decrease due to the December sale of the Gas Technologies Segment.
- Notes payable and current maturities decreased $129.5 million principally due to a decline in short-term commercial paper.
- Other current liabilities increased $78.7 million principally due to customer advance payments in the railway track maintenance services and equipment business and the Access Services Segment and foreign currency translation. Partially offsetting this increase was a decrease due to the sale of the Gas Technologies Segment.

Certainty of Cash Flows – The certainty of the Company's future cash flows is underpinned by the long-term nature of the Company's mill services contracts. At December 31, 2007, the Company's mill services contracts had estimated future revenues of $5.0 billion, compared with $4.4 billion as of December 31, 2006. In addition, as of December 31, 2007, the Company had an order backlog of $448.1 million for its Minerals & Rail Products and Services. This compares with $236.5 million as of December 31, 2006. This increase is due principally to increased demand for certain products within the railway track maintenance services and equipment business, as a result of orders from the Chinese Ministry of Railways, as well as increased demand for heat exchangers and industrial grating. The railway track maintenance services and equipment business backlog includes a significant portion that is long-term, which will not be realized until 2009 and later due to the long lead times necessary to build certain equipment, and the long-term nature of certain service contracts. Order backlog for scaffolding, shoring and forming services; for roofing granules and slag abrasives; and the reclamation and recycling of high-value content from steelmaking slag is excluded from the above amounts.

These backlog amounts are generally not relevant or quantifiable due to short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period often unknown.

The types of products and services that the Company provides are not subject to rapid technological change, which increases the stability of related cash flows. Additionally, each of the Company's businesses, in its balanced portfolio, is among the top three companies (relative to sales) in the industries and markets the Company serves. Due to these factors, the Company is confident in its future ability to generate positive cash flows from operations.

Cash Flow Summary

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

Summarized Cash Flow Information

(In millions)	2007	2006	2005
Net cash provided by (used in):			
Operating activities	**$ 471.7**	$ 409.2	$ 315.3
Investing activities	**(386.1)**	(359.4)	(645.2)
Financing activities	**(77.7)**	(84.2)	369.3
Effect of exchange rate changes on cash	**12.7**	14.7	(12.6)
Net change in cash and cash equivalents	**$ 20.6**	$ (19.7)	$ 26.8

Cash From Operating Activities – Net cash provided by operating activities in 2007 was a record $471.7 million, an increase of $62.5 million from 2006. The increased cash from operations in 2007 resulted from the following factors:

- Increased net income in 2007 compared with 2006.
- Increase in other liabilities primarily due to customer advance payments in the railway track maintenance services and equipment business.
- Partially offsetting the above cash sources were increased inventories due to the timing of shipment at the railway track maintenance services and equipment business as well as increased inventory purchases required to meet customer demand, principally in the Access Services Segment.

Cash Used in Investing Activities – In 2007, cash used in investing activities consisted of a $254.6 million use of cash, principally related to the purchase of Excell Minerals in February 2007. Also, capital investments in 2007 were $443.6 million, an increase of $103.4 million from 2006. Approximately 56% of the investments were for projects intended to grow future revenues. Investments were made predominantly for the industrial services businesses, with 51% in the Access Services Segment and 44% in the Mill Services Segment. Partially offsetting these uses of cash were cash proceeds of $301.8 million from the completion of the sale of the Gas Technologies Segment. The Company plans to continue to manage its balanced portfolio and invest in valuecreation projects including prudent, bolt-on acquisitions, principally in the industrial services business. See Note 2, Acquisitions and Dispositions, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these acquisitions and divestitures.

Cash Used in Financing Activities – The following table summarizes the Company's debt and capital positions as of December 31, 2007 and 2006.

(Dollars are in millions)	December 31 2007	December 31 2006
Notes Payable and Current Maturities	**$ 68.7**	$ 198.2
Long-term Debt	**1,012.1**	864.8
Total Debt	**1,080.8**	1,063.0
Total Equity	**1,566.1**	1,146.4
Total Capital	**$ 2,646.9**	$ 2,209.4
Total Debt to Total Capital	**40.8%**	48.1%

The Company's debt as a percentage of total capital decreased in 2007. Overall debt increased due to foreign currency translation resulting from the weakening of the U.S. dollar primarily in comparison with the euro. Additionally, total equity increased due principally to increased net income in 2007, foreign currency translation, and pension adjustments related to the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"), partially offset by stockholder dividends.

Debt Covenants

The Company's credit facilities and certain notes payable agreements contain covenants requiring a minimum net worth of $475 million and a maximum debt to capital ratio of 60%. Based on balances at December 31, 2007, the Company could increase borrowings by approximately $1,267.9 million and still be within its debt covenants. Alternatively, keeping all other factors constant, the Company's equity could decrease by approximately $845.3 million and the Company would still be within its covenants. Additionally, the Company's 7.25% British pound sterling-denominated notes due October 27, 2010 include a covenant that permits the note holders to redeem their notes, at par, in the event of a change of control of the Company or a disposition of a significant portion of the Company's assets. The Company expects to be compliant with these debt covenants one year from now.

Cash and Value-Based Management

The Company plans to continue with its strategy of selective, prudent investing for strategic purposes for the foreseeable future. The goal of this strategy is to improve the Company's EVA under the program that commenced January 1, 2002. Under this program the Company evaluates strategic investments based upon the investment's economic profit. EVA equals after-tax operating profits less a charge for the use of the capital employed to create those profits (only the service cost portion of pension expense is included for EVA purposes). Therefore, value is created when a project or initiative produces a return above the cost of capital. Consistent with the 2007 results, meaningful improvement in EVA was achieved compared with 2006.

The Company is committed to continue paying dividends to stockholders. The Company has increased the dividend rate for fourteen consecutive years, and in February 2008, the Company paid its 231st consecutive quarterly cash dividend. The Company also plans to use discretionary cash flows to pay down debt. Additionally, the Company announced in February 2008, plans to begin the repurchase of an undetermined number of shares of the Company's common stock under its stock repurchase authorization. Repurchases will be made in open market transactions at times and amounts as management deems appropriate, depending on market conditions. Any repurchase may commence or be discontinued at any time. The Company has authorization to repurchase up to two million of its shares through January 31, 2009.

The Company's financial position and debt capacity should enable it to meet current and future requirements. As additional resources are needed, the Company should be able to obtain funds readily and at competitive costs. The Company is well-positioned and intends to continue investing prudently and strategically in high-return projects and acquisitions, to reduce debt and pay cash dividends as a means to enhance stockholder value.

Application of Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates, including those related to pensions and other postretirement benefits, bad debts, goodwill valuation, long-lived asset valuations, inventory valuations, insurance reserves, contingencies and income taxes. The impact of changes in these estimates, as necessary, is reflected in the respective segment's operating income in the period of the change. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different outcomes, assumptions or conditions.

The Company believes the following critical accounting policies are affected by its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the critical accounting estimates described below with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to these estimates in this Management's Discussion and Analysis of Financial Condition and Results of Operations. These items should be read in conjunction with Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data."

Pension Benefits

The Company has defined benefit pension plans in several countries. The largest of these plans are in the United Kingdom and the United States. The Company's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding pursuant to U.K. and U.S. statutory requirements, plus any additional amounts that the Company may determine to be appropriate. The Company made cash contributions to its defined benefit pension plans of $42.0 million (including $10.1 million of voluntary payments) and $37.2 million (including $10.6 million voluntary payments) during 2007 and 2006, respectively. Additionally, the Company expects to make a minimum of $24.5 million in cash contributions to its defined benefit pension plans during 2008 and will likely continue its practice of voluntary payments of at least approximately $10 million.

For the year 2005, the Company accounted for its defined benefit pension plans in accordance with SFAS No. 87, "Employer's Accounting for Pensions" ("SFAS 87"), which requires that amounts recognized in financial statements be determined on an actuarial basis. At December 31, 2005, the adjustment to recognize the additional minimum liability required under SFAS 87 impacted accumulated other comprehensive loss in the Stockholders' Equity section of the Consolidated Balance Sheets by $14.7 million, net of deferred income taxes.

As of December 31, 2006, the Company accounted for its defined benefit pension plans in accordance with SFAS 158, which requires the Company to recognize in its balance sheet, the overfunded or underfunded status of its defined benefit postretirement plans measured as the difference between the fair value of the plan assets and the benefit obligation (projected benefit obligation for a pension plan) as an asset or liability. The charge or credit is recorded as adjustment to accumulated other comprehensive income (loss), net of tax. This reduced the Company's equity on an after-tax basis by approximately $88.2 million compared with measurement under prior standards. The results of operations were not affected. The adoption of SFAS 158 did not have a negative impact on compliance with the Company's debt covenants.

As of December 31, 2007, the Company recorded an after-tax credit of $56.3 million to accumulated other comprehensive loss. This is due to actuarial gains as a result of actual pension asset returns being higher than assumed pension asset returns, coupled with a higher discount rate for estimating the defined benefit pension obligations.

During 2008, the Company will eliminate the early measurement dates for its defined benefit pension plans. In accordance with SFAS 158, the incremental effect of this transition will result in an adjustment to beginning retained earnings. The Company currently estimates that this change will result in a net increase of approximately $0.7 million to beginning Stockholders' Equity as of January 1, 2008.

Management implemented a three-part strategy in 2002 and 2003 to deal with the adverse market forces that had increased the unfunded benefit obligations of the Company. These strategies included pension plan design changes, a review of funding policy alternatives and a review of the asset allocation policy and investment manager structure. With regards to plan design, the Company amended a majority of the U.S. defined benefit pension plans and certain international defined benefit pension plans so that accrued service is no longer granted for periods after December 31, 2003, although compensation increases will continue to be recognized on actual service to-date (for the U.S. plans this is limited to 10 years – through December 2013). In place of these plans, the Company established, effective January 1, 2004, defined contribution pension plans providing for the Company to contribute a specified matching amount for participating employees' contributions to the plan. Domestically, this match is made on employee contributions up to four percent of their eligible compensation. Additionally, the Company may provide a discretionary contribution of up to two percent of compensation for eligible employees. Internationally, this match is up to six percent of eligible compensation with an additional two percent going towards insurance and administrative costs. The Company believes these new retirement benefit plans will provide a more predictable and less volatile pension expense than existed under the defined benefit plans.

The Company's pension task force continues to evaluate alternative strategies to further reduce overall pension expense including the consideration of converting the remaining defined benefit plans to defined contribution plans; the on-going evaluation of investment fund managers' performance; the balancing of plan assets and liabilities; the risk assessment of all multi-employer pension plans; the possible merger of certain plans; the consideration of incremental cash contributions to certain plans; and other changes that could reduce future pension expense volatility and minimize risk.

Critical Estimate – Defined Benefit Pension Benefits

Accounting for defined benefit pensions and other postretirement benefits requires the use of actuarial assumptions. The principal assumptions used include the discount rate and the expected long-term rate-of-return on plan assets. Each assumption is reviewed annually and represents management's best estimate at that time. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of unfunded benefit obligation and the expense recognized.

The discount rates as of the September 30, 2007 measurement date for the U.K. defined benefit pension plan and the October 31, 2007 measurement date for the U.S. defined benefit pension plans were 5.8% and 6.17%, respectively. These rates were used in calculating the Company's projected benefit obligations as of December 31, 2007. The discount rates selected represent the average yield on high-quality corporate bonds as of the measurement dates. The global weighted-average of these assumed discount rates for the years ending December 31, 2007, 2006 and 2005 were 5.9%, 5.3% and 5.3%, respectively. Annual pension expense is determined using the discount rates as of the measurement date, which for 2008 is the 5.9% global weighted-average discount rate. Pension expense and the projected benefit obligation generally increase as the selected discount rate decreases.

The expected long-term rate-of-return on plan assets is determined by evaluating the portfolios' asset class return expectations with the Company's advisors as well as actual, long-term, historical results of asset returns for the pension plans. The pension expense increases as the expected long-term rate-of-return on assets decreases. For 2007, the global weighted-average expected long-term rate-of-return on asset assumption was 7.6%. For 2008, the expected global long-term rate-of-return on assets will remain the same at 7.6%. This rate was determined based on a model of expected asset returns for an actively managed portfolio.

Based on the updated actuarial assumptions and the structural changes in the pension plans mentioned previously, the Company's 2008 defined benefit pension expense is expected to stabilize. Total pension expense increased from 2006 to 2007 by $2.8 million due principally to increased multi-employer and defined contribution pension plan costs resulting from increased volume in the Access Services and Mill Services Segments, partially offset by lower defined benefit pension expense in the United States and United Kingdom due to higher expected returns on plan assets. From 2005 to 2006, pension expense increased by $5.9 million due principally to increased multi-employer and defined contribution pension plan costs resulting from increased volume in the Access Services and Mill Services Segments.

Changes in defined benefit pension expense may occur in the future due to changes in actuarial assumptions and due to changes in returns on plan assets resulting from financial market conditions. Holding all other assumptions constant, using December 31, 2007 plan data, a one-half percent increase or decrease in the discount rate and the expected long-term rate-of-return on plan assets would increase or decrease annual 2008 pre-tax defined benefit pension expense as follows:

	Approximate Changes in Pre-tax Defined Benefit Pension Expense	
	U.S. Plans	U.K. Plan
Discount rate		
One-half percent increase	Decrease of $0.1 million	Decrease of $4.1 million
One-half percent decrease	Increase of $0.1 million	Increase of $4.5 million

Expected long-term rate-of-return on plan assets	Approximate Changes in Pre-tax Defined Benefit Pension Expense U.S. Plans	U.K. Plan
One-half percent increase	Decrease of $1.4 million	Decrease of $3.9 million
One-half percent decrease	Increase of $1.4 million	Increase of $3.9 million

Should circumstances change that affect these estimates, changes (either increases or decreases) to the net pension obligations may be required and would be recorded in accordance with the provisions of SFAS 87 and SFAS 158. Additionally, certain events could result in the pension obligation changing at a time other than the annual measurement date. This would occur when the benefit plan is amended or when plan curtailments occur under the provisions of SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88").

See Note 8, Employee Benefit Plans, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

Notes and Accounts Receivable

Notes and accounts receivable are stated at their net realizable value through the use of an allowance for doubtful accounts. The allowance is maintained for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Company has policies and procedures in place requiring customers to be evaluated for creditworthiness prior to the execution of new service contracts or shipments of products. These reviews are structured to minimize the Company's risk related to realizability of its receivables. Despite these policies and procedures, the Company may at times still experience collection problems and potential bad debts due to economic conditions within certain industries (e.g., construction and steel industries) and countries and regions in which the Company operates. As of December 31, 2007 and 2006, receivables of $824.1 million and $753.2 million, respectively, were net of reserves of $25.6 million and $25.4 million, respectively.

Critical Estimate – Notes and Accounts Receivable

A considerable amount of judgment is required to assess the realizability of receivables, including the current creditworthiness of each customer, related aging of the past due balances and the facts and circumstances surrounding any non-payment. The Company's provisions for bad debts during 2007, 2006 and 2005 were $7.8 million, $9.2 million and $6.3 million, respectively. The decrease from 2006 to 2007 is due to lower bad debt expense in the Access Services and Mill Services Segments. The increase from 2005 to 2006 related principally to the acquisition of businesses in the fourth quarter of 2005 and overall increased revenues.

On a monthly basis, customer accounts are analyzed for collectibility. Reserves are established based upon a specific-identification method as well as historical collection experience, as appropriate. The Company also evaluates specific accounts when it becomes aware of a situation in which a customer may not be able to meet its financial obligations due to a deterioration in its financial condition, credit ratings or bankruptcy. The reserve requirements are based on the facts available to the Company and are re-evaluated and adjusted as additional information is received. Reserves are also determined by using percentages (based upon experience) applied to certain aged receivable categories. Specific issues are discussed with Corporate Management and any significant changes in reserve amounts or the write-off of balances must be approved by a specifically designated Corporate Officer. All approved items are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reserve balances are reviewed to ensure the proper Corporate approval has occurred.

If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Conversely, an improvement in a customer's ability to make payments could result in a decrease of the allowance for doubtful accounts. Changes in the allowance related to both of these situations would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating allowances for doubtful accounts for the years presented.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

Goodwill

The Company's net goodwill balances were $720.1 million and $612.5 million, as of December 31, 2007 and 2006, respectively. Goodwill is not amortized but tested for impairment at the reporting unit level on an annual basis, and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value.

Critical Estimate – Goodwill

A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. The annual test for impairment includes the selection of an appropriate discount rate to value cash flow information. The basis of this discount rate calculation is derived from several internal and external factors. These factors include, but are not limited to, the average market price of the Company's stock, the number of shares of stock outstanding, the book value of the Company's debt, a long-term risk-free interest rate, and both market and size-specific risk premiums. The Company's annual goodwill impairment testing, performed as of October 1, 2007 and 2006, indicated that the fair value of all reporting units tested exceeded their respective book values and therefore no additional goodwill impairment testing was required. Due to uncertain market conditions, it is possible that estimates used for goodwill impairment testing may change in the future. Therefore, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The Company has not materially changed its methodology for goodwill impairment testing for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 5, Goodwill and Other Intangible Assets, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional information on goodwill and other intangible assets.

Asset Impairment

Long-lived assets are reviewed for impairment when events and circumstances indicate that the book value of an asset may be impaired. The amounts charged against pre-tax continuing operations income related to impaired long-lived assets were $0.9 million, $0.2 million and $0.6 million in 2007, 2006 and 2005, respectively.

Critical Estimate – Asset Impairment

The determination of a long-lived asset impairment loss involves significant judgments based upon short-term and long-term projections of future asset performance. Impairment loss estimates are based upon the difference between the book value and the fair value of the asset. The fair value is generally based upon the Company's estimate of the amount that the assets could be bought or sold for in a current transaction between willing parties. If quoted market prices for the asset or similar assets are unavailable, the fair value estimate is generally calculated using a discounted cash flow model. Should circumstances change that affect these estimates, additional impairment charges may be required and would be recorded through income in the period the change was determined.

The Company has not materially changed its methodology for calculating asset impairments for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

Inventories

Inventories are stated at the lower of cost or market. Inventory balances are adjusted for estimated obsolete or unmarketable inventory equal to the difference between the cost of inventory and its estimated market value. At December 31, 2007 and 2006, inventories of $310.9 million and $285.2 million, respectively, are net of lower of cost or market reserves and obsolescence reserves of $13.9 million and $14.3 million, respectively.

Critical Estimate – Inventories

In assessing the ultimate realization of inventory balance amounts, the Company is required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. If actual market conditions are determined to be less favorable than those projected by management, additional inventory write-downs may be required and would be recorded through income in the period the determination is made. Additionally, the Company records reserves to adjust a substantial portion of its U.S. inventory balances to the last-in, first-out (LIFO) method of inventory valuation. In adjusting these reserves throughout the year, the Company estimates its year-end inventory costs and quantities. At December 31 of each year, the reserves are adjusted to reflect actual year-end inventory costs and quantities. During periods of inflation, the LIFO expense usually increases and during periods of deflation it decreases. These year-end adjustments resulted in pre-tax income/(expense) of $1.4 million, $(2.3) million and $3.5 million in 2007, 2006 and 2005, respectively.

The Company has not materially changed its methodology for calculating inventory reserves for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 3, Accounts Receivable and Inventories, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

Insurance Reserves

The Company retains a significant portion of the risk for property, workers' compensation, U.K. employers' liability, automobile, general and product liability losses. At December 31, 2007 and 2006, the Company has recorded liabilities of $112.0 million and $103.4 million, respectively, related to both asserted as well as unasserted insurance claims. At December 31, 2007 and 2006, $25.9 million and $18.9 million, respectively, is included in insurance liabilities related to claims covered by insurance carriers for which a corresponding receivable has been recorded.

Critical Estimate – Insurance Reserves

Reserves have been recorded based upon actuarial calculations which reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions which are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. During 2007, 2006 and 2005, the Company recorded a retrospective insurance reserve adjustment that decreased pre-tax insurance expense from continuing operations for self-insured programs by $1.2 million, $1.3 million, and $3.5 million, respectively. The Company has programs in place to improve claims experience, such as aggressive claim and insured litigation management and a focused approach to workplace safety.

The Company has not materially changed its methodology for calculating insurance reserves for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

Legal and Other Contingencies

Reserves for contingent liabilities are recorded when it is probable that an asset has been impaired or a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based on new information or the occurrence of new events or the resolution of an uncertainty. Such adjustments are recorded in the period that the required change is identified.

Critical Estimate – Legal and Other Contingencies

On a quarterly basis, recorded contingent liabilities are analyzed to determine if any adjustments are required. Additionally, functional department heads within each business unit are consulted monthly to ensure all issues with a potential financial accounting impact, including possible reserves for contingent liabilities have been properly identified, addressed or disposed of. Specific issues are discussed with Corporate Management and any significant changes in reserve amounts or the adjustment or write-off of previously recorded balances must be approved by a specifically designated Corporate Officer. If necessary, outside legal counsel, other third parties or internal experts are consulted to assess the likelihood and range of outcomes for a particular issue. All approved changes in reserve amounts are monitored to ensure they are recorded in the proper period. Additionally, any significant changes in reported business unit reserve balances are reviewed to ensure the proper Corporate approval has occurred. On a quarterly basis, the Company's business units submit a reserve listing to the Corporate headquarters which is reviewed in detail. All significant reserve balances are discussed with a designated Corporate Officer to assess their validity, accuracy and completeness. Anticipated changes in reserves are identified for follow-up prior to the end of a reporting period. Any new issues that may require a reserve are also identified and discussed to ensure proper disposition. Additionally, on a quarterly basis, all significant environmental reserve balances or issues are evaluated to assess their validity, accuracy and completeness.

The Company has not materially changed its methodology for calculating legal and other contingencies for the years presented. There are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur that would materially affect the methodology or assumptions described above.

See Note 10, Commitments and Contingencies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosure on this uncertainty and other contingencies.

Income Taxes

The Company is subject to various federal, state and local income taxes in the taxing jurisdictions where the Company operates. At the end of each quarterly period, the Company makes its best estimate of the annual effective income tax rate and applies that rate to year-to-date income before income taxes and minority interest to arrive at the year-to-date income tax provision. Income tax loss contingencies are recorded in the period when it is determined that it is probable that a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based upon new information, the occurrence of new events or the resolution of an uncertainty. As of December 31, 2007, 2006 and 2005, the Company's net effective income tax rate on income from continuing operations was 30.7%, 32.5% and 27.9%, respectively.

A valuation allowance to reduce deferred tax assets is evaluated on a quarterly basis. The valuation allowance is principally for tax-loss carryforwards which are uncertain as to realizability. The valuation allowance was $15.3 million and $13.9 million as of December 31, 2007 and 2006, respectively.

Critical Estimate – Income Taxes

The annual effective income tax rates are developed giving recognition to tax rates, tax holidays, tax credits and capital losses, as well as certain exempt income and non-deductible expenses in all of the jurisdictions where the Company does business. The income tax provision for the quarterly period is the change in the year-to-date provision from the previous quarterly period.

The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would more likely than not be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would decrease income in the period in which such determination was made.

The Company has not materially changed its methodology for calculating income tax expense for the years presented.

The Company adopted the provisions of FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), effective January 1, 2007. As a result of the adoption, the Company recognized a cumulative effect reduction to the January 1, 2007 retained earnings balance of $0.5 million. As of the adoption date, the Company had gross tax-affected unrecognized income tax benefits of $46.0 million, of which $17.8 million, if recognized, would affect the Company's effective income tax rate. Of this amount, $0.8 million was classified as current and $45.2 million was classified as non-current on the Company's balance sheet. While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be different than the accrued position.

See Note 9, Income Taxes, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for additional disclosures related to these items.

New Financial Accounting Standards Issued

See Note 1, Summary of Significant Accounting Policies, to the Consolidated Financial Statements under Part II, Item 8, "Financial Statements and Supplementary Data," for disclosures on new financial accounting standards issued and their effect on the Company.

Research and Development

The Company invested $3.2 million, $2.8 million and $2.5 million in internal research and development programs in 2007, 2006 and 2005, respectively. Internal funding for research and development was as follows:

	Research and Development Expense		
(In millions)	2007	2006	2005
Access Services Segment	**$ 0.7**	$ 0.7	$ 0.5
Mill Services Segment	**1.3**	1.1	1.4
Segment Totals	**2.0**	1.8	1.9
All Other Category - Minerals & Rail Services and Products	**1.2**	1.0	0.6
Consolidated Totals	**$ 3.2**	$ 2.8	$ 2.5

Backlog

As of December 31, 2007, the Company's order backlog, exclusive of long-term mill services contracts, access services, roofing granules and slag abrasives, and minerals and recycling technologies services, was $448.1 million compared with $236.5 million as of December 31, 2006, an 89% increase. Of the order backlog at December 31, 2007, approximately $248.6 million or 55% is not expected to be filled in 2008. Of the order backlog not expected to be filled in 2008, approximately 74% and 26% is expected to be filled in 2009 and 2010, respectively.

The increase in order backlog is principally due to increased order backlog for railway track maintenance equipment as a result of orders from the Chinese Ministry of Railways, along with increased order backlog of process equipment, air-cooled heat exchangers and industrial grating products. These were partially offset by decreased order backlog for railway track maintenance services. Order backlog for roofing granules and slag abrasives is excluded from the above amounts. Order backlog amounts for that product group are generally not quantifiable due to the short order lead times of the products provided. Backlog for minerals and recycling technologies is not included in the total backlog amount because it is generally not quantifiable due to short order lead times of the products and services provided.

Order backlog for scaffolding, shoring and forming services of the Access Services Segment is excluded from the above amounts. These amounts are generally not quantifiable due to short order lead times for certain services, the nature and timing of the products and services provided and equipment rentals with the ultimate length of the rental period often unknown.

Mill services contracts have an estimated future value of $5.0 billion at December 31, 2007 compared with $4.4 billion at December 31, 2006. Approximately 61% of these revenues are expected to be recognized by December 31, 2010. The majority of the remaining revenues are expected to be recognized between January 1, 2011 and December 31, 2016.

Dividend Action

The Company paid four quarterly cash dividends of $0.1775 per share in 2007, for an annual rate of $0.71. This is an increase of 9.2% from 2006. Historical dividend data has been restated to reflect the two-for-one stock split that was effective at the close of business March 26, 2007. At the November 2007 meeting, the Board of Directors increased the dividend by 9.9% to an annual rate of $0.78 per share. The Board normally reviews the dividend rate periodically during the year and annually at its November meeting. There are no significant restrictions on the payment of dividends.

The February 2008 payment marked the 231st consecutive quarterly dividend paid at the same or at an increased rate. In 2007, 19.9% of net earnings were paid out in dividends. The Company is philosophically committed to maintaining or increasing the dividend at a sustainable level. The Company has paid dividends each year since 1939.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Part I, Item 1A, "Risk Factors," for quantitative and qualitative disclosures about market risk.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

Management of Harsco Corporation, together with its consolidated subsidiaries (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that:

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2007 based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2007.

The Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

Salvatore D. Fazzolari
Chief Executive Officer
February 29, 2008

Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
February 29, 2008

Report of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

To The Stockholders of Harsco Corporation:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Harsco Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 29, 2008

HARSCO CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)	December 31 2007	December 31 2006
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 121,833**	$ 101,260
Accounts receivable, net	**824,094**	753,168
Inventories	**310,931**	285,229
Other current assets	**88,016**	88,398
Assets held-for-sale	**463**	3,567
Total current assets	**1,345,337**	1,231,622
Property, plant and equipment, net	**1,535,214**	1,322,467
Goodwill, net	**720,069**	612,480
Intangible Assets, net	**188,864**	88,164
Other assets	**115,946**	71,690
Total assets	**$ 3,905,430**	$ 3,326,423
LIABILITIES		
Current liabilities:		
Short-term borrowings	**$ 60,323**	$ 185,074
Current maturities of long-term debt	**8,384**	13,130
Accounts payable	**307,814**	287,006
Accrued compensation	**108,871**	95,028
Income taxes payable	**41,300**	61,967
Dividends payable	**16,444**	15,983
Insurance liabilities	**44,823**	40,810
Advances on contracts	**52,763**	12,331
Other current liabilities	**233,248**	199,446
Total current liabilities	**873,970**	910,775
Long-term debt	**1,012,087**	864,817
Deferred income taxes	**174,423**	103,592
Insurance liabilities	**67,182**	62,542
Retirement plan liabilities	**120,536**	189,457
Other liabilities	**91,113**	48,876
Total liabilities	**2,339,311**	2,180,059
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, Series A junior participating cumulative preferred stock	**-**	-
Common stock, par value $1.25, issued 110,932,619 and 68,491,523 shares as of December 31, 2007 and 2006, respectively	**138,665**	85,614
Additional paid-in capital	**128,622**	166,494
Accumulated other comprehensive loss	**(2,501)**	(169,334)
Retained earnings	**1,904,502**	1,666,761
Treasury stock, at cost (26,472,753 and 26,472,843, respectively)	**(603,169)**	(603,171)
Total stockholders' equity	**1,566,119**	1,146,364
Total liabilities and stockholders' equity	**$ 3,905,430**	$ 3,326,423

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Years ended December 31	2007	2006 (a)	2005 (a)
Revenues from continuing operations:			
Service sales	**$ 3,166,561**	$ 2,538,068	$ 1,928,539
Product sales	**521,599**	487,545	467,470
Total revenues	**3,688,160**	3,025,613	2,396,009
Costs and expenses from continuing operations:			
Cost of services sold	**2,316,904**	1,851,230	1,425,222
Cost of products sold	**368,600**	351,962	353,975
Selling, general and administrative expenses	**538,233**	472,790	361,447
Research and development expenses	**3,175**	2,846	2,438
Other expenses	**3,443**	2,476	1,891
Total costs and expenses	**3,230,355**	2,681,304	2,144,973
Operating income from continuing operations	**457,805**	344,309	251,036
Equity in income of unconsolidated entities, net	**1,049**	192	74
Interest income	**4,968**	3,582	3,063
Interest expense	**(81,383)**	(60,479)	(41,917)
Income from continuing operations before income taxes and minority interest	**382,439**	287,604	212,256
Income tax expense	**(117,598)**	(93,354)	(59,122)
Income from continuing operations before minority interest	**264,841**	194,250	153,134
Minority interest in net income	**(9,726)**	(7,848)	(8,646)
Income from continuing operations	**255,115**	186,402	144,488
Discontinued operations:			
Income from operations of discontinued business	**26,897**	14,070	17,501
Gain on disposal of discontinued business	**41,414**	28	261
Income tax expense	**(23,934)**	(4,102)	(5,593)
Income from discontinued operations	**44,377**	9,996	12,169
Net Income	**$ 299,492**	$ 196,398	$ 156,657
Average shares of common stock outstanding	**84,169**	83,905	83,284
Basic earnings per common share:			
Continuing operations	**$ 3.03**	$ 2.22	$ 1.73
Discontinued operations	**0.53**	0.12	0.15
Basic earnings per common share	**$ 3.56**	$ 2.34	$ 1.88
Diluted average shares of common stock outstanding	**84,724**	84,430	84,161
Diluted earnings per common share:			
Continuing operations	**$ 3.01**	$ 2.21	$ 1.72
Discontinued operations	**0.52**	0.12	0.14
Diluted earnings per common share	**$ 3.53**	$ 2.33	$ 1.86

(a) Income statement information restated to reflect the Gas Technologies business group as Discontinued Operations.

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years ended December 31	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 299,492	$ 196,398	$ 156,657
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation	277,397	245,397	195,139
Amortization	29,016	7,585	2,926
Equity in income of unconsolidated entities, net	(1,049)	(188)	(74)
Dividends or distributions from unconsolidated entities	181	-	170
Gain on disposal of discontinued business	(41,414)	(28)	(261)
Other, net	(662)	8,036	8,395
Changes in assets and liabilities, net of acquisitions and dispositions of businesses:			
Accounts receivable	(60,721)	(27,261)	(64,580)
Inventories	(106,495)	(20,347)	(25,908)
Accounts payable	18,268	13,017	10,787
Other assets and liabilities	57,727	(13,370)	32,028
Net cash provided by operating activities	471,740	409,239	315,279
Cash flows from investing activities:			
Purchases of property, plant and equipment	(443,583)	(340,173)	(290,239)
Purchase of businesses, net of cash acquired*	(254,639)	(34,333)	(394,493)
Proceeds from sales of assets	317,189	17,650	39,543
Other investing activities	(5,092)	(2,599)	4
Net cash used by investing activities	(386,125)	(359,455)	(645,185)
Cash flows from financing activities:			
Short-term borrowings, net	(137,645)	73,050	73,530
Current maturities and long-term debt:			
Additions	1,023,282	315,010	571,928
Reductions	(908,295)	(423,769)	(230,010)
Cash dividends paid on common stock	(59,725)	(54,516)	(49,928)
Common stock issued-options	11,765	11,574	9,097
Other financing activities	(7,069)	(5,545)	(5,292)
Net cash provided (used) by financing activities	(77,687)	(84,196)	369,325
Effect of exchange rate changes on cash	12,645	14,743	(12,583)
Net increase/(decrease) in cash and cash equivalents	20,573	(19,669)	26,836
Cash and cash equivalents at beginning of period	101,260	120,929	94,093
Cash and cash equivalents at end of period	$ 121,833	$ 101,260	$ 120,929
***Purchase of businesses, net of cash acquired**			
Working capital, other than cash	$ (17,574)	$ (2,547)	$ (26,831)
Property, plant and equipment	(45,398)	(15,106)	(169,172)
Other noncurrent assets and liabilities, net	(191,667)	(16,680)	(198,490)
Net cash used to acquire businesses	$(254,639)	$ (34,333)	$ (394,493)

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share and per share amounts)	Common Stock Issued	Common Stock Treasury	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock-Based Compensation	Total
Balances, January 1, 2005	$ 84,889	$ (603,377)	$ 139,532	$ 1,420,637	$(127,491)	$ -	$ 914,190
Net income				156,657			156,657
Cash dividends declared, $1.225 per share				(51,078)			(51,078)
Translation adjustments, net of $2,846 deferred income taxes					(54,399)		(54,399)
Cash flow hedging instrument adjustments, net of $82 deferred income taxes					(152)		(152)
Pension liability adjustments, net of $(6,407) deferred income taxes					14,724		14,724
Stock options exercised, 350,840 shares	433	116	12,596				13,145
Other, 1,087 shares, and 36,250 restricted stock units (net of forfeitures)		36	1,889			(1,847)	78
Amortization of unearned compensation on restricted stock units						729	729
Balances, December 31, 2005	$ 85,322	$ (603,225)	$ 154,017	$ 1,526,216	$(167,318)	$ (1,118)	$ 993,894
Net income				196,398			196,398
Adoption of SFAS 123(R)			(1,118)			1,118	-
Cash dividends declared, $1.33 per share				(55,853)			(55,853)
Translation adjustments, net of $(5,643) deferred income taxes					91,578		91,578
Cash flow hedging instrument adjustments, net of $(72) deferred income taxes					134		134
Pension liability adjustments, net of $1,307 deferred income taxes					(5,523)		(5,523)
Adoption of SFAS 158, net of $40,313 deferred income taxes					(88,207)		(88,207)
Marketable securities unrealized gains, net of $1 deferred income taxes					2		2
Stock options exercised, 234,419 shares	292	19	11,659				11,970
Other, 1,085 shares, and 50,700 restricted stock units (net of forfeitures)		35	(3)				32
Amortization of unearned compensation on restricted stock units			1,939				1,939
Balances, December 31, 2006	$ 85,614	$ (603,171)	$ 166,494	$ 1,666,761	$(169,334)	$ -	$1,146,364
Cumulative effect from adoption of FIN 48				(499)			(499)
Beginning Balances, January 1, 2007	$ 85,614	$ (603,171)	$ 166,494	$ 1,666,262	$(169,334)	$ -	$1,145,865
Net income				299,492			299,492
2-for-1 stock split, 42,029,232 shares	52,536		(52,536)				-
Cash dividends declared, $0.71 per share				(61,252)			(61,252)
Translation adjustments, net of $(4,380) deferred income taxes					110,451		110,451
Cash flow hedging instrument adjustments, net of $(64) deferred income taxes					119		119
Pension liability adjustments, net of $(24,520) deferred income taxes					56,257		56,257
Marketable securities unrealized gains, net of $(3) deferred income taxes					6		6
Stock options exercised, 411,864 shares	515		11,224				11,739
Other, 90 shares, and 82,700 restricted stock units (net of forfeitures)		2	26				28
Amortization of unearned compensation on restricted stock units			3,414				3,414
Balances, December 31, 2007	**$ 138,665**	**$ (603,169)**	**$ 128,622**	**$ 1,904,502**	**$ (2,501)**	**$ -**	**$1,566,119**

See accompanying notes to consolidated financial statements.

HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands) Years ended December 31	2007	2006	2005
Net Income	**$ 299,492**	$ 196,398	$ 156,657
Other comprehensive income (loss):			
Foreign currency translation adjustments	**110,451**	91,578	(54,399)
Net gains (losses) on cash flow hedging instruments, net of deferred income taxes of $2, $(40) and $79 in 2007, 2006 and 2005, respectively	**(3)**	75	(147)
Reclassification adjustment for (gain)/loss on cash flow hedging instruments, net of deferred income taxes of $(66), $(32), and $3 in 2007, 2006 and 2005, respectively	**122**	59	(5)
Pension liability adjustments, net of deferred income taxes of $(24,520), $1,307 and $(6,407) in 2007, 2006 and 2005, respectively	**56,257**	(5,523)	14,724
Unrealized gain on marketable securities, net of deferred income taxes of $(3) and $(1) in 2007 and 2006, respectively	**6**	2	-
Other comprehensive income (loss)	**166,833**	86,191	(39,827)
Total comprehensive income	**$ 466,325**	$ 282,589	$ 116,830

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Harsco Corporation and its majority-owned subsidiaries (the "Company"). Additionally, the Company consolidates four entities in which it has an equity interest of 49% to 50% and exercises management control. These four entities had combined revenues of approximately $117.0 million, $85.6 million and $81.5 million, or 3.2%, 2.8% and 3.4% of the Company's total revenues for the years ended 2007, 2006 and 2005, respectively. Investments in unconsolidated entities (all of which are 40-50% owned) are accounted for under the equity method. The Company does not have any off-balance sheet arrangements with unconsolidated special-purpose entities.

Reclassifications

Certain reclassifications have been made to prior years' amounts to conform with current year classifications. These reclassifications relate principally to the Gas Technologies Segment that is currently classified as Discontinued Operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") as discussed in Note 2, "Acquisitions and Dispositions." Additionally, all historical share and per share data have been restated to reflect the two-for-one stock split that was effective at the close of business on March 26, 2007. As a result of these reclassifications, certain 2006 amounts presented for comparative purposes will not individually agree with previously filed Forms 10-K or 10-Q.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments which are highly liquid in nature and have an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Inventories in the United States are principally accounted for using principally the last-in, first-out (LIFO) method. Other inventories are accounted for using the first-in, first-out (FIFO) or average cost methods.

Depreciation

Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When property is retired from service, the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation and the balance is charged to income. Long-lived assets to be disposed of by sale are not depreciated while they are held for sale.

Leases

The Company leases certain property and equipment under noncancelable lease agreements. All lease agreements are evaluated and classified as either an operating lease or capital lease. A lease is classified as a capital lease if any of the following criteria are met: transfer of ownership to the Company by the end of the lease term; the lease contains a bargain purchase option; the lease term is equal to or greater than 75% of the asset's economic life; or the present value of future minimum lease payments is equal to or greater than 90% of the asset's fair market value. Operating lease expense is recognized ratably over the entire lease term, including rent abatement periods and rent holidays.

Goodwill and Other Intangible Assets

Goodwill is not amortized but tested for impairment at the reporting unit level. SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Accordingly, the Company performs the goodwill impairment test at the operating segment level for the Mill Services Segment, the Access Services Segment and the All Other Category (Minerals & Rail Services and Products). The goodwill impairment tests are performed on an annual basis as of October 1 and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry-specific economic conditions that are outside the control of the Company. See Note 5, "Goodwill and Other Intangible Assets," for additional information on intangible assets and goodwill impairment testing. Finite-lived intangible assets are amortized over their estimated useful lives.

Impairment of Long-Lived Assets (Other than Goodwill)

Long-lived assets are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to record an impairment loss when it is determined that the carrying amount of the asset exceeds the sum of the expected undiscounted future cash flows resulting from use of the asset and its eventual disposition. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Revenue Recognition

Product sales and service sales are recognized when they are realized or realizable and when earned. Revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed or determinable and collectibility is reasonably assured. Service sales include sales of the Mill Services and Access Services Segments as well as service sales of the All Other Category (Minerals & Rail Services and Products). Product sales include the manufacturing businesses of the All Other Category (Minerals & Rail Services and Products).

Access Services Segment – This Segment rents equipment under month-to-month rental contracts, provides services under both fixed-fee and time-and-materials short-term contracts and, to a lesser extent, sells products to customers. Equipment rentals are recognized as earned over the contractual rental period. Services provided on a fixed-fee basis are recognized over the contractual period based upon the completion of specific units of accounting (i.e., erection and dismantling of equipment). Services provided on a time-and-materials basis are recognized when earned as services are performed. Product sales revenue is recognized when title and risk of loss transfer, and when all of the revenue recognition criteria have been met.

Mill Services Segment – This Segment provides services predominantly on a long-term, volume-of-production contract basis. Contracts may include both fixed monthly fees as well as variable fees based upon specific services provided to the customer. The fixed-fee portion is recognized periodically as earned (normally monthly) over the contractual period. The variable-fee portion is recognized as services are performed and differs from period-to-period based upon the actual provision of services.

All Other Category (Minerals & Rail Services and Products) – This category includes the Harsco Track Technologies, Reed Minerals, IKG Industries, Patterson-Kelley, Air-X-Changers and Excell Minerals operating segments. These operating segments principally sell products. The Harsco Track Technologies Division and Excell Minerals Division sell products and provide services. Product sales revenue for each of these operating segments is recognized generally when title and risk of loss transfer, and when all of the revenue recognition criteria have been met. Title and risk of loss for domestic shipments generally transfers to the customer at the point of shipment. For export sales, title and risk of loss transfer in accordance with the international commercial terms included in the specific customer contract. Revenue may be recognized subsequent to the transfer of title and risk of loss for certain product sales of the Harsco Track Technologies Division if the specific sales contract includes a customer acceptance clause which provides for different timing. In those situations revenue is recognized after transfer of title and risk of loss and after customer acceptance. The Harsco Track Technologies Division also provides services predominantly on a long-term, time-and-materials contract basis. Revenue is recognized when earned as services are performed. The Excell Minerals Division also provides services predominantly on a long-term, volume-of-production contract basis. Contracts may include both fixed monthly fees as well as variable fees based upon specific services provided to the customer. The fixed-fee portion is recognized periodically as earned (normally monthly) over the contractual period. The variable-fee portion is recognized as services are performed and differs from period-to-period based upon the actual provision of services.

Income Taxes

United States federal and state income taxes and non-U.S. income taxes are provided currently on the undistributed earnings of international subsidiaries and unconsolidated affiliated entities, giving recognition to current tax rates and applicable foreign tax credits, except when management has specific plans for reinvestment of undistributed earnings which will result in the indefinite postponement of their remittance. Deferred taxes are provided using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance to reduce deferred tax assets is evaluated on a quarterly basis. The valuation allowance is principally for tax loss carryforwards which are uncertain as to realizability. Income tax loss contingencies are recorded in the period when it is determined that it is probable that a liability has been incurred and the loss can be reasonably estimated. Adjustments to estimated amounts are recorded as necessary based upon new information, the occurrence of new events or the resolution of an uncertainty. Beginning in 2007, income tax contingencies were measured under FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48").

Accrued Insurance and Loss Reserves

The Company retains a significant portion of the risk for workers' compensation, U.K. employers' liability, automobile, general and product liability losses. During 2007, 2006 and 2005, the Company recorded insurance expense from continuing operations related to these lines of coverage of approximately $37 million, $34 million and $30 million, respectively. Reserves have been recorded which reflect the undiscounted estimated liabilities including claims incurred but not reported. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. Changes in the estimates of the reserves are included in net income in the period determined. During 2007, 2006 and 2005, the Company recorded retrospective insurance reserve adjustments that decreased pre-tax insurance expense from continuing operations for self insured programs by $1.2 million, $1.3 million, and $3.5 million, respectively. At December 31, 2007 and 2006, the Company has recorded liabilities of $112.0 million and $103.4 million, respectively, related to both asserted as well as unasserted insurance claims. Included in the balance at December 31, 2007 and 2006 were $25.9 million and $18.9 million, respectively, of recognized liabilities covered by insurance carriers. Amounts estimated to be paid within one year have been classified as current Insurance liabilities, with the remainder included in non-current Insurance liabilities in the Consolidated Balance Sheets.

Warranties

The Company has recorded product warranty reserves of $2.9 million, $4.8 million and $5.0 million as of December 31, 2007, 2006 and 2005, respectively. The Company provides for warranties of certain products as they are sold in accordance with SFAS No. 5, "Accounting for Contingencies." The following table summarizes the warranty activity for the years ended December 31, 2007, 2006 and 2005:

Warranty Activity

(In thousands)	2007	2006	2005
Balance at the beginning of the period	**$ 4,805**	$ 4,962	$ 4,161
Accruals for warranties issued during the period	**3,112**	3,371	3,851
Increase/(reductions) related to pre-existing warranties	**(1,112)**	(868)	60
Divestiture	**(980)**	-	-
Warranties paid	**(2,810)**	(2,731)	(3,083)
Other (principally foreign currency translation)	**(108)**	71	(27)
Balance at end of the period	**$ 2,907**	$ 4,805	$ 4,962

Foreign Currency Translation

The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of Other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income. For subsidiaries operating in highly inflationary economies, and those entities for which the U.S. dollar is the currency of the primary economic environment in which the entity operates, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in net income.

Financial Instruments and Hedging

The Company has operations throughout the world that are exposed to fluctuations in related foreign currencies in the normal course of business. The Company seeks to reduce exposure to foreign currency fluctuations through the use of forward exchange contracts. The Company does not hold or issue financial instruments for trading purposes, and it is the Company's policy to prohibit the use of derivatives for speculative purposes. The Company has a Foreign Currency Risk Management Committee that meets periodically to monitor foreign currency risks.

The Company executes foreign currency forward exchange contracts to hedge transactions for firm purchase commitments, to hedge variable cash flows of forecasted transactions and for export sales denominated in foreign currencies. These contracts are generally for 90 days or less. For those contracts that are designated as qualified cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), gains or losses are recorded in Other comprehensive income (loss).

Amounts recorded in Other comprehensive income (loss) are reclassified into income in the same period or periods during which the hedged forecasted transaction affects income. The cash flows from these contracts are classified consistent with the cash flows from the transaction being hedged (e.g., the cash flows related to contracts to hedge the purchase of fixed assets are included in cash flows from investing activities, etc.). The Company also enters into certain forward exchange contracts not designated as hedges under SFAS 133. Gains and losses on these contracts are recognized in income based on fair market value. For fair value hedges of a firm commitment, the gain or loss on the derivative and the offsetting gain or loss on the hedged firm commitment are recognized currently in income.

Options for Common Stock

In prior years, when stock options were issued to employees, the Company used the intrinsic value method to account for the options. No compensation expense was recognized on the grant date, since at that date, the option price equaled the market price of the underlying common stock. Effective in 2002 and 2003, the Company ceased granting stock options to employees and non-employee directors, respectively.

The Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)").

Pro forma Impact of SFAS 123(R) on Earnings

(In thousands, except per share)	2005
Net income:	
As reported	$ 156,657
Compensation expense (a)	-
Pro forma	$ 156,657
Basic earnings per share:	
As reported	$ 1.88
Pro forma	1.88
Diluted earnings per share:	
As reported	1.86
Pro forma	1.86

(a) Total stock-based employee compensation expense related to stock options determined under fair value-based method for all awards, net of related income tax effects.

In 2004, the Board of Directors approved the granting of performance-based restricted stock units as the long-term equity component of officer compensation. See Note 12, "Stock-Based Compensation," for additional information on the Company's equity compensation plans.

Earnings Per Share

Basic earnings per share are calculated using the average shares of common stock outstanding, while diluted earnings per share reflect the dilutive effects of restricted stock units and the potential dilution that could occur if stock options were exercised. See Note 11, "Capital Stock," for additional information on earnings per share.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

New Financial Accounting Standards Issued

FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48")

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement recognition and disclosure of tax positions taken or expected to be taken on a tax return. The provisions of FIN 48 are required to be applied to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. FIN 48 is effective for fiscal periods beginning after December 15, 2006 (January 1, 2007 for the Company). The Company implemented FIN 48 effective January 1, 2007 and recognized a cumulative effect reduction to 2007 beginning retained earnings of $0.5 million.

SFAS No. 157, "Fair Value Measurements" ("SFAS 157")

In September 2006, the FASB issued SFAS 157 to provide a single definition of fair value, establish a framework for measuring fair value in U.S. generally accepted accounting principles ("GAAP"), and expand the disclosure requirements regarding fair value measurements. SFAS 157 is applicable in the application of other accounting pronouncements that require or permit fair value measurements, but does not require new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company), with limited retrospective application required. SFAS 157 was amended by FASB Staff Position No.157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP SFAS 157-1") and FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-1 excludes FASB Statement No. 13, "Accounting for Leases", as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under Statement 13, from the scope of SFAS 157. FSP FAS 157-2 delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 (January 1, 2009 for the Company). The Company implemented SFAS 157 effective January 1, 2008, and it did not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159").

In February 2007, the FASB issued SFAS 159, which permits all entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option may be applied financial instrument by financial instrument (with limited exceptions), is generally irrevocable, and must be applied to the entire financial instrument. SFAS 159 is effective for fiscal years that begin after November 15, 2007 (January 1, 2008 for the Company). The Company implemented SFAS 159 effective January 1, 2008, and it did not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160").

In December 2007, the FASB issued SFAS 160, which amends ARB No. 51, "Consolidated Financial Statements." SFAS 160 requires the reporting of noncontrolling (minority) interest in subsidiaries to be measured at fair value and classified as a separate component of equity. The accounting for transactions between an entity and noncontrolling interest must be treated as equity transactions. SFAS 160 is effective for fiscal years that begin after December 15, 2008 (January 1, 2009 for the Company). The Company is currently evaluating the requirements of SFAS 160, and has not yet determined the impact on the consolidated financial statements.

SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)")

In December 2007, the FASB issued SFAS 141(R) which significantly modifies the accounting for business combinations. SFAS 141(R) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. Liabilities related to contingent consideration are required to be recognized at acquisition and remeasured at fair value in each subsequent reporting period. Restructuring charges, and all pre-acquisition related costs (e.g., deal fees for attorneys, accountants and investment bankers), must be expensed in the period they are incurred. In addition, changes to acquisition-related deferred tax assets and unrecognized tax benefits recorded under FIN 48 made subsequent to the measurement period will generally impact income tax expense in that period as opposed to being recorded to goodwill. SFAS 141(R), is effective for fiscal years that begin after December 15, 2008 (January 1, 2009 for the Company). The Company is currently evaluating the requirements of SFAS 141(R), and has not yet determined the impact on the consolidated financial statements.

2. Acquisitions and Dispositions

Acquisitions

In August 2007, the Company acquired Alexander Mill Services International ("AMSI"), a privately held company that provides mill services to some of the leading steel producers in Poland and Romania. AMSI also provides mill services on a smaller scale in Greece and Portugal. AMSI recorded 2006 revenues of approximately $21 million and has been included in the Mill Services Segment.

In August 2007, the Company acquired ZETA-TECH Associates, Inc. ("ZETA-TECH"), a Cherry Hill, NJ-based niche technical services and applied technology company serving the railway industry with specialized expertise in railway engineering services and track maintenance software. ZETA-TECH produces a range of proprietary software tools that are used by railways to regularly monitor and evaluate the performance of their rail and track assets. ZETA-TECH recorded 2006 revenues of approximately $4 million and has been included in the Company's Harsco Track Technologies Division of the All Other Category (Minerals & Rail Services and Products).

In April 2007, the Company acquired Performix Technologies, Ltd. ("Performix"), an Ohio-based company that is one of the United States' leading producers of specialty additives used by steelmakers in the ladle refining of molten steel. Performix operates from two plants in the United States and serves most of the major steelmakers in the upper Midwest and Canada. Performix recorded 2006 sales of approximately $29 million and employs approximately 60 people. Performix has been included in the Mill Services Segment.

In February 2007, the Company acquired Excell Materials, Inc. ("Excell"), a Pittsburgh-based multinational company, for approximately $210 million, which excluded direct acquisition costs. Excell specializes in the reclamation and recycling of high-value content from principally steelmaking slag. Excell is also involved in the development of mineral-based products for commercial applications. Excell recorded 2006 sales in excess of $100 million and maintains operations at nine locations in the United States, Canada, Brazil, South Africa and Germany. Goodwill recognized in this transaction (based on foreign exchange rates at the transaction date) was $101.9 million, none of which is expected to be deductible for U.S. income tax purposes. Excell has been included in the All Other Category (Minerals & Rail Services and Products) and has been renamed Excell Minerals to emphasize its long-term growth strategy.

In November 2006, the Company acquired the Santiago, Chile-based company Moldajes y Andamios TH S.A. ("MyATH"), a supplier of rental formwork, scaffolding and related services to the construction, infrastructure and building maintenance sectors. MyATH employs approximately 100 people and its annual revenues are approximately $8 million. MyATH has been included in the Access Services Segment.

In November 2006, the Company acquired the conveyor services and trading arm of Technic Gum, a Belgium-based provider of conveyor belt maintenance services for the steel and cement-producing industries. Technic Gum recorded revenues of approximately $8 million in 2005 and employs approximately 50 people. Technic Gum has been included in the Mill Services Segment.

In July 2006, the Company acquired the assets of UK-based Cape PLC's Cleton industrial maintenance services ("Cleton") subsidiaries in Holland, Belgium and Germany for €8 million (approximately $10 million). Cleton posted 2005 revenues in excess of $50 million and employs close to 400 people. Cleton specializes in providing scaffolding and related insulation services for the maintenance of large-scale industrial plants, and serves some of the largest oil refinery, petrochemical, and process plant sites in the Benelux countries. Cleton has been included in the Access Services Segment.

Dispositions

Consistent with the Company's strategic focus to grow and allocate financial resources to its industrial services businesses, on December 7, 2007, the Company sold the Gas Technologies business group to Wind Point Partners, a private equity investment firm with offices in Chicago, Illinois. The terms of the sale include a total purchase price of $340 million, including $300 million paid in cash at closing and $40 million payable in the form of an earnout, contingent on the Gas Technologies group achieving certain performance targets in 2008 or 2009. The Company recorded a $26.4 million after-tax gain on the sale. The amount of this gain is not final at December 31, 2007 due to final working capital adjustments and the potential earnout. This business recorded revenues and operating income of $384.9 million and $26.9 million, $397.7 million and $14.2 million and $370.2 million and $17.9 million, respectively, for the years ended

2007, 2006 and 2005. The Consolidated Statements of Income for the years ended 2007, 2006 and 2005 have been restated to include the Gas Technologies Segment's results in discontinued operations.

The major classes of assets and liabilities sold as part of this transaction were as follows:

(In thousands)	December 7, 2007
ASSETS	
Accounts receivable, net	$ 61,444
Inventories	103,592
Other current assets	2,608
Property, plant and equipment, net	72,814
Goodwill, net	36,930
Other assets	2,617
Total assets sold	$ 280,005
LIABILITIES	
Accounts payable	$28,210
Accrued compensation	2,354
Income taxes payable	449
Other current liabilities	11,528
Retirement plan liabilities	959
Total liabilities sold	$ 43,500

Assets Held for Sale

Throughout the past several years, management approved the sale of certain long-lived assets (primarily land and buildings) throughout the Company's operations. The net property, plant and equipment reflected as assets held-for-sale in the December 31, 2007 and 2006 Consolidated Balance Sheets were $0.5 million and $3.6 million, respectively.

3. Accounts Receivable and Inventories

At December 31, 2007 and 2006, accounts receivable of $824.1 million and $753.2 million, respectively, were net of allowances for doubtful accounts of $25.6 million and $25.4 million, respectively. Gross accounts receivable included trade accounts receivable of $805.2 million and $737.1 million at December 31, 2007 and 2006, respectively. Other receivables included insurance claim receivables of $20.2 million and $18.9 million at December 31, 2007 and 2006, respectively. The increase in accounts receivable and the allowance for doubtful accounts from December 31, 2006 related principally to increased sales, and positive foreign currency translation, partially offset by net effect of acquisitions and divestitures discussed in Note 2, "Acquisitions and Dispositions." The provision for doubtful accounts was $7.8 million, $9.2 million and $6.3 million for 2007, 2006 and 2005, respectively.

Inventories consist of the following:

(In thousands)	Inventories 2007	2006
Finished goods	**$ 161,013**	$ 117,072
Work-in-process	**23,776**	31,489
Raw materials and purchased parts	**76,735**	96,750
Stores and supplies	**49,407**	39,918
Total inventories	**$ 310,931**	$ 285,229
Valued at lower of cost or market:		
Last-in, first out (LIFO) basis	**$ 99,433**	$ 138,643
First-in, first out (FIFO) basis	**16,742**	28,165
Average cost basis	**194,756**	118,421
Total inventories	**$ 310,931**	$ 285,229

The increase in inventory balances related principally to increased demand in the Access Services Segment, increased demand and acquisitions in the All Other Category (Minerals & Rail Services and Products) and Mill Services Segment, and positive foreign currency translation. These were partially offset by the divestiture of the Gas Technologies Segment.

Inventories valued on the LIFO basis at December 31, 2007 and 2006 were approximately $23.4 million and $46.1 million, respectively, less than the amounts of such inventories valued at current costs. The significant change from 2006 to 2007 relates principally to the sale of the Gas Technologies Segment.

As a result of reducing certain inventory quantities valued on the LIFO basis, net income increased from that which would have been recorded under the FIFO basis of valuation by less than $0.1 million in 2007, and $0.3 million and $1.4 million in 2006 and 2005, respectively.

4. Property, Plant and Equipment

Property, plant and equipment consists of the following:

(In thousands)	2007	2006
Land and improvements	**$ 47,250**	$ 41,255
Buildings and improvements	**175,744**	192,575
Machinery and equipment	**2,997,425**	2,699,131
Uncompleted construction	**75,167**	52,640
Gross property, plant and equipment	**3,295,586**	2,985,601
Less accumulated depreciation	**(1,760,372)**	(1,663,134)
Net property, plant and equipment	**$1,535,214**	$1,322,467

The increase in net property, plant and equipment from 2006 to 2007 related principally to investments in the Access Services and Mill Services Segments.

The estimated useful lives of different types of assets are generally:

Land improvements	5 to 20 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 20 years
Leasehold improvements	Estimated useful life of the improvement or, if shorter, the life of the lease

5. Goodwill and Other Intangible Assets

In connection with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") goodwill and intangible assets with indefinite useful lives are no longer amortized. Goodwill is tested for impairment at the reporting unit level on an annual basis, and between annual tests, whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. This impairment testing is a two-step process as outlined in SFAS 142. Step one is a comparison of each reporting unit's fair value to its book value. The Company has determined that the reporting units for goodwill impairment testing purposes are the Company's operating segments. If the fair value of the reporting unit exceeds the book value, step two of the test is not required. Step two requires the allocation of fair values to assets and liabilities as if the reporting unit had just been purchased resulting in the implied fair value of goodwill. If the carrying value of the goodwill exceeds the implied fair value, a write down to the implied fair value would be required.

The Company uses a discounted cash flow model to estimate the fair value of a reporting unit in performing step one of the testing. This model requires the use of long-term planning estimates and assumptions regarding industry-specific economic conditions that are outside the control of the Company. The Company performed required annual testing for goodwill impairment as of October 1, 2007 and 2006 and all reporting units of the Company passed the step one testing thereby indicating that no goodwill impairment exists. However, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following table reflects the changes in carrying amounts of goodwill by segment for the years ended December 31, 2006 and 2007:

Goodwill by Segment

(In thousands)	Access Services Segment	Mill Services Segment	All Other Category - Minerals & Rail Services and Products	Gas Technologies Segment	Consolidated Totals
Balance as of December 31, 2005, net of accumulated amortization	$ 217,580	$ 297,219	$ 8,137	$ 36,693	$ 559,629
Goodwill acquired during year	4,704	341	-	222	5,267
Changes to Goodwill (a)	(3,251)	3,709	-	-	458
Other (b)	(3,286)	-	-	-	(3,286)
Foreign currency translation	26,190	24,223	-	(1)	50,412
Balance as of December 31, 2006, net of accumulated amortization	$ 241,937	$ 325,492	$ 8,137	$ 36,914	$ 612,480
Goodwill acquired during year (c)	-	13,621	103,935	-	117,556
Changes to Goodwill (a)	1,686	(1,301)	-	-	385
Goodwill disposed during year (d)	-	-	-	(36,930)	(36,930)
Foreign currency translation	11,233	10,499	4,830	16	26,578
Balance as of December 31, 2007, net of accumulated amortization	**$ 254,856**	**$ 348,311**	**$ 116,902**	**$ -**	**$ 720,069**

(a) Relate principally to opening balance sheet adjustments.
(b) Reduction of valuation allowance related to realization of a tax loss carryback.
(c) Relates principally to the Excell Minerals acquisition in the All Other Category - Minerals and Rail Services and Products.
(d) Relates to the sale of the Company's Gas Technologies Segment.

Goodwill is net of accumulated amortization of $103.7 million and $109.3 million at December 31, 2007 and 2006, respectively. The reduction in accumulated amortization from December 31, 2006 is due to the sale of the Gas Technologies Segment, partially offset by foreign currency translation.

Intangible assets totaled $189.0 million, net of accumulated amortization of $45.2 million at December 31, 2007 and $88.2 million, net of accumulated amortization of $19.4 million at December 31, 2006. The following table reflects these intangible assets by major category:

Intangible Assets

(In thousands)	December 31, 2007 Gross Carrying Amount	December 31, 2007 Accumulated Amortization	December 31, 2006 Gross Carrying Amount	December 31, 2006 Accumulated Amortization
Customer relationships	**$157,717**	**$25,137**	$ 87,426	$ 7,084
Non-compete agreements	**3,382**	**2,952**	5,648	4,708
Patents	**6,805**	**4,241**	4,700	3,940
Other	**66,266**	**12,821**	9,800	3,678
Total	**$234,170**	**$45,151**	$107,574	$19,410

The increase in intangible assets for 2007 was due principally to the acquisitions discussed in Note 2, "Acquisitions and Dispositions," and foreign currency translation. As part of these transactions, the Company acquired the following intangible assets (by major class) which are subject to amortization:

Acquired Intangible Assets

(In thousands)	Gross Carrying Amount	Residual Value	Weighted-average amortization period
Customer relationships	$66,753	None	6 years
Patents	2,010	None	10 years
Other (a)	52,906	None	9 years
Total	$121,669		

(a) Principally unpatented technology and contractual revenue.

There were no research and development assets acquired and written off in 2007, 2006 or 2005.

Amortization expense for intangible assets was $27.4 million, $6.7 million and $2.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The following table shows the estimated amortization expense for the next five fiscal years based on current intangible assets.

(In thousands)	2008	2009	2010	2011	2012
Estimated amortization expense (a)	$27,835	$26,658	$26,288	$24,912	$12,274

(a) These estimated amortization expense amounts do not reflect the potential effect of future foreign currency exchange rate fluctuations.

6. Debt and Credit Agreements

The Company has various credit facilities and commercial paper programs available for use throughout the world. The following table illustrates the amounts outstanding on credit facilities and commercial paper programs and available credit at December 31, 2007. These credit facilities and programs are described in more detail below the table.

Summary of Credit Facilities and Commercial Paper Programs

(In thousands)	Facility Limit	As of December 31, 2007 Outstanding Balance	Available Credit
U.S. commercial paper program	$ 550,000	$ 333,402	$ 216,598
Euro commercial paper program	291,960	132,812	159,148
Multi-year revolving credit facility (a)	450,000	-	450,000
364-day revolving credit facility (a)	450,000	-	450,000
Totals at December 31, 2007	**$1,741,960**	**$ 466,214**	**$1,275,746 (b)**

(a) U.S.-based program.
(b) Although the Company has significant available credit, practically, the Company limits aggregate commercial paper and credit facility borrowings at any one time to a maximum of $900 million (the aggregate amount of the back-up facilities).

The Company has a U.S. commercial paper borrowing program under which it can issue up to $550 million of short-term notes in the U.S. commercial paper market. In addition, the Company has a 200 million euro commercial paper program, equivalent to approximately $292 million at December 31, 2007, which is used to fund the Company's international operations. Commercial paper interest rates, which are based on market conditions, have been lower than comparable rates available under the credit facilities. At December 31, 2007 and 2006, the Company had $333.4 million and $263.4 million of U.S. commercial paper outstanding, respectively, and $132.8 million and $207.2 million outstanding, respectively, under its European-based commercial paper program. Commercial paper is classified as long-term debt when the Company has the ability and intent to refinance it on a long-term basis through existing long-term credit facilities. At December 31, 2007 and 2006, the Company classified $8.0 million and $161.5 million of commercial paper as short-term debt, respectively. The remaining $458.2 million and $309.1 million in commercial paper at December 31, 2007 and 2006, respectively, was classified as long-term debt.

The Company has a multi-year revolving credit facility in the amount of $450 million, through a syndicate of 16 banks, which matures in November 2010. This facility serves as back-up to the Company's commercial paper programs. Interest rates on the facility are based upon either the announced JPMorgan Chase Bank Prime Rate, the Federal Funds Effective Rate plus a margin or LIBOR plus a margin. The Company pays a facility fee (.08% per annum as of December 31, 2007) that varies based upon its credit ratings. At December 31, 2007 and 2006, there were no borrowings outstanding on this credit facility.

During the fourth quarter of 2007, the Company entered into a new 364-day revolving credit facility in the amount of $450 million, through a syndicate of 13 banks, which matures in November 2008. Any borrowings outstanding at the termination of the facility may, at the Company's option, be repaid over the following 12 months. Interest rates on the facility are based upon either the announced JPMorgan Chase Bank Prime Rate, the Federal Funds Effective Rate plus a margin or LIBOR plus a margin. The Company pays a facility fee (.07% per annum as of December 31, 2007) that varies based upon its credit ratings. As of December 31, 2007, there were no borrowings outstanding on this credit facility.

The Company's bilateral credit facility (which expired in December 2007) was renewed in February 2008. The facility, in the amount of $50 million, serves as back-up to the Company's commercial paper programs and also provides available financing for the Company's European operations. Borrowings under this facility, which expires in December 2008, are available in most major currencies with active markets at interest rates based upon LIBOR plus a margin. Borrowings outstanding at expiration may be repaid over the succeeding 12 months. As of December 31, 2007 and 2006, there were no borrowings outstanding on this facility.

Short-term borrowings amounted to $60.3 million and $185.1 million (of which $8.0 million and $161.5 million was commercial paper) at December 31, 2007 and 2006, respectively. Other than the commercial paper borrowings, short-term debt was principally bank overdrafts. The weighted-average interest rate for short-term borrowings at December 31, 2007 and 2006 was 6.0% and 4.8%, respectively.

Long-term debt consists of the following:

(In thousands)	Long-term Debt 2007	2006
7.25% British pound sterling-denominated notes due October 27, 2010	**$ 395,197**	$ 388,763
5.125% notes due September 15, 2013	**149,110**	148,978
Commercial paper borrowings, with a weighted average interest rate of 5.2% and 4.7% as of December 31, 2007 and 2006, respectively	**458,180**	309,109
Faber Prest loan notes due October 31, 2008 with interest based on sterling LIBOR minus .75% (5.1% and 4.5% at December 31, 2007 and 2006, respectively)	**3,120**	5,494
Industrial development bonds, with a weighted average interest rate of 4.1% as of December 31, 2006	**-**	6,500
Other financing payable in varying amounts to 2012 with a weighted average interest rate of 7.0% and 5.9% as of December 31, 2007 and 2006, respectively	**14,864**	19,103
	1,020,471	877,947
Less: current maturities	**(8,384)**	(13,130)
	$1,012,087	$ 864,817

The Company's credit facilities and certain notes payable agreements contain covenants requiring a minimum net worth of $475 million and a maximum debt to capital ratio of 60%. Additionally, the Company's 7.25% British pound sterling-denominated notes due October 27, 2010 include a covenant that permits the note holders to redeem their notes, at par, in the event of a change of control of the Company or a disposition of a significant portion of the Company's assets. At December 31, 2007, the Company was in compliance with these covenants.

The maturities of long-term debt for the four years following December 31, 2008 are as follows:

(In thousands)	
2009	$ 12,225
2010	848,063
2011	2,056
2012	633

Cash payments for interest on all debt from continuing operations were $80.3 million, $59.7 million and $42.2 million in 2007, 2006 and 2005, respectively.

7. Leases

The Company leases certain property and equipment under noncancelable operating leases. Rental expense (for continuing operations) under such operating leases was $70.4 million, $69.6 million and $49.9 million in 2007, 2006 and 2005, respectively.

Future minimum payments under operating leases with noncancelable terms are as follows:

(In thousands)	
2008	$ 51,308
2009	45,403
2010	25,788
2011	17,506
2012	12,276
After 2012	28,619

Total minimum rentals to be received in the future under non-cancelable subleases as of December 31, 2007 are $14.5 million.

8. Employee Benefit Plans

Pension Benefits

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). The Company adopted the recognition provisions of SFAS 158 effective December 31, 2006.

The Company has pension and profit sharing retirement plans covering a substantial number of its employees. The defined benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The multi-employer plans in which the Company participates provide benefits to certain unionized employees. The Company's funding policy for qualified plans is consistent with statutory regulations and customarily equals the amount deducted for income tax purposes. The Company also makes periodic voluntary contributions as recommended by its pension committee. The Company's policy is to amortize prior service costs of defined benefit pension plans over the average future service period of active plan participants. The Company uses an October 31 measurement date for its United States defined benefit pension plans and recently acquired international plans. A September 30 measurement date is used for other international defined benefit pension plans.

For a majority of the U.S. defined benefit pension plans and certain international defined benefit pension plans, accrued service is no longer granted for periods after December 31, 2003. In place of these plans, the Company has established, effective January 1, 2004, defined contribution pension plans providing for the Company to contribute a specified matching amount for participating employees' contributions to the plan. Domestically, this match is made on employee contributions up to four percent of their eligible compensation. Additionally, the Company may provide a discretionary contribution of up to two percent of compensation for eligible employees. The two percent discretionary contribution was recorded for the last three years, 2007, 2006 and 2005, and paid in February of the subsequent year. Internationally, this match is up to six percent of eligible compensation with an additional two percent going towards insurance and administrative costs. The Company believes the defined contribution plans will provide a more predictable and less volatile pension expense than exists under the defined benefit plans.

(In thousands)	U.S. Plans			International Plans		
	2007	2006	2005	**2007**	2006	2005
Pension Expense (Income)						
Defined benefit plans:						
Service cost	**$ 3,033**	$ 3,685	$ 3,380	**$ 9,031**	$ 9,168	$ 8,195
Interest cost	**15,511**	14,919	13,914	**50,118**	43,506	40,475
Expected return on plan assets	**(22,943)**	(19,942)	(19,112)	**(61,574)**	(52,081)	(44,796)
Recognized prior service costs	**686**	742	767	**938**	1,446	1,208
Recognized losses	**1,314**	2,949	3,617	**15,254**	12,882	12,247
Amortization of transition (asset) liability	**-**	(361)	(1,455)	**36**	36	117
Settlement/Curtailment loss (gain)	**2,091**	78	(3)	**-**	(51)	50
Defined benefit plans pension (income) expense	**(308)**	2,070	1,108	**13,803**	14,906	17,496
Less Discontinued Operations included in above	**2,748**	1,848	1,987	**477**	447	317
Defined benefit plans pension (income) expense – continuing operations	**(3,056)**	222	(879)	**13,326**	14,459	17,179
Multi-employer plans (a)	**13,552**	10,560	8,156	**10,361**	8,662	5,579
Defined contribution plans (a)	**8,999**	7,544	6,107	**7,589**	6,518	5,880
Pension expense – continuing operations	**$ 19,495**	$ 18,326	$ 13,384	**$ 31,276**	$ 29,639	$ 28,638

(a) 2007, 2006 and 2005 exclude discontinued operations.

The change in the financial status of the pension plans and amounts recognized in the Consolidated Balance Sheets at December 31, 2007 and 2006 are as follows:

Defined Benefit Pension Benefits (In thousands)	U. S. Plans 2007	U. S. Plans 2006	International Plans 2007	International Plans 2006
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 266,441**	$ 255,629	**$ 981,618**	$ 798,334
Service cost	**3,033**	3,686	**9,031**	9,102
Interest cost	**15,511**	14,919	**50,118**	43,424
Plan participants' contributions	**-**	-	**2,354**	2,393
Amendments	**349**	1,159	**-**	(2,932)
Actuarial loss (gain)	**(1,857)**	3,717	**(39,523)**	57,593
Settlements/curtailments	**(1,315)**	-	**-**	(994)
Benefits paid	**(13,452)**	(12,669)	**(40,156)**	(37,639)
Obligations of added plans	**-**	-	**-**	4,204
Effect of foreign currency	**-**	-	**24,452**	108,133
Benefit obligation at end of year	**$ 268,710**	$ 266,441	**$ 987,894**	$ 981,618
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 271,899**	$ 246,680	**$ 829,927**	$ 670,149
Actual return on plan assets	**49,731**	35,685	**58,477**	72,112
Employer contributions	**3,015**	2,203	**39,016**	34,992
Plan participants' contributions	**-**	-	**2,354**	2,393
Benefits paid	**(13,452)**	(12,669)	**(38,987)**	(36,725)
Plan assets of added plans	**-**	-	**-**	3,012
Effect of foreign currency	**-**	-	**15,062**	83,994
Fair value of plan assets at end of year	**$ 311,193**	$ 271,899	**$ 905,849**	$ 829,927
Funded status at end of year	**$ 42,483**	$ 5,458	**$ (82,045)**	$(151,691)

Defined Benefit Pension Benefits (In thousands)	U. S. Plans 2007	U. S. Plans 2006	International Plans 2007	International Plans 2006
Amounts recognized in the Consolidated Balance Sheets consist of the following:				
Noncurrent assets	**$ 70,154**	$ 36,966	**$ 9,604**	$ 5,840
Current liabilities	**(1,172)**	(1,135)	**(1,446)**	(1,090)
Noncurrent liabilities	**(26,499)**	(30,373)	**(90,203)**	(156,441)
Accumulated other comprehensive loss before tax	**9,947**	43,650	**246,526**	295,102

Amounts recognized in accumulated other comprehensive loss consist of the following:

(In thousands)	U. S. Plans 2007	U. S. Plans 2006	International Plans 2007	International Plans 2006
Net actuarial loss	**$ 8,346**	$ 39,620	**$ 240,193**	$ 288,216
Prior service cost	**1,601**	4,030	**6,026**	6,512
Transition obligation	**-**	-	**307**	374
Total	**$ 9,947**	$ 43,650	**$ 246,526**	$ 295,102

The estimated amounts that will be amortized from accumulated other comprehensive loss into defined benefit pension expense in 2008 are as follows:

(In thousands)	U. S. Plans	International Plans
Net actuarial loss	$1,167	$11,854
Prior service cost	333	1,014
Transition obligation	-	31
Total	$1,500	$12,899

Excluded from the above table is the expected settlement gain to be recognized on the final transfer of pension assets and liabilities to an authorized trust established by Wind Point Partners as a result of the Company's sale of the Gas Technologies Segment. The timing of this settlement is dependant on the establishment of the authorized trust, but is expected to occur in the first half of 2008. Upon legal transfer of the assets and liabilities, the Company expects to recognize approximately $0.5 million in settlement gains.

The Company's best estimate of expected contributions to be paid in year 2008 for the U.S. defined benefit plans is $1.2 million and for the international defined benefit plans is $23.3 million.

Contributions to multi-employer pension plans were $24.2 million, $18.3 million and $13.6 million in years 2007, 2006 and 2005, respectively. For defined contribution plans, payments were $16.6 million, $13.7 million and $12.9 million for years 2007, 2006 and 2005, respectively.

Future Benefit Payments

The expected benefit payments for defined benefit plans over the next ten years are as follows:

(In millions)	U.S. Plans	International Plans
2008	$ 12.6	$ 37.8
2009	14.3	40.1
2010	14.7	41.0
2011	15.8	42.4
2012	16.2	43.8
2013 - 2017	94.2	248.1

Net Periodic Pension Expense Assumptions

The weighted-average actuarial assumptions used to determine the net periodic pension expense for the years ended December 31 were as follows:

	Global Weighted Average December 31		
	2007	**2006**	**2005**
Discount rates	**5.3%**	5.3%	5.7%
Expected long-term rates of return on plan assets	**7.6%**	7.6%	7.8%
Rates of compensation increase	**3.3%**	3.4%	3.4%

	U. S. Plans December 31			International Plans December 31		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Discount rates	**5.87%**	5.87%	5.75%	**5.1%**	5.2%	5.7%
Expected long-term rates of return on plan assets	**8.25%**	8.25%	8.75%	**7.3%**	7.4%	7.5%
Rates of compensation increase	**4.5%**	4.36%	4.0%	**3.2%**	3.2%	3.3%

The expected long-term rates of return on plan assets for the 2008 pension expense are 8.25% for the U.S. plans and 7.3% for the international plans.

Defined Benefit Pension Obligation Assumptions

The weighted-average actuarial assumptions used to determine the defined benefit pension plan obligations at December 31 were as follows:

	Global Weighted Average December 31		
	2007	**2006**	**2005**
Discount rates	**5.9%**	5.3%	5.3%
Rates of compensation increase	**3.6%**	3.3%	3.4%

	U. S. Plans December 31			International Plans December 31		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Discount rates	**6.17%**	5.87%	5.87%	**5.8%**	5.1%	5.2%
Rates of compensation increase	**4.8%**	4.5%	4.36%	**3.5%**	3.2%	3.2%

The U.S. discount rate was determined using a yield curve that was produced from a universe containing over 500 U.S.-issued, AA-graded corporate bonds, all of which were noncallable (or callable with make-whole provisions), and excluding the 10% of the bonds with the highest yields and the 10% with the lowest yields. The discount rate was then developed as the level-equivalent rate that would produce the same present value as that using spot rates to discount the projected benefit payments. For international plans, the discount rate is aligned to Corporate bond yields in the local markets, normally AA-rated Corporations. The process and selection seeks to approximate the cash outflows with the timing and amounts of the expected benefit payments. As of the measurement dates, these international rates have increased by 70 basis points from the prior year.

Accumulated Benefit Obligations

The accumulated benefit obligation for all defined benefit pension plans at December 31 was as follows:

(In millions)	U. S. Plans	International Plans
2007	**$257.0**	**$899.4**
2006	252.1	880.2

Plans with Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31 were as follows:

	U. S. Plans		International Plans	
(In millions)	2007	2006	2007	2006
Projected benefit obligation	**$38.1**	$70.3	**$88.5**	$945.6
Accumulated benefit obligation	**34.8**	66.1	**83.1**	850.3
Fair value of plan assets	**10.5**	39.0	**51.7**	787.3

The asset allocations attributable to the Company's U.S. defined benefit pension plans at October 31, 2007 and 2006 and the target allocation of plan assets for 2008, by asset category, are as follows:

U.S. Plans	Target 2008	Percentage of Plan Assets at October 31	
Asset Category	Allocation	2007	2006
Domestic Equity Securities	45% - 55%	**54.1%**	54.2%
Fixed Income Securities	27% - 37%	**25.5%**	27.5%
International Equity Securities	4.5% - 14.5%	**13.0%**	12.3%
Cash & Cash Equivalents	0% - 5%	**0.9%**	1.6%
Other	4% - 12%	**6.5%**	4.4%

Plan assets are allocated among various categories of equities, fixed income, cash and cash equivalents with professional investment managers whose performance is actively monitored. The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts an asset/liability modeling study to ensure the investment strategy is aligned with the profile of benefit obligations.

The Company reviews the long-term expected return-on-asset assumption on a periodic basis taking into account a variety of factors including the historical investment returns achieved over a long-term period, the targeted allocation of plan assets and future expectations based on a model of asset returns for an actively managed portfolio, inflation and administrative/other expenses. The model simulates 500 different capital market results over 15 years. For 2008, the expected return-on-asset assumption for U.S. plans is 8.25%, consistent with the expected return-on-asset assumption for 2007.

The U.S. defined benefit pension plans assets include 765,280 shares of the Company's stock valued at $46.4 million and $31.3 million on October 31, 2007 and 2006, representing 14.4% and 11.5%, respectively, of total plan assets. As part of a rebalancing of the pension fund to further diversify the plan assets, approximately 316,000 shares of the pension fund's holdings in the Company's stock were sold in the fourth quarter of 2007. As of December 31, 2007, the Company's stock represented 9.2% of total plan assets. Dividends paid to the pension plans on the Company stock amounted to $0.5 million in 2007 and $0.5 million in 2006.

The asset allocations attributable to the Company's international defined benefit pension plans at September 30, 2007 and 2006 and the target allocation of plan assets for 2008, by asset category, are as follows:

International Plans	Target 2008	Percentage of Plan Assets at September 30	
Asset Category	Allocation	2007	2006
Equity Securities	50.0%	**54.3%**	54.1%
Fixed Income Securities	40.0%	**40.3%**	39.9%
Cash & Cash Equivalents	5.0%	**0.7%**	2.6%
Other	5.0%	**4.7%**	3.4%

Plan assets as of September 30, 2007, in the U.K. defined benefit pension plan amounted to 86.9% of the international pension assets. These assets were divided into portfolios representing various categories of equities, fixed income, cash and cash equivalents managed by a number of professional investment managers.

The primary investment objective is long-term growth of assets in order to meet present and future benefit obligations. The Company periodically conducts asset/liability modeling studies to ensure the investment strategies are aligned with the profile of benefit obligations. For the international long-term rate-of-return assumption, the Company considered the current level of expected returns in risk-free investments (primarily government bonds), the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectations for future returns of each asset class and plan expenses. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate-of-return on assets. The Company's expected rate-of-return assumption for the U.K. plan was 7.5% for both 2008 and 2007. The remaining international pension plans with assets representing 13.1% of the international pension assets are under the guidance of professional investment managers and have similar investment objectives.

The impact of adopting SFAS 158 has been reflected in the consolidated financial statements as of December 31, 2007 and 2006 and the incremental effect of applying SFAS 158 to pension benefits is disclosed below.

Balance sheet effect of SFAS 158 Adoption
Incremental Effect on Consolidated Balance Sheet of Adopting SFAS 158 for Pension Plans
December 31, 2006
(In thousands)

	Balance Sheet Before Adopting SFAS 158 (a)	Adjustments to Adopt SFAS 158	Balance Sheet After Adopting SFAS 158 (a)
Assets:			
Other assets	$164,571	$ (92,881)	$ 71,690
Liabilities:			
Other current liabilities	$210,061	$1,716	$ 211,777
Retirement plan liabilities	186,014	3,443	189,457
Deferred income tax liabilities	113,425	(9,833)	103,592
Stockholders' Equity:			
Accumulated other comprehensive loss	$ (81,127)	$ (88,207)	$ (169,334)

(a) Balances represent major captions as presented on the Consolidated Balance Sheet.

During 2008, the Company will eliminate the early measurement dates for its defined benefit pension plans. In accordance with SFAS 158, the incremental effect of this transition will result in an adjustment to beginning retained earnings. The Company currently estimates that this change will result in a net increase of approximately $0.7 million to beginning Stockholders' Equity as of January 1, 2008.

Postretirement Benefits
The Company has postretirement health care benefits for a limited number of employees mainly under plans related to acquired companies and postretirement life insurance benefits for certain hourly employees. The costs of health care and life insurance benefits are accrued for current and future retirees and are recognized as determined under the projected unit credit actuarial method. Under this method, the Company's obligation for postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits. The Company's postretirement health care and life insurance plans are unfunded. The Company uses an October 31 measurement date for its postretirement benefit plans.

(In thousands)	2007	2006	2005
Postretirement Benefits Expense (Income)			
Service cost	$ 5	$ 5	$ 7
Interest cost	182	186	200
Recognized prior service costs	3	3	7
Recognized gains	(126)	(38)	(37)
Curtailment gains	(82)	(20)	(318)
Postretirement benefit expense (income)	$ (18)	$ 136	$ (141)

The changes in the postretirement benefit liability recorded in the Consolidated Balance Sheets are as follows:

Postretirement Benefits (In thousands)	2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,193	$ 3,321
Service cost	5	5
Interest cost	182	186
Actuarial (gain)/loss	52	(23)
Plan participants' contributions	-	13
Benefits paid	(240)	(289)
Acquisitions	85	-
Curtailment	(39)	(20)
Settlement	(36)	-
Benefit obligation at end of year	$ 3,202	$ 3,193
Amounts recognized in the statement of financial position consist of the following:		
Current liability	$ (300)	$ (332)
Noncurrent liability	(2,902)	(2,861)
Net amount recognized	$ (3,202)	$(3,193)

Postretirement Benefits (In thousands)	2007	2006
Amounts recognized in accumulated other comprehensive income consist of the following:		
Net actuarial gain	$ (62)	$ (241)
Prior service cost	18	14
Net amount recognized (before tax adjustment)	$ (44)	$ (227)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost are as follows:	2008
Actuarial gain	$ (28)
Prior service cost	2
Total	$ (26)

The actuarial assumptions used to determine the postretirement benefit obligation are as follows:

(Dollars in thousands)	2007	2006	2005
Assumed discount rate	**6.17%**	5.87%	5.87%
Health care cost trend rate	**9.00%**	9.00%	10.00%
Decreasing to ultimate rate	**5.00%**	5.00%	5.00%
Effect of one percent increase in health care cost trend rate:			
On total service and interest cost components	**$ 8**	$ 10	$ 10
On postretirement benefit obligation	**$ 164**	$ 144	$ 166
Effect of one percent decrease in health care cost trend rate:			
On total service and interest cost components	**$ (8)**	$ (9)	$ (9)
On postretirement benefit obligation	**$ (148)**	$ (130)	$ (149)

It is anticipated that the health care cost trend rate will decrease from 9% in 2008 to 5.0% in the year 2016.

The assumed discount rates to determine the postretirement benefit expense for the years 2007, 2006 and 2005 were 5.87%, 5.87% and 5.75%, respectively.

The Company's expected benefit payments over the next ten years are as follows:

(In thousands)	Benefits Payments Before Subsidy	Expected Subsidy Under Medicare Modernization Act
2008	$ 300	$ 29
2009	303	30
2010	304	30
2011	303	31
2012	300	31
2013 - 2017	1,390	143

Savings Plan

Prior to January 1, 2004, the Company had a 401(k) Savings Plan ("the Savings Plan") which covered substantially all U.S. employees with the exception of employees represented by a collective bargaining agreement, unless the agreement expressly provides otherwise. Effective January 1, 2004, certain U.S. employees previously covered by the Savings Plan were transferred into the Harsco Retirement Savings and Investment Plan ("HRSIP") which is a defined contribution pension plan. The transferred employees were those whose credited years of service under the qualified Defined Benefit Pension Plan were frozen as of December 31, 2003. Employees whose credited service was not frozen as of December 31, 2003 remained in the Savings Plan. The expenses related to the HRSIP are included in the defined contribution pension plans disclosure in the Pension Benefits section of this footnote.

Employee contributions to the Savings Plan are generally determined as a percentage of covered employees' compensation. The continuing operations expense for contributions to the Savings Plan by the Company was $0.6 million for 2007, 2006 and 2005.

Employee directed investments in the Savings Plan and HRSIP include the following amounts of Company stock:

	Company Shares in Plans					
	December 31, 2007		December 31, 2006		December 31, 2005	
(Dollars in millions)	Number of Shares	Fair Market Value	Number of Shares (a)	Fair Market Value	Number of Shares (a)	Fair Market Value
Savings Plan	**1,435,289**	**$92.0**	1,714,298	$65.2	1,859,074	$62.8
HRSIP	**1,783,462**	**114.3**	1,818,474	69.2	1,842,516	62.2

(a) Adjusted to reflect the March 2007 stock split.

Executive Incentive Compensation Plan

The amended 1995 Executive Incentive Compensation Plan provides the basis for determination of annual incentive compensation awards under a performance-based Economic Value Added (EVA®) plan. Actual cash awards are usually paid in January or February of the following year. The Company accrues amounts reflecting the estimated value of incentive compensation anticipated to be earned for the year. Total executive incentive compensation expense for continuing operations was $12.1 million, $7.0 million and $5.7 million in 2007, 2006 and 2005, respectively. The expenses include performance-based restricted stock units ("RSUs") that were granted to certain officers and key employees of the Company. See Note 12, "Stock-Based Compensation," for additional information on the equity component of executive compensation.

9. Income Taxes

Income from continuing operations before income taxes and minority interest in the Consolidated Statements of Income consists of the following:

(In thousands)	2007	2006	2005
United States	**$ 110,926**	$ 69,620	$ 60,819
International	**271,513**	217,984	151,437
Total income before income taxes and minority interest	**$ 382,439**	$ 287,604	$ 212,256
Income tax expense/(benefit):			
Currently payable:			
Federal	**$ 37,917**	$ 33,525	$ 17,874
State	**8,670**	2,338	401
International	**68,688**	56,156	35,304
Total income taxes currently payable	**115,275**	92,019	53,579
Deferred federal and state	**(3,695)**	(1,328)	4,655
Deferred international	**6,018**	2,663	888
Total income tax expense	**$ 117,598**	$ 93,354	$ 59,122

Cash payments for income taxes were $125.4 million, $98.9 million and $52.2 million, for 2007, 2006 and 2005, respectively.

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of Income from continuing operations before income taxes and minority interest as reported in the Consolidated Statements of Income:

	2007	2006	2005
U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**1.0**	0.7	0.6
Export sales corporation benefit/domestic manufacturing deduction	**(0.3)**	(0.3)	(0.5)
Deductible 401(k) dividends	**(0.2)**	(0.3)	(0.4)
Difference in effective tax rates on international earnings and remittances	**(3.7)**	(2.5)	(5.6)
FIN 48 tax contingencies and settlements	**0.1**	(0.3)	(0.9)
Cumulative effect in change in statutory tax rates	**(0.7)**	-	-
Other, net	**(0.5)**	0.2	(0.3)
Effective income tax rate	**30.7%**	32.5%	27.9%

The difference in effective tax rates on international earnings and remittances from 2005 to 2006 includes a one-time benefit recorded in the fourth quarter of 2005 of $2.7 million associated with funds repatriated under the American Jobs Creation Act of 2004 ("AJCA"). Additionally, during the fourth quarter of 2005, consistent with the Company's strategic plan of investing for growth, the Company designated certain international earnings as permanently reinvested which resulted in a one-time income tax benefit of $3.6 million

The difference in effective tax rates on international earnings and remittances from 2006 to 2007 resulted from the Company increasing its designation of certain international earnings as permanently reinvested.

The tax effects of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities for the years ended December 31, 2007 and 2006 are as follows:

(In thousands)	2007		2006	
Deferred income taxes	**Asset**	**Liability**	**Asset**	**Liability**
Depreciation	**$ -**	**$ 142,102**	$ -	$ 146,301
Expense accruals	**32,074**	**-**	29,853	-
Inventories	**4,020**	**-**	5,646	-
Provision for receivables	**2,093**	**-**	3,060	-
Postretirement benefits	**1,157**	**-**	-	79
Deferred revenue	**-**	**3,430**	-	1,736
Operating loss carryforwards	**14,954**	**-**	18,421	-
Deferred foreign tax credits	**-**	**-**	7,681	-
Pensions	**24,631**	**18,754**	49,608	3,512
Currency adjustments and outside basis differences on foreign investments	**-**	**13,120**	-	3,258
Other	**-**	**12,961**	-	8,741
Subtotal	**78,929**	**190,367**	114,269	163,627
Valuation allowance	**(15,317)**	**-**	(13,892)	-
Total deferred income taxes	**$ 63,612**	**$ 190,367**	$ 100,377	$ 163,627

The deferred tax asset and liability balances are included in the following Consolidated Balance Sheets line items:

Deferred income taxes	**December 31**	
(In thousands)	**2007**	**2006**
Other current assets	**$37,834**	$33,226
Other assets	**15,535**	11,710
Other current liabilities	**5,701**	4,594
Deferred income taxes	**174,423**	103,592

At December 31, 2007, the tax effected amount of net operating loss carryforwards ("NOLs") totaled $14.9 million. Of that amount, $6.4 million is attributable to international operations and can be carried forward indefinitely. Tax effected U.S. federal NOLs are $0.6 million, expire in 2018, and relate to preacquisition NOLs. Tax effected U.S. state NOLs are $7.9 million. Of that amount, $0.4 million expire in 2008-2014, $0.5 million expire in 2015-2022, and $7.0 million expire in 2027.

The valuation allowance of $15.3 million and $13.9 million at December 31, 2007 and 2006, respectively, related principally to NOLs and foreign investment tax credits which are uncertain as to realizability. To the extent that the preacquisition NOLs are utilized in the future and the associated valuation allowance reduced, the tax benefit will be allocated to reduce goodwill.

The change in the valuation allowances for 2007 and 2006 results primarily from the utilization of NOLs, the release of valuation allowances in certain jurisdictions based on the Company's revaluation of the realizability of future benefits and the increase in valuation allowances in certain jurisdictions based on the Company's evaluation of the realizability of future benefits.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the United States. At December 31, 2007 and 2006, such earnings were approximately $697 million and $425 million, respectively. If these earnings were repatriated at December 31, 2007, the one time tax cost associated with the repatriation would be approximately $86 million. The Company has various tax holidays in Europe, the Middle East and Asia that expire between 2008 and 2010. During 2007, 2006 and 2005, these tax holidays resulted in approximately $2.8 million, $2.3 million and $1.7 million, respectively, in reduced income tax expense.

On October 22, 2004, the AJCA was signed into law. The AJCA included a deduction of 85% for certain international earnings that are repatriated, as defined in the AJCA, to the United States The Company completed its evaluation of the repatriation provisions of the AJCA and repatriated qualified earnings of approximately $24 million in the fourth quarter of 2005. This resulted in the Company receiving a one-time income tax benefit of approximately $2.7 million during the fourth quarter of 2005.

The Company adopted the provisions of FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), effective January 1, 2007. As a result of the adoption, the Company recognized a cumulative effect reduction to the January 1, 2007 retained earnings balance of $0.5 million. As of the adoption date, the Company had gross tax-affected unrecognized income tax benefits of $46.0 million, of which $17.8 million, if recognized, would affect the Company's effective income tax rate. Of this amount, $0.8 million was classified as current and $45.2 million was classified as non-current on the Company's balance sheet. While the Company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be different than the accrued position.

The company recognizes accrued interest and penalty expense related to unrecognized income tax benefits ("UTB") within its global operations in income tax expense. In conjunction with the adoption of FIN 48, the total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $4.4 million. During the year ended December 31, 2007, the company recognized approximately $6.5 million in interest and penalties. The company had approximately $10.9 million for the payment of interest and penalties accrued at December 31, 2007.

A reconciliation of the change in the UTB balance from January 1, 2007 to December 31, 2007 is as follows:

(In thousands)	Unrecoginzed Tax Benefits	Deferred Income Tax Benefits	Unrecognized Income Tax Benefits, Net of Deferred Income Tax Benefits
Balance at January 1, 2007	$ 45,965	$ (15,016)	$ 30,949
Additions for tax positions related to the current year (includes currency translation adjustment)	3,849	(172)	3,677
Additions for tax positions related to prior years (includes currency translation adjustment)	6,516	-	6,516
Reductions for tax positions related to acquired entities in prior years, offset to goodwill	(3,568)	-	(3,568)
Other reductions for tax positions related to prior years	(22,086)	12,681	(9,405)
Settlements	(500)	175	(325)
Balance at December 31, 2007	**30,176**	**(2,332)**	**27,844**
Less: tax attributable to timing items included above	-	-	-
Less: UTBs included above that relate to acquired entities that would impact goodwill if recognized	(4,682)	57	(4,625)
Total UTBs that, if recognized, would impact the effective income tax rate as of December 31, 2007	**$ 25,494**	**$ (2,275)**	**$ 23,219**

During the first quarter of 2007, the U.S. Internal Revenue Service commenced its audit of the Company's U.S. income tax returns for 2004 and 2005. It is reasonably possible that this audit will be completed by the second quarter of 2008 and the resolution will result in a payment between $2.0 million and $4.0 million.

The Company has settled its royalty dispute with the Canada Revenue Agency ("CRA") which resulted in a reduction to the UTB balance of approximately $7.2 million. This matter is more fully discussed in Note 10, "Commitments and Contingencies," to the consolidated financial statements.

The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. With few exceptions, the Company is no longer subject to the U.S. and foreign examinations by tax authorities for the years through 2000.

Upon the adoption of SFAS 141(R) on January 1, 2009, the resolution of all UTB's accounted for under FIN 48 from business combinations and changes in valuation allowances for acquired deferred tax assets will be recognized in income tax expense rather than as an additional cost of the acquisition or goodwill. Such adjustments will impact the effective tax rate.

10. Commitments and Contingencies

Royalty Expense Dispute

The Company was involved in a royalty expense dispute with the Canada Revenue Agency ("CRA"). The CRA disallowed certain expense deductions claimed by the Company's Canadian subsidiary on its 1994-1998 tax returns. The Company has completed settlement discussions with the CRA which resulted in a resolution and closure of the matter. The settlement resulted in a refund to the Company in the amount of approximately $5.9 million Canadian dollars, representing a refund of the payment made to the CRA in the fourth quarter of 2005, with the interest accrued on the 2005 settlement being utilized to satisfy the final assessment, which totaled $0.6 million Canadian dollars.

The Ontario Ministry of Finance ("Ontario") is also proposing to disallow royalty expense deductions for the period 1994-1998. As of December 31, 2007, the maximum assessment from Ontario is approximately $3.8 million Canadian dollars, including tax and interest. The Company has filed an administrative appeal of this assessment and will vigorously contest these disallowances. The Company anticipates that Ontario will approach the settlement and resolution of this matter in a manner consistent with the result obtained in the CRA dispute.

The Company believes that any amount of potential liability regarding the Ontario matter has been fully reserved as of December 31, 2007 and, therefore will not have a material adverse impact on the Company's future results of operations or financial condition. In accordance with Canadian tax law, the Company made a payment to the Ontario Ministry of Finance in the first quarter of 2006 for the entire disputed amounts. These payments were made for tax compliances purposes and to reduce potential interest expense on the disputed amount. These payments in no way reflect the Company's acknowledgement as to the validity of the assessed amounts.

Environmental

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheets at December 31, 2007 and 2006 include accruals of $3.9 million and $3.8 million, respectively, for environmental matters. The amounts charged against pre-tax income related to environmental matters totaled $2.8 million, $2.0 million and $1.4 million in 2007, 2006 and 2005, respectively.

The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. The Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position, results of operations or cash flows.

Derailment

One of the Company's production rail grinders derailed near Baxter, California on November 9, 2006, resulting in two crew member fatalities and the near total loss of the rail grinder. Government and private investigations into the cause of the derailment are on-going. Most of the clean-up and salvage efforts were completed during 2007, and the site is in a closure monitoring phase. Estimated environmental remediation expenses have been recognized as of December 31, 2007. All remaining Company rail grinders have been inspected by the Federal Railroad Administration ("FRA") and each grinder is fully operational and in compliance with legal requirements. The Company also regularly inspects its grinders to ensure they are safe and in compliance with contractual commitments. The Company believes that the insurance proceeds already received from the loss of the rail grinder will offset the majority of incurred expenses, which have been recognized as of December 31, 2007, and any contingent liabilities. Therefore, the Company does not believe that the derailment will have a material adverse effect on its financial position, results of operations or cash flows.

Other

The Company has been named as one of many defendants (approximately 90 or more in most cases) in legal actions alleging personal injury from exposure to airborne asbestos over the past several decades. In their suits, the plaintiffs have named as defendants, among others, many manufacturers, distributors and installers of numerous types of equipment or products that allegedly contained asbestos.

The Company believes that the claims against it are without merit. The Company has never been a producer, manufacturer or processor of asbestos fibers. Any component within a Company product which may have contained asbestos would have been purchased from a supplier. Based on scientific and medical evidence, the Company believes that any asbestos exposure arising from normal use of any Company product never presented any harmful levels of airborne asbestos exposure, and moreover, the type of asbestos contained in any component that was used in those products was protectively encapsulated in other materials and is not associated with the types of injuries alleged in the pending suits. Finally, in most of the depositions taken of plaintiffs to date in the litigation against the Company, plaintiffs have failed to specifically identify any Company products as the source of their asbestos exposure.

The majority of the asbestos complaints pending against the Company have been filed in New York. Almost all of the New York complaints contain a standard claim for damages of $20 million or $25 million against the approximately 90 defendants, regardless of the individual plaintiff's alleged medical condition, and without specifically identifying any Company product as the source of plaintiff's asbestos exposure.

As of December 31, 2007, there are 26,383 pending asbestos personal injury claims filed against the Company. Of these cases, 25,927 were pending in the New York Supreme Court for New York County in New York State. The other claims, totaling 456, are filed in various counties in a number of state courts, and in certain Federal District Courts (including New York), and those complaints generally assert lesser amounts of damages than the New York State court cases or do not state any amount claimed.

As of December 31, 2007, the Company has obtained dismissal by stipulation, or summary judgment prior to trial, in 17,385 cases.

In view of the persistence of asbestos litigation nationwide, which has not yet been sufficiently addressed either politically or legally, the Company expects to continue to receive additional claims. However, there have been developments during the past several years, both by certain state legislatures and by certain state courts, which could favorably affect the Company's ability to defend these asbestos claims in those jurisdictions. These developments include procedural changes, docketing changes, proof of damage requirements and other changes that require plaintiffs to follow specific procedures in bringing their claims and to show proof of damages before they can proceed with their claim. An example is the action taken by the New York Supreme Court (a trial court), which is responsible for managing all asbestos cases pending within New York County in the State of New York. This Court issued an order in December 2002 that created a Deferred or Inactive Docket for all pending and future asbestos claims filed by plaintiffs who cannot demonstrate that they have a malignant condition or discernable physical impairment, and an Active or In Extremis Docket for plaintiffs who are able to show such medical condition. As a result of this order, the majority of the asbestos cases filed against the Company in New York County have been moved to the Inactive Docket until such time as the plaintiff can show that they have incurred a physical impairment. As of December 31, 2007, the Company has been listed as a defendant in 368 Active or In Extremis asbestos cases in New York County. The Court's Order has been challenged by plaintiffs.

The Company's insurance carrier has paid all legal and settlement costs and expenses to date. The Company has liability insurance coverage under various primary and excess policies that the Company believes will be available, if necessary, to substantially cover any liability that might ultimately be incurred on these claims.

The Company intends to continue its practice of vigorously defending these cases as they are listed for trial. It is not possible to predict the ultimate outcome of asbestos-related lawsuits, claims and proceedings due to the unpredictable nature of personal injury litigation. Despite this uncertainty, and although results of operations and cash flows for a given period could be adversely affected by asbestos-related lawsuits, claims and proceedings, management believes that the ultimate outcome of these cases will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is subject to various other claims and legal proceedings covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Insurance liabilities are recorded in accordance with SFAS 5, "Accounting for Contingencies." Insurance reserves have been estimated based primarily upon actuarial calculations and reflect the undiscounted estimated liabilities for ultimate losses including claims incurred but not reported. Inherent in these estimates are assumptions which are based on the Company's history of claims and losses, a detailed analysis of existing claims with respect to potential value, and current legal and legislative trends. If actual claims differ from those projected by management, changes (either increases or decreases) to insurance reserves may be required and would be recorded through income in the period the change was determined. When a recognized liability is covered by third-party insurance, the Company records an insurance claim receivable to reflect the covered liability. See Note 1, "Summary of Significant Accounting Policies," for additional information on Accrued Insurance and Loss Reserves.

11. Capital Stock

The authorized capital stock of the Company consists of 150,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors (the "Board"). None of the preferred stock has been issued. On September 25, 2007, the Board approved a revised Preferred Stock Purchase Rights Agreement (the "Agreement"). Under the Agreement, the Board authorized and declared a dividend distribution to stockholders of record on October 9, 2007, of one right for each share of common stock outstanding on the record date. The rights may only be exercised if, among other things and with certain exceptions, a person or group has acquired 15% or more of the Company's common stock without the prior approval of the Board. Each right entitles the holder to purchase 1/100th share of Harsco Series A Junior Participating Cumulative Preferred Stock at an exercise price of $230. Once the rights become exercisable, the holder of a right will be entitled, upon payment of the exercise price, to purchase a number of shares of common stock calculated to have a value of two times the exercise price of the right. The rights, which expire on October 9, 2017, do not have voting power, and may be redeemed by the Company at a price of $0.001 per right at any time until the 10th business day following public announcement that a person or group has accumulated 15% or more of the Company's common stock. The Agreement also includes an exchange feature. At December 31, 2007, 844,599 shares of $1.25 par value preferred stock were reserved for issuance upon exercise of the rights.

On January 23, 2007, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock. One additional share of common stock was issued on March 26, 2007, for each share that was issued and outstanding at the close of business on February 28, 2007. The Company's treasury stock was not included in the stock split.

The Board of Directors has authorized the repurchase of shares of common stock as follows:

	No. of Shares Authorized to be Purchased January 1 (a)	No. of Shares Purchased (a)	Additional Shares Authorized for Purchase	Remaining No. of Shares Authorized for Purchase December 31 (a)
2005	2,000,000	(266) (b)	-	2,000,000
2006	2,000,000	-	-	2,000,000
2007	**2,000,000**	**-**	**-**	**2,000,000**

(a) Authorization and number of shares purchased adjusted to reflect the two-for-one stock split effective at the end of business on March 26, 2007.
(b) The 266 shares purchased were not part of the share repurchase program. They were shares which a retired employee sold to the Company in order to pay personal federal and state income taxes on shares issued to the employee upon retirement.

In November 2007, the Board of Directors extended the share purchase authorization through January 31, 2009 for the 2,000,000 shares still remaining from the prior authorization.

In 2007, 2006 and 2005, additional issuances of treasury shares of 90 shares, 1,766 shares and 5,306 shares, respectively, were made for SGB stock option exercises, employee service awards and shares related to vested restricted stock units.

The following table summarizes the Company's common stock:

	Shares Issued	Common Stock (a) Treasury Shares	Outstanding Shares
Outstanding, January 1, 2005	109,342,280	26,479,782	82,862,498
Stock Options Exercised	697,594	(4,086)	701,680
Other	1,220	(1,220)	2,440
Purchases	(133)	133	(266)
Outstanding, December 31, 2005	110,040,961	26,474,609	83,566,352
Stock Options Exercised	468,157	(681)	468,838
Other	1,085	(1,085)	2,170
Outstanding, December 31, 2006	**110,510,203**	**26,472,843**	**84,037,360**
Stock Options Exercised	**422,416**	**-**	**422,416**
Other	**-**	**(90)**	**90**
Outstanding, December 31, 2007	**110,932,619**	**26,472,753**	**84,459,866**

(a) All share data has been restated for comparison purposes to reflect the effect of the March 2007 stock split.

The following is a reconciliation of the average shares of common stock used to compute basic earnings per common share to the shares used to compute diluted earnings per common share as shown on the Consolidated Statements of Income:

(Amounts in thousands, except per share data)	2007	2006 (a)	2005 (a)
Income from continuing operations	**$ 255,115**	$ 186,402 (b)	$ 144,488 (b)
Average shares of common stock outstanding used to compute basic earnings per common share	**84,169**	83,905	83,284
Dilutive effect of stock options and restricted stock units	**555**	525	877
Shares used to compute dilutive effect of stock options	**84,724**	84,430	84,161
Basic earnings per common share from continuing operations	**$ 3.03**	$ 2.22	$ 1.73
Diluted earnings per common share from continuing operations	**$ 3.01**	$ 2.21	$ 1.72

(a) Shares have been adjusted for comparison purposes to reflect the effect of the March 2007 stock split.

(b) Income from continuing operations has been restated for comparative purposes.

All outstanding stock options were included in the computation of diluted earnings per share at December 31, 2007, 2006 and 2005.

12. Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123(R)"), which replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123(R) requires the cost of employee services received in exchange for an award of equity instruments to be based upon the grant-date fair value of the award (with limited exceptions). Additionally, this cost is to be recognized as expense over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). However, this recognition period would be shorter if the recipient becomes retirement-eligible prior to the vesting date. SFAS 123(R) also requires that the additional tax benefits the Company receives from stock-based compensation be recorded as cash inflows from financing activities in the statement of cash flows. Prior to January 1, 2006, the Company applied the provisions of APB 25 in accounting for awards made under the Company's stock-based compensation plans.

The Company adopted the provisions of SFAS 123(R) using the modified-prospective transition method. Under this method, results from prior periods have not been restated. During 2002 and 2003, the Company ceased granting stock options to employees and non-employee directors, respectively. Primarily because of this, the effect of adopting SFAS 123(R) was not material to the Company's income from continuing operations, income before income taxes, net income, basic or diluted earnings per share or cash flows from operating and financing activities for the year ended December 31, 2006, and the cumulative effect of adoption using the modified-prospective transition method was not material. In addition, the Company elected to use the short-cut transition method for calculating the historical pool of windfall tax benefits.

In 2004, the Board of Directors approved the granting of performance-based restricted stock units as the long-term equity component of director, officer and certain key employee compensation. The restricted stock units require no payment from the recipient and compensation cost is measured based on the market price on the grant date and is generally recorded over the vesting period. The vesting period for restricted stock units granted to non-employee directors is one year and each restricted stock unit will be exchanged for a like number of shares of Company stock following the termination of the participant's service as a director. The vesting period for restricted stock units granted to officers and certain key employees is three years, and, upon vesting, each restricted stock unit will be exchanged for a like number of shares of the Company's stock. In September 2006, the Board of Directors approved changes to the employee restricted stock units program where future awards will vest on a pro rata basis over a three-year period and the specified retirement age will be 62. This compares with the prior three-year cliff vesting and retirement age of 65 for awards prior to September 2006. Restricted stock units do not have an option for cash payment.

The following table summarizes restricted stock units issued and the compensation expense (including both continuing and discontinued operations) recorded for the years ended December 31, 2007, 2006 and 2005:

Stock-Based Compensation Expense
(Dollars in thousands, except per unit)

	Restricted Stock Units	Fair Value per Unit	Expense 2007	2006	2005
Directors:					
May 1, 2005 (a)	12,000	$26.88	**$ -**	$ 108	$ 215
May 1, 2006 (a)	16,000	41.30	**220**	440	-
May 1, 2007	16,000	50.62	**539**	-	-
Employees:					
January 24, 2005 (a)	65,400	25.21	**328**	477	502
January 24, 2006 (a)	93,100	33.85	**839**	914	-
January 22, 2007	101,700	38.25	**1,488**	-	-
Total	304,200		**$ 3,414**	$ 1,939	$ 717

(a) Restricted stock units and fair values have been restated to reflect the March 2007 two-for-one stock split.

Restricted stock unit activity for the years ended December 31, 2007, 2006 and 2005 was as follows:

	Restricted Stock Units (a)	Weighted Average Grant-Date Fair Value (a)
Nonvested at January 1, 2005	2,334	$ 21.71
Granted	77,400	25.46
Vested	(11,334)	25.67
Forfeited	(4,900)	25.21
Nonvested at December 31, 2005	63,500	$ 25.31
Granted	109,100	34.94
Vested	(15,666)	36.59
Forfeited	(11,700)	30.90
Nonvested at December 31, 2006	**145,234**	**$ 30.88**
Granted	**117,700**	**39.93**
Vested	**(16,000)**	**47.51**
Forfeited	**(35,000)**	**34.06**
Nonvested at December 31, 2007	**211,934**	**$ 34.12**

(a) Restricted stock units and fair values have been restated to reflect the March 2007 two-for-one stock split.

As of December 31, 2007, the total unrecognized compensation cost related to nonvested restricted stock units was $3.0 million which is expected to be recognized over a weighted-average period of approximately 1.7 years.

As of December 31, 2007, 2006 and 2005, excess tax benefits, resulting principally from stock options were $5.1 million, $3.6 million and $3.9 million, respectively.

No stock options have been granted to officers and employees since February 2002. No stock options have been granted to non-employee directors since May 2003. Prior to these dates, the Company had granted stock options for the purchase of its common stock to officers, certain key employees and non-employee directors under two stockholder-approved plans. The exercise price of the stock options was the fair value on the grant date, which was the date the Board of Directors approved the respective grants. The 1995 Executive Incentive Compensation Plan authorizes the issuance of up to 8,000,000 shares of the Company's common stock for use in paying incentive compensation awards in the form of stock options or other equity awards such as restricted stock, restricted stock units or stock appreciation rights. The 1995 Non-Employee Directors' Stock Plan authorizes the issuance of up to 600,000 shares of the Company's common stock for equity awards. At December 31, 2007, there were 2,417,762 and 281,000 shares available for granting equity awards under the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, respectively. The above referenced authorized and available shares for the Executive Incentive Compensation and Non-Employee Directors' Stock Plans are stated on a post-split basis. Generally, new shares are issued for exercised stock options and vested restricted stock units.

Options issued under the 1995 Executive Incentive Compensation Plan generally vested and became exercisable one year following the date of grant except options issued in 2002 generally vested and became exercisable two years following the date of grant. Options issued under the 1995 Non-Employee Director's Stock Plan generally became exercisable one year following the date of grant but vested immediately. The options under both Plans expire ten years from the date of grant.

Stock option activity for the years ended December 31, 2007, 2006 and 2005 was as follows:

	Stock Options		
	Shares Under Option (a)	Weighted Average Exercise Price (a)	Aggregate Intrinsic Value (in millions) (b)
Outstanding, January 1, 2005	2,242,202 (c)	$ 15.51	$ 27.9
Exercised	(741,672)	14.55	-
Terminated and Expired	(2,480)	16.71	-
Outstanding, December 31, 2005	1,498,050 (d)	$ 15.97	$ 26.9
Exercised	(468,838)	17.03	-
Terminated and Expired	(1,800)	14.38	-
Outstanding, December 31, 2006	**1,027,412**	**$ 15.49**	**$ 23.4**
Exercised	**(422,416)**	**15.74**	**-**
Outstanding, December 31, 2007	**604,996**	**$ 15.30**	**$ 29.9**

(a) Stock options and weighted average exercise prices have been restated to reflect the March 2007 two-for-one stock split.
(b) Intrinsic value is defined as the difference between the current market value and the exercise price.
(c) Included in options outstanding at December 31, 2004 were 5,107 options granted to SGB key employees as part of the Company's acquisition of SGB in 2000. These options were not a part of the 1995 Executive Compensation Plan, or the 1995 Non-Employee Directors' Stock Plan.
(d) Included in options outstanding at December 31, 2005 were 681 options granted to SGB key employees as part of the Company's acquisition of SGB in 2000. These options were not a part of the 1995 Executive Compensation Plan, or the 1995 Non-Employee Directors' Stock Plan.

The total intrinsic value of options exercised during the twelve months ended December 31, 2007, 2006 and 2005 were $17.1 million, $10.8 million and $11.1 million, respectively.

Options to purchase 604,996 shares were exercisable at December 31, 2007. The following table summarizes information concerning outstanding and exercisable options at December 31, 2007.

	Stock Options Outstanding and Exercisable (a)		
Range of Exercisable Prices	Number Outstanding and Exercisable	Remaining Contractual Life In Years	Weighted Average Exercise Price
$12.81 – 14.50	283,938	2.40	$13.59
14.65 – 16.33	243,650	3.97	16.24
16.40 – 23.08	77,408	4.00	18.62
	604,996		

(a) All share and price values reflect the effect of the March 2007 two-for-one stock split.

13. Financial Instruments

Off-Balance Sheet Risk

As collateral for the Company's performance and to insurers, the Company is contingently liable under standby letters of credit, bonds and bank guarantees in the amounts of $159.2 million and $128.4 million at December 31, 2007 and 2006, respectively. These standby letters of credit, bonds and bank guarantees are generally in force for up to three years. Certain issues have no scheduled expiration date. The Company pays fees to various banks and insurance companies that range from 0.25 percent to 2.40 percent per annum of the instruments' face value. If the Company were required to obtain replacement standby letters of credit, bonds and bank guarantees as of December 31, 2007 for those currently outstanding, it is the Company's opinion that the replacement costs would not vary significantly from the present fee structure.

The Company has currency exposures in approximately 50 countries. The Company's primary foreign currency exposures during 2007 were in the United Kingdom, members of the European Economic and Monetary Union, Brazil, Australia, Canada, Poland and South Africa.

Off-Balance Sheet Risk – Third Party Guarantees
In connection with the licensing of one of the Company's trade names and providing certain management services (the furnishing of selected employees), the Company guarantees the debt of certain third parties related to its international operations. These guarantees are provided to enable the third parties to obtain financing of their operations. The Company receives fees from these operations, which are included as Services sales in the Company's Consolidated Statements of Income. The revenue the Company recorded from these entities was $3.0 million, $2.2 million and $1.9 million for the twelve months ended December 31, 2007, 2006 and 2005, respectively. The guarantees are renewed on an annual basis and the Company would only be required to perform under the guarantees if the third parties default on their debt. The maximum potential amount of future payments (undiscounted) related to these guarantees was $2.9 million at December 31, 2007 and 2006. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making these payments is remote. These guarantees were renewed in June 2007, September 2007 and November 2007.

The Company provided an environmental indemnification for properties that were sold to a third party in 2007. The maximum term of this guarantee is twenty years, and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the properties. The Company is not aware of environmental issues related to these properties. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2006. The term of this guarantee is three years and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the property. The Company is not aware of any environmental issues related to the property. The maximum potential amount of future payments (undiscounted) related to this guarantee is $0.2 million at December 31, 2007. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2006. The term of this guarantee is indefinite, and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the property relating to the time the Company owned the property. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $3.0 million at December 31, 2007. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provides guarantees related to arrangements with certain customers that include joint and several liability for actions for which the Company may be partially at fault. The terms of these guarantees generally do not exceed four years and the maximum amount of future payments (undiscounted) related to these guarantees is $3.0 million per occurrence. This amount represents the Company's self-insured maximum limitation. There is no specific recognition of potential future payments in the accompanying financial statements as the Company is not aware of any claims.

The Company provided a guarantee related to the payment of taxes for a product line that was sold to a third party in 2005. The term of this guarantee is five years, and the Company would only be required to perform under the guarantee if taxes were not properly paid to the government while the Company owned the product line in accordance with applicable statutes. The Company is not aware of any instances of noncompliance related to these statutes. The maximum potential amount of future payments (undiscounted) related to this guarantee is estimated to be $1.3 million at December 31, 2007. There is no recognition of any potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

The Company provided an environmental indemnification for property that was sold to a third party in 2004. The term of this guarantee is seven years and the Company would only be required to perform under the guarantee if an environmental matter is discovered on the property relating to the time the Company owned the property that was not known by the buyer at the date of sale. The Company is not aware of any environmental issues related to this property. The maximum potential amount of future payments (undiscounted) related to this guarantee is $0.8 million at December 31, 2007 and 2006. There is no recognition of this potential future payment in the accompanying financial statements as the Company believes the potential for making this payment is remote.

Prior to the Company's acquisition of the business, Hünnebeck guaranteed certain third party debt to leasing companies in connection with the sale of equipment. The guarantee expires on December 1, 2008. At December 31, 2007, the maximum potential amount of future payments (undiscounted) related to this guarantee was $0.1 million. The Company would only be required to perform under the guarantees if a customer defaulted on the lease payments. There is no recognition of these potential future payments in the accompanying financial statements as the Company believes the potential for making these payments is remote.

Liabilities for the fair value of each of the guarantee instruments noted above were recognized in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). These liabilities are included in Other current liabilities or Other liabilities (as appropriate) on the Consolidated Balance Sheets. The recognition of these liabilities did not have a material impact on the Company's financial condition or results of operations for the twelve months ended December 31, 2007 or 2006.

In the normal course of business, the Company provides legal indemnifications related primarily to the performance of its products and services and patent and trademark infringement of its goods and services sold. These indemnifications generally relate to the performance (regarding function, not price) of the respective goods or services and therefore no liability is recognized related to the fair value of such guarantees.

Derivative Instruments and Hedging Activities

The Company may periodically use derivative instruments to hedge cash flows associated with selling price exposure to certain commodities. The Company's commodity derivative activities are subject to the management, direction and control of the Company's Risk Management Committee ("the Committee"). The Committee approves the use of all commodity derivative instruments. During the third quarter of 2007, the Company entered into cashless collars (purchased put options and written call options) designed to hedge cash flows associated with the selling price exposure to certain commodities. The unsecured contracts outstanding at December 31, 2007 mature monthly through November 2008 and are with major financial institutions.

Based on the requirements of SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities" ("SFAS 133"), these contracts qualified as cash flow hedges for the year end December 31, 2007. The following table summarizes the open positions as of December 31, 2007:

Open Commodity Cash Flow Hedges as of December 31, 2007
(In thousands)

		Amount Recognized in	
Hedge Type	**Notional Value (a)**	**Operating Income from Continuing Operations**	**Other Comprehensive Income (Expense)**
Cashless Collars	$ 6,048	$ 527	$ -

(a) Notional value is equal to the hedged volume multiplied by the strike price of the derivative.

Although earnings volatility may occur between fiscal quarters if the derivatives do not qualify as cash flow hedges under SFAS 133, the economic substance of the derivatives provides more predictable cash flows by reducing the Company's exposure to the commodity price fluctuations.

In addition, the Company may use derivative instruments to hedge cash flows related to foreign currency fluctuations. The Company recorded a debit of $12.8 million and a debit of $14.0 million during 2007 and 2006, respectively, in the foreign currency translation adjustments line of Other comprehensive income (loss) related to hedges of net investments.

At December 31, 2007 and 2006, the Company had $392.2 million and $170.9 million contracted amounts, respectively, of foreign currency forward exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure. The unsecured contracts outstanding at December 31, 2007 mature within six months and are with major financial institutions. The Company may be exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the credit worthiness of the counterparties and does not expect default by them. Foreign currency forward exchange contracts are used to hedge commitments, such as foreign currency debt, firm purchase commitments and foreign currency cash flows for certain export sales transactions.

The following tables summarize by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of December 31, 2007 and 2006. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

Forward Exchange Contracts

(In thousands)

	Type	U.S. Dollar Equivalent	Maturity	Recognized Gain (Loss)
		As of December 31, 2007		
Australian Dollar	Sell	$ 1,447	January 2008	$ (36)
Canadian Dollar	Buy	7,149	January 2008	150
Canadian Dollar	Sell	4,008	January 2008	(83)
Euros	Buy	197,597	January 2008	1,859
Euros	Sell	9,005	January 2008	66
British Pounds Sterling	Buy	48,801	January through March 2008	(222)
British Pounds Sterling	Sell	115,489	January 2008	3,296
Mexican Pesos	Sell	1,318	January 2008	10
South African Rand	Sell	7,354	January through May 2008	(166)
Total		$ 392,168		$ 4,874

At December 31, 2007, the Company held forward exchange contracts which were used to offset certain future payments between the Company and its various subsidiaries, vendors or customers. The Company did not have any outstanding forward contracts designated as SFAS 133 cash flow hedges at December 31, 2007, and mark-to-market gains and losses were recognized in net income.

Forward Exchange Contracts

(In thousands)

	Type	U.S. Dollar Equivalent	Maturity	Recognized Gain (Loss)
		As of December 31, 2006		
Australian Dollar	Sell	$2,373	January 2007	$(16)
Australian Dollar	Buy	1,050	January 2007	-
Canadian Dollar	Sell	3,050	January 2007	26
Canadian Dollar	Buy	7,850	January 2007	(151)
Euros	Sell	10,828	January 2007	12
Euros	Buy	52,699	January 2007	288
British Pounds Sterling	Sell	19,503	January 2007	34
British Pounds Sterling	Buy	70,551	January through March 2007	(386)
Mexican Pesos	Buy	509	January 2007	3
Taiwan Dollar	Buy	895	January 2007	(2)
Taiwan Dollar	Sell	895	January 2007	3
South African Rand	Sell	691	January through May 2007	(17)
Total		$170,894		$(206)

At December 31, 2006, the Company held forward exchange contracts which were used to offset certain future payments between the Company and its various subsidiaries, vendors or customers. The Company had outstanding forward contracts designated as SFAS 133 cash flow hedges in the amount of $1.1 million at December 31, 2006. These forward contracts had a net unrealized gain of $5 thousand that was included in Other comprehensive income (loss), net of deferred taxes, at December 31, 2006. The Company did not elect to treat the remaining contracts as hedges under SFAS 133, and mark-to-market gains and losses were recognized in net income.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-quality financial institutions and, by policy, limits the amount of credit exposure to any one institution.

Concentrations of credit risk with respect to accounts receivable are generally limited due to the Company's large number of customers and their dispersion across different industries and geographies. However, the Company's Mill Services Segment has several large customers throughout the world with significant accounts receivable balances. Additionally, consolidation in the global steel industry has increased the Company's exposure to specific customers. Additional consolidation is possible. Should transactions occur involving some of the steel industry's larger companies, which are customers of the Company, it would result in an increase in concentration of credit risk for the Company.

The Company generally does not require collateral or other security to support customer receivables. If a receivable from one or more of the Company's larger customers becomes uncollectible, it could have a material effect on the Company's results of operations or cash flows.

Fair Value of Financial Instruments
The major methods and assumptions used in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents
The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

Foreign currency forward exchange contracts
The fair value of foreign currency forward exchange contracts is estimated by obtaining quotes from brokers.

Commodity Collars
The fair value of commodity collars is estimated by obtaining quotes from brokers.

Long-term debt
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2007 and 2006 are as follows:

	Financial Instruments			
	2007		2006	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	**$ 121,833**	**$ 121,833**	$ 101,260	$ 101,260
Commodity collars	**527**	**527**	-	-
Foreign currency forward exchange contracts	**5,708**	**5,708**	432	432
Liabilities:				
Long-term debt including current maturities	**1,020,471**	**1,049,059**	877,947	893,373
Foreign currency forward exchange contracts	**834**	**834**	638	638

14. Information by Segment and Geographic Area

The Company reports information about its operating segments using the "management approach" in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This approach is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served. There were no significant inter-segment sales.

The Company's Divisions are aggregated into two reportable segments and an "all other" category labeled Minerals & Rail Services and Products. These segments and the types of products and services offered include the following:

Access Services Segment
Major services include the rental and sale of scaffolding, shoring and concrete forming systems for non-residential construction, international multi-dwelling residential construction projects, industrial maintenance and capital improvement projects, as well as a variety of other access services including project engineering and equipment installation.

Products and services are provided to commercial and industrial construction contractors; public utilities; industrial and petrochemical plants; and the infrastructure construction, repair and maintenance markets.

Mill Services Segment
This segment provides on-site, outsourced services to steel mills and other metal producers such as aluminum and copper. Services include slag processing; semi-finished inventory management; material handling; scrap management; in-plant transportation; and a variety of other services.

All Other Category - Minerals & Rail Services and Products
Major products and services include minerals and recycling technologies; railway track maintenance equipment and services; industrial grating; air-cooled heat exchangers; granules for asphalt roofing shingles and abrasives for industrial surface preparation derived from coal slag; and boilers, water heaters and process equipment, including industrial blenders, dryers and mixers.

Major customers include steel mills; private and government-owned railroads and urban mass transit systems worldwide; industrial plants and the non-residential, commercial and public construction and retrofit markets; the natural gas exploration and processing industry; asphalt roofing manufacturers; and the chemical, food processing and pharmaceutical industries.

Other Information
The measurement basis of segment profit or loss is operating income. Sales of the Company in the United States and the United Kingdom exceeded 10% of consolidated sales with 31% and 20%, respectively, in 2007; 32% and 22%, respectively, in 2006; and 35% and 23%, respectively, in 2005. There are no significant inter-segment sales.

In 2007 and 2006, sales to one customer principally in the Mill Services Segment were $396.2 million and $351.0 million, respectively, which represented more than 10% of the Company's consolidated sales for those years. These sales were provided under multiple long-term contracts at several mill sites. No single customer represented 10% or more of the Company's sales in 2005. In addition, the Mill Services Segment is dependent largely on the global steel industry, and in 2007 and 2006 there were two customers that each provided in excess of 10% of this Segment's revenues under multiple long-term contracts at several mill sites. In 2005, there were three customers that each provided in excess of 10% of this Segment's revenues. The loss of any one of these contracts would not have a material adverse impact upon the Company's financial position or cash flows; however, it could have a material effect on quarterly or annual results of operations. Additionally, these customers have significant accounts receivable balances. Further consolidation in the global steel industry is possible. Should transactions occur involving some of the Company's larger steel industry customers, it would result in an increase in concentration of credit risk for the Company.

Corporate assets include principally cash, insurance receivables, prepaid pension costs and U.S. deferred income taxes. Net Property, Plant and Equipment in the United States represented 24%, 30% and 33% of total net Property, Plant and Equipment as of December 31, 2007, 2006 and 2005, respectively. Net Property, Plant and Equipment in the United Kingdom represented 20%, 23% and 23% of total Net Property, Plant and Equipment as of December 31, 2007, 2006 and 2005, respectively.

Segment Information

	Twelve Months Ended December 31,					
	2007		2006		2005	
(In thousands)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Access Services Segment	**$1,415,873**	**$ 183,752**	$1,080,924	$ 120,382	$ 788,750	$ 74,742
Mill Services Segment	**1,522,274**	**134,504**	1,366,530	147,798	1,060,354	109,591
Segment Totals	**2,938,147**	**318,256**	2,447,454	268,180	1,849,104	184,333
All Other Category - Minerals & Rail Services and Products	**749,997**	**142,191**	578,159	77,466	546,905	69,699
General Corporate	**16**	**(2,642)**	-	(1,337)	-	(2,996)
Total	**$3,688,160**	**$ 457,805**	$3,025,613	$ 344,309	$2,396,009	$ 251,036

Reconciliation of Segment Operating Income to Consolidated Income From Continuing Operations Before Income Taxes and Minority Interest

(In thousands)	Twelve Months Ended December 31, 2007	2006	2005
Segment operating income	**$318,256**	$268,180	$184,333
All Other Category - Minerals & Rail Services and Products	**142,191**	77,466	69,699
General corporate expense	**(2,642)**	(1,337)	(2,996)
Operating income from continuing operations	**457,805**	344,309	251,036
Equity in income of unconsolidated entities, net	**1,049**	192	74
Interest income	**4,968**	3,582	3,063
Interest expense	**(81,383)**	(60,479)	(41,917)
Income from continuing operations before income taxes and minority interest	**$382,439**	$287,604	$212,256

Segment Information

	Assets			Depreciation and Amortization (a)		
(In thousands)	2007	2006	2005	2007	2006	2005
Access Services Segment	**$1,563,630**	$1,239,892	$ 976,936	**$ 90,477**	$ 69,781	$ 53,263
Mill Services Segment	**1,585,921**	1,401,603	1,273,522	**167,179**	151,005	114,952
Gas Technologies Segment	**-**	271,367	253,276	**-**	-	-
Segment Totals	**3,149,551**	2,912,862	2,503,734	**257,656**	220,786	168,215
All Other Category - Minerals & Rail Services and Products	**587,182**	287,482	315,241	**44,498**	18,922	15,735
Corporate	**168,697**	126,079	156,829	**3,019**	1,863	1,505
Total	**$3,905,430**	$3,326,423	$2,975,804	**$305,173**	$241,571	$185,455

(a) Excludes Depreciation and Amortization for the Gas Technologies Segment in the amounts of $1.2 million, $11.4 million and $12.6 million for 2007, 2006 and 2005, respectively because this Segment was reclassified to Discontinued Operations.

Capital Expenditures

(In thousands)	2007	2006	2005
Access Services Segment	**$ 228,130**	$ 138,459	$ 86,668
Mill Services Segment	**193,244**	161,651	155,595
Gas Technologies Segment	**8,618**	9,330	6,438
Segment Totals	**429,992**	309,440	248,701
All Other Category - Minerals & Rail Services and Products	**11,263**	27,635	39,834
Corporate	**2,328**	3,098	1,704
Total	**$ 443,583**	$ 340,173	$ 290,239

Information by Geographic Area (a)

(In thousands)	Sales to Unaffiliated Customers (b) 2007	2006	2005	Net Property, Plant and Equipment (c) 2007	2006	2005
United States	**$1,152,623**	$ 959,486	$ 840,094	**$ 364,950**	$ 401,997	$ 371,039
United Kingdom	**746,261**	676,520	546,673	**312,375**	298,582	258,786
All Other	**1,789,276**	1,389,607	1,009,242	**857,889**	621,888	509,983
Totals including Corporate	**$3,688,160**	$3,025,613	$2,396,009	**$1,535,214**	$1,322,467	$1,139,808

(a) Revenues are attributed to individual countries based on the location of the facility generating the revenue.
(b) Excludes the sales of the Gas Technologies Segment.
(c) Includes net Property, Plant and Equipment for the Gas Technologies Segment for 2006 and 2005.

Information about Products and Services

(In thousands)	Sales to Unaffiliated Customers (a) 2007	2006	2005
Product Group			
Access services	**$1,415,873**	$1,080,924	$788,750
Mill services	**1,522,274**	1,366,530	1,060,354
Railway track maintenance services and equipment	**232,402**	231,625	247,452
Heat exchangers	**152,493**	124,829	92,339
Industrial grating products	**130,919**	107,048	98,845
Minerals and recycling technologies (b)	**123,240**	-	-
Industrial abrasives and roofing granules	**68,165**	73,112	72,216
Powder processing equipment and heat transfer products	**42,778**	41,545	36,053
General Corporate	**16**	-	-
Consolidated Sales	**$3,688,160**	$3,025,613	$2,396,009

(a) Excludes the sales of the Gas Technologies Segment.
(b) Acquired February 2007.

15. Other (Income) and Expenses

In the years 2007, 2006 and 2005, the Company recorded pre-tax Other (income) and expenses from continuing operations of $3.4 million, $2.5 million and $1.9 million, respectively. The major components of this income statement category are as follows:

(In thousands)	Other (Income) and Expenses 2007	2006	2005
Net gains	**$ (5,591)**	$ (5,450)	$ (9,674)
Impaired asset write-downs	**903**	221	579
Employee termination benefit costs	**6,552**	3,495	8,953
Costs to exit activities	**1,278**	1,290	1,028
Other expense	**301**	2,920	1,005
Total	**$ 3,443**	$ 2,476	$ 1,891

Net Gains

Net gains are recorded from the sales of redundant properties (primarily land, buildings and related equipment) and non-core assets. In 2007, gains related to assets sold principally in the United States. In 2006, gains related to assets principally in Europe, South America and the United States, and in 2005, gains related to assets principally in the United States and Europe.

(In thousands)	Net Gains 2007	2006	2005
Access Services Segment	**$ (2,342)**	$ (2,510)	$ (5,413)
Mill Services Segment	**(3)**	(2,823)	(4,202)
All Other Category - Minerals & Rail Services and Products	**(3,246)**	(117)	(59)
Corporate	**-**	-	-
Total	**$ (5,591)**	$ (5,450)	$ (9,674)

Cash proceeds associated with these gains are included in Proceeds from the sale of assets in the investing activities section of the Consolidated Statements of Cash Flows.

Impaired Asset Write-downs
Impairment losses are measured as the amount by which the carrying amount of assets exceeded their fair value. Fair value is estimated based upon the expected future realizable cash flows including anticipated selling prices. Non-cash impaired asset write-downs are included in Other, net in the Consolidated Statements of Cash Flows as adjustments to reconcile net income to net cash provided by operating activities.

Employee Termination Benefit Costs
SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146") addresses involuntary termination costs associated with one-time benefit arrangements provided as part of an exit or disposal activity. These costs and the related liabilities are recognized by the Company when a formal plan for reorganization is approved at the appropriate level of management and communicated to the affected employees. Additionally, costs associated with on-going benefit arrangements, or in certain countries where statutory requirements dictate a minimum required benefit, are recognized when they are probable and estimable, in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits," ("SFAS 112").

The total amount of employee termination benefit costs incurred for the years 2007, 2006 and 2005 was as follows. None of the actions are expected to incur any additional costs.

(In thousands)	Employee Termination Benefit Costs 2007	2006	2005
Access Services Segment	**$1,130**	$799	$1,647
Mill Services Segment	**4,935**	1,820	4,827
All Other Category - Minerals & Rail Services and Products	**382**	821	1,256
Corporate	**105**	55	1,223
Total	**$6,552**	$3,495	$8,953

The terminations for the years 2005 to 2007 occurred principally in Europe, Latin America and the United States.

Costs Associated with Exit or Disposal Activities
Costs associated with exit or disposal activities are recognized in accordance with SFAS 146, which addresses involuntary termination costs (as discussed above) and other costs associated with exit or disposal activities (exit costs). Costs to terminate a contract that is not a capital lease are recognized when an entity terminates the contract or when an entity ceases using the right conveyed by the contract. This includes the costs to terminate the contract before the end of its term or the costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity (e.g., lease run-out costs). Other costs associated with exit or disposal activities (e.g., costs to consolidate or close facilities and relocate equipment or employees) are recognized and measured at their fair value in the period in

which the liability is incurred. In 2007, $1.3 million of exit costs were incurred, principally relocation costs and lease run-out costs for the Access Services and Mill Services Segments.

In 2006 and 2005, exit costs incurred were $1.3 million and $1.0 million, respectively, principally lease run-out costs, lease termination costs and relocation costs. In 2006, the majority of these costs were incurred in the Mineral & Rail Services and Products Category. In 2005, these costs were incurred across each of the Access Services and Mill Services Segments and the Minerals & Rail Services and Products Category.

16. Components of Accumulated Other Comprehensive Income (Loss)

Total Accumulated other comprehensive income (loss) is included in the Consolidated Statements of Stockholders' Equity. The components of Accumulated other comprehensive income (loss) are as follows:

Accumulated Other Comprehensive Income (Loss) – Net of Tax

	December 31	
(In thousands)	**2007**	**2006**
Cumulative foreign exchange translation adjustments	**$ 175,867**	$ 65,416
Fair value of effective cash flow hedges	**189**	70
Pension and postretirement benefit adjustment	**(178,568)**	(234,825)
Marketable securities unrealized gains	**11**	5
Total Accumulated Other Comprehensive Income (Loss)	**$ (2,501)**	$(169,334)

Two-Year Summary of Quarterly Results
(Unaudited)

(In millions, except per share amounts)	2007			
Quarterly	**First**	**Second**	**Third**	**Fourth**
Sales	**$840.0**	**$946.1**	**$927.4**	**$974.6**
Gross profit (a)	**214.4**	**262.9**	**259.9**	**265.4**
Net income	**47.7**	**83.1**	**77.3**	**91.4**
Basic earnings per share	**0.57**	**0.99**	**0.92**	**1.08**
Diluted earnings per share	**0.56**	**0.98**	**0.91**	**1.08**

(In millions, except per share amounts)	2006 (b)			
Quarterly	**First**	**Second**	**Third**	**Fourth**
Sales	$682.1	$766.0	$773.3	$804.2
Gross profit (a)	179.7	213.8	215.0	213.9
Net income	34.3	53.9	55.8	52.5
Basic earnings per share	0.41	0.64	0.66	0.62
Diluted earnings per share	0.41	0.64	0.66	0.62

(a) Gross profit is defined as Sales less costs and expenses associated directly with or allocated to products sold or services rendered.
(b) Reclassified for comparative purposes for discontinued operations and the March 2007 two-for-one stock split.

Common Stock Price and Dividend Information
(Unaudited)

	Market Price Per Share		Dividends Declared
	High	**Low**	**Per Share**
2007			
First Quarter (a)	**$45.325**	**$36.90**	**$0.1775**
Second Quarter	**54.00**	**44.49**	**0.1775**
Third Quarter	**59.99**	**47.85**	**0.1775**
Fourth Quarter	**66.51**	**55.37**	**0.1950**
2006 (a)			
First Quarter	$42.275	$33.76	$0.1625
Second Quarter	44.85	35.625	0.1625
Third Quarter	41.21	33.86	0.1625
Fourth Quarter	41.485	38.00	0.1775

(a) Historical per share data restated to reflect the two-for-one stock split that was effective at the close of business March 26, 2007.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective. There have been no changes in internal control over financial reporting that could materially affect, or are likely to materially affect, internal control over financial reporting during the fourth quarter of 2007.

Management's Report on Internal Controls Over Financial Reporting is included in Part II, Item 8, "Financial Statements and Supplementary Data." The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in Part II, Item 8, "Financial Statements and Supplementary Data," which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding executive officers required by this Item is set forth as a Supplementary Item at the end of Part I hereof (pursuant to Instruction 3 to Item 401(b) of Regulation S-K). Other information required by this Item is incorporated by reference to the sections entitled "Corporate Governance," "Nominees for Director," "Report of the Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the 2008 Proxy Statement.

The Company's Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the "Code") may be found on the Company's internet website, www.harsco.com. The Company intends to disclose on its website any amendments to the Code or any waiver from a provision of the Code. The Code is available in print to any stockholder who requests it.

Item 11. Executive Compensation

Information regarding compensation of executive officers and directors is incorporated by reference to the sections entitled "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Non-Employee Director Compensation" and "Compensation Committee Interlocks and Insider Participation" of the 2008 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the section entitled "Share Ownership of Directors, Management and Certain Beneficial Owners" of the 2008 Proxy Statement.

Equity Compensation Plan Information

The Company maintains the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan, which allow the Company to grant equity awards to eligible persons. Upon stockholder approval of these two plans in 1995, the Company terminated the use of the 1986 Stock Option Plan for granting stock option awards.

The Company also assumed options under the SGB Group Plc Discretionary Share Option Plan 1997 (the "SGB Plan") upon the Company's acquisition of SGB Group Plc ("SGB") in 2000. The SGB Plan terminated in accordance with its terms when the remaining Harsco Replacement Options were exercised on August 30, 2006.

The following table gives information about equity awards under these plans as of December 31, 2007. All securities referred to are shares of Harsco common stock.

Equity Compensation Plan Information (1)

Plan category	Column (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Column (b) Weighted-average exercise price of outstanding options, warrants and rights	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
Equity compensation plans approved by security holders (2)	816,930	$20.18 (3)	2,698,762
Equity compensation plans not approved by security holders	-	-	-
Total	816,930	$20.18	2,698,762

(1) Amounts restated to reflect the March 2007 stock split.
(2) Plans include the 1995 Executive Incentive Compensation Plan, as amended, and the 1995 Non-Employee Directors' Stock Plan, as amended.
(3) Includes the average of the weighted average exercise price for stock options and the weighted average grant-date fair value for the restricted stock units.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated by reference to the sections entitled "Transactions with Related Persons" and "Corporate Governance" of the 2008 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information regarding principal accounting fees and services is incorporated by reference to the sections entitled "Report of the Audit Committee" and "Fees Billed by the Independent Auditor for Audit and Non-Audit Services" of the 2008 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. The Consolidated Financial Statements are listed in the index to Item 8, "Financial Statements and Supplementary Data," on page 62.

(a) 2. The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements (see Item 8, "Financial Statements and Supplementary Data"):

Schedules other than that listed above are omitted for the reason that they are either not applicable or not required, or because the information required is contained in the financial statements or notes thereto.

Condensed financial information of the registrant is omitted since "restricted net assets" of consolidated subsidiaries does not exceed 25% of consolidated net assets.

Financial statements of 50% or less owned unconsolidated companies are not submitted inasmuch as (1) the registrant's investment in and advances to such companies do not exceed 20% of the total consolidated assets, (2) the registrant's proportionate share of the total assets of such companies does not exceed 20% of the total consolidated assets, and (3) the registrant's equity in the income from continuing operations before income taxes of such companies does not exceed 20% of the total consolidated income from continuing operations before income taxes.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS
Continuing Operations
(Dollars in thousands)

COLUMN A	COLUMN B	COLUMN C Additions	COLUMN D (Deductions) Additions)		COLUMN E
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Due to Currency Translation Adjustments	Other (a)	Balance at End of Period
For the year 2007:					
Allowance for Doubtful Accounts	**$25,351**	**$ 7,842**	**$ 992**	**$ (8,605)**	**$25,580**
Deferred Tax Assets – Valuation Allowance	**$13,892**	**$ (353)**	**$ 372**	**$ 1,407**	**$15,318**
For the year 2006:					
Allowance for Doubtful Accounts	$24,404	$ 9,230	$1,880	$(10,163)	$25,351
Deferred Tax Assets – Valuation Allowance	$21,682	$(5,793)	$ (270)	$ (1,727)	$13,892
For the year 2005:					
Allowance for Doubtful Accounts	$19,095	$ 6,453	$ (832)	$ (312)	$24,404
Deferred Tax Assets – Valuation Allowance	$17,492	$ 2,119	$ 172	$ 1,899	$21,682

(a) Includes principally the use of previously reserved amounts and changes related to acquired companies.

(a) 3. Listing of Exhibits Filed with Form 10-K

Exhibit Number	Data Required	Location in Form 10-K
2(a)	Share Purchase Agreement between Sun HB Holdings, LLC, Boca Raton, Florida, United States of America and Harsco Corporation, Camp Hill, Pennsylvania, United States of America dated September 20, 2005 regarding the sale and purchase of the issued share capital of Hünnebeck Group GmbH, Ratingen, Germany.	Exhibit to Form 10-Q for the period ended September 30, 2005
2(b)	Agreement, dated as of December 29, 2005, by and among the Harsco Corporation (for itself and as agent for each of MultiServ France SA, Harsco Europa BV and Harsco Investment Limited), Brambles U.K. Limited, a company incorporated under the laws of England and Wales, Brambles France SAS, a company incorporated under the laws of France, Brambles USA, Inc., a Delaware corporation, Brambles Holdings Europe B.V., a company incorporated under the laws of the Netherlands, and Brambles Industries Limited, a company incorporated under the laws of Australia. In accordance with Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. Portions of Exhibit 2(a) have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed separately with the Securities and Exchange Commission.	Exhibit volume, 2005 10-K
2(c)	Stock Purchase Agreement among Excell Materials, Inc., the Stockholders of Excell Materials, Inc. and Harsco Corporation dated as of January 4, 2007.	Exhibit volume, 2006 10-K
2(d)	Asset and Stock Purchase Agreement By and Between Harsco Corporation and Taylor-Wharton International LLC dated as of November 28, 2007	Exhibit volume, 2007 10-K
3(a)	Restated Certificate of Incorporation as amended April 24, 1990	Exhibit volume, 1990 10-K
3(b)	Certificate of Amendment of Restated Certificate of Incorporation filed June 3, 1997	Exhibit volume, 1999 10-K
3(c)	Certificate of Designation filed September 25, 1997	Exhibit volume, 1997 10-K
3(d)	By-laws as amended January 23, 2007	Exhibit to Form 8-K dated January 23, 2007
3(e)	Certificate of Amendment of Restated Certificate of Incorporation filed April 26, 2005	Proxy Statement dated March 22, 2005 on Appendix A pages A-1 through A-2

Exhibit Number	Data Required	Location in Form 10-K
4(a)	Harsco Corporation Rights Agreement dated as of September 25, 2007, with Chase Mellon Shareholder Services L.L.C.	Incorporated by reference to Form 8-A, filed September 26, 2007
4(b)	Registration of Preferred Stock Purchase Rights	Incorporated by reference to Form 8-A dated October 2, 1987
4(c)	Current Report on dividend distribution of Preferred Stock Purchase Rights	Incorporated by reference to Form 8-K dated September 25, 2007
4(f)	Debt and Equity Securities Registered	Incorporated by reference to Form S-3, Registration No. 33-56885 dated December 15, 1994, effective date January 12, 1995
4(g)	Harsco Finance B. V. £200 million, 7.25% Guaranteed Notes due 2010	Exhibit to Form 10-Q for the period ended September 30, 2000
4(h) (i)	Indenture, dated as of May 1, 1985, by and between Harsco Corporation and The Chase Manhattan Bank (National Association), as trustee (incorporated herein by reference to Exhibit 4(d) to the Registration Statement on Form S-3, filed by Harsco Corporation on August 23, 1991 (Reg. No. 33-42389))	Exhibit to Form 8-K dated September 8, 2003
4(h) (ii)	First Supplemental Indenture, dated as of April 12, 1995, by and among Harsco Corporation, The Chase Manhattan Bank (National Association), as resigning trustee, and Chemical Bank, as successor trustee	Exhibit to Form 8-K dated September 8, 2003
4(h) (iii)	Form of Second Supplemental Indenture, by and between Harsco Corporation and JPMorgan Chase Bank, as Trustee	Exhibit to Form 8-K dated September 8, 2003
4(h) (iv)	Second Supplemental Indenture, dated as of September 12, 2003, by and between Harsco Corporation and J.P. Morgan Chase Bank, as Trustee	Exhibit to 10-Q for the period ended September 30, 2003
4(i) (i)	Form of 5.125% Global Senior Note due September 15, 2013	Exhibit to Form 8-K dated September 8, 2003
4(i) (ii)	5.125% 2003 Notes due September 15, 2013 described in Prospectus Supplement dated September 8, 2003 to Form S-3 Registration under Rule 415 dated December 15, 1994	Incorporated by reference to the Prospectus Supplement dated September 8, 2003 to Form S-3, Registration No. 33-56885 dated December 15, 1994

Exhibit Number	Data Required	Location in Form 10-K
Material Contracts - Credit and Underwriting Agreements		
10(a) (i)	$50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2000 10-K
10(a) (ii)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2001 10-K
10(a) (iii)	Agreement amending term and amount of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2002 10-K
10(a) (iv)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2003 10-K
10(a) (v)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit to Form 8-K dated January 25, 2005
10(a) (vi)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit volume, 2005 10-K
10(a) (vii)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit to Form 8-K dated December 22, 2006
10(a) (viii)	Agreement extending term of $50,000,000 Facility agreement dated December 15, 2000	Exhibit to Form 8-K dated February 4, 2008
10(b)	Commercial Paper Dealer Agreement dated September 24, 2003, between ING Belgium SA/NV and Harsco Finance B.V.	Exhibit volume, 2003 10-K
10(b)(i)	Commercial Paper Dealer Agreement dated September 24, 2003, between ING Belgium SA/NV and Harsco Finance B.V. – Supplement No. 1 to the Dealer Agreement	Exhibit to Form 8-K dated November 8, 2005
10(c)	Commercial Paper Payment Agency Agreement Dated October 1, 2000, between Salomon Smith Barney Inc. and Harsco Corporation	Exhibit volume, 2000 10-K
10(e)	Issuing and Paying Agency Agreement, Dated October 12, 1994, between Morgan Guaranty Trust Company of New York and Harsco Corporation	Exhibit volume, 1994 10-K
10(f)	364-Day Credit Agreement	Exhibit to Form 8-K dated November 6, 2007

Exhibit Number	Data Required	Location in Form 10-K
10(g)	Five Year Credit Agreement	Exhibit to Form 8-K dated November 23, 2005
10(i)	Commercial Paper Dealer Agreement dated June 7, 2001, between Citibank International plc, National Westminster Bank plc, The Royal Bank of Scotland plc and Harsco Finance B.V.	Exhibit to 10-Q for the period ended June 30, 2001

Material Contracts - Management Contracts and Compensatory Plans

10(d)	Form of Change in Control Severance Agreement (Chairman, President and CEO and Senior Vice Presidents)	Exhibit to Form 8-K dated June 21, 2005
10(k)	Harsco Corporation Supplemental Retirement Benefit Plan as amended October 4, 2002	Exhibit volume, 2002 10-K
10(l)	Trust Agreement between Harsco Corporation and Dauphin Deposit Bank and Trust Company dated July 1, 1987 relating to the Supplemental Retirement Benefit Plan	Exhibit volume, 1987 10-K
10(m)	Harsco Corporation Supplemental Executive Retirement Plan as amended	Exhibit volume, 1991 10-K
10(n)	Trust Agreement between Harsco Corporation and Dauphin Deposit Bank and Trust Company dated November 22, 1988 relating to the Supplemental Executive Retirement Plan	Exhibit volume, 1988 10-K
10(o)	Harsco Corporation 1995 Executive Incentive Compensation Plan As Amended and Restated	Proxy Statement dated March 23, 2004 on Exhibit B pages B-1 through B-15
10(p)	Authorization, Terms and Conditions of the Annual Incentive Awards, as Amended and Restated April 27, 2004, under the 1995 Executive Incentive Compensation Plan	Exhibit to Form 8-K dated March 23, 2006
10(q)	Authorization, Terms and Conditions of Other Performance Awards under the Harsco Corporation 1995 Executive Incentive Compensation Plan (as amended and restated)	Exhibit to Form 8-K dated March 22, 2007
10(r)	Special Supplemental Retirement Benefit Agreement for D. C. Hathaway	Exhibit Volume, 1988 10-K

Exhibit Number	Data Required	Location in Form 10-K
10(s)	Harsco Corporation Form of Restricted Stock Units Agreement (Directors)	Exhibit to Form 8-K dated April 26, 2005
10(u)	Harsco Corporation Deferred Compensation Plan for Non-Employee Directors, as amended and restated January 1, 2005	Exhibit to Form 8-K dated April 26, 2005
10(v)	Harsco Corporation 1995 Non-Employee Directors' Stock Plan As Amended and Restated at January 27, 2004	Proxy Statement dated March 23, 2004 on Exhibit A pages A-1 through A-9
10(w)	Restricted Stock Units Agreement for International Employees	Exhibit volume, 2007 10-K
10(x)	Settlement and Consulting Agreement	Exhibit to 10-Q for the period ended March 31, 2003
10(y)	Restricted Stock Units Agreement	Exhibit to Form 8-K dated January 23, 2007
10(z)	Form of Change in Control Severance Agreement (Certain Harsco Vice Presidents)	Exhibit to Form 8-K dated June 21, 2005

Director Indemnity Agreements -

10(t)	A. J. Sordoni, III	Exhibit volume, 1989 10-K Uniform agreement, same as shown for J. J. Burdge
"	R. C. Wilburn	" "
"	J. I. Scheiner	" "
"	C. F. Scanlan	" "
"	J. J. Jasinowski	" "
"	J. P. Viviano	" "
"	D. H. Pierce	" "
"	K. G. Eddy	Exhibit to Form 8-K dated August 27, 2004
"	T. D. Growcock	Exhibit to Form 8-K dated August 27, 2004, same as shown for K. G. Eddy
12	Computation of Ratios of Earnings to Fixed Charges	Exhibit volume, 2007 10-K
21	Subsidiaries of the Registrant	Exhibit volume, 2007 10-K
23	Consent of Independent Registered Public Accounting Firm	Exhibit volume, 2007 10-K
31(a)	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2007 10-K
31(b)	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2007 10-K
32(a)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2007 10-K
32(b)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit volume, 2007 10-K

Exhibits other than those listed above are omitted for the reason that they are either not applicable or not material.

The foregoing Exhibits are available from the Secretary of the Company upon receipt of a fee of $10 to cover the Company's reasonable cost of providing copies of such Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARSCO CORPORATION

Date 2-29-08

By /S/ Stephen J. Schnoor
Stephen J. Schnoor
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

SIGNATURE		CAPACITY	DATE
/S/	Derek C. Hathaway (Derek C. Hathaway)	Chairman	2-29-08
/S/	Salvatore D. Fazzolari (Salvatore D. Fazzolari)	Chief Executive Officer and Director	2-29-08
/S/	Geoffrey D. H. Butler (Geoffrey D. H. Butler)	President, Harsco Corporation CEO, Access Services and Mill Services and Director	2-29-08
/S/	Stephen J. Schnoor (Stephen J. Schnoor)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	2-29-08
/S/	Richard M. Wagner (Richard M. Wagner)	Vice President and Controller (Principal Accounting Officer)	2-29-08
/S/	Kathy G. Eddy (Kathy G. Eddy)	Director	2-29-08
/S/	Terry D. Growcock (Terry D. Growcock)	Director	2-29-08
/S/	Jerry J. Jasinowski (Jerry J. Jasinowski)	Director	2-29-08
/S/	D. Howard Pierce (D. Howard Pierce)	Director	2-29-08
/S/	Carolyn F. Scanlan (Carolyn F. Scanlan)	Director	2-29-08
/S/	James I. Scheiner (James I. Scheiner)	Director	2-29-08
/S/	Andrew J. Sordoni, III (Andrew J. Sordoni, III)	Director	2-29-08
/S/	Joseph P. Viviano (Joseph P. Viviano)	Director	2-29-08
/S/	Dr. Robert C. Wilburn (Dr. Robert C. Wilburn)	Director	2-29-08

Harsco

Notice of 2008 Annual Meeting and Proxy Statement

Harsco Corporation

Harsco

Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Mail: P.O. Box 8888
Camp Hill, PA 17001-8888 USA

Telephone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

March 20, 2008

To Our Stockholders:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of your Company, which will be held on Tuesday, April 22, 2008, beginning at 10:00 a.m. at the Radisson Penn Harris Hotel and Convention Center, Camp Hill, Pennsylvania.

Information about the Annual Meeting, including a listing and discussion of the various matters on which you, as our stockholders, will act, may be found in the formal Notice of Annual Meeting of Stockholders and Proxy Statement included with this mailing. We look forward to greeting as many of our stockholders as possible.

The Company is providing you with the opportunity to vote your shares by calling a toll-free number, by mailing the enclosed Proxy Card or via the Internet as explained in the instructions on your Proxy Card.

Whether you plan to attend the Annual Meeting or not, we urge you to fill in, sign, date and return the enclosed Proxy Card in the postage-paid envelope provided, or vote by telephone or via the Internet, in order that as many shares as possible may be represented at the Annual Meeting. The vote of every stockholder is important and your cooperation in returning your executed Proxy Card promptly will be appreciated.

Sincerely,

Derek C. Hathaway
Chairman

This document is intended to be mailed to stockholders on or about March 20, 2008.

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TABLE OF CONTENTS

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HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, Pennsylvania 17011 USA
Mail: P.O. Box 8888
Camp Hill, Pennsylvania 17001-8888 USA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Harsco Corporation will be held on Tuesday, April 22, 2008, at 10:00 a.m. at the Radisson Penn Harris Hotel and Convention Center, Camp Hill, Pennsylvania to consider and act upon the following matters:

1. Election of ten Directors to serve until the next Annual Meeting of Stockholders, and until their successors are elected and qualified;
2. Ratification of the appointment by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as independent auditors to audit the accounts of the Company for the fiscal year ending December 31, 2008; and
3. Such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed the close of business on February 26, 2008 as the record date for the determination of stockholders who are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments thereof. Proxies will be accepted continuously from the time of mailing until the closing of the polls at the Annual Meeting.

Stockholders who do not expect to attend the Annual Meeting in person are requested to fill in, sign, date and return the enclosed Proxy Card in the envelope provided, or vote by telephone or via the Internet, as explained in the instructions on your Proxy Card.

By Order of the Board of Directors,

Mark E. Kimmel
Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary
March 20, 2008

PROXY STATEMENT

ANNUAL MEETING INFORMATION

General

This Proxy Statement has been prepared in connection with the solicitation by the Board of Directors of Harsco Corporation, a Delaware corporation (the "Company"), of proxies in the accompanying form to be used at our Annual Meeting of Stockholders, to be held on April 22, 2008, or at any adjournment of the Annual Meeting.

The following information relates to the Annual Meeting and the voting of your shares at the meeting:

Type of shares entitled to vote at the Annual Meeting:	Our common stock, par value $1.25
Record date for stockholders entitled to notice of, and to vote at, the Annual Meeting ("Record Date"):	Close of business on February 26, 2008
Shares of common stock issued and outstanding as of the Record Date (does not include treasury shares, which are not entitled to be voted at the Annual Meeting):	84,541,677 shares
Proxy Statements, Notice of Annual Meeting and Proxy Cards are intended to be mailed to stockholders:	On or about March 20, 2008
Location of our executive offices:	350 Poplar Church Road, Camp Hill, Pennsylvania 17011

To obtain directions to attend the meeting and vote in person, please contact Kenneth D. Julian, Director — Corporate Communications, by telephone at (717) 730-3683 or by e-mail at kjulian@harsco.com.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on April 22, 2008

The Notice of 2008 Annual Meeting and Proxy Statement, along with the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and our 2007 Annual Report are available free of charge at http://bnymellon.mobular.net/bnymellon/hsc.

Voting

All shares of common stock entitled to vote at the Annual Meeting are of one class, with equal voting rights. Each share of common stock held by a stockholder is entitled to cast one vote on each matter voted on at the Annual Meeting. In order for the Annual Meeting to be valid and the actions taken binding, a quorum of stockholders must be present at the meeting, either in person or by proxy. A quorum is a majority of the issued and outstanding shares of common stock as of the Record Date. Assuming that a quorum is present, the affirmative vote by the holders of a plurality of the votes cast at the Annual Meeting will be required to act on the election of directors, and the affirmative vote of the holders of at least a majority of the outstanding common stock present in person or by proxy and entitled to vote on the matter at the Annual Meeting will be required for the ratification of PricewaterhouseCoopers LLP as independent auditors for the current fiscal year. The vote required to act on all other matters to come before the Annual Meeting will be in accordance with the voting requirements established by our Restated Certificate of Incorporation and By-Laws, each as amended to date.

The shares of common stock represented by each properly submitted proxy received by the Board of Directors will be voted as follows at the Annual Meeting:

If instructions are provided, in accordance with such instructions, or

If no instructions are provided, (1) FOR the election as Directors of the ten nominees of the Board of Directors, (2) FOR the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for the current fiscal year, and (3) in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting

Revocation of Proxies

Any proxy granted pursuant to this solicitation or otherwise, unless coupled with an interest, may be revoked by the person granting the proxy at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering to the Secretary of the Company a written notice of revocation bearing a date later than that of the proxy, (ii) duly executing and delivering a later dated written proxy relating to the same shares, or (iii) attending the Annual Meeting and voting in person. If you hold your shares through a bank, broker or other nominee holder, only that bank, broker or other nominee holder can revoke your proxy on your behalf.

Withheld Votes and Broker Non-Votes

In certain circumstances, a stockholder will be considered to be present at the Annual Meeting for quorum purposes but will not be deemed to have cast a vote on a matter. That occurs when a stockholder is present but specifically withholds a vote or abstains from voting on a matter, or when shares are represented at the Annual Meeting by a proxy conferring authority to vote only on certain matters ("broker non-votes"). In accordance with Delaware law, votes withheld and broker non-votes will not be treated as votes cast with respect to the election of directors, and therefore will not affect the outcome of director elections. With respect to the ratification of auditors, abstentions will be treated as negative votes and broker non-votes will not be counted in determining the outcome.

Other Business

The Board of Directors knows of no other business to come before the Annual Meeting. However, if any other matters are properly presented at the Annual Meeting, or any adjournment of the Annual Meeting, the persons voting the proxies will vote them in accordance with their best judgment.

CORPORATE GOVERNANCE

We have a long-standing commitment to good corporate governance practices. These practices come in many different forms and apply at all levels of our organization. They provide the Board of Directors and our senior management with a framework that defines responsibilities, sets high standards of professional and personal conduct and promotes compliance with our various financial, ethical, legal and other obligations and responsibilities.

Corporate Governance Principles

The Board has adopted corporate governance principles that, along with the charters of the Board committees, provide the framework for our Board of Director's operation and governance. The Board's Nominating and Corporate Governance Committee is responsible for overseeing and reviewing our corporate governance principles at least annually and recommending any proposed changes to the Board for approval. The corporate governance principles are available on our website at *www.harsco.com* in the Corporate Governance section.

Code of Business Conduct

We have adopted a code of business conduct applicable to our employees, officers and directors worldwide. The code of business conduct is issued in booklet form and an online training program facilitates new employee orientation and individual refresher training. Our code of business conduct is produced in over 20 languages. The code of business conduct, including any amendments thereto or waivers thereof, can be viewed at the Corporate Governance section of our website at *www.harsco.com.*

Information contained on our website is not incorporated by reference into this Proxy Statement, and you should not consider information contained on our website as part of this Proxy Statement. Copies of our corporate governance principles, code of business conduct and charters of the Board's committees are available in print to any stockholder who requests such copies from us.

Stockholder and Interested Party Communications with Directors

The Board of Directors has a formal process for stockholders and interested parties to communicate directly with the Chairman, lead independent director, the non-management directors or with any individual member of the Board of Directors. Stockholders and interested parties may contact any member of the Board, including the lead independent director, Dr. Robert Wilburn, and the Chairman, by writing to the specific Board member in care of our Corporate Secretary at our Corporate Headquarters (350 Poplar Church Road, Camp Hill, PA 17011). Our Corporate Secretary will forward any such correspondence to the applicable Board member; provided, however, that any such correspondence that is considered by our Corporate Secretary to be improper for submission to the intended recipients will not be provided to such Directors. In addition, Board members, including the lead independent director and the Chairman, can be contacted by e-mail at *BoardofDirectors@harsco.com.*

Independence Standards For Directors

The following standards, which are also posted to the Corporate Governance section of our website at *www.harsco.com*, have been applied by the Board of Directors in determining whether individual directors qualify as "independent" under the rules of the New York Stock Exchange. The Board has affirmatively determined that the following eight Directors who are standing for reelection are independent: Messrs. Growcock, Jasinowski, Pierce, Scheiner, Sordoni, and Wilburn and Ms. Eddy and Ms. Scanlan. References to us include our consolidated subsidiaries.

1. No director will be qualified as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. We will disclose these affirmative determinations.

2. No director who is a former employee of ours can be deemed "independent" until three years after the end of his or her employment relationship with us.

3. No director whose immediate family member is or has been an executive officer of ours can be deemed "independent" until three years after such family member has ceased to be an executive officer.

4. No director who receives, or whose immediate family member receives, more than $100,000 during any twelve-month period in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), can be "independent" until three years after he or she ceases to receive more than $100,000 during any twelve-month period in such compensation.

5. No director can be independent:

   a. who is, or whose immediate family member is, a current partner of our internal or external auditor;

   b. who is a current employee of our internal or external auditor;

   c. whose immediate family member is a current employee of our internal or external auditor and participates in such auditor's audit, assurance or tax compliance (but not tax planning) practice; or

   d. who, or whose immediate family member, was within the last three years (but is no longer) a partner or employee of such auditor and personally worked on our audit within that time.

6. No director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our present executives serve on that company's compensation committee can be "independent" until three years after the end of such service or employment relationship.

7. No director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, can be "independent" until three years after falling below such threshold.

Executive Sessions of Independent Directors

Independent directors regularly meet in executive sessions without management. Our named lead director, Dr. Wilburn, who is a non-management director, presides over each session of the independent directors. During the 2007 fiscal year, the independent directors held six meetings.

Director Attendance at Annual Meeting of Stockholders

It is our policy to request that all Board members attend the Annual Meeting of Stockholders. However, we also recognize that personal attendance by all Directors is not always possible. All eleven of the individuals who served as Directors during the fiscal year ended December 31, 2007 did attend the 2007 Annual Meeting of Stockholders.

Current Structure of the Board of Directors

Information regarding the current structure of our Board of Directors:

Current size:	12 members (only 10 will stand for reelection)
Size of Board of Directors authorized in the By-Laws:	Not less than five nor more than 12
Number of Independent Directors:	Nine members (only eight of such members will stand for reelection)
Size of Board of Directors established by:	Board of Directors
Lead Director:	R. C. Wilburn

Meeting Attendance and Committees

The Board of Directors held eleven meetings during the fiscal year ended December 31, 2007. All Directors who served during the fiscal year ended December 31, 2007 attended at least 96.7% of the total Board meetings and meetings of the committee on which they served, and the average attendance by such Directors at all Board and committee meetings was 97.9%. The Independent Directors held six meetings during 2007. We have standing Audit, Executive, Management Development and Compensation, and Nominating and Corporate Governance Committees.

Audit Committee

Meetings in 2007: four

Members: Ms. Eddy (Chairman), Mr. Pierce, Ms. Scanlan, Mr. Scheiner and Mr. Viviano

Duties: Established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Oversees our financial reporting processes, including meeting with members of management, the external auditors and the internal auditors, reviewing and approving both audit and non-audit services, reviewing the results of the annual audit and reviewing the adequacy of our internal controls. The Committee is also responsible for managing the relationship with the external auditors. The Chairman of the Audit Committee meets quarterly with management and the independent auditors to review financial matters. See also the Report of the Audit Committee below. The Audit Committee recently completed a review of its charter and determined that several amendments were appropriate. A copy of the revised Audit Committee charter can be viewed at the Corporate Governance section of our website at *www.harsco.com.*

Executive Committee

Meetings in 2007: None

Members: Mr. Hathaway (Chairman), Ms. Eddy, Messrs. Pierce, Sordoni and Wilburn

Duties: Authorized to exercise all powers and authority of the Board of Directors when the Board is not in session, except as may be limited by the General Corporation Law of the State of Delaware.

Management Development and Compensation Committee

Meetings in 2007: six

Members: Mr. Pierce (Chairman), Messrs. Jasinowski, Scheiner and Sordoni and Ms. Scanlan

Duties: Administers our executive compensation policies and plans and advises the Board regarding management succession and compensation levels for members of management. The Compensation Committee approves compensation for our senior officers and makes recommendations to the Board regarding incentive and equity-based compensation plans. The Compensation Committee's responsibilities include: (i) evaluating and approving the compensation of our executive officers, including reviewing and approving corporate performance goals and objectives related to the compensation of our executive officers; (ii) evaluating the executive officers' and our performance relative to compensation goals and objectives; (iii) determining and approving the executive officer's compensation levels based on the Committee's evaluation of their performance; (iv) evaluating and approving compensation grants to executive officers under our equity-based and incentive compensation plans, policies and procedures; (v) overseeing our policies on structuring compensation programs for executive officers to preserve tax deductibility; (vi) delegating authority to subcommittees and to Harsco for administration or other duties when the Committee deems it appropriate; (vii) adopting procedures and guidelines as the Committee deems appropriate to carry out its oversight functions; (viii) producing any required reports on executive compensation required to be included in our filings with the SEC; (ix) reviewing and discussing with our management the Compensation Discussion and Analysis (referred to herein as the CD&A) to be included in our filings with the SEC; (x) determining whether to recommend to the Board that the CD&A be included in our filings with the SEC; (xi) making regular reports to the full Board on the activities of the Committee; and (xii) performing such other duties as may be assigned to the Committee by law or the Board. The Board approved revisions to the Compensation Committee's charter as of January 2008. A copy of the Compensation Committee's charter can be viewed at the Corporate Governance section of our website at *www.harsco.com.*

Nominating and Corporate Governance Committee

Meetings in 2007: four

Members: Mr. Sordoni (Chairman), Ms. Eddy, and Messrs. Jasinowski, Viviano and Wilburn

Duties: Recommends Director candidates to the Board for election at the Annual Meeting, reviews and recommends potential new Director candidates, reviews candidates recommended by our stockholders and oversees our corporate governance program. The role of the Nominating and Corporate Governance Committee (the "Nominating Committee") is described in greater detail under the section entitled "The Nominating Process" below. The Board approved revisions to the Nominating Committee's charter as of January 2007 to further clarify its responsibilities with respect to certain matters. No changes have been made since. A copy of the Nominating Committee's charter can be viewed at the Corporate Governance section of our website at *www.harsco.com.*

HARSCO STOCK PERFORMANCE GRAPH

The following performance graph compares the yearly percentage change in the cumulative total stockholder return (assuming the reinvestment of dividends) on our common stock against the cumulative total return of the Standard & Poor's MidCap 400 Index and the Dow Jones Industrial-Diversified Index for the past five years. The graph assumes an initial investment of $100 on December 31, 2002 in our common stock or in the underlying securities which comprise each of those market indices. The information contained in the graph is not necessarily indicative of our future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Harsco Corporation, The S&P MidCap 400 Index And The Dow Jones US Diversified Industrials Index(1) Fiscal Year Ending December 31



Harsco Corporation
S&P Midcap 400
Dow Jones US Diversified Industrials
DOLLARS
500
400
300
200
100
0
12/02
12/03
12/04
12/05
12/06
12/07

	12/02	12/03	12/04	12/05	12/06	12/07
Harsco Corporation	100.00	141.64	184.58	228.42	261.87	447.42
S&P Midcap 400	100.00	135.62	157.97	177.81	196.16	211.81
Dow Jones US Diversified Industrials	100.00	135.28	161.22	157.01	171.98	183.58

(1) Peer companies included in the Dow Jones Industrial-Diversified Index as of December 31, 2007 are: 3M Co., Actuant Corp., Carlisle Companies Inc., Dover Corporation, Eaton Corp., General Electric Co., Honeywell International Inc., ITT Corporation, Kennametal Inc., Rockwell Automation, Inc., Teleflex Inc., Tyco International Ltd. and Walter Industries Inc.

THE NOMINATING PROCESS

The Nominating Committee of the Board of Directors is responsible for overseeing the selection of qualified candidates to serve as members of the Board of Directors and guiding our corporate governance philosophy and practices. The Nominating Committee is composed of five directors, each of whom is "independent" under the rules of the New York Stock Exchange. The Nominating Committee operates according to a charter that complies with the guidelines established by the New York Stock Exchange.

The Nominating Committee has not adopted formal procedures in selecting individuals to serve as members of the Board of Directors. Instead, it utilizes general guidelines that allow it to adjust the process to best satisfy the objectives established for any director search. The first step in the general process is to identify the type of candidate the Nominating Committee may desire for a particular opening. This may involve identifying someone with a specific background, skill set or set of experiences. Once identified, the Nominating Committee next determines the best method of finding a candidate who satisfies the specified criteria. The Nominating Committee may consider candidates recommended by management, by other members of the Nominating Committee or the Board of Directors, by stockholders, or it may engage a third party to conduct a search for possible candidates. The Nominating Committee will consider all nominees in the same manner regardless of the source of the recommendation of such nominee. The Nominating Committee will consider recommendations for director candidates from stockholders if such recommendations are in writing and set forth the following information:

1. The full legal name, address and telephone number of the stockholder recommending the candidate for consideration and whether that person is acting on behalf of or in concert with other beneficial owners, and if so, the same information with respect to them. .

2. The number of shares held by any such person as of a recent date and how long such shares have been held, or if such shares are held in street name, reasonable evidence satisfactory to the Nominating Committee of such person's ownership of such shares as of a recent date.

3. The full legal name, address and telephone number of the proposed nominee for director.

4. A reasonably detailed description of the proposed nominee's background, experience and qualifications, financial literacy and expertise, as well as any other information required to be disclosed in the solicitation for proxies for election of directors pursuant to the rules of the Securities and Exchange Commission, and the reasons why, in the opinion of the recommending stockholder, the proposed nominee is qualified and suited to be one of our directors.

5. Disclosure of any direct or indirect relationship (or arrangements or understandings) between the recommending stockholder and the proposed nominee (or any of their respective affiliates).

6. Disclosure of any direct or indirect relationship between the proposed nominee and us, any of our employees or other directors, any beneficial owner of more than 5% of our common stock, or any of their respective affiliates.

7. Disclosure of any direct or indirect interest that the recommending stockholder or proposed nominee may have with respect to any pending or potential proposal or other matter to be considered at this Annual Meeting or any subsequent annual meeting of our stockholders.

8. A written, signed, and notarized acknowledgement from the proposed nominee consenting to such recommendation by the recommending stockholder, confirming that he or she will serve as a director if so elected and consenting to our undertaking of an investigation into their background, experience and qualifications, any direct or indirect relationship with the recommending stockholder, us, our management or 5% stockholders, or interests in proposals or matters, and any other matter reasonably deemed relevant by the Nominating Committee to its considerations of such person as a potential candidate.

This information must be submitted as provided under the heading "STOCKHOLDER PROPOSALS AND NOMINATIONS FOR PRESENTATION AT 2009 ANNUAL MEETING OF STOCKHOLDERS."

There have been no material changes to the procedures relating to stockholder nominations during 2007. The Nominating Committee believes that these procedural requirements are intended solely to ensure that it has a sufficient basis on which to assess potential candidates and are not intended to discourage or interfere with appropriate stockholder nominations. The Nominating Committee does not believe that any such requirements subject any stockholder or stockholder nominee to any unreasonable burden. The Nominating Committee and the Board reserve the right to change the above procedural requirements from time to time and/or waive some or all of the foregoing requirements with respect to certain nominees, but any such waiver shall not preclude the Nominating Committee from insisting upon compliance with any and all of the above requirements by any other recommending stockholder or proposed nominees.

Once candidates are identified, the Nominating Committee conducts an evaluation of the candidate. The evaluation generally includes interviews and background and reference checks. There is no difference in the evaluation process of a candidate recommended by a stockholder as compared to the evaluation process of a candidate identified by any of the other means described above. While the Nominating Committee has not established minimum criteria for a candidate, it has established important factors to consider in evaluating a candidate. These factors include: strength of character, mature judgment, business experience, availability, attendance, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board of Directors.

If the Nominating Committee determines that a candidate should be nominated as a candidate, the candidate's nomination is then recommended to the Board of Directors, who may in turn conduct its own review to the extent it deems appropriate. When the Board of Directors has agreed upon a candidate to be nominated at an Annual Meeting of Stockholders, that candidate is then recommended to the stockholders for election at an Annual Meeting of Stockholders.

All except two of our current directors are standing for reelection. Mr. Viviano has reached the Board's mandatory retirement age and Mr. Hathaway has retired as the Company's Chief Executive Officer as of December 31, 2007 and will not run for reelection to the Board. Each of the directors standing for reelection has been recommended by the Nominating Committee to the Board of Directors for election as our directors at the 2008 Annual Meeting of Stockholders and the Board has approved the recommendation. We engaged a third party search firm, RSR Partners, to assist with the selection of director candidates for the 2008 Annual Meeting of Stockholders. Fees paid to RSR Partners during 2007 in connection with director searches totaled $199,336. During 2007, we received no recommendation for directors from any stockholders.

PROPOSAL 1: ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of the following ten Directors, each of whom is recommended by the Board of Directors. Biographical information about each of these nominees is included below.

The Board of Directors recommends that stockholders vote "FOR" the election of each of the following nominees:

Nominees for Director

The information set forth below states the name of each nominee for Director, his or her age (as of February 26, 2008), a listing of present and recent employment positions, the year in which he or she first became a Director of the Company, other directorships held and the committees of the Board on which the individual serves.

Name	Age	Position with the Company and Prior Business Experience	Director of the Company Since
G. D. H. Butler	61	President of the Company and CEO of the Access Services and Mill Services business groups since January 1, 2008. Served as Senior Vice President — Operations of the Company from September 26, 2000 to December 31, 2007 and Director since January 2002. Concurrently served as President of the MultiServ Division and SGB Group Division. From September 2000 through December 2003, he was President of the Heckett MultiServ International and SGB Group Divisions. Was President of the Heckett MultiServ — East Division from July 1, 1994 to September 26, 2000. Served as Managing Director — Eastern Region of the Heckett MultiServ Division in 1994. Served in various officer positions within MultiServ International, N.V. prior to 1994 and prior to Harsco's acquisition of that company in 1993.	2002
K. G. Eddy	57	Certified Public Accountant. Founding partner of McDonough, Eddy, Parsons & Baylous, AC (a public accounting firm) since 1981. Chairman of the Board of Directors of the American Institute of Certified Public Accountants between 2000 and 2001. Current member of the AICPA Governing Council. Chairman of the Audit Committee, member of the Executive Committee and member of the Nominating Committee.	2004
S. D. Fazzolari	55	Chief Executive Officer of the Company since January 1, 2008. Served as President and Chief Financial Officer of the Company from October 10, 2007 to December 31, 2007. Served as President, Chief Financial Officer and Treasurer of the Company from January 24, 2006 to October 9, 2007 and as a Director since January 2002. Served as Senior Vice President, Chief Financial Officer and Treasurer from August 1999 until January 2006 and as Senior Vice President and Chief Financial Officer from January 1998 to August 1999. Served as Vice President and Controller from January 1994 to December 1997 and as Controller from January 1993 to January 1994.	2002

Name	Age	Position with the Company and Prior Business Experience	Director of the Company Since
T. D. Growcock	62	Chairman of Board of The Manitowoc Company (a worldwide provider of lifting equipment and foodservice equipment, and a North American mid-size shipbuilder) since 2007. Previously served as Chairman and Chief Executive Officer of The Manitowoc Company from 2002 until 2007. Served as Manitowoc's President and Chief Executive Officer from 1998 to 2002. Served as President of Manitowoc Foodservice Group from 1995 to 1998. Served as Executive Vice President of Manitowoc Ice from 1994 to 1995. Served in numerous management and executive positions with Invensys plc (a global industrial automation, transportation and controls group), formerly known as Siebe plc, and United Technologies Corporation (a diversified provider of high technology products) prior to joining Manitowoc in 1994. He is a former Chairman of Wisconsin Manufacturers and Commerce, one of the state's leading business associations. Mr. Growcock is a Director of Harris Corporation and Bemis Manufacturing Company.	2008
J. J. Jasinowski	69	Former President of The Manufacturing Institute (research and education unit of a business advocacy group) from 2004 to March 2007. Former President of the National Association of Manufacturers (business advocacy and policy association) between 1990 and 2004. Mr. Jasinowski is also an author and commentator on economic, industrial and governmental issues. Former positions include Assistant Professor of Economics at the Air Force Academy, Director of Research at the Joint Economic Committee of Congress, Director of the Carter Administration's economic transition team, and Assistant Secretary of Policy at the U.S. Department of Commerce. Mr. Jasinowski is a director of The Phoenix Companies, Inc. and The Timken Company. Member of the Compensation Committee and the Nominating Committee.	1999
D. H. Pierce	66	President and CEO of ABB Inc., the US subsidiary of global industrial, energy and automation provider ABB, from 1999 until his retirement in June 2001. Between 1998 and 1999 he was President of the Steam Power Plants and Environmental Systems division of ABB Inc., part of ABB Group (a provider of power and automation technologies) businesses. Between 1996 and 1998 he was Group Executive Vice President — The Americas Region and Member of ABB Ltd. Group Executive Committee. Between 1994 and 1996 he was President of ABB China Ltd. Director of Ambient Corporation. Chairman of the Compensation Committee and Member of the Audit Committee and the Executive Committee.	2001
C. F. Scanlan	60	President, Chief Executive Officer and Board Member of The Hospital and Healthsystem Association of Pennsylvania (representation and advocacy organization) since June 1995. Served as President and Chief Executive Officer of the Hospital and Healthsystem Association of Pennsylvania from 1995 to date. Member of the Board of Directors of PHICO Group Inc. Member of the Compensation Committee and the Audit Committee.	1998

Name	Age	Position with the Company and Prior Business Experience	Director of the Company Since
J. I. Scheiner	63	Chairman of Benatec Associates, Inc. (an engineering and environmental company) since January 2006. Was President and Chief Operating Officer of Benatec Associates from 1991 to 2006. Prior to 1991, he was President of Stoner Associates, Inc. (an engineering software company) and Vice President of Huth Engineers (an engineering company). Served as Secretary of Revenue for the Commonwealth of Pennsylvania, and served as Deputy Secretary for Administration, Pennsylvania Department of Transportation. He is a member of the Pennsylvania Chamber of Business and Industry Board. Member of the Audit Committee and the Compensation Committee.	1995
A. J. Sordoni, III	64	Chairman of Sordoni Construction Services, Inc. (a building construction and management services company) and has been employed by that company since 1967. Director of Aqua America, Inc. Chairman of the Nominating Committee and member of the Compensation Committee and the Executive Committee.	1988
R. C. Wilburn	64	President of The Gettysburg Foundation (a nonprofit educational institution) since 2000. Former President and Chief Executive Officer of the Colonial Williamsburg Foundation (a historic preservation and educational outreach organization) between 1992 and 1999. Other former positions include Distinguished Service Professor at Carnegie Mellon University, President of Carnegie Institute and Carnegie Library and Secretary of Education for the Commonwealth of Pennsylvania. He is a Director of Erie Indemnity Company. Member of the Nominating Committee and the Executive Committee.	1986

NON-EMPLOYEE DIRECTOR COMPENSATION

The general policy of our Board is that compensation for non-employee Directors should be a mix of cash and equity-based compensation. Our Compensation Committee has the primary responsibility to review and consider any revisions to Director compensation. As part of this responsibility, the Committee annually reviews market data regarding comparable director compensation rates. This data is prepared by management utilizing several broad board compensation studies completed within one year of the Board's review. Annual compensation for non-employee Directors for 2007 was comprised of the following components: cash compensation, consisting of an annual retainer; meeting and committee fees; and equity compensation, consisting of restricted stock unit awards. The current fees for non-employee directors, effective for fiscal years 2007 and 2008, are as follows:

Annual Retainer:	$35,000
Lead Director Fee (Annual)	$20,000
Audit Committee Chair Fee (Annual):	$7,500
Compensation Committee Chair Fee and Nominating Committee Chair Fee (Annual):	$5,000
Board Meeting Fee (Per Meeting):	$1,500
Committee Meeting Fee (Per Meeting):	$1,500
Other Meetings and Duties (Per Day):	$1,500
Telephonic Meeting Fee (Per Meeting):	$750
Restricted Stock Units (1):	2,000 restricted stock units annually (issued at a grant price equal to the average of the high and low market price on the date of grant. Grant date is the first business day of May.)
Plan Participation (2):	Deferred Compensation Plan for Non-Employee Directors

(1) At the November 2005 meeting of the Compensation Committee, the Compensation Committee reviewed the compensation of the non-employee Directors and recommended that the annual equity portion of the compensation be increased from 750 to 1,000 restricted stock units (on a pre-split basis). The Board of Directors approved the recommendation effective January 1, 2006. The Compensation Committee also reviewed the compensation of non-employee Directors at its September 2006 and September 2007 meetings and recommended no change in compensation for 2007 and 2008, respectively.

(2) The Deferred Compensation Plan for Non-Employee Directors allows each non-employee Director to defer all or a portion of his or her director compensation until some future date selected by the Director. Pursuant to the Director's election, the accumulated deferred compensation is held in either an interest-bearing account or a Harsco phantom share account. The interest-bearing deferred account accumulates notional interest on the account balance at a rate equal to the five-year United States Treasury Note yield rate in effect from time to time. Contributions to the phantom stock account are recorded as notional shares of Harsco common stock. Deferred amounts are credited to the Director's account quarterly on the 15th of February, May, August and November. The number of phantom shares recorded is equal to the number of shares of common stock that the compensation which is deferred would have purchased at the market price of the stock on the day the account is credited. Dividends earned on the phantom shares are credited to the account as additional phantom shares. All phantom shares are non-voting and payments out of the account are made solely in cash based upon the market price of the common stock on the date of payment selected by the Director. Under certain circumstances, the accounts may be paid out early upon termination of directorship following a change in control. This plan has been amended to operate in accordance with the provisions of the American Jobs Creation Act of 2004.

Directors who are actively employed by us receive no additional compensation for serving as Directors and by policy, we do not pay consulting or professional service fees to Directors.

FISCAL YEAR 2007 DIRECTOR COMPENSATION

The table below details the compensation earned by our non-employee Directors in 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan ($)	Change in Pension Value and Nonqualified Deferred Earnings	All Other ($)	($)
Kathy G. Eddy	72,250	95,023	-0-	-0-	-0-	-0-	167,273
Jerry J. Jasinowski	67,250	95,023	-0-	-0-	-0-	-0-	162,273
D. Howard Pierce	70,583	95,023	-0-	-0-	-0-	-0-	165,606
Carolyn F. Scanlan	69,500	95,023	-0-	-0-	-0-	-0-	164,523
James I. Scheiner	74,250	95,023	-0-	-0-	-0-	-0-	169,273
Andrew J. Sordoni, III	76,000	95,023	-0-	-0-	-0-	-0-	171,023
Joseph P. Viviano	63,500	95,023	-0-	-0-	-0-	-0-	158,523
Robert C. Wilburn	81,500	95,023	-0-	-0-	-0-	-0-	176,523

(1) Includes fees associated with chairing a Board Committee.

(2) The amounts shown in this column represent the compensation cost recognized in 2007 for financial statement purposes with respect to the restricted stock units, computed in accordance with FAS 123(R). As of December 31, 2007, each non-employee director other than Ms. Eddy had 6,593 restricted stock units outstanding. Ms. Eddy had 5,553 restricted stock units outstanding as of December 31, 2007. Each non-employee director was granted 2,000 restricted stock units on May 1, 2007 and these restricted stock units vest on April 22, 2008 and are payable in common stock within 60 days following the termination of a non-employee director's service as a director. The aggregate grant date fair value of each non-employee director's 2007 restricted stock unit award, computed in accordance with FAS 123(R), was $50.62, which was determined using the average of the high and low price of the stock on the previous day's trading, less a discount for dividends not received during the vesting period. The information in this column does not reflect an estimate for forfeitures, and none of these awards has been forfeited as of February 26, 2008. See Note 12, "Stock-based Compensation" to Notes to Consolidated Financial Statements for a discussion of the assumptions used by the Company to calculate share-based employee compensation expense, as outlined in SFAS No. 123(R) in our Annual Report on Form 10-K for the year ended December 31, 2007.

SHARE OWNERSHIP OF DIRECTORS, MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of February 26, 2008, information with respect to the beneficial ownership of our outstanding voting securities, stock options and other stock equivalents by:

(a) Our Chief Executive Officer, Chief Financial Officer and the other four executive officers named in the Summary Compensation Table, who we refer to collectively as our named executive officers,

(b) each Director,

(c) all Directors and executive officers as a group, and

(d) certain beneficial owners holding more than 5% of the common stock.

All of our outstanding voting securities are common stock.

Name	Number of Shares(1)	Percent of Class	Number of Exercisable Options(2)	Number of Other Stock Equivalents
Named Executive Officers				
G. D. H. Butler	11,046	*	88,000	36,667(3)
S. D. Fazzolari	33,241	*	112,000	47,310(3)
D. C. Hathaway	191,127	*	-0-	19,777(3)
M. E. Kimmel	6,021	*	4,000	20,053(3)
R. C. Neuffer	5,852	*	18,800	15,509(3)
S. J. Schnoor	5,204	*	-0-	9,782(3)
Directors who are not Named Executive Officers				
K. G. Eddy	1,600	*	-0-	5,565(6)
T. D. Growcock(4)	-0-	*	-0-	-0-(6)
J. J. Jasinowski	2,400	*	12,000	30,457(6)
D. H. Pierce	4,000	*	12,000	22,233(6)
C. F. Scanlan	3,000	*	12,000	6,609(6)
J. I. Scheiner	7,052	*	16,000	13,603(6)
A. J. Sordoni, III	233,000(5)	*	20,000	6,609(6)
J. P. Viviano	10,800	*	8,000	23,734(6)
R. C. Wilburn	7,000	*	16,000	9,688(6)
All Directors and executive officers as a group (16 persons in total, including those listed above)	521,380	*	318,800	267,596
Beneficial Owners (7)				
Earnest Partners LLC 1180 Peachtree Street NE, Suite 2300 Atlanta, GA 30309	5,522,787	6.6		

* Less than one percent.

(1) Includes, in the case of Messrs. Butler, Fazzolari, Hathaway, Kimmel, Neuffer, Schnoor and all Directors and executive officers as a group, -0- shares, 18,018 shares, -0- shares, 2,117 shares, 3,313 shares and 2,095 shares, and 25,581 shares, respectively, pursuant to our Retirement Savings and Investment Plan in respect of which such persons have shared voting power and sole investment power.

(2) Represents all stock options exercisable within 60 days of February 26, 2008 awarded under the 1995 Executive Incentive Compensation Plan and the 1995 Non-Employee Directors' Stock Plan. Unexercised stock options have no voting power.

(3) Includes non-voting phantom shares held under the Supplemental Retirement Benefit Plan which will ultimately be paid out in cash based upon the value of shares of common stock at the time of the payout, as well as non-voting phantom shares held in our non-qualified Retirement Savings and Investment Plan. Also includes for Mr. Butler 36,667 restricted stock units; for Mr. Fazzolari, 40,667 restricted stock units; for Mr. Kimmel, 19,367 restricted stock units; for Mr. Neuffer 15,333 restricted stock units; and for Mr. Schnoor 9,033 restricted stock units that were awarded in January 2006, January 2007 and January 2008 and vest in three years from

the date of grant for the 2006 grant and on a pro rata basis over a three-year period for the 2007 and 2008 grants, subject to the terms of the 1995 Executive Incentive Compensation Plan.

(4) Appointed to the Board effective January 1, 2008.

(5) Includes 38,000 shares owned by his wife as to which Mr. Sordoni disclaims beneficial ownership.

(6) Certain Directors have elected to defer a portion of their Directors' fees in the form of credits for non-voting phantom shares under the terms of our Deferred Compensation Plan for Non-Employee Directors. These phantom shares are included. They will ultimately be paid out in cash based upon the value of the shares at the time of payout. Also includes 500, 750, 1,000 and 2,000 restricted stock units that were granted under the 1995 Non-Employee Directors' Stock Plan on May 3, 2004, May 2, 2005, May 1, 2006 and May 1, 2007, respectively.

(7) This information is derived from a Schedule 13G filing by such person with the Securities and Exchange Commission in January 2008, representing sole voting power over 2,369,854 shares, shared voting power over 1,674,973 shares and sole dispositive power over 5,522,787 shares. These holdings represent 6.6% of our common stock.

Except as otherwise stated, each individual has sole voting and investment power over the shares set forth opposite his or her name. None of the Directors and executive officers individually beneficially owned more than 1% of our common stock, and our Directors and executive officers as a group beneficially owned approximately 0.99% of our outstanding common stock. The mailing address for our Directors and executive officers is c/o Harsco Corporation Corporate Secretary, 350 Poplar Church Road, Camp Hill, PA 17011.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the "Audit Committee") is composed of five Directors, each of whom is considered independent under the rules of the New York Stock Exchange and the Securities and Exchange Commission ("SEC"). The Audit Committee, has, as part of its membership, an individual who satisfies the definition of a "financial expert," as promulgated by the SEC. Ms. Kathy Eddy, a certified public accountant and former Chairman of the American Institute of Certified Public Accountants, has been a member of the Audit Committee since September 28, 2004 and serves as the Audit Committee's "financial expert."

The Audit Committee operates pursuant to a written charter which was adopted in 1992 and which was most recently amended in February of 2008. A copy of the Audit Committee Charter can be viewed at the Corporate Governance section of our website at *www.harsco.com.*

The Audit Committee has adopted a policy for pre-approval of audit, non-audit and tax services by the independent auditors. The Audit Committee may pre-approve services, such as the annual audit fee and statutory audits. The services to be provided are to be reviewed with the Audit Committee and approval is given for a specific dollar amount and for a period of not greater than 12 months. Services that are not pre-approved in this manner must be pre-approved on a case-by-case basis throughout the year. Additionally, if the pre-approved fee is to be exceeded, approval of the Audit Committee must be obtained. In making its decision regarding the approval of services, the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence, whether the independent auditor is best positioned to provide such services and whether the services might enhance our ability to manage or control risk or improve audit quality. No services were provided during the last two fiscal years pursuant to the de minimis safe harbor exception from the pre-approval requirements.

The Audit Committee reports to and acts on behalf of the Board of Directors by monitoring our financial reporting processes and system of internal controls, and monitoring our internal auditors and overseeing the independence and performance of the independent auditors. In carrying out these responsibilities, the Audit Committee discussed with our internal auditors and independent auditors the overall scope and plans for their respective audits of our financial statements. The Audit Committee also meets with members of management, our independent auditors and our internal auditors on a regular basis or as may otherwise be needed. The Audit Committee Chairman or her designee meets with management and with the independent auditors each quarter to review and discuss our Quarterly Report on Form 10-Q or Annual Report on Form 10-K prior to its filing with the SEC.

While the Audit Committee and Board of Directors monitor our financial record keeping and controls, it is our management that is ultimately responsible for our financial reporting process, including our system of internal controls, disclosure control procedures and the preparation of the financial statements. The independent auditors support the financial reporting process by performing an audit of our financial statements and issuing a report thereon.

The Audit Committee has reviewed and discussed with management and the independent auditors the audited consolidated financial statements for the year ended December 31, 2007 and related periods. These discussions focused on the quality, not just the acceptability, of the accounting principles used by us, key accounting policies followed in the preparation of the financial statements and the reasonableness of significant judgments made by management in the preparation of the financial statements and alternatives that may be available.

In addition, the Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as modified or supplemented, including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with PricewaterhouseCoopers LLP, our independent auditors, matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received by the Audit Committee from our independent auditors required to be delivered by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based on the review and discussions referred to above, the Audit Committee's review of the representations of management and the report of the independent auditors, the Audit Committee recommended to our Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS:

K. G. Eddy, Chairman
D. H. Pierce
C. F. Scanlan
J. I. Scheiner
J. P. Viviano

FEES BILLED BY THE INDEPENDENT AUDITORS FOR AUDIT AND NON-AUDIT SERVICES

The following table sets forth the amount of audit fees, audit-related fees, tax fees and all other fees billed or expected to be billed by PricewaterhouseCoopers LLP, our principal auditor for the fiscal years ended December 31, 2007 and December 31, 2006.

	Amount 2007	Amount 2006
Audit Fees(1)	$ 5,335,000	$5,873,600
Audit-Related Fees(2)	$ 632,007	$1,013,100
Tax Fees(3)	$ 5,153,501	$1,355,500
All Other Fees(4)	$ 139,331	$ 130,600
Total Fees	$11,259,839	$8,372,800

(1) Includes the integrated audit of the consolidated financial statements and internal controls over financial reporting as well as statutory audits and quarterly reviews.

(2) Includes due diligence procedures and accounting consultations.

(3) Includes services performed in connection with income tax services other than those directly related to the audit of the income tax accrual. Tax services increased from 2006 to 2007 primarily due to a global reorganization project undertaken by the Company which encompassed a variety of permissible services, including technical tax advice related to U.S. and international tax matters and assistance with foreign income and withholding tax matters. Prior to commencement of this project, a competitive proposal was undertaken that involved the largest accounting firms. PricewaterhouseCoopers LLP was ultimately the winner of the competitive bid.

(4) Includes certain agreed upon procedures and licensing fees for software products.

The Audit Committee has considered the possible effect of non-audit services on the auditors' independence and pre-approved the type of non-audit services that were rendered.

PROPOSAL 2: APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has designated PricewaterhouseCoopers LLP as independent auditors to audit our financial statements for the fiscal year ending December 31, 2008. This firm has audited the financial statements of the Company and its predecessors since 1929. Although not required to do so by law or otherwise, the Audit Committee desires that stockholders ratify its selection of PricewaterhouseCoopers LLP as our independent auditors. Therefore, the Audit Committee's choice of independent auditors will be submitted for ratification or rejection at the Annual Meeting. In the absence of contrary direction from stockholders, all proxies that are submitted will be voted in favor of the confirmation of PricewaterhouseCoopers LLP as our independent auditors. A representative of PricewaterhouseCoopers LLP will attend the Annual Meeting, with the opportunity to make a statement and answer questions of stockholders.

If this proposal is not ratified by a majority of the shares entitled to vote at the Annual Meeting, the appointment of the independent auditors will be reevaluated by the Audit Committee. Due to the difficulty and expense of making any substitution of auditors, it is unlikely that their appointment for the audit of the financial statements for the fiscal year ending December 31, 2008 would be changed. However, the Audit Committee may review whether to seek new independent auditors for the fiscal year ending December 31, 2009.

The Audit Committee, at its meeting held on November 12, 2007, reviewed and approved the fee estimate for the annual audit of our fiscal 2007 financial statements and, taking into consideration the possible effect of non-audit services on the auditors' independence, also reviewed specific non-audit services to be rendered for income tax services.

The Board of Directors recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

Our executive compensation program is carried out through several compensation methods. Each has its own purpose, but together they work to create a compensation package that both fairly compensates the individual for the services rendered to us and the results achieved and provides appropriate value to us for the payments we have made.

The primary compensation methods that we use and the manner in which they are administered include the following:

- Annual base salary, which is predicated upon, among other things, the degree of responsibility associated with the executive's position and the executive's past achievements;
- Annual cash incentive compensation awarded under the stockholder-approved 1995 Executive Incentive Compensation Plan, as amended (which we refer to as the 1995 Incentive Plan), the amount of which is based upon achievement of specific economic value-added (referred to as EVA®) goals established for us as a whole, as well as for a relevant business unit or units;
- Long-term equity compensation issued under the 1995 Incentive Plan in the form of restricted stock units (which we refer to as RSUs), the amount of which is based upon achievement of specific cash flow from operating activities and diluted earnings per share from continuing operations goals for 2007 and 2008 and long-term EVA goals for 2009 and beyond; and
- Various health, disability, retirement and other benefits, including post-termination arrangements, commonly found in similar companies.

In establishing the appropriate allocation of these various compensation components, our management believes that employees in higher ranks should have a higher proportion of their total compensation delivered through pay-for-performance cash incentives and long-term equity compensation; as a result, their compensation will be more significantly correlated, both upward and downward, to our financial performance. We also believe that as executives rise to positions that can have a greater impact on our performance, the compensation program should place more emphasis on the value of our common stock.

General Compensation Philosophy

In administering our executive compensation program, we look to accomplish the following:

- Incentivize management to achieve our annual performance goals, which are specifically designed to reinforce the creation and enhancement of stockholder value;
- Promote individual initiative and achievement;
- Provide levels of compensation that are fair, reasonable and competitive with comparable companies; and
- Attract and retain qualified executives who are critical to our long-term success.

Other Key Guiding Principles

In addition to the above goals, we, through our Compensation Committee, administer our executive compensation programs with these guiding principles in mind:

Guiding Principle	Rationale
Maintain total compensation packages that range from moderately below to moderately above industry medians	Compensation must be competitive with the marketplace in order to attract and retain talent while retaining some flexibility to provide higher rewards for better achievement
An increasing portion of an officer's total compensation should be based on performance as their seniority increases....	Executives most able to affect our performance should have a significant portion of their potential total compensation at risk and dependent upon our performance
A portion of an officer's total compensation should be stock-based..................	Executive officers should share in the gains and losses of common stock experienced by stockholders in order to reinforce the alignment of their respective interests

2007 Compensation Strategic Issues

The top issues considered by us and our Compensation Committee regarding 2007 compensation include the following:

- Determining appropriate compensation levels for the new senior management team;
- Reviewing and determining the appropriate target measures for the long-term equity portion of our compensation program;
- Reviewing and approving the disclosure in the Compensation Discussion and Analysis section of our Proxy Statement;
- Determining the appropriate level of employees to participate in our RSU long-term equity program considering overall reward levels, our costs, competitive factors and internal compensation equity; and
- Overseeing our increased efforts to identify, hire and develop key individuals within the company with the talent and abilities required to achieve our goals.

Compensation Consultants

Our Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Committee. The Compensation Committee has not directly engaged a compensation consultant but does utilize information provided by the consultants as follows:

Consultant	Component of Compensation Reviewed	Advice Provided
Stern Stewart & Co.	Annual EVA-based Incentive Plan and Long-term RSU Equity Compensation Program	Advises on economic value-added program, both from an operations and from a compensation standpoint and develops both annual and long-term EVA goals
Towers Perrin	Executive compensation benchmarking	Develops the annual compensation review of our top senior executives for our Compensation Committee

Stern Stewart & Co. was selected by us because of their expertise in working with economic value-added programs, both from an operating and from a compensation standpoint. Towers Perrin was chosen to provide compensation services to us because of their broad level of expertise in the compensation and benefits area and their expansive knowledge of relevant market data in these areas. Stern Stewart & Co. and Towers Perrin have in the past attended Compensation Committee meetings upon invitation from our Compensation Committee, though neither consultant attends Compensation Committee meetings on a regular basis.

Peer Group and Market Data

To ensure that total compensation for the named executive officers is aligned to the market, the Compensation Committee benchmarks salaries, total cash compensation (in other words, salary plus annual cash incentives) and total direct compensation (in other words, salary plus annual cash incentives and long-term incentive awards) annually against survey data provided by Towers Perrin during Towers Perrin's annual review of executive compensation for our senior executive officers. No other regular, formal benchmarking is undertaken by the Compensation Committee for compensation purposes, although the Committee does on a periodic basis review the competitiveness of aspects of the Company's benefits package.

In preparing the compensation survey data it provides to the Compensation Committee, Towers Perrin utilizes a broad industry-wide benchmarking database of over 800 companies. In completing its analysis that is eventually provided to the Compensation Committee, Towers Perrin takes into account our size and our lines of business by using regression analysis to adjust the entire database of information such that the market data provided corresponds to organizations and business units of similar size and composition.

We believe that compensation paid by the peer group is representative of the compensation required to attract, retain and motivate executive talent. The Compensation Committee periodically reviews and considers the peer group to confirm that it continues to be an appropriate benchmark for the named executive officers' compensation and company performance.

Benchmarking

In reviewing salary, total cash compensation and total direct compensation, the Compensation Committee considers how each named executive officer's compensation compares to the

50th percentile. For 2007, our named executive officers' target compensation was determined to be at the following percentiles of the benchmark group:

Name	Salary	Total Cash Compensation	Total Direct Compensation
Mr. Hathaway	53.8%	53.8%	46.5%
Mr. Fazzolari	54.9%	56.6%	57.3%
Mr. Butler	50.2%	49.9%	57.3%
Mr. Neuffer	42.3%	39.8%	41.8%
Mr. Schnoor	53.1%	53.1%	53.7%
Mr. Kimmel	33.6%	32.5%	37.2%

We utilize the same compensation program philosophy and objectives for each of our named executive officers. As a result, salary, annual incentive awards and long-term incentive awards for our named executive officers generally differ only in terms of quantum. The Compensation Committee did not specifically structure its compensation decisions to create notable disparity between the compensation elements paid to our named executive officers. Instead, the differences between the amounts paid to our named executive officers result from the standard application of our compensation policies and formulae, and specifically result from considerations such as:

- Differences in the scope of responsibilities held by the named executive officers;
- Benchmarking performance related to salaries, total cash compensation and total direct compensation;
- Length of service with us and in specific positions; and
- Performance (specifically the effect of what the Compensation Committee has viewed as exceptional performance) of duties during a named executive officer's tenure with us.

Applying the above philosophies to our actual results, you will find that the only named executive officer for whom compensation was established outside the range discussed above is Mr. Kimmel (in terms of each of salary, total cash compensation and total direct compensation).

Mr. Kimmel's result is because he has been in his position (four years as of 2007) for less time than the other named executive officers (other than Mr. Neuffer), because of a relatively low starting base salary when he moved into his position and due to the fact that increases in responsibility have increased his target compensation but have not yet been reflected in his base compensation. The Compensation Committee considered these rationales when establishing compensation for Mr. Kimmel, and determined that the results were acceptable.

Role of Management in the Compensation Process

Our Chairman and CEO plays several roles in our compensation process. In general, he reviews our proposed overall budget increases for executive officer salaries and approves, on an individual basis, recommendations made by management regarding year-to-year executive compensation increases. More specifically, our Chairman and CEO reviews both (1) benchmark compensation materials and other related information provided by Towers Perrin, one of our compensation consultants, and (2) recommendations submitted by members of our senior management team, before submitting management's recommendations to the Compensation Committee regarding salary increases and changes to bonus percentages and equity compensation awards for members of our senior management team, as well as the reasons for these recommended changes. Our Chairman and CEO also provides factual support to the Committee with regard to recommendations to the Committee of senior management salary and incentive where discretion is utilized.

Our Chairman and CEO also provides the Compensation Committee with factual information on which it bases its decisions regarding his compensation. As an example, our Chairman and CEO meets with the Compensation Committee in executive session during each November to review our results for that fiscal year. Our independent directors participate in the November session. The Chairman and CEO has no decision-making involvement with respect to his own compensation, however. Instead, the Compensation Committee determines its recommendation regarding the Chairman and CEO's compensation package for the subsequent fiscal year based on the facts gathered from its meeting with the Chairman and CEO, plus compensation survey information provided to us by Towers Perrin and whatever other information and factors it chooses to consider from year-to-year.

The Chairman and CEO, who is typically a member of our senior management team, has the authority to call Compensation Committee meetings. We are not aware, however, of any Compensation Committee meeting called by the Chairman and CEO during the past five years. Additionally, the Chairman and CEO has the authority to call and hold meetings with each of Towers Perrin and Stern Stewart & Co., our compensation consultants, as these consultants are engaged by us, not the Board of Directors or any of its committees. We are unaware of any individual meeting between the Chairman and CEO and any of our compensation consultants in recent history.

Impact of Individual Performance

The primary factors that the Compensation Committee considers when making compensation decisions for the named executive officers are those related to our overall corporate performance. To a much lesser extent, the Compensation Committee considers individual performance by each of the named executive officers during the course of the year, as evaluated by the Compensation Committee in the case of the CEO, and by the CEO and the Compensation Committee in the case of our other named executive officers. The Compensation Committee also considers the performance of our divisions in the case of the named executive officers who lead such divisions. If and when individual performance is considered material by the Compensation Committee, however, individual performance generally has an impact on compensation decisions in only two ways, both of which involve the significant use of discretion on the part of the Compensation Committee.

First, if applicable, the Compensation Committee considers individual performance when determining named executive officers' base salaries. If and when individual performance is taken into account, certain non-quantifiable factors may be considered by the Compensation Committee when establishing executives' salaries, including the executives' performance in leading improvements in the financial performance of poorly performing businesses or divisions, or addressing specific and major Company events or issues outside the ordinary course of business (for example, acquisitions, divestitures, financings, restructurings, etc.). Many of these "other" factors are clearly not established, "hard and fast" performance goals, but are qualitative individual performance factors that, if and when taken into consideration, would generally have a significant impact on our performance for the year and the individual officer's success in his or her position.

Second, if applicable, the Compensation Committee also generally considers individual performance when determining our named executive officers' long-term incentive compensation awards. When determining the equity awards to be paid out to the named executive officers, the

Compensation Committee will first look at our overall performance with respect to the pre-established financial goal or goals. If our overall goals are satisfied, the Compensation Committee next looks to the financial performance of the division for which the officer is responsible, and then to the officer's individual and non-quantifiable contributions to the Company during the fiscal year. If the Compensation Committee does not believe that a named executive officer has adequately contributed to our overall performance during the fiscal year, the Compensation Committee may reduce the number of RSUs awarded to the officer (assuming that company-wide performance targets have been achieved such that RSU payouts would have otherwise been approved). The Compensation Committee exercised this type of negative discretion when determining equity payouts for 2007 with respect to certain officers other than the named executive officers.

The Compensation Committee considered the following individual performance and other quantifiable and non-quantifiable factors (including financial performance factors involving particular divisions within a named executive officer's area of responsibility) when making compensation decisions for the following named executive officers:

- For Mr. Hathaway: our overall growth in revenues, earnings and EVA; management succession and development; and our successful completion of significant transactions;
- For Mr. Butler: EVA improvement; overall growth in revenues and earnings for our access services and mill services divisions; management succession and development for our access services and mill services divisions; and the successful handling and integration of key transactions;
- For Mr. Fazzolari: our overall growth in revenues, earnings and EVA and improved performance, looking primarily to financial measures and overall strategic development goals, including the successful completion of significant transactions and the implementation of our values based management system;
- For Mr. Schnoor: proper implementation and oversight of all financial processes and systems on a global basis;
- For Mr. Kimmel: our successful completion of significant transactions; our handling of major litigation matters and other legal issues; implementation of human resources strategic initiatives; and the successful oversight of risk management issues; and
- For Mr. Neuffer: EVA improvement, overall growth in revenues and earnings for our minerals and rail technologies group; reorganization of certain companies within our minerals and rail technologies group; and management succession and development for our minerals and rail technologies group.

Components of Executive Compensation

Each component of direct and indirect compensation paid to our executive officers is summarized in the table below:

Component	Characteristics	Purpose	Where Reported in Accompanying Tables
Base Salary	Base salary generally comprises 23% to 47% of the total compensation of our named executive officers.	To provide a base level of compensation for the services provided to the Company	Summary Compensation Table under the "Salary" column

Component	Characteristics	Purpose	Where Reported In Accompanying Tables
	Determined based upon competitive salary data provided by Towers Perrin, each individual's past performance and their level of responsibility within our organization		
Annual Cash Incentive Compensation	Payout is based on the extent of the achievement of independently pre-established EVA® targets, both at a company and division level, taking into account the executive's salary and bonus percentage	To compensate for the achievement of pre-established annual goals which the Board believes will increase stockholder value	Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column and Grants of Plan-Based Awards for Fiscal Year 2007 Table under the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column
Long-term Equity Compensation	The actual number of Restricted Stock Units granted to an executive is a function of the level of achievement attained by us based on specified performance targets and the exercise of discretion by the Compensation Committee of our Board of Directors, which may, in its discretion, reduce an award below the targeted payout amount	To compensate for the achievement by the Company of longer-term goals which are pre-established by the Board and whose achievement is believed to increase stockholder value over the longer term	Summary Compensation Table under the "Stock Awards" column; Grants of Plan-Based Awards for Fiscal Year 2007 Table under the "Grant Date Fair Value of Stock and Option Awards" column; Outstanding Equity Awards at Fiscal 2007 Year-End Table; and 2007 Option Exercises and Stock Vested Table.
Perquisites	Of a nature other than cash and designed to meet certain needs of our executives while providing a competitive package for that level of executive	To provide our executives with selected benefits commensurate with those provided to executives at our peer group companies which permit the employee to address certain health, disability and other needs	Summary Compensation Table under the "All Other Compensation" column
Retirement Benefits	Primarily delivered through defined contribution plans that are similar in form to those benefits available to our other employees	To provide an appropriate level of replacement income upon retirement	Summary Compensation Table under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column and "All Other Compensation" Table.

Component	Characteristics	Purpose	Where Reported in Accompanying Tables
Potential Payments upon Change in Control	Contingent in nature. Most elements are payable only if a named executive officer's employment is terminated as specified under the change in control provisions of various plans	To encourage executives to consider as objectively as possible whether a possible change in control transaction is in the company's best interests	Termination or Change in Control Arrangements Tables
Other Potential Post-Employment Payments	Contingent in nature. Amounts are payable only if a named executive officer's employment is terminated as specified under the arrangements of various plans	Lists potential payments under the scenarios of death, disability, retirement, termination without cause or for cause, and voluntary separation	Termination or Change in Control Arrangements Tables

Analysis of 2007 Executive Compensation

Salaries

In determining annual salary levels for each of our executive officers we, through our Compensation Committee, take into consideration the following factors:

- the available salary budget, which is established based on projected salary increases for comparable industries (taken from various survey sources) and overall profit objectives;
- the officer's current and historical performance and contribution to our business, including the achieved results of the operations for which they are responsible and other key strategic accomplishments on pre-established goals within his or her areas of responsibility;
- each officer's level and amount of responsibility within our business, focusing particularly on the individual's ability to impact bottom line results either directly or through the groups of people they manage;
- comparison to other internal salaries, with the goal of internal equity that rewards positions with similar levels of responsibility similarly;
- information developed by Towers Perrin;
- the overall operating results that have been achieved by us and each individual division; and
- our salary range structure for various grade levels.

Of particular importance during 2007 were anticipated promotions in light of the implementation of our senior management succession plan, including the retirement of our CEO. As a result, our Compensation Committee, in reviewing salaries during 2007, took into account the expanded roles that much of our senior management would experience in the coming year and, in November 2007, the Compensation Committee approved increases in the base salary levels of the named executive officers (other than Mr. Hathaway) ranging from 11.1% to 70% over the prior year's salary. These salaries were based on the new job responsibilities for each named executive officer. The average level of salary increases for non-executive officers throughout our business was 4.8% and ranged from 0% to 5.4% percent. This comparison is of limited value, however, since all of the named executive officers other than Mr. Hathaway, who retired, were promoted and their compensation increase included these amounts.

Annual Incentive Compensation Plan

After the end of each fiscal year, management presents to our Compensation Committee a summary and recommendation for management incentive bonuses. The presentation includes the following:

- Information on our EVA performance for the fiscal year just ended, both on an overall company and individual division basis;
- Awards to each executive officer under the plan during the prior three years;
- Salaries for the fiscal year just ended and target award information; and
- A specific recommendation for management incentive bonuses based on the above criteria.

Our 1995 Executive Incentive Compensation Plan (referred to as the 1995 Incentive Plan) is periodically approved by our stockholders and was last approved at our 2004 Annual Meeting.

Target Annual Incentive Payouts

Payments of annual incentives under the 1995 Incentive Plan are a function of the executive's annual salary multiplied by the applicable bonus percentage, which in turn is multiplied by a performance percentage. The bonus percentage is determined for each individual executive and is a function of the individual's level of responsibilities and his or her ability to impact our overall results. The percentage is calculated by multiplying the individual's salary grade by .02. The .02 is a factor which ties the various salary grades used by us to an appropriate incentive range.

The performance percentage is determined based on achievement of EVA objectives and can range from 0 to 200%. The target bonus is at 100% performance. Zero and 200% were set as outer limits based on recommendations by our consultant, Stern Stewart & Co., and our desire to keep incentive payments within a certain range. Because of the way the incentive system is structured, it is unlikely that either an award of zero or 200% will be achieved, with the probability being approximately 15% that either result will be attained. In the past, certain divisional officers have achieved zero payouts as well as 200% payouts. Since the annual incentive program is formula driven and the formula is approved at the same time as the annual performance targets, our Committee only has discretion to reduce the recommended awards for the named executive officers.

The target bonus percentages for the named executive officers for 2007 were as follows:

Executive	Minimum	Maximum	Target
D.C. Hathaway	0	200%	100%
S.D. Fazzolari	0	140%	70%
G.D.H. Butler	0	108%	54%
R.C. Neuffer	0	92%	46%
S.J. Schnoor	0	80%	40%
M.E. Kimmel	0	100%	50%

Actual annual incentive awards to the named executive officers are detailed in the Summary Compensation Table.

Performance Metric for Annual Incentive Compensation Plan; Fiscal 2007 Performance Results for Performance Metric

EVA is an operating mindset that is instilled in our employees and is utilized in the way we operate our businesses. In light of this, it was deemed the appropriate measure by which to judge results for incentive purposes. EVA is calculated by subtracting from net operating profit after tax (which is similar to operating earnings less taxes) a charge for capital employed in the particular business (which is the product of the amount of capital utilized multiplied by the particular cost of capital assigned to that business).

EVA improvement is a measure of the growth anticipated by shareholders. It represents the amount that EVA (calculated as described above) must improve each year in order for our current operations value (referred to as COV) to increase to its total market value. COV is calculated as the sum of our current EVA capital plus the value that would be produced if EVA was maintained at its current level (in other words, no growth in EVA) into perpetuity.

The 2007 EVA improvement target was developed by our compensation consultant, Stern Stewart & Co., based on the principles outlined above. The payout under the annual incentive bonus program is based on the amount of economic value created in the appropriate year, both for the company as a whole and for the business units for which a senior officer has responsibility. The EVA improvement target for 2007 for the company as a whole was $7,300,000. The EVA improvement required for a target bonus payout for the business units for which Mr. Butler was responsible was $4,334,000 and the EVA improvement required for a target bonus payout for the business units for which Mr. Neuffer was responsible was $1,552,000.

In addition to the EVA improvement target, an EVA interval both above and below the EVA improvement target is also calculated. The EVA intervals serve as the guide for determining an officer's performance bonus multiplier in terms of the amount of EVA improvement actually achieved. For example:

- If the annual EVA improvement achieved equals the target, the officer receives 100% of his target performance bonus.
- Similarly, if the annual EVA improvement achieved is within one interval above or below the target, the officer receives a percentage of his target performance bonus, which is calculated by extrapolating the percentage of the interval achieved.
- If the annual EVA improvement achieved is more than one interval above the target, the officer would receive twice his target performance bonus.
- Conversely, if the annual EVA improvement achieved is more than one interval shy of the target, the officer receives no bonus.

For 2007, the EVA interval for the company as a whole was $32,000,000. The EVA interval for those business units for which Mr. Butler has responsibility was $29,800,000, and the EVA interval for the business units for which Mr. Neuffer has responsibility was $8,600,000.

An example of how the EVA system works may provide clarification. If we as a whole achieved $7,300,000 in EVA improvement, those individuals paid on company-wide performance would receive their target payout amount (100%). If, instead, we as a whole achieved $39,300,000 or more (that is, $7,300,000 plus $32,000,000) in EVA improvement, an individual paid on corporate performance would receive his or her maximum payout amount (200%). If the amount of EVA improvement achieved was less than $7,300,000 but more than a negative $24,700,000 (that is, $7,300,000 minus $32,000,000), then the officer would be entitled to a payout, but the payout would be an amount less than the target payout and calculated by extrapolating the percent of the interval achieved. If the amount of EVA improvement achieved was more than $7,300,000 but less than $39,300,000, then the officer would be entitled to a payout in an amount more than the target payout, but calculated by extrapolating the percent of the interval achieved.

In 2007, we as a whole produced $36,963,000 in EVA improvement ($29,663,000 above the applicable EVA target), which resulted in a bonus percentage of 193% for those individuals whose bonuses were based on corporate performance. The business units for which Mr. Butler was responsible generated $26,071,000 in EVA improvement ($21,737,000 above the applicable EVA target), which resulted in a bonus percentage of 173% for Mr. Butler. The business units for which Mr. Neuffer was responsible generated $12,585,000 in EVA improvement ($11,033,000 above the applicable EVA target), which resulted in a bonus percentage of 200% for Mr. Neuffer.

We, with the input of Stern Stewart & Co., have established minimum, target and maximum objectives for overall EVA performance for 2008 and allocated that target objective among the divisions. Thus, the annual incentive compensation awards of the corporate officers are closely related to the overall performance of the divisions against their EVA goals. Goals are recommended by Stern Stewart to the Committee, and senior management has very limited input into the establishment of the EVA targets.

Equity Compensation

The primary purpose of our long-term incentive compensation program, as evidenced by grants of RSUs, is to drive maximum stockholder return by directly aligning the interests of management and stockholders and motivating key executives to remain with us. We believe our long-term incentive program achieves this goal by:

- Rewarding the named executive officers for the creation of sustained shareholder value;
- Encouraging ownership of our stock by management;
- Fostering teamwork; and
- Providing us with a means to retain and motivate high-caliber executives.

In 2007, we expanded the scope of our long-term incentive compensation program, increasing the number of participants by including more individuals deemed key employees. Although many of these individuals have not yet reached the level of executive officer, they are considered instrumental to our continued growth and execution of our strategic plans. As a result, further incentivizing these individuals and further tying their compensation to our long-term performance was deemed by us and our Board to be a key consideration as we look toward the future of our company and our businesses.

Approval of RSU Target Awards

During their November 2006 meeting, after review and consideration of benchmarking information and the performance of the individual officers, the Compensation Committee approved proposed RSU grants for each named executive officer for fiscal 2007 as follows:

Named Executive Officer	Target Award
D.C. Hathaway	40,000 RSUs
S.D. Fazzolari	16,000 RSUs
G.D.H. Butler	16,000 RSUs
R.C. Neuffer	5,000 RSUs
S.J. Schnoor	3,500 RSUs
M.E. Kimmel	10,000 RSUs

Performance Metrics for RSUs

Under the restricted stock unit program, performance goals for a given year have historically been established at least one year in advance by our Compensation Committee. Our Compensation Committee approved the 2007 goals of diluted earnings per share from continuing operations and cash flow from operating activities at its January 2005 meeting and approved 2008 diluted earnings per share from continuing operations and cash flow from operating activities goals at its November 14, 2005 meeting. EVA performance goals for RSUs were approved by the Compensation Committee at its March 2007 meeting.

At its meeting in November 2006, our Committee increased the performance goals for the 2007 and 2008 years for the expected level of diluted earnings per share from continuing operations and cash flow from operating activities resulting from the Hünnebeck and Brambles acquisitions that occurred in late 2005. The amount of the increase was 15.6% to 13.3% for diluted earnings per share from continuing operations and 16.7% to 15% for cash flow from operating activities. In years where two performance measures are utilized, each measure has equal weighting.

Performance goals for earning per share from continuing operations and cash flow from operating activities (for calendar years 2007 and 2008) and EVA improvement (for calendar years thereafter) are recommended by management to the Committee and are based upon expectations regarding the targeted growth in these measures over the performance period. The recommended objectives are consistent with the objectives discussed with the investment community by management for the longer term periods.

Approved 2007 Performance Goals and Performance Results

Performance goals for diluted earnings per share from continuing operations and cash flow from operating activities for fiscal 2007 were as follows:

Diluted earnings per share from continuing operations	$2.23
Cash flow from operating activities	$420 million

The actual diluted earnings per share from continuing operations achieved by us in 2007 was $3.01. The actual cash flow from operating activities achieved by us in 2007 was $472 million. The significant over-achievement of the diluted earnings per share from continuing operations goals was the result of several years of earnings growth of over 30%. This growth was achieved by both strong organic growth within each of our businesses, as well as numerous successful acquisitions that have added substantial accretion.

Actual RSU Awards

The Compensation Committee determines final RSU awards at the first committee meeting at the beginning of the fiscal year based on performance results for the covered period. As a result of diluted earnings per share from continuing operations and cash flow from operating activities achievement, each of the named executive officers received their full target RSU award. Actual RSU awards to the named executive officers for fiscal 2007 are detailed in the Grants of Plan Based Awards for Fiscal Year 2007 Table. The RSU Award amounts shown in the Summary Compensation Table reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of RSU awards under the 1995 Incentive Plan. As a result, the Summary Compensation Table includes amounts from awards granted in and prior to 2007 and does not include the RSU awards made in January 2008 based on 2007 performance measures, which are discussed in this section.

With respect to 2007, the Compensation Committee chose to structure Mr. Hathaway's RSU grant differently than those for the other named executive officers. In general, when RSUs are awarded to our executive officers based on the achievement of applicable performance criteria, the RSUs vest over a three-year period. Settlement for the vested RSU award is generally made in shares, net of all taxes. When this program was introduced in 2005, however, the Compensation Committee took into consideration Mr. Hathaway's intention to retire within a few years, his equity holdings in the Company and his diversification plans. Based on these considerations, the Compensation Committee determined to settle Mr. Hathaway's RSU awards in cash rather than RSUs. Mr. Hathaway announced his retirement as our Chief Executive Officer in September 2007, which retirement was effective December 31, 2007. As a result, we anticipate that all named executive officers will have the same structure in 2008 and beyond.

Stock Ownership Guidelines

In 2007, we established stock ownership guidelines which apply to the named executive officers and certain other RSU plan participants, to encourage the retention of stock acquired through our RSU award program. These guidelines are based on a multiple of an individual's base salary and were benchmarked against the stock ownership guidelines of similar companies and were also based on the Board's determination of appropriate share ownership levels based on our compensation system. Under the guidelines, a participant is required to maintain certain share ownership levels of our common stock and is restricted from selling more than half of the shares held by them until the restrictions have been met. The share ownership levels (based on fair market value as measured periodically) for each named executive officer are as follows:

Named Executive Officer	Multiple of Salary
S.D. Fazzolari	Five times salary
G.D.H. Butler	Five times salary
R.C. Neuffer	Three times salary
S.J. Schnoor	Three times salary
M.E. Kimmel	Three times salary

Individuals to whom the stock ownership guidelines apply have five years from the date they are first granted RSUs to comply with the guidelines in light of their recent establishment. All common stock held by the individual, whether acquired as a result of an RSU grant or otherwise, is included in determining whether a named executive officer has achieved the applicable ownership guideline. Stock options are not included in calculating whether the guidelines have been met. Failure to meet the guidelines within the applicable five-year period on the part of an individual could result in such individual being penalized by the Compensation Committee, whether through a reduction in future grants or otherwise.

Total Direct Compensation

The Compensation Committee believes the pay elements described above are consistent with our compensation philosophy of paying for performance, paying competitively and attracting and retaining key talent. Each pay element is designed to complement the other and reward the achievement of short-term and long-term objectives. In establishing total direct compensation, after review and consideration of peer group data, our Compensation Committee reviews each aspect of direct compensation (that is, salary, annual bonus and RSU awards) on both an individual component and a combined basis. The Compensation Committee intends that the total direct compensation combination will result in compensation at the market median.

Total direct compensation is further intended to be interrelated, such that the positive or negative performance in one will directly or indirectly affect the performance of the other components. For example, the annual EVA incentive program is directly tied to the level of the individual's salary because the payment is based on a percentage of salary. Also, as discussed above, the percentage of salary that is received as an annual incentive bonus is a function of the level of achievement of the EVA target and the individual's salary grade. The level of RSU grants is not a direct function of salary, as target grants are established by our Compensation Committee based on a number of other factors, including the individual's ability to impact long-term results, his or her performance history and his or her level of salary. However, since the payout of the annual incentive plan is based on EVA and the RSU grants (for 2007 and 2008) are based on the achievement of diluted earnings per share and cash flow from operating activities goals, although there is no direct correlation between the measures; there are interrelations among these measures such that the positive or negative performance as to one of the measures will likely be reflected in positive or negative performance of the others. For example, one of the components of EVA is net operating profit after tax. While this is not the same as the net income used in determining diluted earnings per share from continuing operations, there is a strong correlation such that the failure to achieve a diluted earnings per share from continuing operations target, depending upon the level at which it was established, may also be reflected in a lower EVA award because of a lower net operating profit after taxes.

During the review of compensation for 2007, which was completed in 2006, and in connection with the preparation of this report, our Compensation Committee did review and take into consideration all aspects of compensation which might be paid to an executive, whenever earned in his or her career. In order for this review to occur, information was provided to the Committee in various ways, none of which may qualify as a "tally sheet," as that term is generally understood. The following table summarizes the direct compensation elements awarded to the named executive officers in fiscal 2007 using the full grant date value for RSUs awarded in 2007. Inclusion of the table is not intended to replace the Summary Compensation Table, but rather to reflect how the

Compensation Committee views the compensation awarded to the named executive officers during the year.

Name	Salary	Annual Incentive Compensation	RSU Awards	Total Direct Compensation
D.C. Hathaway	$1,000,000	$1,930,000	$1,584,900	$4,514,900
S.D. Fazzolari	$ 500,000	$ 675,500	$ 387,642	$1,563,142
G.D.H. Butler	$ 705,800	$ 659,358	$ 523,929	$1,889,087
R.C. Neuffer	$ 275,000	$ 253,000	$ 245,753	$ 773,753
S.J. Schnoor	$ 255,000	$ 196,860	$ 93,205	$ 545,065
M.E. Kimmel	$ 275,501	$ 265,858	$ 170,718	$ 712,077

Our outstanding performance over the past several years has resulted in above-target payouts under the annual incentive plan and payouts at the target/maximum level for the equity incentive plan. The Compensation Committee did not exercise its authority to decrease any total direct compensation element payable to the named executive officers for fiscal 2007. The excellent prior years' results have made it likely that the pre-established equity plan performance targets (diluted earnings per share from continuing operations and operating cash flow) for 2008 of $2.55 in the case of diluted earnings per share from continuing operations and $460 million in the case of cash flow from operating activities will be reached. Prior years' performance will not impact the achievability of the 2008 EVA incentive plan targets. We have provided guidance for 2008 diluted earnings per share from continuing operations and cash flow from operating activities of $3.45 and $525 million respectively. These numbers represent mid-point guidance given on January 31, 2008 and speak only as of such date. We are not updating our guidance for the purposes of this proxy statement. The difference between our guidance numbers and the numbers set by us in 2006 reflect several years of earnings growth over 30%.

Indirect Compensation Elements

We have in place the following broad-based employee benefit plans in which the U.S. executive officers participate on the same terms as U.S. non-executive employees:

- health insurance;
- disability insurance;
- a term life insurance benefit equal to two times the individual's salary up to a maximum benefit of $500,000;
- a defined benefit pension plan; and
- a 401(k) Savings Plan.

Many of the above benefits are now offered on the same basis to all similarly situated employees (for example, to all U.S. employees). The relative amount of life insurance and disability insurance offered to a named executive officer is a function of the individual's salary, as is the amount contributed to the individual's 401(k) account, although that is also a function of the percentage of salary that the individual chooses to contribute to the plan and IRS maximum contribution limitations. In addition, the executive officers other than Mr. Butler participate in the Supplemental Retirement Benefit Plan (which we refer to as the SERP) as described under the section "Retirement Plans" below, which supplements the qualified pension plan, and in the non-qualified Retirement Savings and Investment Plan (referred to as the RSIP), which supplements our

401(k) Savings Plan with respect to contributions that could not be made because of Internal Revenue Service compensation and contribution limitations.

We also provide other benefits to certain executives including a change in control severance policy described below. Certain named executive officers, namely Messrs. Hathaway, Butler, Fazzolari and Neuffer, are entitled to cars provided by us or a cash allowance alternative, and the Board of Directors has approved a policy regarding the CEO's and the President's personal use of our aircraft. Corporate aircraft are used primarily for business travel and the Board policy includes a limitation on annual personal use unless the additional use is approved by the Lead Director of the Board. The CEO and the President are taxed on the imputed income attributable to personal aircraft use and do not receive tax assistance from us with respect to those amounts. For more information on the perquisites provided and to whom they apply, see the All Other Compensation Table which serves as a supplement to the Summary Compensation Table.

Our philosophy is to position the aggregate of these elements of compensation at a level that is competitive with our size and performance relative to other leading peer companies, as well as a larger group of general industry companies. We further believe that these other aspects of the executive compensation program are reasonable, competitive and consistent with the overall executive compensation program in that they help us attract and retain the best leaders.

Potential Payments upon Change in Control and Other Potential Post-Employment Payments

Change in Control Severance Agreements

On June 21, 2005 the Board of Directors authorized us to amend employment agreements then in place with Messrs. Hathaway, Fazzolari and Butler and to enter into similar forms of agreements with certain of our corporate officers, including Mr. Kimmel and Mr. Schnoor (together with Messrs. Fazzolari and Butler, referred to as the Change in Control Officers), which provide that in the event of a change in control, each such officer will remain in our employ for a period of three years from the date of the change in control (or to such officer's normal retirement date, if earlier), subject to the Change in Control Officers' right to resign during a thirty-day period commencing one year from the date of the change in control or for good reason. As a result of its reviews and analyses, the Compensation Committee also approved reductions in certain features of our change in control arrangements due to the fact that prior payment levels were no longer consistent with our philosophy regarding severance payments in general, which looks inward and to our overall employee severance arrangements rather than outward and toward a review of peer company policies. The Compensation Committee, following such review, determined that the remaining payment and benefit levels provided for under the change in control and other termination arrangements were consistent with our general severance philosophy. For more information, see Termination or Change in Control Arrangements and the corresponding tables below.

The Compensation Committee believes that the Change in Control Agreements serve the following purposes:

- assuring that we have the continued dedication and full attention of certain key employees prior to and after the consummation of a change in control event;
- ensuring that, if a possible change in control should arise and a Change in Control Officer should be involved in deliberations or negotiations in connection with the possible change in control, such officer would be in a position to consider as objectively as possible whether the

possible change in control transaction is in our best interests and those of our stockholders, without concern for his position or financial well-being; and

- Protecting us by retaining key talent in the face of corporate changes.

The change in control arrangements are reviewed on a regular basis, but not necessarily as part of the annual compensation review. This is because we generally consider the change in control agreements as compensation elements separate and apart from the other elements of our compensation arrangements. More specifically, the payments or benefits available under the change in control agreements do not have any significant impact on the Compensation Committee's general compensation decisions relating to salary and incentive payments. Instead, the Compensation Committee considers that the change in control agreements are in place to cover a specific and unlikely circumstance, namely if we are acquired and the executives lose their jobs. In this way, payments and benefits available under the change in control agreements are not viewed by the Compensation Committee as amounts that should impact the compensation amounts awarded on a year-to-year basis to the named executive officers for their ongoing management of the company.

Other Potential Post Employment Payments

Upon certain types of terminations of employment not related to a change in control, payments under various company policies and plans may be paid to the named executive officers. These events and amounts are more fully explained in the Termination or Change in Control Arrangements section below.

Policy Regarding Tax Impact on Executive Compensation

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits to $1 million the U.S. federal tax deductibility of compensation paid in one year by publicly traded corporations to the chief executive officer and the four other executives named in the compensation table of the Proxy Statement. Performance-based compensation is not subject to the limits on deductibility of Section 162(m), provided such compensation meets certain requirements, including stockholder approval of material terms of compensation.

We intend, to the extent practicable, to preserve deductibility under the Internal Revenue Code of compensation paid to our executive officers while maintaining compensation programs that effectively attract and retain exceptional executives in a highly competitive environment and, accordingly, compensation paid under our incentive compensation plans is generally tax-deductible. However, on occasion it is not possible to satisfy all conditions of the Internal Revenue Code for deductibility and still meet our compensation needs, and in such limited situations, we may choose to pay compensation that would otherwise not be deductible under Section 162(m) if we believe that it is appropriate and in our best interest.

Personal Use of Corporate Aircraft

In connection with our allowing personal use of our corporate aircraft by certain of our named executive officers, a portion of our related expense is non-deductible under recent changes to U.S. federal income tax law. We treat such personal use as compensation, as reported in the "All Other Compensation" column of the Summary Compensation Table.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and our Proxy Statement for our 2008 Annual Meeting of Stockholders, for filing with the Securities and Exchange Commission.

SUBMITTED BY THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS:

D. H. Pierce, Chairman
J. J. Jasinowski
C. F. Scanlan
J. I. Scheiner
A. J. Sordoni, III

The foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934.

Summary Compensation Table

The following table presents the compensation provided to Mr. Hathaway, Chairman and Mr. Fazzolari, Chief Executive Officer, as well as the four other most highly compensated executive officers, for services rendered to us in 2006 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)	Total ($)
D. C. Hathaway, Chairman(4)	2007	1,000,000	-0-	1,584,900(10)	-0-	1,930,000	966,061	4,965,108	10,446,069
	2006	1,000,000	-0-	715,100(11)	-0-	1,144,000	475,762	74,633	3,409,495
S. D. Fazzolari, Chief Executive Officer(5)	2007	500,000	-0-	387,642	-0-	675,500	176,377	48,873	1,788,392
	2006	450,000	-0-	189,562	-0-	411,840	101,952	42,041	1,195,395
S. J. Schnoor, Senior Vice President and Chief Financial Officer(6)	2007	255,000	-0-	93,205	-0-	196,860	21,587	23,520	590,172
	2006	241,000	-0-	49,502	-0-	130,959	41,343	23,211	486,015
G. D. H. Butler, President(7)	2007	705,800	-0-	523,929	-0-	659,358	296,898	93,258	2,278,833
	2006	630,160	-0-	189,562	-0-	425,357	762,200	78,380	2,085,659
R. C. Neuffer, Senior Vice President and Group President(8)	2007	275,000	-0-	245,753	-0-	253,000	47,593	35,350	856,696
	2006	250,000	-0-	156,714	-0-	210,000	81,789	33,533	732,036
M. E. Kimmel, Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary(9)	2007	275,501	-0-	170,718	-0-	265,858	6,714	23,520	742,311
	2006	245,501	-0-	49,502	-0-	168,512	5,494	33,972	502,981

(1) The amounts shown in this column represent the compensation cost recognized for financial statement purposes with respect to restricted stock units, computed in accordance with FAS 123(R). All grants of restricted stock units were made under the 1995 Incentive Plan. See Note 12, "Stock-based

Compensation" to Notes to Consolidated Financial Statements for a discussion of the assumptions used by the Company to calculate share-based employee compensation expense, as outlined in SFAS No. 123(R) in our Annual Report on Form 10-K for the year ended December 31, 2007. These awards are discussed in further detail under the heading "Equity Compensation" in the Compensation Discussion and Analysis.

The grant date fair value of the 2005 RSU awards was $25.20 per unit, which was determined using the average of the high and low price of the stock on the previous day's trading, less a discount for dividends not received during the vesting period. The grant date fair value of the 2006 RSU awards was $33.85 per unit, which was determined using the average of the high and low price of the stock on the previous day's trading, less a discount for dividends not received during the vesting period. The grant date fair value of the 2007 RSU awards was $38.25 per unit, which was determined using the average of the high and low price of the stock on the previous day's trading, less a discount for dividends not received during the vesting period. The above information does not reflect an estimate for forfeitures, and none of these awards has been forfeited as of February 26, 2008.

For the 2005 RSU awards, there was not accelerated recognition of compensation expense for those employees who reached the retirement age prior to vesting or who would reach retirement age prior to the stated vesting date.

Harsco does not have any RSU awards which are classified as liability awards under FAS 123(R).

(2) The amounts shown in this column constitute the annual cash incentive compensation paid to each officer under the 1995 Incentive Plan for calendar years 2006 and 2007 based on the achievement of specific EVA ® goals.

(3) All amounts shown represent changes in pension values. There were no above-market or preferential earnings on deferred compensation during fiscal year 2007.

(4) Mr. Hathaway retired as Chief Executive Officer effective December 31, 2007.

(5) Mr. Fazzolari was appointed to the position of Chief Executive Officer effective January 1, 2008. Prior to that date, Mr. Fazzolari served as President, Chief Financial Officer and Treasurer of the Company.

(6) Mr. Schnoor was appointed to the position of Senior Vice President and Chief Financial Officer effective January 1, 2008. Prior to that date, Mr. Schnoor served as Vice President and Corporate Controller.

(7) Mr. Butler was appointed to the position of President effective January 1, 2008. Mr. Butler also serves as Chief Executive Officer of the Access Services and Mill Services Segments. Prior to that date, Mr. Butler served as Senior Vice President-Operations and President of the MultiServ and SGB Group Divisions. Mr. Butler's salary and bonus are determined and paid in British pounds and are designated in the table in U.S. dollars. The conversion rates used for the amounts included in the Summary Compensation Table were £1.00 = $2.00 for 2007 and £1.00 = $1.85 for 2006.

(8) Mr. Neuffer was appointed to the position of Senior Vice President and Group President Minerals & Rail Services and Products Group effective January 1, 2008. Prior to that date, Mr. Neuffer served as President of the Minerals & Rail Technologies Group.

(9) Mr. Kimmel was appointed to the position of Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary effective January 1, 2008. Prior to that date, Mr. Kimmel served as General Counsel and Corporate Secretary.

(10) As was described in a Form 8-K filed by us on January 24, 2007, Mr. Hathaway received a grant of 20,000 restricted stock units (pre split amount) that was paid out in cash in the amount of $1,584,900. Our Compensation Committee and the Board considered Mr. Hathaway's significant holdings of our stock, the number of his unexercised stock options and the stage of his career with us in making this determination.

(11) As was described in a Form 8-K filed by us on January 26, 2006, Mr. Hathaway received a grant of 10,000 restricted stock units (pre split amount) that was paid out in cash in the amount of $715,100. Our Compensation Committee and the Board considered Mr. Hathaway's significant holdings of our stock, the number of his unexercised stock options and the stage of his career with us in making this determination.

All Other Compensation

We also provide certain perquisites to the named executive officers. The following table summarizes the incremental cost of perquisites and other benefits for the named executive officers in 2006 and 2007 and describes the other benefits included in the "All Other Compensation" column.

		Mr. Hathaway	Mr. Fazzolari	Mr. Schnoor	Mr. Butler(a)	Mr. Neuffer	Mr. Kimmel
Personal Use of Corporate Aircraft(b)	2007	62,026	15,307	-0-	-0-	-0-	-0-
	2006	41,464	8,793	-0-	-0-	-0-	-0-
Personal Use of Automobile	2007	8,562	8,877	-0-	45,244(c)	16,661	-0-
	2006	8,542	8,683	-0-	41,755(d)	16,661	-0-
Other Travel and Related Expenses(e)	2007	-0-	-0-	-0-	-0-	-0-	-0-
	2006	1,416	1,354	-0-	652	-0-	10,786
One time discretionary payment(f)	2007	2,500,000	-0-	-0-	-0-	-0-	-0-
	2006	-0-	-0-	-0-	-0-	-0-	-0-
RSU Grant(g)	2007	2,375,000	-0-	-0-	-0-	-0-	-0-
	2006	-0-	-0-	-0-	-0-	-0-	-0-
Our contributions to defined contribution plans	2007	9,000	14,169	13,400	-0-	6,040	13,400
	2006	13,000	13,000	13,000	-0-	6,123	13,000
Dollar value of life insurance premiums paid by us or on our behalf	2007	1,386	1,386	1,386	29,236	1,386	1,386
	2006	1,386	1,386	1,386	20,524	1,386	1,361
Dollar value of health insurance premiums paid by us or on our behalf	2007	8,842	8,842	8,442	1,664	10,971	8,442
	2006	8,533	8,533	8,533	1,504	10,353	8,533
Dollar value of long-term disability premiums paid by us or on our behalf	2007	292	292	292	17,114	292	292
	2006	292	292	292	13,945	292	292
Total	2007	4,965,108	48,873	23,520	93,258	35,350	23,520
	2006	74,633	42,041	23,211	78,380	33,533	33,972

(a) The conversion rate used for the amounts included in this table for Mr. Butler was £1.00 = $2.00.

(b) The value of personal use of corporate aircraft reflects the calculated incremental cost to us of personal use of corporate aircraft. Incremental costs have been calculated based on the variable operating costs to us. Variable costs consist of trip-specific costs including fuel, catering, mileage, maintenance, labor and parts, engine reserve, crew expenses, universal weather monitoring, landing/ramp fees and other miscellaneous variable costs. Incremental cost calculations do not include fixed costs associated with owning our aircraft since we would incur these costs anyway.

On certain occasions, an executive's spouse or other family member may accompany the executive on a flight.

(c) Includes a fuel allowance of $6,166.00.

(d) Includes a fuel allowance of $6,523.00.

(e) We occasionally invite named executive officers' spouses to accompany the officers to Board-related events for appropriate business purposes, for which we pay or reimburse travel and related expenses. These amounts are included in the "Other travel and related expenses" row to the extent they do not include travel on the corporate aircraft, which is discussed in footnote (b) above.

(f) As described in a Form 8-K filed by us on November 16, 2007, the independent members of the Board during a meeting held on November 12, 2007, reviewed the continuing progress of the management transition ongoing within the company. As a result of this review, the independent directors determined it was appropriate to make a one-time discretionary payment to Derek Hathaway. The independent directors determined that this discretionary payment was appropriate for numerous reasons, including outstanding success under Mr. Hathaway's leadership; Mr. Hathaway's accomplishments during his tenure as Chairman and CEO of the Company; and the smooth and successful transition of leadership. The payment will be made in April 2008 upon completion of Mr. Hathaway's service as Chairman.

(g) As was described in a Form 8-K filing made by us on January 28, 2008, our Compensation Committee and the Board approved a cash payment to Mr. Hathaway, who currently serves as our Chairman. The cash payment was in lieu of a restricted stock units award for Mr. Hathaway's performance as Chief Executive Officer during the period ended December 31, 2007. The Compensation Committee and the Board, in making the award, took into account the previously established maximum potential grant available to Mr. Hathaway under the 1995 Incentive Plan, the results achieved by us under Mr. Hathaway's leadership, the stage of his career, including his retirement as our CEO as of December 31, 2007, his retirement as Chairman of the Board of Directors following the 2008 Annual Meeting of Stockholders and his goal of diversification of his Company holdings. Mr. Hathaway's cash payment was equal to $2,375,000 and was based on the average of the high and low sales price of our common stock on January 22, 2008 and 50,000 shares.

Grants of Plan-Based Awards for Fiscal Year 2007

The following table sets forth information concerning plan-based awards to the named executive officers during fiscal year 2007 as well as estimated future payouts under such plans:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)(3)	Target (#)	Maximum (#)	
D. C. Hathaway		10,000	1,000,000	2,000,000				
	01-23-07				-0-	40,000	40,000	1,530,000
S. D. Fazzolari		3,500	350,000	700,000				
	01-23-07				-0-	16,000	16,000	612,000
S. J. Schnoor		1,020	102,000	204,000				
	01-23-07				-0-	3,500	3,500	133,875
G. D. H. Butler(5)		3,811	381,132	762,264				
	01-23-07				-0-	16,000	16,000	612,000
R. C. Neuffer		1,265	126,500	253,000				
	01-23-07				-0-	5,000	5,000	191,250
M. E. Kimmel		1,378	137,751	275,502				
	01-23-07				-0-	10,000	10,000	382,500

(1) These columns reflect potential awards under our annual incentive compensation program, made under our 1995 Incentive Plan and described more fully on page 28 of this Proxy Statement. Actual payouts for 2007 are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) These columns reflect potential awards under our restricted stock unit program, granted under our 1995 Incentive Plan and described more fully on page 31 of this Proxy Statement.

(3) Our Compensation Committee has complete discretion on whether to grant and the amount of any grant of restricted stock units that may be made annually to any officer, including the discretion to reduce the grant to zero.

(4) The aggregate grant date fair value of the 2007 restricted stock units, computed in accordance with FAS 123(R), was $38.25 per unit, which was determined using the average of the high and low price of the stock on the previous day's trading, less a discount for dividends not received during the vesting period.

(5) Dollar amounts shown are based on an exchange rate of $2.00 = £1.00.

Annual Incentive Compensation Plan; Long-Term Compensation Plan

For additional details of our Annual Incentive Compensation Plan and Long-Term Compensation Plan payments please see the descriptions set forth on pages 28 and 31 of this Proxy Statement. For additional details about the relationship of salary, bonus and long-term compensation to total compensation please see the "Compensation Discussion and Analysis" section of this Proxy Statement.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards of the named executive officers as of December 31, 2007.

	Option Awards(1)					Stock Awards(2)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
D. C. Hathaway	-0-	-0-	-0-	-0-					
						-0-	-0-	40,000(6)	2,562,800
S. D. Fazzolari	24,000	-0-	-0-	13.33	01-24-09				
	40,000	-0-	-0-	14.50	01-23-10				
	48,000	-0-	-0-	16.325	01-20-12				
						20,000	1,281,400	16,000	1,025,120
S. J. Schnoor	-0-	-0-	-0-	-0-					
						5,200	333,164	3,500	224,245
G. D. H. Butler	20,000	-0-	-0-	14.50	01-23-10				
	20,000	-0-	-0-	12.8150	01-21-11				
	48,000	-0-	-0-	16.3250	01-20-12				
						20,000	1,281,400	16,000	1,025,120
R. C. Neuffer	4,800	-0-	-0-	14.50	01-23-10				
	8,000	-0-	-0-	12.815	01-21-11				
	6,000	-0-	-0-	16.325	01-20-12				
						7,500	480,525	5,000	320,350
M. E. Kimmel	4,000	-0-	-0-	16.325	01-20-12				
						5,200	331,164	10,000	640,700

(1) The Board of Directors has not issued any stock options since 2002 and instead issues restricted stock or restricted stock units as our long-term compensation method.

For grants prior to 2003, the named executive officers were awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant. Fair market value was defined as the average of the high and low price of the stock on the date of grant. The grants were made pursuant to the 1995 Incentive Plan. The number of options granted to each officer was determined by grade level and our Compensation Committee's evaluation of the strategic performance of the individual and the individual's business unit. The maximum stock option award as provided in the 1995 Incentive Plan is 150,000 shares for any single participant in a calendar year. Our Committee does have the discretion to limit or entirely eliminate the number of stock options granted in any period, and, acting upon this authority, declined to award any stock options in 2003, 2004, 2005, 2006 and 2007.

(2) Our Compensation Committee awarded restricted stock units to each of the named executive officers for the 2004, 2005, 2006 and 2007 performance periods under the 1995 Incentive Plan.

A target award level is established by our Compensation Committee and if the performance goal is obtained, then the restricted stock units are granted unless our Compensation Committee exercises its discretion to lower the amount of the award. The restricted stock units vest as provided in footnote 3 on page 17 of this Proxy Statement and the restricted stock unit program is more fully described on page 31 of this Proxy Statement.

(3) The numbers shown in this column reflect all unvested restricted stock units that were earned under our long-term incentive restricted stock unit program. A portion of these awards vest in years 2008 and 2009.

(4) The market value was computed by multiplying the closing market price of our stock on December 31, 2007 by the number of units of restricted stock in the previous column.

(5) The numbers shown in this column reflect all unvested restricted stock units for which performance targets have been set by us but that were unearned in fiscal year 2007 under our long-term incentive restricted stock unit program.

(6) As was described in a Form 8-K filed by us on January 24, 2007, Mr. Hathaway received a grant of 20,000 restricted stock units (pre split amount) that was paid out in cash in the amount of $1,584,900. Our Compensation Committee and the Board considered Mr. Hathaway's significant holdings of our stock, the number of his unexercised stock options and the stage of his career with us in making this determination.

2007 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
D. C. Hathaway	280,000	11,547,952	-0-	-0-
S. D. Fazzolari	-0-	-0-	-0-	-0-
S. J. Schnoor	-0-	-0-	-0-	-0-
G. D. H. Butler	30,000	1,254,245	-0-	-0-
R. C. Neuffer	2,400	79,513	-0-	-0-
M. E. Kimmel	-0-	-0-	-0-	-0-

(1) Represents the difference between the exercise price and the market price of our common stock on the date of exercise.

2007 Pension Benefits

The following table describes pension benefits to the named executive officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
D. C. Hathaway	Harsco Employees Pension Plan	19.250	593,067	-0-
	Supplemental Retirement Benefit Plan	33.000(1)	8,678,263	-0-
S. D. Fazzolari	Harsco Employees Pension Plan	23.333	462,711	-0-
	Supplemental Retirement Benefit Plan	23.333	940,891	-0-
S. J. Schnoor	Harsco Employees Pension Plan	15.750	227,766	
	Supplemental Retirement Benefit Plan	15.750	112,398	
G. D. H. Butler	Harsco Pension Scheme	38.000	8,920,880(3)	-0-
R. C. Neuffer	Harsco Employees Pension Plan	12.250	333,925	-0-
	Supplemental Retirement Benefit Plan	12.250	197,851	-0-
M. E. Kimmel	Harsco Employees Pension Plan	2.417	24,607	-0-
	Supplemental Retirement Benefit Plan	2.417	9,250	-0-

(1) Mr. Hathaway's actual credited service as one of our covered employees is 19.25 years. Mr. Hathaway was granted an additional 13.75 years of service as part of our acquisition in 1979 of the company he founded, in order to credit his years of service with the acquired company. The present value associated with granting 13.75 additional years of credited service in the Supplemental Retirement Benefit Plan is $3,863,054 at year-end 2007.

(2) The disclosed amounts are estimates only and do not necessarily reflect the actual amounts that will be paid to the named executive officers, which will only be known at the time that they become eligible for payment.

(3) The conversion rate used for the amounts included in this row was £1.00 = $2.05 which was the currency exchange rate on the plan measurement date of September 30, 2007.

Retirement Plans

We provide retirement benefits for each officer under the Harsco Employees Pension Plan (referred to as the HEPP) and the Supplemental Retirement Benefit Plan (referred to as the Supplemental Plan). All executive officers are covered by the Supplemental Plan and the HEPP, excepting Mr. Butler, who is covered by the U.K. pension plan described below. Prior to January 1, 2003, the Supplemental Plan replaced the 401(k) Company match lost due to government limitations on such contributions. The replacement was in the form of phantom shares as more fully described in the narrative disclosure to the Nonqualified Deferred Compensation Table. The Supplemental Plan was amended effective January 1, 2003 to eliminate any further granting of phantom shares.

The HEPP and the Supplemental Plan are defined benefit plans providing for normal retirement at age 65. Early retirement may be taken commencing with the first day of any month following the attainment of age 55, provided at least 15 years of service have been completed. Early retirement benefits commencing prior to age 65 are reduced. The Supplemental Plan also provides for unreduced pension benefits if retirement occurs after age 62, provided at least 30 years of service have been completed. The HEPP and the Supplemental Plan also provide for a pre-retirement death benefit payable in a monthly benefit to a beneficiary designated by the participant for participants who die after qualifying for benefits. The Supplemental Plan also includes provisions which fully vest participants upon termination of employment following a "change in control" of the Company as defined in the Supplemental Plan.

Mr. Hathaway is currently eligible for unreduced pension benefits under the Supplemental Plan, as he has attained age 62 and is credited with 34 years of service under the Supplemental Plan. Mr. Hathaway's actual credited service as one of our covered employees is 19.25 years. The additional 13.75 years of service were granted in order to credit his years of service with Dartmouth Investments Limited, which Mr. Hathaway founded and which was acquired by us in 1979.

Total pension benefits are based on final average compensation and years of service. The normal retirement benefit under the Supplemental Plan is equal to a total of 0.8% of final average compensation up to the "Social Security Covered Compensation" as defined in the Supplemental Plan plus 1.6% of the final average compensation in excess of the "Social Security Covered Compensation" multiplied by up to 33 years of service, reduced by the benefits under the HEPP. final average compensation is defined as the aggregate compensation (base salary plus nondiscretionary incentive compensation) for the 60 highest consecutive months out of the last 120 months prior to the date of retirement or termination of employment prior to the normal retirement date.

The Supplemental Plan was amended in 2002 to provide that for any retirements on or after January 1, 2003, the 1.6% factor in the benefit formula is reduced to 1.5% and the definition of final average compensation was amended to reduce the amount of nondiscretionary incentive compensation included in the benefit calculation from 100% to 50% for such amounts paid on or after January 1, 2003. Notwithstanding these amendments, no participant's retirement benefit shall be reduced by reason of these amendments, below the benefit accrued at December 31, 2002. The normal retirement benefit under the HEPP is equal to 1.2% times final average compensation times years of service, up to a maximum of 33 years, plus 1.5% times benefit service in excess of 33 years, but not in excess of 40 years of service. This amount cannot be less than the minimum benefit determined at December 31, 2002, which was determined based on a normal retirement benefit under the HEPP equal to 1.3% times final average compensation times years of service, up to a maximum of 33 years, plus 1.5% times benefit service in excess of 33 years, but not in excess of 40 years of service. Final average compensation is defined as the aggregate compensation (base salary plus non-discretionary incentive compensation) for the 60 highest consecutive months out of the last 120 months prior to the date of retirement or termination of employment prior to the normal retirement date.

The Supplemental Plan and the HEPP were amended on December 31, 2003 to provide that pension benefit accrual service shall not be granted to any of our employees after December 31, 2003, provided, however, that compensation earned for services performed for us for current Supplemental Plan and HEPP participants through December 31, 2013 shall be included in determining their Final Average Compensation under the Supplemental Plan and the HEPP.

We do not provide retiree medical or retiree life insurance benefits to our executive officers.

The above table also shows estimated total annual pension benefits payable to Mr. Butler, for life, under the Harsco Pension Scheme (the "Scheme"), a qualified pension plan in the U.K., upon retirement at age 60, which is normal retirement age under the Scheme, assuming the total pension benefit was payable and retirement took place on December 31, 2007. The benefit would be paid in British pounds and all amounts in the table above are stated in U.S. dollars at a conversion rate of \$2.05 = £1.00, which was the currency exchange rate on the plan measurement date of September 30. The Scheme provides that if the participant dies within five years after starting to receive a pension, a lump sum will be paid equal to the pension payments that would have been made during the remainder of the five year period. The annual pension benefit is based on the highest annual total of salary and bonus within the last five years (or the highest average amount of annual salary plus bonus received in any three consecutive scheme years within the last ten years, if higher) ("Final Pensionable Salary") and the years of service, subject to various deductions for service prior to April 6, 1989, and a statutory limitation of two thirds of the Final Pensionable Salary. The Scheme was amended in 2002 to provide that for any retirements on or after January 1, 2003, the benefit accrual rate is reduced, and the definition of Final Pensionable Salary is amended to reduce the amount of incentive bonus included in the calculation from 100% to 50% for such amounts paid on or after January 1, 2003. The Scheme was amended in 2003 to provide that, in respect of service after January 1, 2004 only, normal retirement age is increased to 65, and the definition of Final Pensionable Salary is amended so as to be equal to the average salary and 50% of bonus over the last five scheme years prior to retirement.

2007 Nonqualified Deferred Compensation

The following table describes nonqualified deferred compensation of the named executive officers.

Name	Executive Contributions in Last FY (\$)	Registrant Contributions in Last FY (\$)(1)	Aggregate Earnings in Last FY (\$)(2)	Aggregate Withdrawals/ Distributions (\$)	Aggregate Balance at Last FYE (\$)(2)
D. C. Hathaway	-0-	3,335,253	194,501	-0-	4,638,616
S. D. Fazzolari	-0-	147,443	63,068	-0-	424,863
S. J. Schnoor	-0-	34,095	-0-	-0-	83,533
G. D. H. Butler(3)	-0-	-0-	-0-	-0-	-0-
R. C. Neuffer	-0-	14,487	8,335	-0-	48,938
M. E. Kimmel	-0-	12,375	15,776	-0-	43,814

(1) Ongoing contributions by us to the phantom share accounts of the named executive officers established under the Supplemental Plan ceased on December 31, 2002. As a result, this column reflects (1) dividend reinvestment contributions by us during fiscal year 2007 to the phantom share accounts of each executive officer established under the Supplemental Plan and (2) phantom contributions by us to the non-qualified restoration plan accounts of each named executive officer during fiscal year 2007. In the case of Mr. Hathaway this column also reflects the \$2,500,000 payment described in footnote (f) to the "All Other Compensation" Table. Except for such \$2,500,000 payment, none of the amounts reported in this column are reported as compensation for fiscal year 2007 in the Summary Compensation Table.

(2) Numbers shown with respect to phantom stock awards are based on a closing stock price on December 31, 2007 of \$64.07 per share (payout for phantom shares would be based on the price of our stock on the date of termination of the relevant officer). Earnings include increase in value of the phantom shares during 2007. None of the amounts reported in the "Aggregate Earnings in Last FY" column were reported as compensation for fiscal year 2007 in the Summary Compensation Table. Except for the \$2,500,000 payment described in Footnote (f) to the "All Other Compensation" table, none of the amounts reported in the "Aggregate

Balance at Last FYE" column were reported as compensation for fiscal years 2006 and 2007 in the Summary Compensation Table.

(3) Mr. Butler is not a participant in any of our U.K. or U.S.-based nonqualified deferred compensation plans.

Nonqualified Deferred Compensation

Phantom Shares

We maintain the Harsco Corporation Savings Plan (the "HCSP"), which includes the "Salary Reduction" feature afforded by Section 401(k) of the Internal Revenue Code. Our officers participated in the above plan until December 31, 2002. Prior to January 1, 2003, we made matching contributions under the HCSP for the account of each participating employee equal to 50% of the first 1% to 6% of such employee's "Salary Reduction" contribution. In addition, prior to January 1, 2003, the Supplemental Plan replaced the 401(k) match lost due to government limitations on such contributions. The replacement was in the form of "phantom" shares to a non-qualified plan. Our officers participated in the Supplemental Plan until December 31, 2002. The HSCP and the Supplemental Plan were amended effective January 1, 2003 to eliminate any future replacement of lost company match and any further granting of phantom shares. As a result, no company matches were made during calendar year 2003 and no phantom shares were granted for calendar year 2003.

Retirement Savings and Investment Plan

A new, non-qualified restoration plan (the "NQ RSIP") was established on January 1, 2004, as part of our new 401(k) savings plan, the Retirement Savings and Investment Plan ("RSIP"). These plans were implemented, among other reasons, to provide coverage for individuals affected by the amendments to the HCSP and the Supplemental Plan, including by establishing new matching and "phantom" contributions to be made by us. Under the RSIP, we make matching contributions for the account of each participating employee equal to 100% of the first 3% of such employee's contributions and 50% of the next 2% contributed by such employee. The NQ RSIP provides for the discretionary and matching contributions that would be otherwise provided under the qualified portion of the RSIP for salaried employees' contributions made as of January 1, 2004, but for IRS Code limitations under Section 402(g), Section 401(a)(17), Section 415 or Section 401(m). Pursuant to the NQ RSIP, we make "phantom" contributions to an employee's (including the executive officers' other than Mr. Butler's) account in an amount equal to the above-described company matching and discretionary contributions under the RSIP, which we were not otherwise able to make for a participant as a result of that participant reaching the limitations imposed by the Code.

Termination or Change in Control Arrangements

We have entered into certain agreements with the named executive officers (other than Mr. Neuffer, who has not entered into any such agreements) and maintain certain plans that will require us to provide compensation to our named executive officers in the event of a termination of employment, including as the result of a change in control.

The following table sets forth our payment obligations following the termination of a named executive officer's employment with us, including as the result of a change in control. The amounts disclosed below are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment and, in the case of payments related to a change in control, would only be payable if a change in control were to occur. The tables reflect the amounts that would be payable under the various arrangements assuming that the termination event occurred on December 31, 2007. All amounts shown in the tables with regard to Mr. Butler are stated at a conversion rate of \$2.00 = £1.00, except that pension amounts are stated at a conversion rate of \$2.05 = £1.00, which was the exchange rate on the pension plan measurement date of September 30, 2007.

	Termination as a Result of				
	Change in Control (2)	For Cause or Voluntary (4)	Involuntary not for Cause (5)	Death or Disability (6)	Retirement (7)
Compensation:					
Unpaid base salary through date of termination	X(2)	X	X	X	X
Unpaid bonus	X(2)		X	X	X
Unpaid long-term incentives					
Restricted Stock Units					
Vested	X(2)	X	X	X	X
Acceleration of Unvested	X			X	X(8)
Stock Options					
Vested	X	X	X	X	X
Unvested and Accelerated(1)	X			X	X
Unpaid Deferred Compensation	X(2)	X	X	X	X
Multiple of Base Salary	X(2);(3)				
Benefits and Perquisites:					
Defined benefit pension plan	X	X	X	X	X
401(k) savings plan	X	X	X	X	X
Supplemental retirement benefit plan	X	X	X	X	X
Life insurance proceeds				X	
Post-retirement health care					
Accrued but unpaid vacation	X(7)	X	X	X	X

(1) The Board of Directors ceased granting stock options after 2002 following a review of the appropriateness of the use of stock options as the vehicle for long-term compensation within the Company. As a result, all outstanding stock options are vested.

(2) In accordance with the terms of the Change in Control Severance Agreements (the "CIC Agreements") entered into by us and each named executive officer other than Mr. Neuffer, Messrs. Butler, Fazzolari, Kimmel and Schnoor will be entitled to these payments if the executive's employment is terminated by us other than for disability or death of the executive or "without cause", or by the executive for "good reason" during the three-year period following the date on which a "change of control" occurs (the "Protection Period"). Mr. Hathaway retired as an executive officer on December 31, 2007.

Due to his retirement on December 31, 2007 as our CEO, Mr. Hathaway has not been included in the below tables. Instead, the present value of the amounts payable to Mr. Hathaway in connection with his retirement on December 31, 2007 is $18,652,642. In the case of the other named executive officers, if the employment of Messrs. Butler, Fazzolari, Kimmel or Schnoor is terminated during the Protection Period by reason of the executive's death or disability, the executive's CIC Agreement will terminate without further obligations under the applicable CIC Agreement to the executive's representatives, other than those obligations accrued or earned and vested (if applicable) by the Executive as of the Date of Termination, including, (a) the executive's full base salary through the date of termination at the rate in effect on the date of termination or, if higher, at the highest rate in effect at any time from the 90-day period preceding the effective date of a change in control through the date of termination (the "Highest Base Salary"), (b) the product of the annual bonus paid to the executive for the last full fiscal year and a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination, and the denominator of which is 365 and (c) any compensation previously deferred by the executive (together with any accrued interest thereon) and not yet paid by us (the amounts specified in clauses (a), (b) and (c), the "Accrued Obligations").

The following table sets forth the present value of such lump sum payments for Accrued Obligations for each of the officers named in the table based on 2007 salaries assuming death occurs on December 31, 2007 and during the Protection Period. None of the amounts shown below are accrued as a result of death occurring during the Protection Period. Such amounts would have been paid to the named executive officers under existing plans and arrangements regardless of the CIC Agreements or the occurrence of a change in control. Mr. Neuffer would be entitled to the payments shown in the first table in footnote (6) if his death occurred on December 31, 2007.

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Kimmel
$12,250,631	$2,286,416	$16,119,698	$3,112,776

The following table sets forth the present value of such lump sum payments for Accrued Obligations for each of the officers named in the table based on 2007 salaries assuming disability occurs on December 31, 2007 and during the Protection Period. None of the amounts shown below are accrued as a result of disability occurring during the Protection Period. Such amounts would have been paid to the named executive officers under existing plans and arrangements regardless of the CIC Agreements or the occurrence of a change in control. Mr. Neuffer would be entitled to the payments shown in the second table in footnote (6) if he became disabled on December 31, 2006.

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Kimmel
$11,661,764	$1,845,522	$16,254,679	$2,618,820

If the employment of Messrs. Butler, Fazzolari, Kimmel or Schnoor is terminated during the Protection Period for cause, the executive's CIC Agreement will terminate without further obligations under the CIC Agreement to the executive, other than the obligation to pay to the executive the Highest Base Salary through the date of termination plus the amount of any compensation previously deferred by the executive (together with accrued interest thereon). The following table sets forth the present value of such payments under the CIC Agreements for each of the officers named in the table based on 2007 salaries assuming the "for cause" termination occurs on December 31, 2007 and during the Protection Period. None of the amounts shown in the table below or with regard to Mr. Neuffer are accrued as a result of the termination occurring during the Protection Period, except that the vesting of each officer's restricted stock units accelerates, in accordance with the terms of the restricted stock units agreements, upon the occurrence of a change in control. Other than payments relating to restricted stock units, such amounts would have been paid to the named executive officers under existing plans and arrangements regardless of the CIC Agreements or the occurrence of a change in control. Mr. Neuffer would be entitled to payments with a present value of $2,586,589 if he were terminated for cause on December 31, 2007.

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Kimmel
$10,267,609	$1,501,458	$15,595,321	$2,349,499

If Messrs. Butler, Fazzolari, Kimmel or Schnoor terminate their employment during the Protection Period other than for good reason, the executive's CIC Agreement will terminate without further obligations under the CIC Agreement to the executive, other than those obligations accrued or earned and vested (if applicable) by the executive through the date of termination, including the executive's base salary through the date of termination at the rate in effect on the date of termination plus the amount of any compensation previously deferred by the executive (together with accrued interest thereon). The following table sets forth the present value of such payments under the CIC Agreements for each of the officers named in the table based on 2007 salaries assuming the "other than for good reason" termination occurs on December 31, 2007 and during the Protection Period. None of the amounts shown in the table below or with regard to Mr. Neuffer are accrued as a result of the termination occurring during the Protection Period, except that the vesting of each officer's restricted stock units accelerates, in accordance with the terms of the restricted stock units agreements, upon the occurrence of a change in control. Other than payments relating to restricted stock units, such amounts would have been paid to the named executive officers under existing plans and arrangements regardless of the CIC Agreements or the occurrence of a change in control. Mr. Neuffer would be entitled to payments with a present value of $3,042,924 if he were terminated other than for good reason on December 31, 2007.

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Kimmel
$12,005,214	$2,048,893	$16,254,679	$2,625,062

If, during the Protection Period, we terminate the employment of Messrs. Butler, Fazzolari, Kimmel or Schnoor other than for cause, disability or death, or such executive terminates his employment for good reason, we shall pay the executive in a lump sum the aggregate of the following amounts (a) the executive's full base salary and vacation pay accrued through the date of termination at the rate in effect on the date of termination plus pro-rated incentive compensation under our annual incentive compensation plan through the date of termination at the same percentage rate applicable to the calendar year immediately prior to the date of termination, plus all other amounts to which the executive is entitled under any of our compensation plans, programs, practices or policies in effect at the time such payments are due; (b) the amount of any compensation previously deferred by the executive (together with accrued interest thereon); and (c) a lump sum severance payment in an amount equal to one times the executive's base salary, in the case of Mr. Kimmel and Mr. Schnoor, or three times the executive's base salary, in the case of Messrs. Butler and Fazzolari. The payment may be subject to reduction to avoid certain adverse tax consequences. The following table sets forth the present value of such payments for each of the officers named in the table based on 2007 salaries assuming termination occurs on December 31, 2007. Of the amounts shown below, only the following amounts, made up of each officer's multiple of base salary payment and payout for restricted stock units based on accelerated vesting of the same in accordance with the change in control provisions contained in each restricted stock units agreement, would directly result from the termination occurring during the Protection Period or the occurrence of a change in control: for (a) Mr. Butler, $4,120,935; (b) Mr. Fazzolari, $3,693,535; (c) Mr. Kimmel, $1,781,271 and (d) Mr. Schnoor, $743,223. All other amounts shown below would have been paid to the named executive officers under existing plans and arrangements regardless of the CIC Agreements or the occurrence of a change in control. Mr. Neuffer would be entitled to payments with a present value of $3,042,924 if he were terminated for the above reasons on December 31, 2007, which amount does not include a multiple of base salary payment but does include a payout for restricted stock units based upon their accelerated vesting in accordance with the change in control provisions contained in Mr. Neuffer restricted stock units agreements.

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Kimmel
$13,505,214	$2,071,185	$18,372,079	$2,900,563

(3) The multiple is 3 times base salary in the case of Messrs. Butler and Fazzolari and 1 time base salary in the case of Mr. Kimmel and Mr. Schnoor.

(4) The following table sets forth the present value of the lump sum payments for each executive officer assuming (a) the executive officer was terminated for cause on December 31, 2007 and (b) that such termination took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the named executive).

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Neuffer	Mr. Kimmel
$8,074,074	$1,013,235	$13,591,786	$1,814,195	$843,729

(5) The following table sets forth the present value of the lump sum payments for each executive officer assuming (a) the executive officer was terminated involuntarily without cause on December 31, 2007 and (b) that such termination took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the named executive).

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Neuffer	Mr. Kimmel
$9,811,679	$1,327,962	$14,251,144	$2,270,530	$1,119,292

(6) The following table sets forth the present value of the lump sum payments for each executive officer assuming (a) the executive's death occurs on December 31, 2007 and (b) that such death took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the named executive).

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Neuffer	Mr. Kimmel
$12,250,631	$2,286,416	$16,119,698	$3,374,172	$3,112,776

The following table sets forth the present value of the lump sum payments for each executive officer assuming (a) the executive's disability occurs on December 31, 2007 and (b) that such disability took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the named executive).

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Neuffer	Mr. Kimmel
$11,661,764	$1,845,522	$16,254,679	$2,947,578	$2,618,820

(7) The following table sets forth the present value of the lump sum payments for each executive officer assuming (a) the executive officer retires on December 31, 2007 and (b) that such retirement took place either prior to a change in control or following the Protection Period (as defined above and as applicable to the named executive). Since none of Messrs. Kimmel or Schnoor were retirement-eligible on December 31, 2007, the numbers shown are the estimated

present value of the retirement benefits that would be payable to each such individual at normal retirement age (*i.e.*, age 65).

Mr. Fazzolari	Mr. Schnoor	Mr. Butler	Mr. Neuffer	Mr. Kimmel
$9,811,679	$1,327,962	$14,251,144	$2,270,530	$1,122,292

(8) The provisions of each restricted stock units agreement provide that the restricted stock units immediately vest and become non-forfeitable upon the grantee's death, disability, a change in control (as defined in the 1995 Incentive Plan) or upon the grantee's retirement at the specified retirement age. On September 27, 2006, the Board approved amendments to our performance-based restricted stock unit program which included a reduction of the specified retirement age from age 65 to age 62. The revisions apply to grants made after September 27, 2006.

Severance Benefits Payable Outside of a Change in Control

Upon certain types of terminations of employment (other than a termination during the Protection Period) severance benefits may be paid to the named executive officers. However, the named executive officers are not covered by any type of arrangement or general severance plan that would pay severance benefits to any of them outside of a change in control situation and any severance benefits payable to them would (1) in the case of the Chief Executive Officer, be determined by the Compensation Committee in its discretion and (2) in the case of the other named executive officers, be determined by us in our discretion, subject to review and approval of the same by the Compensation Committee.

Benefits and Perquisites

Pension benefits, perquisites and other compensation and benefits payable to the named executive officers are discussed in greater detail in the section entitled "Compensation Discussion and Analysis" beginning on page 21 of this Proxy Statement.

TRANSACTIONS WITH RELATED PERSONS

One of our directors, Robert C. Wilburn, is President of the Gettysburg National Battlefield Museum Foundation, a 501(c)(3) nonprofit educational institution, which we will refer to as the Foundation. In September 2006, our Patent Construction Systems division formalized a commitment to donate the rental, installation and removal of scaffolding toward the Foundation's fundraising campaign in support of the construction of a new museum for the Gettysburg National Military Park in Gettysburg, Pennsylvania. The donation is being made over approximately a 30 month period and has a fair market value of approximately $410,000 and a cost to us of approximately $290,000.

Although our policies and procedures that were in place during 2006 for the review and approval of material transactions with related persons did not require the review and approval of this donation, our Nominating and Corporate Governance Committee nonetheless reviewed and approved the transaction in February 2007 under the policies and procedures described below, which were established during 2007.

For the fiscal year ended December 31, 2007, there were no other transactions with the Company in which any related person had a direct or indirect material interest that would need to be disclosed pursuant to Item 404 of Regulation S-K nor were there any planned transactions.

Policies and Procedures Regarding Transactions with Related Persons

As set forth in its charter, the Nominating and Corporate Governance Committee of the Board of Directors is responsible for reviewing and approving all material transactions with any related person. Related persons include any of our directors, director nominees or executive officers, certain of our stockholders and their immediate family members. A copy of the Nominating and Corporate Governance Committee Charter is available at the Corporate Governance section of our website at *www.harsco.com.*

To identify related person transactions, each year, we submit and require our directors and officers to complete Directors' and Officers' Questionnaires identifying any and all transactions with us in which the officer or director or their family members have an interest. We review related person transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests. We expect our directors, officers and employees to act and make decisions that are in our best interests and encourage them to avoid situations which present a conflict between our interests and their own personal interests.

Our directors, officers and employees are prohibited from using their position of employment or other relationship with us to influence decisions concerning business transactions between us and a company in which they or a member of their immediate family has a personal interest through ownership, with the exception of investments in publicly held corporations when the investment results in less than a one percent ownership interest. In addition, directors, officers and employees must not accept personal favors or benefits from those dealing with us which could influence or could give the impression of influencing their business judgment. Our code of business conduct applies to each of our directors and employees as, among other things, the primary guide for what we expect regarding handling potential and actual conflicts of interest. The section of the code of business conduct entitled "Serving our Markets with Integrity" covers the concept of conflicts of interest and our view about when an inappropriate undertaking may be occurring. A copy of our code of business conduct is available at the Corporate Governance section of our website at *www.harsco.com.*

EXECUTIVE DEVELOPMENT AND SUCCESSION

The executive development process ensures continuity of leadership over the long-term, and it forms the basis on which we make ongoing executive assignments. Through the integration of the performance assessment and executive development processes, position assignments are based on the most qualified and ready executives. Our future leaders are developed through these carefully selected assignments. We believe that consistent and ongoing application of this process meets the long-range requirements of the business and achieves competitive advantage.

During 2004 the Board of Directors, in connection with ongoing discussions with senior management, requested that a review of our talent pool be undertaken to assure that an appropriate level of qualified management candidates were available throughout our business to manage the significant growth that was taking place and was expected to continue to take place in the business. We undertook to develop an assessment process for our senior executives to determine the strengths and weaknesses of the leadership personnel within our business. Competencies that were believed to be key to a successful manager within our business were developed and then assessed. The results of these assessments were reviewed and discussed with each management participant and development plans were instituted. We also worked with an outside vendor to develop a training program to help provide developmental training in each of these key competencies for selected high-potential management talent.

Each year, our Compensation Committee reviews our leadership talent development program to ensure good performance and alignment between business strategies and operating plans. The Board of Directors annually reviews the results of the leadership capability and succession process with the Chairman and Chief Executive Officer in executive session.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Pierce, Jasinowski, Scheiner, Sordoni and Ms. Scanlan served as members of our Compensation Committee during 2007. None of them was one of our officers or employees or an officer or employee of any of our subsidiaries during that time or in the past, and none of them or any other Director served as an executive officer of any entity for which any of our executive officers serve as a director or a member of its compensation committee.

No member of our Compensation Committee other than Mr. Wilburn has had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934. See the above section entitled "Transactions with Related Persons" for a description of this relationship.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and more than 10% stockholders to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership and changes in ownership in their holdings of our stock. Copies of these reports also must be furnished to us. Based on an examination of these reports and information furnished by these stockholders, all such reports have been timely filed, except that in January 2007, Form 4 reports were inadvertently filed late on behalf of Messrs. Butler, Fazzolari, Kimmel, Neuffer and Schnoor relating to the grant of restricted stock units.

OTHER MATTERS

The cost of this solicitation of proxies will be borne by us. In addition to solicitation by use of mail, our employees may solicit proxies personally or by telephone or facsimile but will not receive additional compensation for these services. Arrangements may be made with brokerage houses, custodians, nominees and fiduciaries to send proxies and proxy materials to their principals and we may reimburse them for their expense in so doing. We have retained Morrow & Co. to assist in the solicitation at a cost that is not expected to exceed $10,000 plus reasonable out-of-pocket expenses.

"Householding" of Proxy Materials

We and some brokers household the Annual Report to Stockholders and proxy materials, delivering a single copy of each to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate copy of the proxy materials, including the Annual Report to Stockholders, or if you are receiving multiple copies of the proxy materials and wish to receive only one, please notify, whether in writing or orally, your broker if your shares are held in a brokerage account or us if you hold registered shares, at which time we will promptly deliver separate copies of the materials to each of the affected stockholders. You can notify us by sending a written request to Harsco Corporation, 350 Poplar Church Road, Camp Hill, PA 17011 or by calling (717) 763-7064.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR PRESENTATION AT 2009 ANNUAL MEETING OF STOCKHOLDERS.

Next year's annual meeting of stockholders will be held on April 28, 2009. If one of our stockholders wishes to submit a proposal for consideration at the 2009 annual meeting of stockholders, such proposal must be received at our executive offices no later than November 20, 2008 to be considered for inclusion in our Proxy Statement and Proxy Card relating to the 2009 annual meeting. Although a stockholder proposal received after such date will not be entitled to inclusion in our Proxy Statement and Proxy Card, a stockholder can submit a proposal for consideration at the 2009 annual meeting in accordance with our By-Laws if written notice is given to the Secretary of the Company not less than 60 days nor more than 90 days prior to the annual meeting. In the event that we give less than 70 days notice of the annual meeting date to stockholders, the stockholder must give notice of the proposal within ten days after the mailing of notice or announcement of the annual meeting date. In order to nominate a candidate for election as a Director at the 2009 annual meeting, a stockholder must provide written notice and supporting information to the Secretary of the Company by personal delivery or mail not later than January 24, 2009.

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STOCKHOLDER INFORMATION

COMPANY NEWS

Company information, archived news releases and SEC filings are available free of charge 24 hours a day, seven days a week via Harsco's website at www.harsco.com. Harsco's quarterly earnings conference calls and other significant investor events are posted when they occur.

Securities analysts, portfolio managers, other representatives of institutional investors and other interested parties seeking information about Harsco should contact:

Eugene M. Truett
Vice President - Investor Relations and Credit
Phone: 717.975.5677 Fax: 717.763.6402
Email: etruett@harsco.com

ANNUAL MEETING

April 22, 2008, 10:00 am
Radisson Penn Harris Hotel and Convention Center
Camp Hill, PA 17011

REGISTRAR, TRANSFER AND DIVIDEND DISBURSING AGENT

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Phone: 800.850.3508
www.bnymellon.com

Mellon Investor Services maintains the records for our registered stockholders and can help you with a variety of stockholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can also access your investor statements online 24 hours a day, seven days a week with MLink^{sm}. For more information, go to www.bnymellon.com/shareowner/isd.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Philadelphia, PA 19103

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURNS

The following performance graph compares the yearly percentage change in the cumulative total stockholder return (assuming the reinvestment of dividends) on Harsco common stock against the cumulative total return of the Standard & Poor's MidCap 400 Index and Dow Jones U.S. Diversified Industrials Index. The graph assumes an initial investment of $100 on December 31, 2002.



Cumulative Total Returns
$447.42
$211.81
$183.58
$100
02
03
04
05
06
07
Harsco
S&P MidCap 400 Index
Dow Jones U.S. Diversified Industrials Index

QUARTERLY SHARE PRICE AND DIVIDEND INFORMATION

	High	Low	Dividends Declared
2007			
Q1[a]	$45.325	$36.90	$0.1775
Q2	54.00	44.49	0.1775
Q3	59.99	47.85	0.1775
Q4	66.51	55.37	0.1950
2006[a]			
Q1	$42.275	$33.76	$0.1625
Q2	44.85	35.625	0.1625
Q3	41.21	33.86	0.1625
Q4	41.485	38.00	0.1775

High and low per share data are as quoted on the New York Stock Exchange. Harsco common stock is listed on the New York Stock Exchange under ticker symbol HSC and is a component of the S&P MidCap 400 Index and the Russell 1000 Index.

[a] Historical per share data restated to reflect the two-for-one stock split that was effective at the close of business March 26, 2007.

MANAGEMENT'S CERTIFICATIONS

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K.

In addition, in May 2007 our Chief Executive Officer provided to the New York Stock Exchange the annual Section 303A CEO certification regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Produced entirely in-house by Harsco Corporation. Printing by Innovative Technologies in Print.

Harsco

HARSCO CORPORATION

350 Poplar Church Road
Camp Hill, PA 17011 USA
Tel: 717.763.7064
www.harsco.com

ACCESS SERVICES

SGB Group
Harsco House, Regent Park
299 Kingston Road
Leatherhead, Surrey KT22 7SG
United Kingdom
Tel: 44.1372.381300
www.sgb.co.uk

Hünnebeck Group GmbH
Rehhecke 80
D-40885 Ratingen
Germany
Tel: 49.2102.937-1
www.huennebeck-group.com

Patent Construction Systems
650 From Road, Suite 525
Paramus, NJ 07652 USA
Tel: 201.261.5600
www.pcshd.com

MILL SERVICES

MultiServ
Harsco House, Regent Park
299 Kingston Road
Leatherhead, Surrey KT22 7SG
United Kingdom
Tel: 44.1372.381400
www.multiserv.com

MINERALS & RAIL SERVICES AND PRODUCTS

Harsco Track Technologies
2401 Edmund Road
West Columbia, SC 29171 USA
Tel: 803.822.9160
www.harscotrack.com

Excel Minerals
Two Gateway Center
603 Stanwix St. 1825
Pittsburgh, PA 15222 USA
Tel: 412.434.5700
www.excelminerals.com

Reed Minerals
5040 Louise Drive
Mechanicsburg, PA 17055 USA
Tel: 717.506.2071
www.reedminerals.com

IKG Industries
1514 S. Sheldon Road
Channelview, TX 77530 USA
Tel: 281.452.6637
www.ikgindustries.com

Air-X-Changers
5215 Arkansas Road
Catoosa, OK 74015 USA
Tel: 918.619.8000
www.airx.com

Patterson-Kelley
100 Burson Street
East Stroudsburg, PA 18301 USA
Tel: 570.421.7500
www.patkelco.com

END